BERUSCHI & COMPANY

Barristers & Solicitors

Anthony J. Beruschi B.Sc., LL.B.

Suite #501 - 905 West Pender Street
Vancouver, British Columbia, V6C 1L6
Tel: (604)669-3116 Fax: (604)669-5886
E-Mail: gwegner@beruschi.com

07025381

July 10, 2007

SUPPL

Securities & Exchange Commission
Division of Corporate Finance
Room 3026 - 450 Fifth Street N.W.
Washington, DC 20549

Attention: Office of International Corporate Finance

PROCESSED
JUL 23 2007
THOMSON
FINANCIAL

Dear Sirs/ Mesdames:

Re: BOSS POWER CORP. (the "Issuer")
(formerly BOSS GOLD INTERNATIONAL CORP.)
Filing of documents under Rule 12g3-2(b),
***Securities Act* of 1934**
File No. 82-4571

With respect to the Issuer's exemption pursuant to Rule 12g3-2(b) promulgated under the *Securities Act* of 1934, we submit for recording the following documents that were filed, published or distributed to security holders since March 20, 2007:

A. Copy of Notice of Alteration dated June 12, 2007 filed with the Registrar of Companies and filed as material document with the Alberta and British Columbia Securities Commissions.

B. Copy of Notice of Articles dated June 12, 2007 issued by the Registrar of Companies and filed as material document with the Alberta and British Columbia Securities Commissions.

C. Copy of the Issuer's Annual Report on Form 6 as of March 26, 2007.

D. Audited Financial Statements and accompanying Management Discussion and Analysis ("MD&A")

- copy of audited financial statements for the year ended December 31, 2006 with relevant MD&A.

Dlw 7/20

E. Copies of Certifications of Annual Filings (Forms 52-109F1) filed with the British Columbia and Alberta Securities Commissions.

F. Unaudited Financial Statements and accompanying MD&As

- copy of unaudited financial statements for the period ended March 31, 2007.
- copy of corrected unaudited financial statements for the period ended March 31, 2007 with relevant MD&A.
- copy of cover letter to the British Columbia and Alberta Securities Commissions regarding the corrected financial statements

G. Copies of Forms 52-109F2 (Certification of Interim Filings) filed with the British Columbia and Alberta Securities Commissions.

H. Copy of Filing Statement filed with the TSX Venture Exchange and with the Alberta and British Columbia Securities Commissions.

I. Copy of news release issued during the relevant period.

J. Copy of Exempt Distribution Report (Form 45-106F1) filed with the Alberta, British Columbia and Ontario Securities Commissions.

K. Copies of Material Change Reports (Forms 51-102F3) filed with the British Columbia and Alberta Securities Commissions.

L. Copies of the following material documents filed with the British Columbia and Alberta Securities Commissions:

- Certificate of Change of Name dated June 12, 2007
- Amendment Agreement dated May 23, 2007
- Agency Agreement dated June 12, 2007
- Pooling Agreement dated January 10, 2007
- Escrow Agreement dated June 12, 2007
- Warrant Indenture dated June 12, 2007

M. Copy of Notice of Change in Corporate Structure filed with the British Columbia and Alberta Securities Commissions.

N. Copy of TSX Venture Exchange letter of approval in bulletin format.

O. Copy of NI 43-101 Technical Report filed with the British Columbia and Alberta Securities Commissions.

P. Copy of third party (Anthony J. Beruschi) press release filed with the Alberta and British Columbia Securities Commissions under the Issuer's SEDAR profile.

Q. Copies of Early Warning Reports filed by third parties with the Alberta and British Columbia Securities Commissions under the Issuer's SEDAR profile.

Please acknowledge receipt of these documents on the enclosed copy of this letter and return it in the enclosed self-addressed envelope.

Sincerely,

BERUSCHI & COMPANY

PER: ______________________

GWEN WEGNER
Paralegal

Enclosures

// BERUSCHI & COMPANY
Barristers & Solicitors

Anthony J. Beruschi B.Sc., LL.B.

Suite #501 - 905 West Pender Street
Vancouver, British Columbia, V6C 1L6
Tel: (604)669-3116 Fax: (604)669-5886
E-Mail: gwegner@beruschi.com

ACKNOWLEDGED RECEIPT THIS
____ DAY OF ____________, 20____

BY: __________________

July 10, 2007

Securities & Exchange Commission
Division of Corporate Finance
Room 3026 - 450 Fifth Street N.W.
Washington, DC 20549

Attention: Office of International Corporate Finance

Dear Sirs/ Mesdames:

Re: BOSS POWER CORP. (the "Issuer")
(formerly BOSS GOLD INTERNATIONAL CORP.)
Filing of documents under Rule 12g3-2(b),
***Securities Act* of 1934**
File No. 82-4571

With respect to the Issuer's exemption pursuant to Rule 12g3-2(b) promulgated under the *Securities Act* of 1934, we submit for recording the following documents that were filed, published or distributed to security holders since March 20, 2007:

A. Copy of Notice of Alteration dated June 12, 2007 filed with the Registrar of Companies and filed as material document with the Alberta and British Columbia Securities Commissions.

B. Copy of Notice of Articles dated June 12, 2007 issued by the Registrar of Companies and filed as material document with the Alberta and British Columbia Securities Commissions.

C. Copy of the Issuer's Annual Report on Form 6 as of March 26, 2007.

D. Audited Financial Statements and accompanying Management Discussion and Analysis ("MD&A")

- copy of audited financial statements for the year ended December 31, 2006 with relevant MD&A.

E. Copies of Certifications of Annual Filings (Forms 52-109F1) filed with the British Columbia and Alberta Securities Commissions.

F. Unaudited Financial Statements and accompanying MD&As

- copy of unaudited financial statements for the period ended March 31, 2007.
- copy of corrected unaudited financial statements for the period ended March 31, 2007 with relevant MD&A.
- copy of cover letter to the British Columbia and Alberta Securities Commissions regarding the corrected financial statements

G. Copies of Forms 52-109F2 (Certification of Interim Filings) filed with the British Columbia and Alberta Securities Commissions.

H. Copy of Filing Statement filed with the TSX Venture Exchange and with the Alberta and British Columbia Securities Commissions.

I. Copy of news release issued during the relevant period.

J. Copy of Exempt Distribution Report (Form 45-106F1) filed with the Alberta, British Columbia and Ontario Securities Commissions.

K. Copies of Material Change Reports (Forms 51-102F3) filed with the British Columbia and Alberta Securities Commissions.

L. Copies of the following material documents filed with the British Columbia and Alberta Securities Commissions:

- Certificate of Change of Name dated June 12, 2007
- Amendment Agreement dated May 23, 2007
- Agency Agreement dated June 12, 2007
- Pooling Agreement dated January 10, 2007
- Escrow Agreement dated June 12, 2007
- Warrant Indenture dated June 12, 2007

M. Copy of Notice of Change in Corporate Structure filed with the British Columbia and Alberta Securities Commissions.

N. Copy of TSX Venture Exchange letter of approval in bulletin format.

O. Copy of NI 43-101 Technical Report filed with the British Columbia and Alberta Securities Commissions.

P. Copy of third party (Anthony J. Beruschi) press release filed with the Alberta and British Columbia Securities Commissions under the Issuer's SEDAR profile.

Q. Copies of Early Warning Reports filed by third parties with the Alberta and British Columbia Securities Commissions under the Issuer's SEDAR profile.

Please acknowledge receipt of these documents on the enclosed copy of this letter and return it in the enclosed self-addressed envelope.

Sincerely,

BERUSCHI & COMPANY

PER:

GWEN WEGNER
Paralegal

Enclosures

82-4571

Date and Time: June 12, 2007 02:54 PM Pacific Time

BRITISH COLUMBIA
The Best Place on Earth

Ministry of Finance
BC Registry Services

Mailing Address:
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3
www.corporateonline.gov.bc.ca

Location:
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

Notice of Alteration

FORM 11
BUSINESS CORPORATIONS ACT
Section 257

Filed Date and Time:	**June 12, 2007 02:53 PM Pacific Time**
Alteration Date and Time:	**Notice of Articles Altered on June 12, 2007 02:53 PM Pacific Time**

NOTICE OF ALTERATION

Incorporation Number:
BC0230487

Name of Company:
BOSS GOLD INTERNATIONAL CORP.

Name Reservation Number:
NR5966923

Name Reserved:
BOSS POWER CORP.

ALTERATION EFFECTIVE DATE:

The alteration is to take effect at the time that this application is filed with the Registrar.

CHANGE OF NAME OF COMPANY

From:
BOSS GOLD INTERNATIONAL CORP.

To:
BOSS POWER CORP.

82-4571

BRITISH COLUMBIA
The Best Place on Earth

Ministry of Finance
BC Registry Services

Mailing Address:
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3
www.corporateonline.gov.bc.ca

Location:
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

CERTIFIED COPY
Of a Document filed with the Province of British Columbia Registrar of Companies

RON TOWNSHEND
June 12, 2007

Notice of Articles

BUSINESS CORPORATIONS ACT

This Notice of Articles was issued by the Registrar on: June 12, 2007 02:53 PM Pacific Time

Incorporation Number: **BC0230487**

Recognition Date: Incorporated on March 26, 1981

NOTICE OF ARTICLES

Name of Company:

BOSS POWER CORP.

REGISTERED OFFICE INFORMATION

Mailing Address:
501 - 905 WEST PENDER STREET
VANCOUVER BC V6C 1L6
CANADA

Delivery Address:
501 - 905 WEST PENDER STREET
VANCOUVER BC V6C 1L6
CANADA

RECORDS OFFICE INFORMATION

Mailing Address:
501 - 905 WEST PENDER STREET
VANCOUVER BC V6C 1L6
CANADA

Delivery Address:
501 - 905 WEST PENDER STREET
VANCOUVER BC V6C 1L6
CANADA

DIRECTOR INFORMATION

Last Name, First Name, Middle Name:
HUGHES, RON

Mailing Address:
7430 MARK CRESCENT
BURNABY BC V5A 1Z3
CANADA

Delivery Address:
7430 MARK CRESCENT
BURNABY BC V5A 1Z3
CANADA

Last Name, First Name, Middle Name:
BROOKS, DOUGLAS B.

Mailing Address:
4403 RANGER AVENUE
NORTH VANCOUVER BC V7R 3L1
CANADA

Delivery Address:
4403 RANGER AVENUE
NORTH VANCOUVER BC V7R 3L1
CANADA

Last Name, First Name, Middle Name:
ADDIE, ROBERT KEVIN

Mailing Address:
1250 WEST 40TH AVENUE
VANCOUVER BC V6M 1V4
CANADA

Delivery Address:
1250 WEST 40TH AVENUE
VANCOUVER BC V6M 1V4
CANADA

Last Name, First Name, Middle Name:
RIDD, IRVIN

Mailing Address:
39-3750 EDGEMONT BLVD.
NORTH VANCOUVER BC V7R 2P8
CANADA

Delivery Address:
39-3750 EDGEMONT BLVD.
NORTH VANCOUVER BC V7R 2P8
CANADA

AUTHORIZED SHARE STRUCTURE

1.	No Maximum	Common Shares	Without Par Value Without Special Rights or Restrictions attached

82-4571

BOSS GOLD INTERNATIONAL CORP.
INTERIM CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2007
(Prepared by Management)

(superseded)

BOSS GOLD INTERNATIONAL CORP.

March 31, 2007

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of the Company have been prepared by management and approved by the Audit Committee and Board of Directors of the Company.

The Company's independent auditors have not performed a review of these financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditors.

BOSS GOLD INTERNATIONAL CORP.
INTERIM CONSOLIDATED BALANCE SHEETS
(Prepared by Management)

	(Unaudited) 31-Mar-07	(Audited) 31-Dec-06
ASSETS		
Current		
Cash and cash equivalents	$ 903,910	$ 859,010
Goods and Services Tax receivable	9,205	4,586
Prepaid expenses	88,511	36,200
	1,001,626	899,796
Capital assets – Note 4	3,075	3,315
Resource properties – Note 5	1,210	-
	$ 1,005,911	$ 903,111
LIABILITIES		
Current		
Accounts payable and accrued liabilities – Note 7	$ 126,225	$ 126,386
	126,225	126,386
SHAREHOLDERS' DEFICIENCY		
Share capital – Note 6	5,860,068	5,860,068
Share subscription	163,548	-
Contributed surplus – Note 6	22,201	22,201
Deficit	(5,166,131)	(5,105,544)
	879,686	776,725
	$ 1,005,911	$ 903,111

Nature and Continuance of Operations – Note 2
Subsequent Events - Note 8

APPROVED BY THE DIRECTORS:

"Irvin Ridd" , Director

"Douglas Brooks" , Director

BOSS GOLD INTERNATIONAL CORP.
INTERIM CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
For the three months ended March 31, 2007 and 2006
(Unaudited – Prepared by Management)

	Three months ended	
	31-Mar-07	31-Mar-06
Administrative expenses		
Accounting, audit and legal fees	$ 5,010	$ 803
Amortization	240	58
Interest	7,903	6,801
Consulting fees	20,600	-
Management fees	7,500	7,500
Office, rent and miscellaneous	16,759	12,049
Transfer agent and filing fees	2,575	2,054
Net loss before other items	60,587	29,265
Prior year adjustments	-	4,776
Net loss for the period	60,587	34,041
Deficit, beginning of the period	5,105,544	4,699,802
Deficit, end of the period	$ 5,166,131	$ 4,733,843
Basic and diluted loss per share	$ 0.005	$ 0.005
Weighted average number of shares outstanding	12,305,123	7,268,911

BOSS GOLD INTERNATIONAL CORP.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

For the three months ended March 31, 2007 and 2006

(Unaudited – Prepared by Management)

	Three months ended	
	31-Mar-07	31-Mar-06
Operating Activities		
Net loss for the period	$ (60,587)	$ (34,041)
Add (deduct) items not affecting cash:		
Amortization	240	58
	(60,347)	(33,983)
Changes in non-cash working capital items related to operations:		
GST and other receivable	(4,619)	2,882
Prepaid expenses	(52,311)	-
Accounts payable	(161)	(55,906)
	(117,438)	(87,007)
Investing Activities		
Increase in resource property	(1,210)	(2,294)
	(1,210)	(2,294)
Financing Activities		
Issuance of common shares for cash	-	16,000
Contributed surplus	-	(7,000)
Share subscriptions	163,548	-
	163,548	9,000
Increase (decrease) in cash during the period	44,900	(80,301)
Cash, beginning of period	859,010	86,641
Cash, end of period (bank indebtedness)	$ 903,910	$ 6,340
Supplemental disclosure of cash flow information:		
Cash paid for:		
Interest	$ -	$ -
Income Taxes	$ -	$ -

BOSS GOLD INTERNATIONAL CORP.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2007 and 2006
(Prepared by Management)

Note 1 Interim Financial Statements

While the information presented in these interim consolidated financial statements is unaudited, it includes all adjustments which are, in the opinion of management, necessary to present fairly the financial position, results of operations and cash flows for the interim period presented. These interim financial statements follow the same accounting policies and methods of their application as the Company's December 31, 2006 financial statements. It is suggested that these interim financial statements be read in conjunction with the Company's annual December 31, 2006 audited financial statements.

Note 2 Nature and Continuance of Operations

The Company's principal business activity has been resource property exploration. The Company's shares are publicly traded on the NEX board of the TSX Venture Exchange. On July 11, 2005, the Company consolidated its share capital on a 3 old for 1 new basis and changed its name to Boss Gold International Corp. from Boss Gold Corp. On July 11, 2005, the common shares of Boss Gold International Corp. commenced trading on the TSX Venture Exchange under the symbol BOG.H.

These consolidated financial statements have been prepared on a going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business. Realization values may be substantially different from carrying values as shown and these financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern. The Company had not yet achieved profitable operations, has accumulated losses of $5,166,131 since inception, and has a working capital of $875,401 at March 31, 2007, which may not be sufficient to fund operations for the next fiscal year and expects to incur further losses in the development of its business, all of which casts substantial doubt about the Company's ability to continue as a going concern. The Company's ability to continue as a going concern is dependant upon the ability of the Company to generate profitable operations in the future and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations a

Note 3 Significant Accounting Policies

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada and are stated in Canadian dollars. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgment. Actual results may differ from these estimates.

The financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

a) Principles of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned inactive subsidiaries, Cora Online Resources Ltd., Senor Goldbean Iced Coffee Ltd. and Blizzard Uranium Corp. All inter-company transactions and balances have been eliminated.

Note 3 Significant Accounting Policies – (cont'd)

b) Financial Instruments

The carrying values of cash and accounts payable approximate their fair values due to the short-term maturity of these instruments. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from its financial instruments.

c) Capital Assets and Amortization

Capital assets are recorded at cost. The Company provides for amortization using the declining balance method at the following annual rate:

Office furniture	20%	per annum
Computer equipment	30%	per annum

Capital asset additions are amortized at one-half rates in the year of acquisition.

d) Stock-based Compensation

Effective for fiscal years commencing on or after January 1, 2004, Canadian generally accepted accounting principles require the fair value of all share purchase options to be expensed over their vesting period with a corresponding increase to contributed surplus. Upon exercise of share purchase options, the consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital. Previously only share purchase options granted to nonemployees followed this method and options granted to directors, officers and employees were not expensed.

The Company has adopted the new policy on a retroactive basis. No restatement of prior periods was required as no share purchase options were granted during the period January 1, 2002 to December 31, 2003. The Company uses the Black-Scholes option valuation model to calculate the fair value of share purchase options at the date of the grant. Option pricing models require the input of highly subjective assumptions, including the expected price volatility. Changes in these assumptions can materially affect the fair value estimate and, therefore, do not necessarily provide a reliable single measure of the fair value of the Company's share purchase options.

e) Resource Property Costs and Deferred Exploration Expenditures

The acquisition of resource properties and the related exploration and development costs are recorded at cost and deferred until the mineral properties are placed into production, sold or abandoned. Upon commencement of commercial production, these costs will be amortized based upon a method relating recoverable resource reserves to production. Non-producing resource properties that the Company abandons interest in are written-off in the year of abandonment.

Note 3 Significant Accounting Policies – (cont'd)

f) Basic and Diluted Loss Per Share

Basic loss per share is computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year. Diluted loss per share reflects the dilution that would occur if potentially dilutive securities were exercised or converted to common shares. The dilutive effect of options and warrants and their equivalent is computed by application of the treasury stock method and the effect of convertible securities by the "if converted" method. Fully diluted amounts are not presented when the effect of the computations are anti-dilutive. Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

g) Income Taxes

The Company accounts for income taxes by the asset and liability method. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are recognized in the current year for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes that are more likely than not to be realized.

Note 4 Capital Assets

	31-Mar-07			31-Mar-06
	Cost	Acc. Amort.	Net	Net
Computer equipment	$ 4,601	$ 1,838	$ 2,763	$ 98
Office furniture	1,388	1,076	312	$ 351
	$ 5,989	$ 2,914	$ 3,075	$ 449

Note 5 Resource Property Costs - Note 8

	31-Mar-07	31-Mar-06
Acquisition Costs, beginning balance	$ -	$ 1,950
Claim payments	1,210	-
Acquisition Costs, ending balance	$ 1,210	$ 1,950
Deferred Exploration Costs		
Balance at beginning of period	-	-
Addition:		
Geological consulting	-	344
Reports	-	-
Lab and assay	-	-
	-	344
Balance at end of period	$ 1,210	$ 2,294

Note 6 Share Capital

a) Authorized

No maximum common shares, without par value

b) Issued

	31-Mar-07		31-Mar-06	
	Shares	Amount	Shares	Amount
Balance, beginning	12,305,123	$ 5,860,068	7,252,801	$ 4,465,051
For cash:				
Exercise of options	-	-	16,666	9,000
Reclassification of stock- based compensation charges	-	-	-	7,000
Balance, ending	12,305,123	$ 5,860,068	7,269,467	$ 4,481,051

On July 11, 2005, the Company consolidated its share capital on a 3 old for 1 new basis.

During the year ended December 31, 2006, the Company issued 16,666 shares pursuant to exercising share purchase options at $0.54 per share.

During the year ended December 31, 2006, the Company issued 97,394 shares pursuant to exercising share purchase options at $0.28 per share.

During the year ended December 31, 2006, the Company issued 4,938,262 shares pursuant to exercising share purchase warrants at $0.27 per share.

On February 16, 2007, the Company increased its authorized capital to an unlimited number of shares.

c) Private Placement

During the period ended March 31, 2007, the Company announced that it retained Blackmont Capital Inc. ("Blackmont") to act as its agent, on a best efforts basis, in connection with a proposed private placement (the "Private Placement") of 7,176,666 units (the "Units") at a price of $0.75 per Unit for aggregate gross proceeds (before fees and expenses) of $5,382,500. Further, the Company intends to complete a non-brokered private placement of up to 1,170,000 Units at a price of $0.75 per Unit for aggregate gross proceeds of $877,500 (together with the Private Placement, the "Financings"). Each Unit to be issued pursuant to the Financings will consist of one common share of the Company and one-half of a common share purchase warrant (a "Warrant").

Each whole Warrant is exercisable for one common share of the Company for a period of 18 months from the closing of the Private Placement at an exercise price of $1.00. The expiry date of the Warrants may be reduced, upon notice to holders and at the election of the Company, if after expiry of the four month hold period the closing price of the Company's shares are at a price equal to or greater than $1.25 per share for 20 consecutive trading days. If this condition is met and the Company so elects, the exercise period will be reduced to 25 business days from the date notice is provided by the Company to the holders of the Warrants.

Note 6 Share Capital – (cont'd)

Blackmont is to receive 7% of the gross proceeds of the brokered Private Placement and an option to acquire 7% of the total number of Units sold under the Private Placement with each option consisting of one Unit exercisable at a price of $0.75 for a period of 18 months from the closing of the Private Placement.

A 5% finders fee of the gross proceeds is payble on portion of financing.

The Financings are subject to regulatory approval.

d) Share Purchase Warrants

At March 31, 2007, Nil share purchase warrants were outstanding entitling the holders the right to purchase one common share for each warrant held:

Warrants	Exercise Price	Expiry Date
Nil	N/A	N/A

e) Stock-based Compensation Plan

The Company follows the policies of the TSX-V under which it is authorized to grant options to executive officers and directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common shares of the Company. Under the plan, the exercise price of each option equals the market price of the Company's shares as calculated on the date of grant. The options can be granted for a maximum term of 5 years.

A summary of the status of the Company's stock option plan as of March 31, 2007 and March 31, 2006 and changes during the periods then ended is presented below:

	31-Mar-07			31-Mar-06		
	Number of Shares		Weighted Average Exercise Price	Number of Shares		Weighted Average Exercise Price
Outstanding, beginning	117,393	$	0.28	231,453	$	0.30
Granted	-	$	-	-	$	-
Exercised	-	$	-	(16,666)	$	0.54
Outstanding, ending	117,393	$	0.28	214,787	$	0.28

Note 6 Share Capital – (cont'd)

At March 31, 2007, 117,393 share purchase options were outstanding entitling the holders thereof the right to purchase one common share for each option held as follows:

Options	Exercise Price	Expiry Date
117,393	$ 0.28	21-Oct-07

Note 7 Related Party Transactions

At March 31, 2007, accounts payable and due to related parties included $18,740 (2006: $10,313) owed to a director or officer of the Company and private companies controlled by a director or officer of the Company. The amounts due are unsecured, non-interest bearing and have no specific terms of repayment.

a) During the three months ended March 31, 2007 and 2006, the company incurred the following charges with directors of the company or companies with directors in common:

	2007	2006
Consulting fees	$ 15,000	$ 15,000
	$ 15,000	$ 15,000

Note 8 Commitments

The Company entered into an agreement dated July 27, 2006 (the "Agreement") to purchase the Blizzard uranium claim (the "Claims"), located in the Greenwood Mining Division in south-central British Columbia, and certain surrounding mineral claims by the issuance of a total of 52,500,000 common shares by the Company.

Title to the Claims had been under dispute among certain of the Vendors. In order to prevent lengthy litigation, the Vendors agreed to settle their dispute and to transfer their actual or purported interest in the Claims to the Company pursuant to the Agreement. The following are key terms of the Agreement between the parties:

1) The vendors agree to transfer to the Company their right and interest in and to the Claims and to certain other mineral claims that surround the Blizzard uranium claim

2) The vendors agree to transfer the "Hydraulic Lake Claims" to the Company for consideration of $50,000 (together with the Additional Blizzard Claims and the Blizzard Claims, the "Properties").

3) The Company will pay additional cash payments up to a maximum amount of $1,200,000 payable upon the successful completion of private placements by the Company in connection with the acquisition of the Blizzard Claim.

Note 8 Commitments – (cont'd)

4) return a 5% working interest in the Properties. The Company will have the right to purchase an additional 5% working interest in exchange for a $1.00 per pound uranium royalty.

5) The Company will have an Option from a vendor to acquire a 51% interest in the Fuki and Haynes Lake Claims (the "B Claims") and will have a right of first refusal over such claims for a set time period.

6) A vendor will receive a royalty of $1.50 per pound uranium on the Properties and a different vendor will receive a $0.50 per pound uranium royalty on the Blizzard Claim.

The Agreement constitutes a reverse take-over transaction and is subject to regulatory and shareholder approval and is available for review on SEDAR.

One of the holders of record (the "Holder") of certain mineral claims in the Additional Blizzard Claims, which a vendor (the "Named Vendor") is to transfer to the Company pursuant to the terms of the Agreement, has currently refused to complete the transfer of such claims. This same holder of record also holds certain mineral claims in the B Claims, which are the subject of the Option pursuant to which the aforesaid vendor may, in the future, be required to transfer a 51% interest in such claims to the Company pursuant to the terms of the Option. The vendor has commenced action in the Supreme Court of British Columbia seeking specific performance of an agreement they have with such party to transfer the claims held by the party to the Company.

Note 9 Subsequent Events

The Vendor and the Company have subsequently amended the Agreement as of May 23, 2007 pursuant the terms of an amendment agreement (the "Amendment Agreement") of even date.

Pursuant to the Amendment Agreement, 2,000,000 shares payable to the Named Vendor shall be held in escrow pending the transfer of mineral claims held by the Holder to the Company. Readers of the financial statements are cautioned that, except as disclosed in the Filing Statement, to be prepared in connection with the previously announced reverse take-over transition contemplated by the Agreement, any information released or received with respect the reverse take-over may not be accurate and complete and should not be relied on.

Trading in the securities of the Company should be considered highly speculative.

The TSX Venture Exchange has in no way passed upon the merits of the proposed transaction and has neither approved not disapproved the contents of this disclosure.

85-4571

RECEIVED

2007 JUL 19 P 1:27

BOSS GOLD INTERNATIONAL CORP.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2007

(Prepared by Management)

(correct version)

BOSS GOLD INTERNATIONAL CORP.

March 31, 2007

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of the Company have been prepared by management and approved by the Audit Committee and Board of Directors of the Company.

The Company's independent auditors have not performed a review of these financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditors.

BOSS GOLD INTERNATIONAL CORP.

INTERIM CONSOLIDATED BALANCE SHEETS

(Prepared by Management)

	(Unaudited) 31-Mar-07	(Audited) 31-Dec-06
ASSETS		
Current		
Cash and cash equivalents	$ 775,011	$ 859,010
Goods and Services Tax receivable	21,497	4,586
Prepaid expenses	31,764	36,200
	828,272	899,796
Capital assets – Note 4	3,075	3,315
Resource properties – Note 5	5,799	-
	$ 837,146	$ 903,111
LIABILITIES		
Current		
Accounts payable and accrued liabilities – Note 7	$ 199,667	$ 126,386
Due to related parties – Note 7	18,740	-
	218,407	126,386
SHAREHOLDERS' DEFICIENCY		
Share capital – Note 6	5,860,068	5,860,068
Share subscription	163,548	-
Contributed surplus – Note 6	22,201	22,201
Deficit	(5,427,078)	(5,105,544)
	618,739	776,725
	$ 837,146	$ 903,111

Nature and Continuance of Operations – Note 2

Subsequent Events - Note 8

APPROVED BY THE DIRECTORS:

"Irvin Ridd" , Director

"Douglas Brooks" , Director

BOSS GOLD INTERNATIONAL CORP.

INTERIM CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

For the three months ended March 31, 2007 and 2006

(Unaudited – Prepared by Management)

	Three months ended 31-Mar-07	Three months ended 31-Mar-06
Administrative expenses		
Accounting, audit and legal fees	$ 265,533	$ 803
Amortization	240	58
Interest	7,903	6,801
Consulting fees	20,600	-
Management fees	7,500	7,500
Office, rent and miscellaneous	16,893	12,049
Transfer agent and filing fees	2,865	2,054
Net loss before other items	321,534	29,265
Prior year adjustments	-	4,776
Net loss for the period	321,534	34,041
Deficit, beginning of the period	5,105,544	4,699,802
Deficit, end of the period	$ 5,427,078	$ 4,733,843
Basic and diluted loss per share	$ 0.026	$ 0.005
Weighted average number of shares outstanding	12,305,123	7,268,911

BOSS GOLD INTERNATIONAL CORP.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

For the three months ended March 31, 2007 and 2006

(Unaudited – Prepared by Management)

	Three months ended	
	31-Mar-07	31-Mar-06
Operating Activities		
Net loss for the period	$ (321,534)	$ (34,041)
Add (deduct) items not affecting cash:		
Amortization	240	58
	(321,294)	(33,983)
Changes in non-cash working capital items related to operations:		
GST and other receivable	(16,911)	2,882
Prepaid expenses	4,436	-
Accounts payable	92,021	(55,906)
	(241,748)	(87,007)
Investing Activities		
Increase in resource property	(5,799)	(2,294)
	(5,799)	(2,294)
Financing Activities		
Issuance of common shares for cash	-	16,000
Contributed surplus	-	(7,000)
Share subscriptions	163,548	-
	163,548	9,000
Increase (decrease) in cash during the period	(83,999)	(80,301)
Cash, beginning of period	859,010	86,641
Cash, end of period (bank indebtedness)	$ 775,011	$ 6,340
Supplemental disclosure of cash flow information:		
Cash paid for:		
Interest	$ -	$ -
Income Taxes	$ -	$ -

BOSS GOLD INTERNATIONAL CORP.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2007 and 2006
(Prepared by Management)

Note 1 Interim Financial Statements

While the information presented in these interim consolidated financial statements is unaudited, it includes all adjustments which are, in the opinion of management, necessary to present fairly the financial position, results of operations and cash flows for the interim period presented. These interim financial statements follow the same accounting policies and methods of their application as the Company's December 31, 2006 financial statements. It is suggested that these interim financial statements be read in conjunction with the Company's annual December 31, 2006 audited financial statements.

Note 2 Nature and Continuance of Operations

The Company's principal business activity has been resource property exploration. The Company's shares are publicly traded on the NEX board of the TSX Venture Exchange. On June 15, 2005, the Company consolidated its share capital on a 3 old for 1 new basis and changed its name to Boss Gold International Corp. from Boss Gold Corp. On July 11, 2005, the common shares of Boss Gold International Corp. commenced trading on the TSX Venture Exchange under the symbol BOG.H.

These consolidated financial statements have been prepared on a going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business. Realization values may be substantially different from carrying values as shown and these financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern. The Company had not yet achieved profitable operations, has accumulated losses of $5,427,078 since inception, and has a working capital of $609,865 at March 31, 2007, which may not be sufficient to fund operations for the next fiscal year and expects to incur further losses in the development of its business, all of which casts substantial doubt about the Company's ability to continue as a going concern. The Company's ability to continue as a going concern is dependant upon the ability of the Company to generate profitable operations in the future and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations as they become due.

Note 3 Significant Accounting Policies

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada and are stated in Canadian dollars. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgement. Actual results may differ from these estimates.

The financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

a) Principles of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned inactive subsidiaries, Cora Online Resources Ltd. and Senor Goldbean Iced Coffee Ltd. All inter-company transactions and balances have been eliminated.

Note 3 Significant Accounting Policies – (cont'd)

b) Financial Instruments

The carrying values of cash and accounts payable approximate their fair values due to the short-term maturity of these instruments. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from its financial instruments.

c) Capital Assets and Amortization

Capital assets are recorded at cost. The Company provides for amortization using the declining balance method at the following annual rate:

Office furniture	20%	per annum
Computer equipment	30%	per annum

Capital asset additions are amortized at one-half rates in the year of acquisition.

d) Stock-based Compensation

Effective for fiscal years commencing on or after January 1, 2004, Canadian generally accepted accounting principles require the fair value of all share purchase options to be expensed over their vesting period with a corresponding increase to contributed surplus. Upon exercise of share purchase options, the consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital. Previously only share purchase options granted to nonemployees followed this method and options granted to directors, officers and employees were not expensed.

The Company has adopted the new policy on a retroactive basis. No restatement of prior periods was required as no share purchase options were granted during the period January 1, 2002 to December 31, 2003. The Company uses the Black-Scholes option valuation model to calculate the fair value of share purchase options at the date of the grant. Option pricing models require the input of highly subjective assumptions, including the expected price volatility. Changes in these assumptions can materially affect the fair value estimate and, therefore, do not necessarily provide a reliable single measure of the fair value of the Company's share purchase options.

e) Resource Property Costs and Deferred Exploration Expenditures

The acquisition of resource properties and the related exploration and development costs are recorded at cost and deferred until the mineral properties are placed into production, sold or abandoned. Upon commencement of commercial production, these costs will be amortized based upon a method relating recoverable resource reserves to production. Non-producing resource properties that the Company abandons interest in are written-off in the year of abandonment.

Note 3 Significant Accounting Policies – (cont'd)

f) Basic and Diluted Loss Per Share

Basic loss per share is computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year. Diluted loss per share reflects the dilution that would occur if potentially dilutive securities were exercised or converted to common shares. The dilutive effect of options and warrants and their equivalent is computed by application of the treasury stock method and the effect of convertible securities by the "if converted" method. Fully diluted amounts are not presented when the effect of the computations are anti-dilutive. Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

g) Income Taxes

The Company accounts for income taxes by the asset and liability method. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are recognized in the current year for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes that are more likely than not to be realized.

Note 4 Capital Assets

	31-Mar-07			31-Mar-06
	Cost	Acc. Amort.	Net	Net
Computer equipment	$ 4,601	$ 1,838	$ 2,763	$ 98
Office furniture	1,388	1,076	312	351
	$ 5,989	$ 2,914	$ 3,075	$ 449

Note 5 Resource Property Costs - Note 8

	31-Mar-07	31-Mar-06
Acquisition Costs, beginning balance	$ -	$ 1,950
Claim payments	5,799	-
Acquisition Costs, ending balance	$ 5,799	$ 1,950
Deferred Exploration Costs		
Balance at beginning of period	-	-
Addition:		
Geological consulting	-	344
Reports	-	-
Lab and assay	-	-
	-	344
Balance at end of period	$ 5,799	$ 2,294

Note 6 Share Capital

a) Authorized

No maximum common shares, without par value

b) Issued

	31-Mar-07		31-Mar-06	
	Shares	Amount	Shares	Amount
Balance, beginning	12,305,123	$ 5,860,068	7,252,801	$ 4,465,051
For cash:				
Exercise of options	-	-	16,666	9,000
Reclassification of stock-based compensation charges	-	-	-	7,000
Balance, ending	12,305,123	$ 5,860,068	7,269,467	$ 4,481,051

On June 15, 2005, the Company consolidated its share capital on a 3 old for 1 new basis.

During the year ended December 31, 2006, the Company issued 16,666 shares pursuant to exercising share purchase options at $0.54 per share.

During the year ended December 31, 2006, the Company issued 97,394 shares pursuant to exercising share purchase options at $0.28 per share.

During the year ended December 31, 2006, the Company issued 4,938,262 shares pursuant to exercising share purchase warrants at $0.27 per share.

On February 16, 2007, the Company increased its authorized capital to an unlimited number of shares.

c) Private Placement

During the period ended March 31, 2007, the Company announced that it retained Blackmont Capital Inc. ("Blackmont") to act as its agent, on a best efforts basis, in connection with a proposed private placement (the "Private Placement") of 7,176,666 units (the "Units") at a price of $0.75 per Unit for aggregate gross proceeds (before fees and expenses) of $5,382,500. Further, the Company intends to complete a non-brokered private placement of up to 1,170,000 Units at a price of $0.75 per Unit for aggregate gross proceeds of $877,500 (together with the Private Placement, the "Financings"). Each Unit to be issued pursuant to the Financings will consist of one common share of the Company and one-half of a common share purchase warrant (a "Warrant").

Each whole Warrant is exercisable for one common share of the Company for a period of 18 months from the closing of the Private Placement at an exercise price of $1.00. The expiry date of the Warrants may be reduced, upon notice to holders and at the election of the Company, if after expiry of the four month hold period the closing price of the Company's shares are at a price equal to or greater than $1.25 per share for 20 consecutive trading days. If this condition is met and the Company so elects, the exercise period will be reduced to 25 business days from the date notice is provided by the Company to the holders of the Warrants.

Note 6 Share Capital – (cont'd)

Blackmont is to receive 7% of the gross proceeds of the brokered Private Placement and an option to acquire 7% of the total number of Units sold under the Private Placement with each option consisting of one Unit exercisable at a price of $0.75 for a period of 18 months from the closing of the Private Placement.

The Financings are subject to regulatory and shareholder approval.

d) Share Purchase Warrants

At March 31, 2007, Nil share purchase warrants were outstanding entitling the holders the right to purchase one common share for each warrant held:

Warrants	Exercise Price	Expiry Date
Nil	N/A	N/A

e) Stock-based Compensation Plan

The Company follows the policies of the TSX-V under which it is authorized to grant options to executive officers and directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common shares of the Company. Under the plan, the exercise price of each option equals the market price of the Company's shares as calculated on the date of grant. The options can be granted for a maximum term of 5 years.

A summary of the status of the Company's stock option plan as of March 31, 2007 and March 31, 2006 and changes during the periods then ended is presented below:

	31-Mar-07			31-Mar-06		
	Number of Shares		Weighted Average Exercise Price	Number of Shares		Weighted Average Exercise Price
Outstanding, beginning	117,393	$	0.28	231,453	$	0.30
Granted	-	$	-	-	$	-
Exercised	-	$	-	(16,666)	$	0.54
Outstanding, ending	117,393	$	0.28	214,787	$	0.28

At March 31, 2007, 117,393 share purchase options were outstanding entitling the holders thereof the right to purchase one common share for each option held as follows:

Options		Exercise Price	Expiry Date
117,393	$	0.28	21-Oct-07

Note 7 Related Party Transactions

At March 31, 2007, accounts payable and due to related parties included $18,740 (2006: $10,313) owed to a director or officer of the Company and private companies controlled by a director or officer of the Company. The amounts due are unsecured, non-interest bearing and have no specific terms of repayment.

a) During the three months ended March 31, 2007 and 2006, the company incurred the following charges with directors of the company or companies with directors in common:

	2007	2006
Consulting fees	$ 15,000	$ -
	$ 15,000	$ -

Note 8 Commitments

The Company entered into an agreement dated July 27, 2006 (the "Agreement") to purchase the Blizzard uranium claim (the "Claims"), located in the Greenwood Mining Division in south-central British Columbia, and certain surrounding mineral claims by the issuance of a total of 52,500,000 common shares by the Company.

Title to the Claims had been under dispute. The following are key terms of the Agreement between the parties:

1) The vendors agree to transfer to the Company their right and interest in and to the Claims and to certain other mineral claims that surround the Blizzard uranium claim

2) The vendors agree to transfer the "Hydraulic Lake Claims" to the Company for consideration of $50,000 (together with the Additional Blizzard Claims and the Blizzard Claims, the "Properties").

3) The Company will pay additional cash payments up to a maximum amount of $1,200,000 payable upon the successful completion of private placements by the Company in connection with the acquisition of the Blizzard Claim.

4) The vendor will spend $1,000,000 in exploration expenditures on the Properties and will receive in return a 5% working interest in the Properties. The Company will have the right to purchase an additional 5% working interest in exchange for a $1.00 per pound uranium royalty.

5) The Company will have an Option from a vendor to acquire a 51% interest in the Fuki and Haynes Lake Claims (the "B Claims") and will have a right of first refusal over such claims for a set time period.

6) A vendor will receive a royalty of $1.50 per pound uranium on the Properties and a different vendor will receive a $0.50 per pound uranium royalty on the Blizzard Claim.

Note 8 Commitments – (cont'd)

The Agreement is subject to regulatory and shareholder approval.

One of the record holders of certain mineral claims in the Additional Blizzard Claims, which a vendor is to transfer to the Company pursuant to the terms of the Agreement, has currently refused to complete the transfer of such claims. This same record holder also holds certain mineral claims in the B Claims, which are the subject of the Option pursuant to which the aforesaid vendor may, in the future, be required to transfer a 51% interest in such claims to the Company pursuant to the terms of the Option. The vendor has commenced action in the Supreme Court of British Columbia seeking specific performance of an agreement they have with such party to transfer the claims held by the party to the Company.

BOSS GOLD INTERNATIONAL CORP.
(Formerly Boss Gold Corp.)
Management Discussion and Analysis of Financial Condition and Results of Operations

May 25, 2007

For the three months ended March 31, 2007, Boss Gold International Corp. ("the Company") has prepared this management discussion following the requirements of a National Instrument 51-102 ("NI-51-102"). NI 51-102 outlines more detailed and comprehensive requirements for management discussion and analysis. This Management Discussion and Analysis of the results of operations as of May 25, 2007 provides information on the operations of the Company for three months ended March 31, 2007 and subsequent to the period end and should be read in conjunction with the audited financial statements and accompanying notes for the years ended December 31, 2006 and 2005.

OVERVIEW

The Company is primarily engaged in the acquisition and exploration of resource properties in North America.

On July 11, 2005, the Company consolidated its share capital on a 3 old for 1 new basis. On the same date, the name of the Company was changed from "Boss Gold Corp." to "Boss Gold International Corp. and the common shares of Boss Gold International Corp. commenced trading on the TSX Venture Exchange under the symbol BOG.H.

MINERAL PROPERTIES

The Company entered into an agreement dated July 27, 2006 (the "Agreement") with Anthony Beruschi, representing certain companies and related trustees, Santoy Resources Ltd. ("Santoy") and Adam Travis under which Mr. Beruschi, Santoy and Mr. Travis will sell all of their actual, or purported interest, in and to the Blizzard uranium claim (the "Blizzard Claim"), located in the Greenwood Mining Division in south-central British Columbia, and certain surrounding mineral claims to the Company for $105,000,000. The purchase price will be payable by the issuance of a total of 52,500,000 common shares by the Company at a deemed price of $2.00 per share. 26,250,000 common shares will be issued by the Company to Santoy and 26,250,000 common shares will be issued by the Company to Mr. Beruschi's companies and / or other parties that hold interests in the Properties. The acquisition will constitute a Reverse Takeover of Boss under TSX Venture Exchange ("TSXV") Policy 5.2. The Agreement is filed in SEDAR under the Company's profile.

The Blizzard Claim is the host of an historic indicated uranium resource. The Blizzard uranium resource is a "basal-type", hydrogenic paleochannel deposit. A total of 21,184 metres of drilling in 478 reverse circulation and diamond drill holes were completed on the deposit in the 1970s. In August 1979, Kilborn Engineering issued an Engineering Feasibility Study based on the extensive drilling and engineering studies on behalf of a joint venture comprised of Norcen Energy Resources, Lacana Mining Corporation, Campbell Chibougamou Mines, E & B Explorations and Ontario Hydro. The Kilborn Feasibility Study is not in compliance with NI 43-101. The property was never placed into production due to a (now expired) moratorium on exploration and development for uranium resources in the province, which was imposed by the B.C. Government in 1980.

On November 15, 2005, Santoy filed a NI 43-101 compliant Technical Report on the Blizzard deposit prepared by Dr. Peter A. Christopher, PhD, P.Eng, a qualified person under NI 43-101, where the Kilborn historical reserve calculation of 2.2 million tonnes grading 0.214 percent U308, using a cut-off grade of 0.025% U308 and including a 15% mining dilution (for an estimated 10.4 million pounds of U308) was re-classified by Christopher into an indicated and inferred resource to reflect current usage.

MINERAL PROPERTIES – Cont'd

The following chart summarizes the historical indicated and inferred* resource estimates (as re-classified) from Dr. Christopher's report:

Category of Resource	Tonnes	Grade % u3o8	Contained Kg (%u3o8)
INDICATED**	1,914,973	0.247***	4,728,428
INFERRED**	4,685	0.162***	7,595

* Reported by Kilborn as Reserves but rules dictate classification as resources. Indicated resources include a 15% mining dilution
** Indicated and Inferred Reserves were converted to Indicated and Inferred Resources
*** Rounded to 3 places

The resource estimate cited predates and therefore does not conform to the more stringent reporting requirements of NI 43-101 and should not be relied upon according to those standards. Dr. Christopher has not done sufficient work to classify the historical estimates as a current mineral resource and the Company is not treating the historical estimate as a current mineral reserve or resource. While the drill and assay data used in the original estimate has not been subsequently verified, the Company believes that the historic resource estimate provide a favourable indication of the potential of the deposit and are relevant to this disclosure.

The Blizzard uranium deposit is interpreted to have been formed by the concentration of uranium minerals leached from nearby highly radioactive intrusive rocks and deposited in an old riverbed channel which was preserved from glacial erosion by a cover of younger volcanic rocks.

The deposit may be amenable to exploitation by widely used, low environmental impact, in situ solution recovery processes (ISL recovery) involving only minimal surface disturbance. The Kilborn feasibility study did not consider ISL as an extraction option and was based on the application of a conventional open pit mining method. Dr. Christopher had access to all historical data including drill logs and historical feasibility studies as prepared by Kilborn. No access to core samples was possible due to the destruction of these during reclamation of the exploration site. While Dr. Christopher has re-classified the Kilborn reserve estimates as resources he has cautioned in his report that other "best practice" guidelines to resource calculation are difficult to verify for a 26 year old feasibility study. Dr. Christopher's report is available on SEDAR under the Company's profile.

Mr. Beruschi is a Vancouver based lawyer and businessman and Santoy is a British Columbia incorporated company that is listed on the TSXV under the symbol "SAN". Mr. Beruschi, Mr. Travis and Santoy are all arms length to the Company. The Blizzard Claim had been the subject of a title dispute regarding the ownership of the claim. Santoy had acquired its initial interest in the Blizzard Claim in conjunction with Sparton Resources Inc. under an option agreement with Mr. Travis. Mr. Travis had staked the claim using the Mineral Title OnLine system after Mr. Beruschi's agent failed to successfully convert the former Blizzard legacy claims utilizing the new on-line system, thereby leaving the claim open. Mr. Beruschi and Santoy have now entered into a Settlement Agreement in full settlement of the dispute under which they have each agreed to transfer their interest, or purported interest, in the Blizzard Claim to the Company.

MINERAL PROPERTIES – Cont'd

The following are some other key terms of the Agreement and the Settlement Agreement between Mr. Beruschi and Santoy:

1. Mr. Beruschi will transfer to the Company all of his right and interest in and to certain other mineral claims that surround the Blizzard Claim (the "Additional Blizzard Claims").
2. Mr. Beruschi will further cause the transfer of the "Hydraulic Lake Claims" (together with the Additional Blizzard Claims and the Blizzard Claim, the "Properties") registered in the name of Dave Heyman to the Company. In consideration for such transfer, Mr. Heyman is to be paid $50,000 by the Company.
3. The Company will pay Mr. Beruschi's companies additional cash payments up to a maximum amount of $1,200,000 payable upon the successful completion of private placements by the Company in connection with the acquisition of the Blizzard Claim.
4. Santoy will spend $1,000,000 in exploration expenditures on the Properties and will receive in return a 5% working interest in the Properties. The Company will have the right to purchase Santoy's 5% working interest in exchange for a $1.00 per lb uranium royalty.
5. Each of Santoy and Mr. Beruschi will have the right to appoint two directors to the board of directors of Boss, who will then appoint up to two additional directors and appoint a President.
6. The Company will have an option from Mr. Beruschi to acquire a 51% interest in the "Fuki and Haynes Lake Claims" and will have a right of first refusal over such claims for a set time period.
7. Mr. Beruschi will receive a royalty of $1.50 per lb uranium on the Properties and Mr. Travis will receive a $0.50 per lb uranium royalty on the Blizzard Claim one-half of which Santoy can purchase for up to three years for $500,000.

The Company expects to complete a brokered private placement and a non brokered private placement (the "Private Placements") in connection with the acquisition of the Blizzard Claim.

One of the holders of record (the "Withholding Holder") of certain mineral claims in the Additional Blizzard Claims, which Mr. Beruschi is to transfer to the Company pursuant to the terms of the Agreement, has currently refused to complete the transfer of such claims. The Withholding Holder also holds certain mineral claims in the B Claims, which are the subject of the aforementioned option pursuant to which Mr. Beruschi may, in the future, be required to transfer a 51% interest in such claims to the Company pursuant to the terms of such option. Mr. Beruschi has commenced action in the Supreme Court of British Columbia seeking specific performance of an agreement that he has with the Withholding Holder to transfer the claims held by the party to the Company.

The Agreement was amended pursuant to an agreement dated May 23, 2007 (the "Amendment Agreement") whereby (among other things) the parties agreed to hold 2,000,000 of the shares payable to Mr. Beruschi by the Company in escrow, pending the transfer of the mineral claims held by the Withholding Holder. The Amendment Agreement also provides for the transfer of the legal interest in the purchased mineral claims to the Company prior to closing.

Completion of the transaction is subject to a number of conditions, including TSXV acceptance and disinterested shareholder approval. The transaction cannot close until the required shareholder approval is obtained. There can be no assurance that the transaction will be completed as proposed or at all. The technical information in the news release, announcing the acquisition was reviewed and approved by Rupert Allan, P.Geol on behalf of the Company.

MINERAL PROPERTIES – Cont'd

Readers of the financial statements are cautioned that, except as disclosed in the Management Information Circular or Filing Statement to be prepared in connection with the transaction, any information released or received with respect to the reverse take-over may not be accurate or complete and should not be relied upon. Trading in the securities of the Company should be considered highly speculative.

The TSX Venture Exchange has in no way passed upon the merits of the proposed transaction and has neither approved nor disapproved the contents of this disclosure.

OVERALL PERFORMANCE

As at March 31, 2007, the Company, on a consolidated basis, held assets of $837,146 (2006: $15,001) including cash and cash equivalents of $775,011 (2006: $6,340), goods and services tax receivable of $21,497 (2006: 4,668), prepaid expenses recorded at $31,764 (2006: $1,250), equipment (net of accumulated amortization) recorded at $3,075 (2006: 449), and resources properties recorded at $5,799 (2006: $2,294). At the same date, the Company had liabilities totalling $218,407 (2006: $227,175), including accounts payable and accrued liabilities of $199,667 (2006: $216,862) and due to related parties of $18,740 (2006: $10,313). There is a significant increase in the Company's asset and it is primarily a result of increased financing activities.

During the year ended December 31, 2006, the Company completed a total of $1,360,600 financing for its proposed reverse takeover transaction. The principle financing were shares issued pursuant to exercising of share purchase warrants and stock options.

SELECTED FINANCIAL INFORMATION

The following table presents selected financial information for the three months ended March 31, 2007 and 2006, and the last three fiscal years ended December 31, 2006, 2005 and 2004:

	Three Months Ended 31-Mar-07	Three Months Ended 31-Mar-06	Year Ended 31-Dec-06	Year Ended 31-Dec-05	Year Ended 31-Dec-04
	Unaudited	Unaudited	Audited	Audited	Audited
	$	$	$	$	$
Revenue	-	-	-	-	-
Net income (loss)	(321,534)	(34,041)	(405,742)	(317,633)	(296,872)
Basic and diluted earning (loss) per share	(0.026)	(0.005)	(0.05)	(0.11)	(0.09)
Total assets	837,146	15,001	903,111	95,948	7,973
Total long-term financial liabilities	Nil	Nil	Nil	Nil	Nil
Cash dividends declared per share	Nil	Nil	Nil	Nil	Nil

BOSS GOLD INTERNATIONAL CORP.
(Formerly Boss Gold Corp.)
Management Discussion and Analysis of Financial Condition and Results of Operations

SELECTED FINANCIAL INFORMATION – Cont'd

For the three months ended March 31, 2007, the net loss was $321,534 or $0.026 per share compared to the net loss of $34,041 or $0.005 per share (844.55% increase) for the comparable period in 2006. The increase of $287,493 in net loss was primarily due to an increase of $264,730 in accounting, audit and legal fees, $1,102 in interest, $20,600 in consulting fees, and $4,844 in office, rent and miscellaneous, which was offset by a decrease of $4,776 in prior year adjustments.

For the year ended December 31, 2006, the net loss was $405,742 or $0.05 per share compared to the net loss of $317,633 or $0.11 per share (27.74% increase) for the comparable period in 2005. The increase of $88,109 in net loss was primarily due to an increase of $137,894 in accounting, audit and legal fees, $73,654 in consulting fees, $11,370 in office and miscellaneous, an increase in $21,369 in wages and $5,894 in property investigation costs, which was offset by a decrease of $116,911 in interest, $4,691 in transfer agent and filing fees, and $40,618 in stock based compensation.

For the year ended December 31, 2005, the net loss was $317,633 or $0.107 per share compared to the net loss of $296,872 or $0.09 per share (6.99% increase) for the comparable period in 2004. The increase of $20,761 in net loss was primarily due to an increase of $47,721 in interest, $5,600 in consulting fees, $5,361 in office, rent and miscellaneous, and $3,773 in transfer agent and filing fees, which was offset by a decrease of $35,420 in accounting, audit and legal fees, and $6,282 in stock based compensation.

RESULTS OF OPERATIONS

Current Quarter and Year-to-Date

For the quarter ended March 31, 2007, the net loss was $321,534 or $0.026 per share compared to the net loss of $34,041 or $0.006 per share (844.55% increase) for the comparable period in 2006. The increase of $287,493 in net loss was primarily due to an increase of $264,730 in accounting, audit and legal fees, $1,102 in interest, $20,600 in consulting fees, and $4,844 in office, rent and miscellaneous, which was offset by a decrease of $4,776 in prior year adjustments.

During the quarter ended March 31, 2007, the Company incurred accounting, audit and legal fees of $265,533 (2006: $803), interest of $7,903 (2006: $6,801), consulting fees of $20,600 (2006: $Nil), management fees of $7,500 (2006: $7,500), office, rent and miscellaneous of $16,893 (2006: $12,049), transfer agent and filing fees of $2,865 (2006: $2,054), and recorded amortization of $240 (2006: $58), and prior year adjustments of $Nil (2006: $4,776).

REVENUES

The Company does not have any source of revenue. The Company uses equity financing and advances from related parties to support its operations.

BOSS GOLD INTERNATIONAL CORP.
(Formerly Boss Gold Corp.)
Management Discussion and Analysis of Financial Condition and Results of Operations

EXPENSES

The following table identifies the changes in general and administrative expenses for the three months ended March 31, 2007 and 2006, and the last three fiscal years ended December 31, 2006, 2005 and 2004:

	+/-*	Three Months Ended 31-Mar-07	Three Months Ended 31-Mar-06	+/-*	Year Ended 31-Dec-06	+/-*	Year Ended 31-Dec-05	Year Ended 31-Dec-04
	%	$	$	%	$	%	$	$
		Unaudited	Unaudited		Audited		Audited	Audited
Professonal fees	32,967.62	265,533	803	488.41	166,127	(55.65)	28,233	63,653
Amortization	313.79	240	58	96.52	452	3.60	230	222
Interest	16.20	7,903	6,801	(80.78)	27,818	49.19	144,729	97,008
Consulting fees	N/A	20,600	-	1,315.25	79,254	N/A	5,600	-
Management fees	N/C	7,500	7,500	N/C	30,000	N/C	30,000	30,000
Office, rent & misc.	40.20	16,893	12,049	61.95	85,280	11.33	52,657	47,296
Trans. agent & filing	39.48	2,865	2,054	(29.87)	10,917	31.99	15,566	11,793
Stock compensation	N/A	-	-	(100.00)	-	(13.39)	40,618	46,900
Property invest. costs	N/A	-	-	N/A	5,894	N/A	-	-
Prior year adjustments	(100.00)	-	4,776	N/A	-	N/A		-

* +/- expresses increase/decrease in % compared to the prior year or comparative period of the prior year (if less than one year).

SUMMARY OF QUARTERLY RESULTS

The following table presents unaudited selected financial information for each of the last eight quarters:

	2007	2006	2006	2006	2006	2005	2005	2005
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
	$	$	$	$	$	$	$	$
Revenue	-	-	-	-	-	-	-	-
Net income (loss)	(321,534)	(196,655)	(46,575)	(128,471)	(34,041)	(122,855)	(67,738)	(69,070)
Basic/diluted earning (loss) per share	(0.03)	(0.02)	(0.02)	(0.01)	(0.01)	(0.02)	(0.03)	(0.03)

BOSS GOLD INTERNATIONAL CORP.
(Formerly Boss Gold Corp.)
Management Discussion and Analysis of Financial Condition and Results of Operations

LIQUIDITY AND CAPITAL RESOURCES

At March 31, 2007, the Company had working capital of $609,865 compared to -$214,917 (deficit) as at March 31, 2006. At the same time, the Company held cash on hand of $775011 (2006: $6340) and liabilities totalled $218,407 (2006: $227,175). The Company does not have any off-balance sheet arrangements.

CASH FLOW

For the three months ended March 31, 2007, the Company used $241,748 in its operating activities compared to $87,007 used in comparable period of 2006, an increase of $154,741. This was primarily a result of an increased loss of $287,493 in the three months ended March 31, 2007 to $321,534 from $34,041 in the three months ended March 31, 2006, which was offset by an increased use in non-cash working capital items of $132,570. The increased use in non-cash working capital items was primarily due to an increased use of $147,927 in accounts payable.

During the three months ended March 31, 2007, the Company purchased $5,799 (2006: $2,294) of resource properties, a decrease in overall investing activities of $3,505.

During the three months ended March 31, 2007, the Company received $163,548 from financing activities compared to $9,000 in the three months ended March 31, 2006, an increasing in financing activities of $154,548.

SHARE CAPITAL

a) Authorized

Unlimited common shares without par value

b) Issued

	31-Mar-07		31-Mar-06	
	Shares	Amount	Shares	Amount
Balance, beginning	12,305,123	$ 5,860,068	7,252,801	$ 4,465,051
For cash:				
Exercise of options	-	-	16,666	9,000
Reclassification of stock-based compensation charges	-	-	-	7,000
Balance, ending	12,305,123	$ 5,860,068	7,269,467	$ 4,481,051

On July 11, 2005, the Company consolidated its share capital on a 3 old for 1 new basis. On February 16, 2007, the Company increased its authorized capital to an unlimited number of shares.

During the year ended December 31, 2006, the Company issued 16,666 shares pursuant to exercising share purchase options at $0.54 per share and 97,394 shares pursuant to exercising share purchase options at $0.28 per share.

During the year ended December 31, 2006, the Company issued 4,938,262 shares pursuant to exercising share purchase warrants at $0.27 per share.

SHARE CAPITAL – Cont'd

c) Private Placement

On February 5, 2007 the Company announced that it retained Blackmont Capital Inc. ("Blackmont") to act as its agent, on a best efforts basis, in connection with a proposed private placement (the "Private Placement") of 7,666,666 units (the "Units") at a price of $0.75 per Unit for aggregate gross proceeds (before fees and expenses) of $5,750,000. Further, in connection with the proposed Acquisition, the Company intends to complete a non-brokered private placement of up to 666,666 Units at a price of $0.75 per Unit for aggregate gross proceeds of $500,000 (together with the Private Placement, the "Financings"). Each Unit to be issued pursuant to the Financings will consist of one common share of the Company and one half of a common share purchase warrant (a "Warrant").

Each whole Warrant is exercisable for one common share of the Company for a period of 18 months from the closing of the Private Placement at an exercise price of $1.00. The expiry date of the Warrants may be reduced, upon notice to holders and at the election of the Company, if after expiry of the four month hold period the closing price of the Company's shares are at a price equal to or greater than $1.25 per share for 20 consecutive trading days. If this condition is met and the Company so elects, the exercise period will be reduced to 25 business days from the date notice is provided by the Company to the holders of the Warrants.

The Company intends to use the proceeds of the Financings to implement the Phase 1 work program recommended by the independent geologist who prepared the technical report in connection with the Acquisition, for working capital and for general corporate purposes. Blackmont is to receive 7% of the gross proceeds of the brokered Private Placement and an option to acquire 7% of the total number of Units sold under the Private Placement with each option consisting of one Unit exercisable at a price of $0.75 for a period of 18 months from the closing of the Private Placement.

Completion of the Acquisition and the Financings is subject to a number of conditions, including, among other things, TSX-V acceptance and shareholder approval of the Acquisition. The Acquisition cannot close until the required shareholder approval is obtained. There can be no assurance that the Acquisition or the Financings will be completed as proposed herein or at all.

In connection with its previously announced reverse takeover, the Company, on February 16, 2007, filed certain changes to its constating documents with the British Columbia Registrar of Companies including the adoption of new Articles and an increase of its authorized capital to an unlimited number of shares.

On March 19, 2007, the Company announced that the total number of units of its non-brokered private placement had been increased to 1,170,000 units and that the number of units of its brokered private placement had been revised to 7,176,666 units.

d) Share Purchase Warrants

At March 31, 2007, nil share purchase warrants were outstanding entitling the holders the right to purchase one common share for each warrant held.

SHARE CAPITAL – Cont'd

e) Stock-based Compensation Plan

Share purchase options are granted with an exercise price equal to the market price of the Company's shares on the date of the grant and vest when granted. During the year ended December 31, 2004, the Company granted directors and officers share purchase options to purchase 335,000 (post-consolidation: 111,667) common shares at $0.18 (post-consolidation: $0.54) per share until January 14, 2006. From this option plan, 94,998 (post-consolidation) stock options were exercised at $0.54 (post-consolidation) per share on October 21, 2005 and the balance was exercised on January 3, 2006.

On October 21, 2005, the Company granted Incentive Stock Options on 214,787 shares of the Company's capital stock, exercisable for up to two years at a price of $0.28 per share, which price was not lower than the last closing price of the Company's shares prior to the grant date less the applicable discount. Included in this option plan, a total of 164,787 options were granted to directors. From this option plan, 97,394 stock options were exercised at $0.28 per share on September 29, 2006 and the balance will be exercisable until November 7, 2007.

A summary of the Company's share purchase options outstanding is as follows:

	31-Mar-07		31-Mar-06	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding, beginning	117,393	$ 0.28	231,453	$ 0.30
Granted	-	$ -	-	$ -
Exercised	-	$ -	(16,666)	$ 0.54
Outstanding, ending	117,393	$ 0.28	214,787	$ 0.28

At March 31, 2007, 117,393 share purchase options were outstanding entitling the holders thereof the right to purchase one common share for each option held as follows:

Options	Exercise Price	Expiry Date
117,393	$ 0.28	November 7, 2007

RELATED PARTY TRANSACTIONS

During the three months ended March 31, 2007, the company incurred $15,000 (2006: $nil) consulting fees with directors of the company or companies with directors in common:

At March 31, 2007, accounts payable and due to replated parties included $18,740 (2006: $10,313) owed to a director or officer of the Company and private companies controlled by a director or officer of the Company. The amounts due are unsecured, non-interest bearing and have no specific terms of repayment.

OFF BALANCE SHEET ARRANGEMENTS

There are no off-balance sheet arrangements to which the Company is committed.

DISCLOSURE CONTROLS AND PROCEDURES

At the end of the period covered by this MD&A, an evaluation was carried out under the supervision of and with the participation of the President, the effectiveness of the design and operations of the Company's disclosure controls and procedures. Based on that evaluation, the President concluded that the design and operation of these disclosure controls and procedures were effective in ensuring that information required to be disclosed by the Company in reports that it files with or submits to the Canadian securities administrators is recorded, processed, summarized and reported within the time periods required.

It should be noted that, while the Company's President believes that the Company disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the Company's disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

RISKS AND UNCERTAINTIES

The Company will continue to raise additional capital through the exercise of stock options and warrants, and issuing new share capital through equity financing. The Company's ability to raise additional capital will depend upon the progress of the new acquisitions and development of resource properties and, strength of the equity markets, which are uncertain. There can be no assurance that additional capital will be available. The Company is in the process of developing plans to raise capital.

FORWARD LOOKING STATEMENTS

Except for historical information, "This Management's Discussion and Analysis of Financial Condition and Operations" contains forward-looking statements, which may not be based on historical fact. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on such forward-looking statements.

82-4571

BERUSCHI & COMPANY

Barristers & Solicitors

Anthony J. Beruschi B.Sc., LL.B.

Suite 501 - 905 West Pender Street
Vancouver, British Columbia V6C 1L6
Tel: (604) 669-3116 ~ Fax: (604) 669-5886
E-Mail: GWegner@beruschi.com

VIA SEDAR

June 25, 2007

British Columbia Securities Commission
9th Floor - 701 West Georgia Street
Vancouver, BC V7Y 1L2

Alberta Securities Commission
21st Floor – 10025 Jasper Avenue
Edmonton, AB T5J 3Z5

Attention: Financial Reporting Department

Dear Sirs/Mesdames:

Re: Boss Power Corp. (*formerly* Boss Gold International Corp.) **(the "Company")**
Amended Filing of Interim Financial Statements for the period ending March 31, 2007

We hereby submit the Company's correct Interim Financial Statements which were reviewed and fully executed by the Company's Board of Directors on May 30, 2007.

This filing is an Amended filing to incorrect working draft interim financials which were inadvertently Sedar filed on May 30, 2007 by staff.

Sincerely,

BERUSCHI & COMPANY

PER: *"Gwen Wegner"*

GWEN WEGNER
Paralegal

GW:bcl

cc: TSX Venture Exchange
Attention: Records Department
cc: Boss Power Corp.
Attention: Mr. Douglas B. Brooks, President

BOSS GOLD INTERNATIONAL CORP.

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, Douglas B. Brooks, President and Chief Executive Officer for **Boss Gold International Corp.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **Boss Gold International Corp.** (the "Issuer") for the interim period ending **March 31, 2007**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4. The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the Issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or cause it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external proposes in accordance with the Issuer's GAAP; and

5. I have caused the Issuer to disclose in the interim MD&A any change in the Issuer's internal control over financial reporting that occurred during the Issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the Issuer's internal control over financial reporting.

Date: May 30, 2007

"Douglas B. Brooks"
Douglas B. Brooks
President & CEO

82-4571

BOSS GOLD INTERNATIONAL CORP.

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, Douglas B. Brooks, President and Chief Executive Officer for **Boss Gold International Corp.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **Boss Gold International Corp.** (the "Issuer") for the interim period ending **March 31, 2007**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4. The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the Issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or cause it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external proposes in accordance with the Issuer's GAAP; and

5. I have caused the Issuer to disclose in the interim MD&A any change in the Issuer's internal control over financial reporting that occurred during the Issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the Issuer's internal control over financial reporting.

Date: June 25, 2007

"Douglas B. Brooks"
Douglas B. Brooks
President & CEO

82-4571

BOSS GOLD INTERNATIONAL CORP.

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, Douglas B. Brooks, Chief Financial Officer for **Boss Gold International Corp.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **Boss Gold International Corp.** (the "Issuer") for the interim period ending **March 31, 2007**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4. The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the Issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or cause it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external proposes in accordance with the Issuer's GAAP; and

5. I have caused the Issuer to disclose in the interim MD&A any change in the Issuer's internal control over financial reporting that occurred during the Issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the Issuer's internal control over financial reporting.

Date: May 30, 2007

"Douglas B. Brooks"
Douglas B. Brooks
Chief Financial Officer

82-4571

2007 JUL 19 P 1:27

BOSS GOLD INTERNATIONAL CORP.

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, Douglas B. Brooks, Chief Financial Officer for **Boss Gold International Corp.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **Boss Gold International Corp.** (the "Issuer") for the interim period ending **March 31, 2007**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4. The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the Issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or cause it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external proposes in accordance with the Issuer's GAAP; and

5. I have caused the Issuer to disclose in the interim MD&A any change in the Issuer's internal control over financial reporting that occurred during the Issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the Issuer's internal control over financial reporting.

Date: June 25, 2007

"Douglas B. Brooks"
Douglas B. Brooks
Chief Financial Officer

82-4571

BOSS POWER CORP.

905 West Pender Street, Suite 501, Vancouver, BC V6C 1L6
Tel: 604.669.5819 ~ Fax: 604.669.5886
Email: ir@bossgold.ca

June 14, 2007 **TSX-V Trading Symbol: BPU**
12g3-2(b): 82-4571
Standard & Poor's Listed

ACQUISITION OF BLIZZARD URANIUM DEPOSIT – REVERSE TAKEOVER TRANSACTION CLOSED NAME CHANGE COMPLETED; PRIVATE PLACEMENTS CLOSED

VANCOUVER, June 14, 2007 — Boss Power Corp. TSX-V: BPU ("Boss Power") (formerly Boss Gold International Corp. TSX-V: BOG.H) is pleased to announce that it has acquired the Blizzard Uranium Deposit through the acquisition of the Blizzard claim and certain surrounding mineral claims from Santoy Resources Ltd. and Mr. Anthony Beruschi and his private company, Power Resources Corp. Consideration of $105 million was paid by the issuance of a total of 52,500,000 common shares of Boss Power (the "Acquisition Shares") at a deemed price of $2 per share with Santoy receiving 26,250,000 Boss Power shares and Mr. Beruschi and his assigns receiving the remaining 26,250,000 Boss Power shares. The acquisition constitutes a Reverse Take-over ("RTO") under TSX Venture Exchange Policy 5.2 and has received shareholder approval by way of consent. Boss Power's Filing Statement dated May 30, 2007 relating to the RTO is available on SEDAR. Santoy is a British Columbia incorporated company that is listed on the TSX Venture Exchange under the symbol "SAN.V".

THE BLIZZARD URANIUM DEPOSIT

The Blizzard deposit is a well-known historically reported uranium resource and the subject of a NI 43-101 compliant Technical Report dated November 15, 2006 as revised on February 23, 2007 and May 30, 2007, by Dr. Peter A. Christopher, PhD, P.Eng. Dr. Christopher's Report was filed on SEDAR on June 4, 2007. In his report Dr. Christopher refers to an Engineering Feasibility Study completed by Kilborn Engineering based on extensive drilling and engineering studies on the Blizzard Deposit including a total of 21,184 metres of drilling in 478 reverse circulation and diamond drill holes in the 1970's.

The Kilborn Engineering Feasibility Study generated an historical reserve calculation of 2.2 million tonnes grading 0.214 percent U_3O_8, at a cut-off grade of 0.025% U_3O_8 and including a 15% mining dilution (for an estimated 10.4 million pounds of U_3O_8). This was re-classified by Dr. Christopher into an indicated and inferred resource to reflect current usage as the Kilborn Engineering Feasibility Study is not in compliance with NI 43-101.

The following chart summarizes the historical indicated and inferred* resource estimates (as reclassified) from Dr. Christopher's report:

Category of Resource	Tonnes	Grade % U3O8	Contained Kg (%U3O8)
INDICATED**	1,914,973	0.247***	4,728,428
INFERRED**	4,685	0.162***	7,595

* Reported by Kilborn as "Reserves" but rules dictate classification as "Resources". Indicated resources include a 15% mining dilution

** Indicated and Inferred Reserves were converted to Indicated and Inferred Resources

*** Rounded to 3 places

This historical resource estimate predates and therefore does not conform to the more stringent reporting requirements of NI 43-101 and should not be relied upon according to those standards. Dr. Christopher has not done sufficient work to classify the historical estimates as a current mineral resource and Boss Power is not treating the historical estimate as a current mineral reserve or resource. While the drill and assay data used in the original estimate have not been subsequently verified, Boss Power believes that the historic resource estimate provides a favourable indication of the potential of the Blizzard Uranium Deposit and is relevant to this news release.

The Blizzard uranium deposit is "basal-type", hydrogenic paleochannel deposit and is interpreted to have been formed by the concentration of uranium minerals leached from nearby highly radioactive intrusive rocks and deposited in an old riverbed channel which was preserved from glacial erosion by a cover of younger volcanic rocks.

The deposit may be amenable to exploitation by widely used, low environmental impact, in situ solution recovery (ISR) processes involving only minimal surface disturbance. The Kilborn Engineering Feasibility Study did not consider ISR as an extraction option and was based on the application of conventional mining methods. Dr. Christopher had access to all historical data including drill logs and historical feasibility studies as prepared by Kilborn Engineering. No access to core samples was possible due to the destruction of these during reclamation of the exploration site. While Dr. Christopher has re-classified the Kilborn reserve estimates as resources he has cautioned in his report that other "best practice" guidelines to resource calculation are difficult to verify for a 27 year old feasibility study.

OTHER URANIUM PROPERTIES

In addition to the Blizzard Uranium Claim, Boss Power acquired certain other mineral claims surrounding the Blizzard Uranium Claim and the nearby Hydraulic Lake Claims. Boss Power also received an option from Mr. Beruschi to acquire a 51% interest in the Fuki and Haynes Lake Uranium Claims and has rights of first refusal over those claims for a set time period. In consideration for these acquisitions, options and rights, Mr. Dave Heyman of Vancouver was paid $51,000 and Power Resources Corp. $1,199,000.

Santoy has agreed to incur $1,000,000 in exploration and development expenditures on the Blizzard Uranium Deposit and will receive a 5% working interest. Boss Power has the right to purchase Santoy's 5% working interest in exchange for a $1.00 per pound uranium royalty.

Mr. Beruschi, a Vancouver based mining lawyer and investor, will receive a royalty of $1.50 per lb uranium on the properties. Mr. Adam Travis, a Peachland based geologist, will receive a $0.50 per pound uranium royalty on the Blizzard Uranium Claim, one-half of which Santoy can purchase for up to three years for $500,000.

The Acquisition Shares are restricted from trading until October 13, 2007 and in addition thereto are subject to the provisions of an Exchange escrow agreement which provides for the release of the Acquisition Shares and 1,732,574 shares held by insiders of Boss Power in stages over a period of 36 months.

FINANCINGS

Previously announced private placements of Boss Power for aggregate gross proceeds of approximately $6,260,000 have been accepted for filing by the Exchange and have closed. Boss Power has issued 7,176,666 units of its securities pursuant to a brokered private placement and 1,170,000 units of its securities pursuant to a non-brokered private placement at $0.75 per unit. Units consist of one common share and one half of a transferable share purchase warrant with each whole warrant entitling the holder to purchase one additional Boss Power common share at a price of $1.00 for a period of 18 months. The expiry date of the warrants may be reduced, upon notice to holders if after expiry of the four month hold period the closing price of Boss Power's common shares trade equal to or greater than $1.25 per share for 20 consecutive trading days. If this condition is met and Boss Power so elects, the exercise period will be reduced to 25 business days from the date notice is provided by Boss Power to warrant holders. Finder's fees totalling $27,875 were paid in connection with the non-brokered private placement. An agent's fee of $368,637.47 was paid to Blackmont Capital Inc. as agent for the brokered private placement and 480,667 agent's options were issued to the agent entitling the agent to acquire 480,667 units at a price of $0.75 per unit for a period of 18 months. The agent's units issuable upon exercise of the agent's options are on the same terms as the private placement units with non-transferable warrants. All units are restricted from trading until October 13, 2007.

NAME CHANGE

In connection with the Acquisition and RTO, the Company's name has been changed from Boss Gold International Corp. to Boss Power Corp. Effective as of Friday June 15th, the Company's shares will trade on the TSX Venture Exchange under the new name of Boss Power Corp. and trading symbol of TSX.V: BPU.

CLEAN AIR NUCLEAR POWER

As the international community works to reach agreement on solutions to global warming and the need to reduce greenhouse gas emissions, a growing number of countries are supporting

Nuclear Power as a means of moving away from the burning of fossil fuels. For comparison, the energy contained in 8.8 grams of uranium is approximately equivalent to 1 tonne of coal. 1 tonne of coal will generate about 3,000 Kwh of electricity whereas 1 tonne of uranium will generate 50,000,000 Kwh of electricity. Most importantly however, when electricity is generated by the burning of coal, every kilowatt hour produced by coal results in approximately 1 kilogram of carbon dioxide being emitted into the atmosphere. Nuclear power, on the other hand, is known as one of the cleanest methods of producing electricity.

With uranium shortages the Blizzard Uranium Deposit and Boss Power could be an important contribution to the reduction of greenhouse gas emissions and global warming.

QUALIFIED PERSON

The technical information in this news release has been reviewed and approved by Rupert Allan, P.Geol., on behalf of Boss Power.

ON BEHALF OF THE BOARD OF DIRECTORS

Per: *"Douglas B. Brooks"*

DOUGLAS B. BROOKS
President

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release and has in no way passed upon the merit of the proposed transaction and has neither approved nor disapproved the contents of this press release.

82-4571

FORM 45-106F1

REPORT OF EXEMPT DISTRIBUTION

Issuer information

1. State the full name of the issuer of the security distributed and the address and telephone number of its head office. If the issuer of the security distributed is an investment fund, state the name of the fund as the issuer, and provide the full name of the manager of the investment fund and the address and telephone number of the head office of the manager. Include the former name of the issuer if its name has changed since last report.

BOSS POWER CORP. (formerly Boss Gold International Corp.)
Name of issuer
501 - 905 West Pender Street, Vancouver, BC, Canada V6C 1L6
Address
(604) 669-5819
Telephone Number

2. State whether the issuer is or is not a reporting issuer and, if reporting, each of the jurisdictions in which it is reporting.

The Issuer is a reporting issuer in British Columbia and Alberta.

3. Indicate the industry of the issuer by checking the appropriate box next to one of the industries listed below.

- ☐ Bio-tech
- Financial Services
  - ☐ investment companies and funds
  - ☐ mortgage investment companies
- ☐ Forestry
- ☐ Hi-tech
- ☐ Industrial
- Mining
  - ☑ exploration/development
  - ☐ production
- ☐ Oil and gas
- ☐ Real estate
- ☐ Utilities
- ☐ Other (describe)

Details of distribution

4. Complete Schedule I to this report. Schedule I is designed to assist in completing the remainder of this report.

5. State the distribution date. If the report is being filed for securities distributed on more than one distribution date, state all distribution dates.

June 12, 2007

6. For each security distributed:

(a) Describe the type of security,
(b) State the total number of securities distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date, and
(c) State the exemption(s) relied on.

52,500,000 common shares at a deemed price of $2.00 per share.

8,346,666 units at a price of $0.75 per unit, each unit comprised of one common share and one-half of a two-year transferable share purchase warrant, each whole warrant entitling the holder to purchase one additional common share at a price of $1.00 on or before December 12, 2008. The expiry date of the warrants may be reduced, upon notice to holders and at the election of the Issuer, if after expiry of the four month hold period the closing price of the Issuer's shares is at a price equal to or greater than $1.25 per share for 20 consecutive trading days. If this condition is met and the Issuer so elects, the exercise period will be reduced to 25 business days from the date notice is provided by the Issuer to the holders of the warrants.

Exemption Relied On	Number of Securities
Section 2.3 of NI 45-106	8,333,333 units
Section 2.5 of NI 45-106	13,333 units
Section 2.13 of NI 45-106	52,500,000 units

7. Complete the following table for each Canadian and foreign jurisdiction where purchasers of the securities reside. Do not include in this table, securities issued as payment for commissions or finder's fees disclosed under item 8, below.

Each jurisdiction where purchasers reside	Number of purchasers	Price per security (Canadian $)[1]	Total dollar value raised from purchasers in the jurisdiction (Canadian $)
British Columbia	32	$2.00/$0.75	$106,037,625
Alberta	105	$0.75	$4,404,875
Ontario	6	$0.75	$270,000
Bahamas	1	$0.75	$150,000
Switzerland	1	$0.75	$120,000
Turks and Caicos Islands	1	$0.75	$67,500

Each jurisdiction where purchasers reside	Number of purchasers	Price per security (Canadian $)[1]	Total dollar value raised from purchasers in the jurisdiction (Canadian $)
United Kingdom	1	$0.75	$75,000
USA	2	$0.75	$135,000
Total number of Purchasers	149		
Total dollar value of distribution in all jurisdictions (Canadian $)			$111,260,000

Note [1]: If securities are issued at different prices list the highest and lowest price the securities were sold for.

Commissions and finder's fees

8. Complete the following table by providing information for each person who has received or will receive compensation in connection with the distribution(s). Compensation includes commissions, discounts or other fees or payments of a similar nature. Do not include payments for services incidental to the distribution, such as clerical, printing, legal or accounting services.

   If the securities being issued as compensation are or include convertible securities, such as warrants or options, please add a footnote describing the terms of the convertible securities, including the term and exercise price. Do not include the exercise price of any convertible security in the total dollar value of the compensation unless the securities have been converted.

	Compensation paid or to be paid (cash and/or securities)				
		Securities			
Full name and address of the person being compensated	Cash (Canadian $)	Number and type of securities issued	Price per security	Exemption relied on and date of distribution	Total dollar value of compensation (Canadian $)
National Bank Financial 369-3104 30th Avenue Vernon, BC V1T 9M9	$7,500	-	n/a	-	$7,500
Roland Financial Services Ltd. 305-1132 Haro Street Vancouver, BC V6E 1C9	$20,375	-	n/a	-	$20,375
Blackmont Capital Inc. 440-2nd Ave. S.W. Suite #2200 Calgary, AB T2P 5E9	$368,637	Option to purchase 480,667 units[1]	$0.75	Section 2.3 of NI 45-106	$368,637
				TOTAL:	$396,512.00

1 Each unit is comprised of one common share and one-half of a non-transferable share purchase warrant, each whole warrant entitling the holder to purchase one additional common share at a price of $1.00 on or before December 12, 2008. The expiry date of the warrants may be reduced, upon notice to holder and at the

election of the Issuer, if after expiry of the four month hold period the closing price of the Issuer's shares is at a price equal to or greater than $1.25 per share for 20 consecutive trading days. If this condition is met and the Issuer so elects, the exercise period will be reduced to 25 business days from the date notice is provided by the Issuer to the holder of the warrants.

9. If a distribution is made in Ontario, please include the attached "Authorization of Indirect Collection of Personal Information for Distributions in Ontario". The "Authorization of Indirect Collection of Personal Information for Distributions in Ontario" is only required to be filed with the Ontario Securities Commission.

Certificate

On behalf of the issuer, I certify that the statements made in this report are true.

Date: June 22, 2007.

BOSS POWER CORP.
Name of issuer (please print)

Gwen Wegner, Secretary – Tel.: (604) 669-5819
Print name, title and telephone number of person signing

Signature

10. State the name, title and telephone number of the person who may be contacted with respect to any questions regarding the contents of this report, if different than the person signing the certificate.

Same as person signing certificate.

IT IS AN OFFENCE TO MAKE A MISREPRESENTATION IN THIS REPORT.

Notice - Collection and use of personal information

The personal information required under this form is collected on behalf of and used by the securities regulatory authorities or, where applicable, the regulators under the authority granted in securities legislation for the purposes of the administration and enforcement of the securities legislation.

If you have any questions about the collection and use of this information, contact the securities regulatory authority or, where applicable, the regulator in the jurisdiction(s) where the form is filed, at the address(es) listed at the end of this report.

Authorization of Indirect Collection of Personal Information for Distributions in Ontario

The attached Schedule I contains personal information of purchasers and details of the distribution(s). The issuer hereby confirms that each purchaser listed in Schedule I of this report

a. has been notified by the issuer
   (1) of the delivery to the Ontario Securities Commission of the information pertaining to the person as set out in Schedule I,
   (2) that this information is being collected indirectly by the Ontario Securities Commission under the authority granted to it in securities legislation,
   (3) that this information is being collected for the purposes of the administration and enforcement of the securities legislation of Ontario, and
   (4) of the title, business address and business telephone number of the public official in Ontario, as set out in this report, who can answer questions about the Ontario Securities Commission's indirect collection of the information, and
b. has authorized the indirect collection of the information by the Ontario Securities Commission.

82-4571

FORM 51-102F3

MATERIAL CHANGE REPORT
UNDER SUBSECTION 7.1(1) OF NATIONAL INSTRUMENT 51-102

Item 1. **Reporting Issuer**

Boss Gold International Corp. (the "Issuer")
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

March 19, 2007

Item 3. **Press Release**

News Release dated March 19, 2007 and disseminated to the Canada Stockwatch Magazine, BC Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer announces that the TSX Venture Exchange has completed its review of the revised NI 43-101 compliant "Technical Report on the Blizzard Uranium Deposit" dated February 23, 2007. The Issuer also announces revision to the number of units of its private placements.

Item 5. **Full Description of Material Change**

The Issuer announces that the TSX Venture Exchange has completed its review of the revised NI 43-101 compliant "Technical Report on the Blizzard Uranium Deposit" dated February 23, 2007, prepared by Dr. Peter A. Christopher, PhD, P.Eng., and has advised the Issuer that the Report is suitable for filing. The Issuer is proceeding with its previously announced Reverse Take-over and expects it to complete shortly.

The Issuer also announces that the total number of units of its non-brokered private placement has been increased to 1,170,000 units and that the number of units of its brokered private placement has been revised to 7,176,666 units.

Item 6. **Reliance on Subsection 7.1(2) of National Instrument 51-102**

The Issuer is not relying on subsection 7.1(2) or (3) of National Instrument 51-102.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Douglas B. Brooks, President - (604) 669-5819.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 23rd day of March, 2007.

"Douglas B. Brooks"
Douglas B. Brooks, President

82-4571

FORM 51-102F3

MATERIAL CHANGE REPORT
UNDER SUBSECTION 7.1(1) OF NATIONAL INSTRUMENT 51-102

Item 1. Reporting Issuer

Boss Power Corp. (formerly Boss Gold International Corp.) (the "Issuer")
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. Date of Material Change

June 14, 2007

Item 3. Press Release

News Release dated June 14, 2007 and disseminated to the Canada Stockwatch Magazine, British Columbia Securities Commission, Alberta Securities Commission, Market News Publishing and Marker News Wire.

Place of Issuance: Vancouver, British Columbia.

Item 4. Summary of Material Change

The Issuer announces that it has acquired the Blizzard Uranium Deposit through the acquisition of the Blizzard claim and certain surrounding mineral claims from Santoy Resources Ltd. and Anthony J. Beruschi and a private company owned by Mr. Beruschi for consideration of $105 million through the issuance of 52,500,000 shares of the Issuer. The 52,500,000 shares are subject to escrow provisions. The acquisition constitutes a Reverse Take-over, has received shareholder approval by way of consent and has been accepted for filing by the TSX Venture Exchange. The Issuer's Filing Statement dated May 30, 2007 relating to the RTO is available on SEDAR.

Also, previously announced private placements of the Issuer for aggregate gross proceeds of approximately $6,260,000 have been accepted for filing by the Exchange and have closed.

Additionally, in connection with the Acquisition and RTO, the Issuer's name has been changed from Boss Gold International Corp. to Boss Power Corp. The Issuer's new trading symbol is BPU and its shares are listed for trading on the TSX Venture Exchange.

Item 5. **Full Description of Material Change**

The Issuer is pleased to announce that it has acquired the Blizzard Uranium Deposit through the acquisition of the Blizzard claim and certain surrounding mineral claims from Santoy Resources Ltd. and Mr. Anthony Beruschi and his private company, Power Resources Corp. Consideration of $105 million was paid by the issuance of a total of 52,500,000 common shares of the Issuer (the "Acquisition Shares") at a deemed price of $2 per share with Santoy receiving 26,250,000 the Issuer shares and Mr. Beruschi and his assigns receiving the remaining 26,250,000 the Issuers shares. The acquisition constitutes a Reverse Take-over ("RTO") under TSX Venture Exchange Policy 5.2 and has received shareholder approval by way of consent. The Issuer's Filing Statement dated May 30, 2007 relating to the RTO is available on SEDAR. Santoy is a British Columbia incorporated company that is listed on the TSX Venture Exchange under the symbol "SAN.V".

THE BLIZZARD URANIUM DEPOSIT

The Blizzard deposit is a well-known historically reported uranium resource and the subject of a NI 43-101 compliant Technical Report dated November 15, 2006 as revised on February 23, 2007 and May 30, 2007, by Dr. Peter A. Christopher, PhD, P.Eng. Dr. Christopher's Report was filed on SEDAR on June 4, 2007. In his report Dr. Christopher refers to an Engineering Feasibility Study completed by Kilborn Engineering based on extensive drilling and engineering studies on the Blizzard Deposit including a total of 21,184 metres of drilling in 478 reverse circulation and diamond drill holes in the 1970's.

The Kilborn Engineering Feasibility Study generated an historical reserve calculation of 2.2 million tonnes grading 0.214 percent U_3O_8, at a cut-off grade of 0.025% U_3O_8 and including a 15% mining dilution (for an estimated 10.4 million pounds of U_3O_8). This was re-classified by Dr. Christopher into an indicated and inferred resource to reflect current usage as the Kilborn Engineering Feasibility Study is not in compliance with NI 43-101.

The following chart summarizes the historical indicated and inferred* resource estimates (as reclassified) from Dr. Christopher's report:

*Category of Resource	Tonnes	Grade % U3O8	Contained Kg (%U3O8)
INDICATED**	1,914,973	0.247***	4,728,428
INFERRED**	4,685	0.162***	7,595

* Reported by Kilborn as "Reserves" but rules dictate classification as "Resources". Indicated resources include a 15% mining dilution

** Indicated and Inferred Reserves were converted to Indicated and Inferred Resources

*** Rounded to 3 places

This historical resource estimate predates and therefore does not conform to the more stringent reporting requirements of NI 43-101 and should not be relied upon according to those standards. Dr. Christopher has not done sufficient work to classify the historical estimates as a current mineral resource and the Issuer is not treating the historical estimate as a current mineral reserve or resource. While the drill and assay data used in the original estimate have not been subsequently verified, the Issuer believes that the historic resource estimate provides a favourable indication of the potential of the Blizzard Uranium Deposit and is relevant to this news release.

The Blizzard uranium deposit is "basal-type", hydrogenic paleochannel deposit and is interpreted to have been formed by the concentration of uranium minerals leached from nearby highly radioactive intrusive rocks and deposited in an old riverbed channel which was preserved from glacial erosion by a cover of younger volcanic rocks.

The deposit may be amenable to exploitation by widely used, low environmental impact, in situ solution recovery (ISR) processes involving only minimal surface disturbance. The Kilborn Engineering Feasibility Study did not consider ISR as an extraction option and was based on the application of conventional mining methods. Dr. Christopher had access to all historical data including drill logs and historical feasibility studies as prepared by Kilborn Engineering. No access to core samples was possible due to the destruction of these during reclamation of the exploration site. While Dr. Christopher has re-classified the Kilborn reserve estimates as resources he has cautioned in his report that other "best practice" guidelines to resource calculation are difficult to verify for a 27 year old feasibility study.

OTHER URANIUM PROPERTIES

In addition to the Blizzard Uranium Claim, the Issuer acquired certain other mineral claims surrounding the Blizzard Uranium Claim and the nearby Hydraulic Lake Claims. The Issuer also received an option from Mr. Beruschi to acquire a 51% interest in the Fuki and Haynes Lake Uranium Claims and has rights of first refusal over those claims for a set time period. In consideration for these acquisitions, options and rights, Mr. Dave Heyman of Vancouver was paid $51,000 and Power Resources Corp. $1,199,000.

Santoy has agreed to incur $1,000,000 in exploration and development expenditures on the Blizzard Uranium Deposit and will receive a 5% working interest. The Issuer has the right to purchase Santoy's 5% working interest in exchange for a $1.00 per pound uranium royalty.

Mr. Beruschi, a Vancouver based mining lawyer and investor, will receive a

royalty of $1.50 per lb uranium on the properties. Mr. Adam Travis, a Peachland based geologist, will receive a $0.50 per pound uranium royalty on the Blizzard Uranium Claim, one-half of which Santoy can purchase for up to three years for $500,000.

The Acquisition Shares are restricted from trading until October 13, 2007 and in addition thereto are subject to the provisions of an Exchange escrow agreement which provides for the release of the Acquisition Shares and 1,732,574 shares held by insiders of the Issuer in stages over a period of 36 months.

FINANCINGS

Previously announced private placements of the Issuer for aggregate gross proceeds of approximately $6,260,000 have been accepted for filing by the Exchange and have closed. The Issuer has issued 7,176,666 units of its securities pursuant to a brokered private placement and 1,170,000 units of its securities pursuant to a non-brokered private placement at $0.75 per unit. Units consist of one common share and one half of a transferable share purchase warrant with each whole warrant entitling the holder to purchase one additional the Issuer common share at a price of $1.00 for a period of 18 months. The expiry date of the warrants may be reduced, upon notice to holders if after expiry of the four month hold period the closing price of the Issuer's common shares trade equal to or greater than $1.25 per share for 20 consecutive trading days. If this condition is met and the Issuer so elects, the exercise period will be reduced to 25 business days from the date notice is provided by the Issuer to warrant holders. Finder's fees totalling $27,875 were paid in connection with the non-brokered private placement. An agent's fee of $368,637.47 was paid to Blackmont Capital Inc. as agent for the brokered private placement and 480,667 agent's options were issued to the agent entitling the agent to acquire 480,667 units at a price of $0.75 per unit for a period of 18 months. The agent's units issuable upon exercise of the agent's options are on the same terms as the private placement units with non-transferable warrants. All units are restricted from trading until October 13, 2007.

NAME CHANGE

In connection with the Acquisition and RTO, the Issuer's name has been changed from Boss Gold International Corp. to Boss Power Corp. Effective as of Friday June 15th, the Issuer's shares will trade on the TSX Venture Exchange under the new name of Boss Power Corp. and trading symbol of TSX.V: BPU.

CLEAN AIR NUCLEAR POWER

As the international community works to reach agreement on solutions to global warming and the need to reduce greenhouse gas emissions, a growing number of countries are supporting Nuclear Power as a means of moving away from the

burning of fossil fuels. For comparison, the energy contained in 8.8 grams of uranium is approximately equivalent to 1 tonne of coal. 1 tonne of coal will generate about 3,000 Kwh of electricity whereas 1 tonne of uranium will generate 50,000,000 Kwh of electricity. Most importantly however, when electricity is generated by the burning of coal, every kilowatt hour produced by coal results in approximately 1 kilogram of carbon dioxide being emitted into the atmosphere. Nuclear power, on the other hand, is known as one of the cleanest methods of producing electricity.

With uranium shortages the Blizzard Uranium Deposit and the Issuer could be an important contribution to the reduction of greenhouse gas emissions and global warming.

QUALIFIED PERSON

The technical information in this news release has been reviewed and approved by Rupert Allan, P.Geol., on behalf of the Issuer.

Item 6. Reliance on Subsection 7.1(2) of National Instrument 51-102

The Issuer is not relying on subsection 7.1(2) or (3) of National Instrument 51-102.

Item 7. Omitted Information

There is no omitted information.

Item 8. Senior Officers

Douglas B. Brooks, President - (604) 669-5819.

Item 9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 15th day of June, 2007.

"Gwen Wegner"
Gwen Wegner, Secretary

82-4571

BRITISH COLUMBIA
The Best Place on Earth

Number: BC0230487

CERTIFICATE
OF
CHANGE OF NAME

BUSINESS CORPORATIONS ACT

I Hereby Certify that BOSS GOLD INTERNATIONAL CORP. changed its name to BOSS POWER CORP. on June 12, 2007 at 02:53 PM Pacific Time.

Issued under my hand at Victoria, British Columbia
On June 12, 2007

RON TOWNSHEND
Registrar of Companies
Province of British Columbia
Canada

82-4571

AMENDMENT AGREEMENT

THIS AMENDMENT AGREEMENT made on May 23, 2007.

BETWEEN:

SANTOY RESOURCES LTD., of Suite 1116, 925 West Georgia Street, Vancouver, British Columbia, V6C 3L2

(**"Santoy"**)

AND:

ANTHONY J. BERUSCHI, of Suite 501 – 905 West Pender Street, Vancouver, British Columbia, V6C 1L6

(**"Beruschi"**)

AND:

ADAM TRAVIS and **CAZADOR RESOURCES LTD.**, of 5093 Cousins Place, Peachland, British Columbia, V0H 1X2

(collectively, **"Travis"**)

AND:

BOSS GOLD INTERNATIONAL CORP., of Suite 501 – 905 West Pender Street, Vancouver, British Columbia, V6C 1L6

(the **"Purchaser"**)

WHEREAS:

A. Santoy, Beruschi and Travis (collectively, the **"Vendors"**) and the Purchaser are parties to an asset purchase and sale agreement dated the 27th day of July, 2006 pursuant to which the Vendors have agreed to sell to the Purchaser and the Purchaser has agreed to purchase from the Vendors all of their respective actual, or purported, interest in and to the Blizzard Claim on the terms and conditions set forth therein (the **"Purchase Agreement"**);

B. Pursuant to the terms of the Purchase Agreement, Beruschi also agreed to cause the transfer to the Purchaser on the Closing Date of the Additional Blizzard Ground (as such term is defined in the Purchase Agreement) and agreed to provide an option to purchase and right of first refusal in favour of the Purchaser in respect of a 51% interest in the B Claims (as such term is defined in the Purchase Agreement);

C. Certain claims comprising a portion of the Additional Blizzard Ground (the **"Excluded A Claims"**) and a portion of the B Claims (the **"Excluded B Claims"**) listed in Schedule A hereto are recorded in the name of a nominee holder (the **"Nominee Holder"**);

D. The Nominee Holder had entered into an agreement or agreements to transfer the Excluded A Claims and the Excluded B Claims (collectively, the **"Excluded Claims"**) to Beruschi or as Beruschi directs but has notified Beruschi that he will not do so (the **"Repudiation"**);

E. Beruschi has commenced legal action against the Nominee Holder requiring that the Nominee Holder confirm that he shall transfer the Excluded A Claims as directed by Beruschi but the Nominee Holder has declined to withdraw the Repudiation;

F. To facilitate the Closing, Beruschi wishes to transfer legal title to the Additional Blizzard Ground, the Hydraulic Lake Claims and the B Claims to Blizzard Uranium Corp. (**"Blizzard"**), a wholly-owned subsidiary of the Purchaser, excluding the Excluded Claims, prior to the Closing Date, and the Purchaser has agreed to cause Blizzard to hold the Additional Blizzard Ground and the Hydraulic Lake Claims in trust for Beruschi pending Closing and the B Claims in trust for Beruschi pending any exercise of the Option;

G. The parties have agreed to certain ancillary amendments to the Purchase Agreement as set out herein; and

H. The parties hereto wish to amend the Purchase Agreement to: (i) facilitate the transfers of the Properties on the Closing Date, with the exception of the Excluded A Claims; (ii) facilitate the transfer of the legal title to the Additional Blizzard Ground, the Hydraulic Lake Claims and the B Claims to Blizzard prior to the Closing Date; and (iii) effect the additional amendments referred to herein.

NOW THEREFORE the parties covenant and agree as follows:

ARTICLE 1
DEFINITIONS AND INTERPRETATION

1.1 Definitions

In this Agreement:

(a) **"Amendment Agreement"** means this amendment Agreement.

(b) **"Escrow Agreement"** means an escrow agreement to be entered into between the Purchaser and Beruschi substantially in the form attached as Schedule B hereto.

Terms used as defined terms herein and not otherwise defined have the meanings given to them in the Purchase Agreement.

1.2 Interpretation

The Purchase Agreement shall hereafter be read and construed together with this Amendment Agreement and in the event of any conflict or inconsistency between the provisions of this Amendment Agreement with the provisions of the Purchase Agreement, the provisions of this Amendment Agreement shall prevail and govern the interpretation thereof to the extent of such conflict or inconsistency.

ARTICLE 2
AMENDMENTS

2.1 Assignment.

The Purchaser may transfer or assign any or all of its rights and obligations under this Agreement to its wholly-owned subsidiary, Blizzard, on or before the Closing Date provided that to the extent any interest in the Properties or the B Claims is transferred to or held by Blizzard, the Purchaser shall cause Blizzard to comply with all obligations of the Purchaser under the Purchase Agreement and this Amendment Agreement relating to the Properties and the B Claims, including, without limitation, in connection with the Option, the Beruschi Royalty, the Beruschi Option Royalty, the Santoy Royalty and the Travis Royalty. Without limiting the generality of the foregoing, the Purchaser may direct the Vendors to transfer the legal title and interest in and to the Properties and/or the B Claims directly to Blizzard on or before the Closing Date.

2.2 Excluded Claims

Beruschi shall make reasonable commercial efforts to cause the Nominee Holder to transfer the Excluded A Claims and legal title to the Excluded B Claims to the Purchaser, or as the Purchaser directs, on or before the Closing Date. If the Excluded Claims are not so transferred on or before the Closing Date:

(a) The transfers of the Blizzard Claim, the remaining Additional Blizzard Ground and the Hydraulic Lake Claims shall complete on the Closing Date excluding only the Excluded A Claims, and the Purchaser shall withhold payment by retaining in escrow 2,000,000 of the Payment Shares (the **"Payment Deferral"**) payable to Beruschi pending the transfers of the Excluded Claims to the Purchaser.

(b) Section 3.3 of the Purchase Agreement shall be deleted and replaced in its entirety with the following:

"The Payment Shares will be issued in equal amounts to each of Santoy and Beruschi, such that each of Santoy and Beruschi will receive 26,250,000 Payment Shares on the Closing Date provided that in the event that the Excluded Claims and legal title to the Excluded B Claims are not transferred to the Purchaser, or as the Purchaser directs, on or before the Closing Date, 2,000,000 Payment Shares issued to Beruschi or his designated assignee shall become subject to the terms of the Escrow

Agreement. The foregoing shall be the Purchaser's only remedy for the failure of Beruschi to transfer, on the Closing Date, the Excluded Claims or the legal title to the Excluded B Claims and no other deduction or withholding shall be made to the consideration payable to Beruschi under this Agreement including, without limitation, the cash consideration set out in Section 5.4".

Upon completion of the transfers of the Excluded Claims to the Purchaser in accordance with this Section 2.2, the Payment Deferral shall be released to Beruschi, failing which the Payment Deferral shall be dealt with in accordance with the terms of the Escrow Agreement. The parties hereto acknowledge and agree that the Payment Shares subject to the Payment Deferral will initially be subject to a regulatory escrow arrangement ("**Regulatory Escrow Arrangement**") which Regulatory Escrow Arrangement sets out a scheduled release for the Payment Shares. The last 2,000,000 Payment Shares to be released from the Regulatory Escrow Arrangement on behalf of Magic Dragon Ventures Ltd., an assignee of Beruschi, will become subject to the Escrow Agreement in satisfaction of the Payment Deferral.

Nothing herein shall require Beruschi to make any payments to the Nominee Holder in excess of amounts that Beruschi is legally obliged to pay to the Nominee Holder to cause the Nominee Holder to transfer the Excluded Claims.

2.3 Right to Sell Working Interest in Properties

The Purchase Agreement shall be amended by inserting the following new words ", and Santoy shall have the right to sell to the Purchaser," before the words "Santoy's 5% working interest in the Properties" in Section 7.2 of the Purchase Agreement.

2.4 Updated Schedules

The table entitled "2. Additional Blizzard Ground" in Schedule A of the Purchase Agreement shall be amended as follows:

(a) the entry under "Record Holder" for tenure number 415504, presently "DWAYNE EDWARD KRESS", shall be replaced with "RENEE BRICKNER"; and

(b) the entry under "Record Holder" for tenure number 415509, presently "DWAYNE EDWARD KRESS", shall be replaced with "RENEE BRICKNER".

2.5 Pre-Closing Transfers of all or a portion of the Additional Blizzard Ground, the Hydraulic Lake Claims and the B Claims

The Parties hereby agree that:

(a) Section 5.1 of the Purchase Agreement is amended to insert the words "or before" immediately prior to the words "the Closing Date" in the first line thereof.

(b) Section 5.2 of the Purchase Agreement is amended to insert the words "or before" immediately prior to the words "the Closing Date" in the first line thereof.

(c) Beruschi may transfer all or any portion of the Additional Blizzard Ground (the **"Transferred AB Ground"**) to Blizzard prior to the Closing Date, provided that upon completion of such transfers Blizzard will hold the Transferred AB Ground in trust for Beruschi until the consideration payable to Beruschi in respect thereof (the **"ABG Consideration"**) is delivered in accordance with the terms of the Purchase Agreement as amended by this Amendment Agreement. Upon delivery of the ABG Consideration to Beruschi on the Closing Date, the beneficial interest in the Transferred AB Ground shall transfer to and vest in the Purchaser without further action or the execution of any transfer or instrument by Beruschi or any other Party and the Beruschi trust in respect thereof shall terminate. If, for any reason, the transactions contemplated by the Purchase Agreement as amended by this Amendment Agreement do not complete on the Closing Date, Blizzard shall transfer the Transferred AB Ground to Beruschi forthwith upon written demand from Beruschi.

(d) Beruschi may cause the transfer of the Hydraulic Lake Claims to Blizzard prior to the Closing Date, provided that upon completion of such transfer the Purchaser will pay the sum of $50,000 to Heyman (the **"Heyman Consideration"**) and Blizzard will hold the Hydraulic Lake Claims in trust for Beruschi until the consideration payable to Beruschi in respect thereof (the **"HLC Consideration"**) is delivered in accordance with the terms of the Purchase Agreement as amended by this Amendment Agreement. Upon delivery of the HLC Consideration to Beruschi on the Closing Date, the beneficial interest in the Hydraulic Lake Claims shall transfer to and vest in the Purchaser without any further action or the execution of any transfer or instrument by Beruschi or any other Party and the Beruschi trust in respect thereof shall terminate. If, for any reason, the transactions contemplated by the Purchase Agreement as amended by this Amendment Agreement do not complete on the Closing Date, Blizzard shall transfer the Hydraulic Lake Claims to Beruschi forthwith upon written demand from Beruschi, upon and subject to Beruschi repaying the Heyman Consideration to the Purchaser. The Purchaser may, at any time, prior to the Closing, demand that Beruschi repay the Heyman Consideration and Beruschi shall do so within 10 business days of such demand, provided that legal title to the Hydraulic Lake Claims shall remain recorded in the name of the Purchaser pending repayment of the Heyman Consideration following any such demand. If the Purchaser receives repayment of the Heyman Consideration from Beruschi in accordance with the provisions hereof and if the transactions contemplated by the Purchase Agreement as amended by this Amendment Agreement subsequently proceed to Closing, the Purchaser shall pay the Heyman Consideration to Beruschi on the Closing Date and such amount shall form a portion of the HLC Consideration.

(e) Beruschi may cause the transfer of all or any portion of the legal interest in the B Claims (the **"Transferred B Claims"**) to Blizzard prior to the exercise of the

Option, whereupon Blizzard will hold the legal interest in and title to the Transferred B Claims in trust for Beruschi pending the exercise of the Option and the payment of the consideration in respect thereof. At any time prior to the exercise of the Option Beruschi may request that the legal title and interest in the Transferred B Claims be transferred to Beruschi whereupon the Purchaser shall forthwith transfer or cause the transfer thereof to Beruschi.

(f) If the Option is not exercised prior to its expiry, upon such expiry the Purchaser shall transfer legal title to the Transferred B Claims to Beruschi forthwith upon written demand from Beruschi.

(g) To the extent that any transfers of the Additional Blizzard Ground, the Hydraulic Lake Claims or the B Claims to Blizzard were executed, effected or completed prior to the date hereof, the Parties hereby ratify and confirm each such transfer and acknowledge and agree that such transfers were effected and completed in accordance with the terms hereof and shall be governed by the Purchase Agreement as amended hereby.

(h) The Purchaser shall maintain or cause Blizzard to maintain the Hydraulic Lake Claims and the Transferred B Claims in good standing with the mineral titles online registry and shall pay all costs, expenses and fees in connection therewith pending the transfer of the beneficial interests therein to the Purchaser.

2.6 <u>Further Consideration for Additional Claims</u>

Section 5.4 of the Purchase Agreement shall be deleted and replaced in its entirety with the following:

> "As further consideration for the transfer of the Additional Blizzard Ground and the Hydraulic Lake Claims to the Purchaser, and for the grant of the Option, as defined and further described below, the Purchaser will pay to Beruschi, or his nominee, the cash amount of $1,200,000 payable on the closing of an initial private placement (the **"Initial PP"**) of units consisting of shares and warrants of the Purchaser to be conducted in conjunction with the closing of the acquisition by the Purchaser of the Properties, provided that at least $520,000 worth of units are purchased in the Non-Brokered Private Placement. The Purchaser will have the option at any time and from time to time to prepay the cash amount of $1,200,000 and Beruschi hereby acknowledges receipt of $1,000 towards such cash amount from the Corporation."

2.7 2.7 <u>Other Amendments</u>

The Parties hereby agree that:

(a) Recital A of the Purchase Agreement is amended to replace the word "controls" with "represents" in the third line thereof.

(b) Section 3.2 of the Purchase Agreement is deleted and replaced in its entirety with the following:

"Beruschi will have the right to allocate the Payment Shares allotted and issued to him hereunder to (a) his nominees, (b) his trustees, (c) companies represented by him and (d) any other parties in his sole discretion."

(c) Section 11.3 of the Purchase Agreement is amended to replace the word "controls" with "represents" in the first line thereof.

(d) Section 1.1 of the Purchase Agreement is amended to insert the words ",or will cause to be sold," after the words "hereby sells".

(e) Section 1.1 of the Purchase Agreement is amended to insert the words "such interests and all" after the words "and the Purchaser hereby purchases from the Vendors, all".

(f) Section 5.2 of the Purchase Agreement is amended to delete the words "and a release in favour of the Purchaser and Beruschi".

ARTICLE 3
GENERAL

3.1 Further Assurances

The parties shall execute and deliver all such further documents and instruments and do all acts and things to give effect to the terms and conditions of the Purchase Agreement, as amended hereby.

3.2 Successors and Assigns

This Agreement will enure to the benefit of and be binding upon each of the Vendors and the Purchaser and their respective heirs, executors, administrators, successors and assigns.

3.3 Governing Law

This Agreement is governed by the laws of British Columbia.

3.4 No Third Party Rights

Nothing in the Purchase Agreement as amended hereof or this Agreement shall be construed to provide any enforceable rights, remedies or benefits to any person not a party to this Agreement.

3.5 Entire Agreement

This Amendment Agreement and the Purchase Agreement contain the entire agreement between the Parties hereto with respect to the subject matter hereof and supersede all prior agreements and understandings, oral or written, with respect to such matters. Except as amended by this Amendment Agreement, the Purchase Agreement remains in full force and effect, unamended.

3.6 Headings

The insertion of headings in this Agreement is for convenience of reference only and does not affect the construction or interpretation of the provisions of this Agreement.

3.7 Counterparts and Facsimile

This Agreement may be executed in two or more counterparts, and such counterparts together (including any transmitted by electronic facsimile) shall constitute one and the same instrument.

[SPACE LEFT INTENTIONALLY BLANK]

IN WITNESS WHEREOF, the parties have executed this Amendment Agreement on the date first written above.

SANTOY RESOURCES LTD.

By: *"Signed"*

Name: Ronald K. Netolitzky

Title: President + CEO

SIGNED, SEALED and **DELIVERED** by **ANTHONY J. BERUSCHI** in the presence of:

"Signed"
Signature

Name

Address

Occupation

"Signed"
ANTHONY J. BERUSCHI

SIGNED, SEALED and **DELIVERED** by **ADAM TRAVIS** in the presence of:

"Signed"
Signature

Name

Address

Occupation

"Signed"
ADAM TRAVIS

CAZADOR RESOURCES LTD.

By: *"Signed"*

Name: Adam Travis

Title: President

BOSS GOLD INTERNATIONAL CORP.

By: *"Signed"*

Name: Douglas B. Brooks

Title: President, director

SCHEDULE A

EXCLUDED A CLAIMS
FROM
ADDITIONAL BLIZZARD GROUND

Tenure Number	Current "Good To" Date	Hectares
531754	2007/AUG/05	376.579
531750	2007/AUG/05	167.452
531755	2007/AUG/05	209.281

EXCLUDED B CLAIMS
FROM
FUKI URANIUM CLAIMS

Tenure Number	Current "Good To" Date	Hectares
531759*	2008/APR/11	502.898
531760	2007/AUG/05	209.567
531762	2007/AUG/05	209.7

*Since amalgamated with tenure number 531758 to new tenure number 555231 whose "Good To" Date is provided.

SCHEDULE B

FORM OF ESCROW AGREEMENT

THIS ESCROW AGREEMENT, dated as of June ____, 2007.

BETWEEN:

BOSS GOLD INTERNATIONAL CORP., of Suite 501 – 905 West Pender Street, Vancouver, British Columbia, V6C 1L6

(the **"Purchaser"**)

AND:

MAGIC DRAGON VENTURES LTD., of Suite 501 – 905 West Pender Street, Vancouver, British Columbia, V6C 1L6

(the **"Dragon"**)

AND:

COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company existing under the laws of Canada, having an office at 510 Burrard Street, Suite 2100, Vancouver, British Columbia, V6C 3B9

(the **"Escrow Agent"**)

RECITALS

A. The Purchaser and Anthony Beruschi (**"Beruschi"**), are parties to an asset purchase and sale agreement dated July 27, 2006, as amended by an amendment agreement dated May ___, 2007, each between the Purchaser, Beruschi, Santoy Resources Ltd., Adam Travis and Cazador Resources Ltd. (collectively, the **"Purchase Agreement"**) setting forth the terms and conditions of the acquisition (the **"Acquisition"**) by the Purchaser of certain mineral claims from Beruschi, and others, in exchange for, among other things, common shares of the Purchaser.

B. The Purchase Agreement provides that 2,000,000 common shares representing a portion of the Payment Shares payable to Beruschi or his nominees (the **"Escrow Shares"**) will be held in escrow by the Escrow Agent and released only in accordance with the terms of this Escrow Agreement.

C. Beruschi has nominated Dragon to receive 9,250,000 of the Payment Shares and Dragon has agreed that 2,000,000 of the Payment Shares so received shall constitute the Escrow Shares.

D. The Escrow Shares will be lodged with Computershare Investor Services Inc. on the Closing Date pursuant to the terms of an escrow agreement entered into between Dragon and Computershare Investor Services Inc. dated June 12, 2007 (the "Exchange Escrow Agreement").

E. Dragon has agreed to deliver the Escrow Shares to the Escrow Agent upon such shares being released pursuant to the terms of the Exchange Escrow Agreement and the Escrow Agent has agreed to hold and release the Escrow Shares in accordance with the terms of this Escrow Agreement.

NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, for themselves, their successors and assigns, hereby agree as follows:

1. Definitions.

Terms used as defined terms herein and not otherwise defined have the meanings given to them in the Purchase Agreement.

2. Appointment of and Acceptance by the Escrow Agent.

(a) The Purchaser and Dragon hereby appoint the Escrow Agent to serve as escrow agent hereunder. The Escrow Agent accepts such appointment and agrees to hold and distribute the Escrow Shares in accordance with this Escrow Agreement.

(b) Dragon will deliver share certificates evidencing the Escrow Shares to the Escrow Agent upon their release by Computershare Investor Services Inc. pursuant to the terms of the Exchange Escrow Agreement. The Escrow Shares shall be the last 2,000,000 of the 9,250,000 shares held by Dragon to be released from the Exchange Escrow Agreement, as set out in Section 8.9 of the Exchange Escrow Agreement.

(c) If Dragon receives any other securities (additional escrow securities): (i) as a dividend or distribution on the Escrow Shares; (ii) on the exercise of a right to purchase, conversion or exchange attaching to the Escrow Shares, including securities received on a conversion of any warrants; (iii) on a subdivision, or a compulsory or automatic conversion or exchange of the Escrow Shares; or (iv) from a successor issuer in a business combination, Dragon will deposit such additional securities in escrow with the Escrow Agent and will deliver or cause to be delivered to the Escrow Agent any share certificates or other evidence of such additional escrow securities. When this Escrow Agreement refers to Escrow Shares, it includes any such additional escrow securities.

(d) Dragon will immediately deliver to the Escrow Agent any replacement share certificates or other evidence of additional escrow securities issued to Dragon.

(e) If, at any time, the Escrow Agent is required to release all or a portion of the Escrow Shares to Dragon and the Escrow Agent holds a share certificate representing more shares than are to be released, the Escrow Agent will deliver the share certificate to the Purchaser's Transfer Agent and request replacement share certificates and, upon receipt thereof, shall send to Dragon, or at Dragon's direction, the replacement share certificate evidencing the Escrow Shares released.

(f) Unless expressly consented to in writing by the Purchaser, Dragon will not sell, transfer, assign, mortgage, enter into any derivative transaction concerning, or otherwise deal in any way with the Escrow Shares or any related share certificates or other evidence of the Escrow Shares until such Escrow Shares are released to Dragon.

(g) Dragon may receive a dividend or other distribution on the Escrow Shares and elect the manner of payment from the standard options offered by the Purchaser. If the Escrow Agent receives a dividend or other distribution on the Escrow Shares, other than additional escrow securities, the Escrow Agent will pay the dividend or other distribution to Dragon on receipt.

3. **Delivery into Court.**

If, at any time, there shall exist any dispute between Dragon and the Purchaser with respect to the holding or disposition of any portion of the Escrow Shares, or any other obligations of the Escrow Agent hereunder, or if at any time the Escrow Agent is unable to determine, to the Escrow Agent's sole satisfaction, the proper disposition of all or any portion of the Escrow Shares, or the Escrow Agent's proper actions with respect to its obligations hereunder, then the Escrow Agent may, in its sole discretion, take any or any combination of the following actions:

(a) rely upon the unanimous written direction of the Purchaser and Dragon to resolve any such dispute;

(b) suspend the performance of any of its obligations under this Escrow Agreement until such dispute or uncertainty shall be resolved to the sole satisfaction of the Escrow Agent or until a successor Escrow Agent shall have been appointed (as the case may be); provided however, that the Escrow Agent shall continue to hold the Escrow Shares in accordance with Section 2 hereof; and/or

(c) petition (by means of an interpleader action or any other appropriate method) the Supreme Court of British Columbia for instructions with respect to such dispute or uncertainty and deliver into such Court the Escrow Shares for holding and disposition in accordance with the instructions of such Court.

The Escrow Agent shall have no liability to Dragon or any prospective recipient of any portion of the Escrow Shares or any other person with respect to any such delivery into Court pursuant to this Section 3, specifically including any liability or claimed liability that may arise, or be alleged to have arisen, out of or as a result of any delay in the disbursement of the Escrow Shares or any delay in or with respect to any other action required or requested of the Escrow Agent.

4. **Liability of the Escrow Agent.**

(a) The Escrow Agent shall have no liability or obligation with respect to the Escrow Shares pursuant to this Escrow Agreement except arising from the Escrow Agent's willful misconduct or gross negligence. The Escrow Agent's sole responsibility shall be for the safekeeping and distribution of the Escrow Shares in accordance with the terms of this Escrow Agreement. The Escrow Agent shall have no implied duties or obligations and shall not be charged with knowledge or notice of any fact or circumstance not specifically set forth herein. The Escrow Agent may rely upon any instrument, not only as to its due execution, validity and effectiveness, but also as to the truth and accuracy of any information contained therein, which the Escrow Agent shall in good faith believe to be genuine, to have been signed or presented by the person or parties purporting to have signed the same and to have conformed to the provisions of this Escrow Agreement. In no event shall the Escrow Agent be liable for incidental, indirect, special, consequential or punitive damages arising from any failure or purported failure to perform its duties hereunder. The Escrow Agent shall not be obligated to take any legal action or commence any proceeding in connection with the Escrow Shares or this Escrow Agreement, or to appear in, prosecute or defend any such legal action or proceeding. The Escrow Agent may, but is not obligated to, consult legal counsel selected by it in the event of any dispute or question as to the construction of any of the provisions hereof or of its duties hereunder, and shall incur no liability and shall be fully indemnified from any liability whatsoever in acting in good faith, whether or not in accordance with the opinion or instruction of such counsel. The Purchaser and Dragon shall promptly pay, upon demand, the reasonable fees and expenses of such counsel. The Escrow Agent shall not be required to expend or risk its own funds or otherwise incur financial liabilities in the performance of any of its duties hereunder, or in the exercise of any of its rights or powers hereunder.

(b) The Escrow Agent is authorized, in its sole discretion, to comply with orders issued or process entered by any court with respect to the Escrow Shares, without determination by the Escrow Agent of such court's jurisdiction in the matter. If the payment, assignment, transfer, conveyance or delivery of the Escrow Shares shall be stayed or enjoined by any court order, or in case any order, judgment or decree shall be made or entered by any court affecting such property or any part thereof, then and in any such event, the Escrow Agent is authorized, in its sole discretion, to rely upon and comply with any such order, judgment or decree without the need for appeal or other action; and if the Escrow Agent complies with any such order, judgment or decree, it shall not be liable to any of the parties hereto or to any other person or

entity by reason of such compliance even though such order, judgment or decree may be subsequently reversed, modified, annulled, set aside or vacated.

5. **Indemnification of the Escrow Agent.**

From and at all times after the date of this Escrow Agreement, the Purchaser and Dragon shall, to the fullest extent permitted by law and to the extent provided herein, indemnify and hold harmless the Escrow Agent and each partner, employee, attorney, agent and affiliate of the Escrow Agent (collectively, the "Indemnified Parties") against any and all actions, claims (whether or not valid), losses, damages, liabilities, costs and expenses of any kind or nature whatsoever (including without limitation reasonable lawyers' fees, costs and expenses) incurred by or asserted against any of the Indemnified Parties from and after the date hereof, whether direct, indirect or consequential, as a result of or arising from or in any way relating to any claim, demand, suit, action or proceeding (including any inquiry or investigation) by any person, including without limitation the Purchaser or Dragon, whether threatened or initiated, asserting a claim for any legal or equitable remedy against any person under any statute or regulation, including, but not limited to, any federal or provincial securities laws, or under any common law or equitable cause or otherwise, arising from or in connection with the negotiation, preparation, execution, performance or failure of performance of this Escrow Agreement or any transactions contemplated herein, whether or not any such Indemnified Party is a party to any such action, proceeding, suit or the target of any such inquiry or investigation; *provided, however*, that no Indemnified Party shall have the right to be indemnified hereunder for any liability finally determined by a court of competent jurisdiction, subject to no further appeal, to have resulted solely from the gross negligence or willful misconduct of such Indemnified Party. If any such action or claim shall be brought or asserted against any Indemnified Party, such Indemnified Party shall promptly notify the Purchaser and Dragon in writing and the Purchaser and Vendor shall assume the defense thereof, including the employment of counsel and the payment of all reasonable expenses. Such Indemnified Party shall, in its sole discretion, have the right to employ separate counsel (who may be selected by such Indemnified Party in its sole discretion) in any such action and to participate in the defense thereof, and the reasonable fees and expenses of such counsel shall be paid by such Indemnified Party, except that the Purchaser and Dragon shall be required to pay such fees and expenses if (a) the Purchaser and Dragon agree to pay such fees and expenses, or (b) the Purchaser or Dragon shall fail to assume the defense of such action or proceeding or shall fail, in the reasonable discretion of such Indemnified Party, to employ counsel satisfactory to the Indemnified Party in any such action or proceeding, or (c) the named parties to any such action or proceeding (including any impleaded parties) include both Indemnified Party and the Purchaser and Dragon, and the Indemnified Party shall have been advised by counsel that there may be one or more legal defenses available to it which are different from or additional to those available to the Purchaser and Dragon. The Purchaser and Dragon shall be jointly and severally liable to pay reasonable fees and expenses of counsel pursuant to the preceding sentence, except that any obligation to pay under clause (a) shall apply only to the party so agreeing. All such fees and expenses payable by the Purchaser and Dragon pursuant to the foregoing sentence shall be paid from time to time as incurred, both in advance of and after the final disposition of such action or claim.

6. **Escrow Agent's Fees and Disbursements.**

The Purchaser and Dragon jointly and severally agree to pay the Escrow Agent's reasonable fees and disbursements as invoiced from time to time in connection with the provision of the services to be provided by the Escrow Agent hereunder.

7. **Disposition of the Escrow Shares and Voting Rights.**

(a) Until such time as the Escrow Shares are released from escrow in accordance with the terms of this Escrow Agreement, Dragon shall be entitled to vote or refrain from voting the Escrow Shares at any meeting, whether special or general, at which the holder of the Escrow Shares is entitled to vote and shall be entitled to take part in or consent to or refrain from taking part in or consenting to any corporate or shareholder's action which the holder of the Escrow Shares is entitled to take part in or consent to.

(b) The Escrow Agent may release the Escrow Shares to Dragon upon: (i) receipt of written notification from Dragon (the "**Notice**") that the conditions to such release set out in the Purchase Agreement have been satisfied; (ii) the Escrow Agent providing a copy of the Notice to the Purchaser; and (iii) the Purchaser failing to provide written notice of dispute to the Escrow Agent requiring the Escrow Agent to continue to hold the Escrow Shares within ten (10) business days of delivery of the Notice.

(c) If: (i) the Excluded A Claims and legal title to the Excluded B Claims are not transferred to the Purchaser, or as the Purchaser directs, on or before 36 calendar months from the Closing Date; or (ii) the Purchaser exercises the Option and Beruschi is unable to deliver the earned interest in the Excluded B Claims contemplated thereby within a reasonable period of time following the exercise thereof, the Purchaser and Beruschi shall make reasonable efforts to agree upon a method to compensate the Purchaser for any loss of value incurred by the Purchaser in respect of the applicable Excluded Claims. Such method may include a division of the Escrow Shares between Dragon and the Purchaser based upon the relative values of the Excluded Claims in issue and of the Escrow Shares. The parties hereto acknowledge and agree that no determination of value of the Excluded Claims, or any portion thereof, has been undertaken or agreed upon by the parties and that, for greater certainty, the value of the Escrow Shares may have no correlation to the value of the Excluded Claims. If the Purchaser and Beruschi are unable to reach agreement, either Dragon or the Purchaser may refer the matter to arbitration. Notwithstanding the foregoing, Dragon will not be entitled to refer any claim for release of the Escrow Shares to arbitration at any time prior to 36 calendar months from the Closing Date if the Excluded A Claims and legal title to the Excluded B Claims have not been transferred to the Purchaser, or as the Purchaser directs, at such time.

(d) If either Dragon or the Purchaser refers the matter of the release of the Escrow Shares to arbitration, the matter shall be referred to a single arbitrator. The arbitrator shall be appointed by agreement between the parties or, in default of agreement, shall be appointed by a Judge of the Supreme Court of British Columbia sitting in Vancouver, upon the application of either party. The arbitration shall be conducted pursuant to the Rules of the British Columbia International Commercial Arbitration Centre. The arbitrator shall determine the disposition of the Escrow Shares as between Dragon and the Purchaser based upon the relative values of the Excluded Claims in issue and the Escrow Shares, provided that in no event shall the liability of Dragon exceed the value of the Escrow Shares. The Escrow Agent may deliver the Escrow Shares in accordance with the arbitrator's ruling upon the expiry of any applicable appeal period, provided that if any party appeals such ruling the Escrow Agent shall continue to hold the Escrow Shares pending a final determination that it is not subject to further appeal.

8. Miscellaneous.

(a) This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, and no other persons shall have any rights herein.

(b) This Agreement may be executed and endorsed in one or more counterparts and by facsimile and each counterpart shall, for all purposes, be deemed to be an original, but all counterparts shall together constitute one and the same instrument.

(c) All notices and other communications hereunder shall be in writing and shall be deemed to have been validly served, given or delivered five (5) days after deposit in the Canadian mails, by certified mail with return receipt requested and postage prepaid, when delivered personally, one (1) day after delivery to any overnight courier, or when transmitted by facsimile transmission facilities, and addressed to the party to be notified as follows:

Vendor:

MAGIC DRAGON VENTURES LTD.
Suite 501 – 905 West Pender Street
Vancouver, British Columbia, V6C 1L6

Facsimile: (604) 669-5886

Purchaser:

BOSS GOLD INTERNATIONAL CORP.
Suite 501 – 905 West Pender Street
Vancouver, British Columbia, V6C 1L6

Facsimile: (604) 669-5886

Escrow Agent:

COMPUTERSHARE TRUST COMPANY OF CANADA
510 Burrard Street, Suite 2100
Vancouver, British Columbia
V6C 3B9

Facsimile: 604-661-9403

(d) The validity, enforcement and construction of this Escrow Agreement shall be governed by the laws of the Province of British Columbia and the federal laws of Canada applicable therein and all disputes hereunder shall be brought in the Supreme Court of British Columbia.

(e) Each of the parties hereto agrees to cooperate with the other parties hereto in effectuating this Agreement and to execute and deliver such further documents or instruments and to take such further actions as shall be reasonably requested in connection therewith.

(f) If any one or more provisions in this Escrow Agreement, for any reason, shall be determined to be invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of any such provision in any other respect and the remaining provisions of this Escrow Agreement shall not be in anyway impaired.

(g) The Escrow Agent may resign as escrow agent by delivering written notice to that effect at least 10 days prior to the effective date of such resignation to Dragon and the Purchaser. In the event of such resignation, a successor escrow agent shall be appointed by mutual agreement between the Purchaser and Dragon. From and after the appointment of a successor escrow agent pursuant to this Section 5(g), all references herein to the Escrow Agent, in its capacity as escrow agent, shall be deemed to be to such successor escrow agent.

(h) Time shall be of the essence of this Escrow Agreement.

IN WITNESS WHEREOF, the parties hereto have executed this Escrow Agreement as of the day and year first above written.

BOSS GOLD INTERNATIONAL CORP.

By: ______________________________

Name:______________________________

Title:______________________________

MAGIC DRAGON VENTURES LTD.

By: ____________________________

Name:______________________________

Title:_______________________________

COMPUTERSHARE TRUST COMPANY OF CANADA

By: ____________________________

Name:______________________________

Title:_______________________________

82-4571

AGENCY AGREEMENT

June 12, 2007

Boss Gold International Corp.
501, 905 West Pender Street
Vancouver, BC V6C 1L6

Attention: Douglas Brooks, President

Dear Sir:

Re: Private Placement

Blackmont Capital Inc. (the "**Agent**") understands that Boss Gold International Corp. (the "**Corporation**") proposes to issue 7,176,666 units (each a "**Unit**") at a price of $0.75 per Unit for a total gross proceeds of $5,382,499.5 (the sale of the Units will be referred to herein as the "**Offering**"). Each Unit will consist of one common share in the share capital of the Corporation ("**Unit Share**") and one half of one (1/2) share purchase warrant ("**Warrant**") of the Corporation with each whole Warrant entitling the holder thereof to acquire one Common Share ("**Warrant Share**") for a period of 18 months from the date of issuance at an exercise price of $1.00 per Warrant Share (the "**Warrant Expiry Date**"). If after the statutory 4 month hold period has expired, the Common Shares of the Corporation trade on the Exchange at a price equal to or greater than $1.25 per share for twenty consecutive trading days, the Warrant Expiry Date may, upon notice by the Corporation to the holders of the Warrants (the "**Expiry Notice**"), be reduced by the Corporation to 25 Business Days from the date of the Expiry Notice.

The Agent further understands that, concurrently with the completion of the Offering, the Corporation will also be conducting a non-brokered private placement pursuant to which it will issue on the same terms of the Offering, up to 1,170,000 Units at a price of $0.75 per Unit for total gross proceeds of up to $877,500 (the "**Non-Brokered Private Placement**").

The Agent understands that the Corporation has entered into an asset purchase and sale agreement dated July 27, 2006, as amended on May 23, 2007 (the "**Acquisition Agreement**") among Anthony J. Beruschi, representing his company and trustees, Santoy Resources Ltd. and Adam Travis and Cazador Resources Ltd. (collectively, the "**Vendors**") pursuant to which the Vendors, are selling to the Corporation all of their actual, or purported, right, title and interest in and to the Blizzard uranium claim, located in the Greenwood Mining Division in south-central British Columbia and certain surrounding mineral claims, including the Additional Blizzard Claims, Hydraulic Lake Claims and the B Claims, as such terms are defined below (collectively, the "**Blizzard Claim**") for aggregate consideration of $105,000,000 payable to the Vendors by the issuance of a total of 52,500,000 Common Shares of the Corporation at the deemed price of $2.00 per share (the "**Acquisition**").

Subject to the terms and conditions hereof, the Agent agrees to act as, and the Corporation by this Agreement appoints the Agent as, the sole and exclusive agent of the Corporation for the Offering in the Selling Jurisdictions (as defined below) on a best efforts basis. The Agent shall be entitled in connection with the Offering to retain as sub-agents other registered securities dealers and may receive for delivery to the Corporation at the Closing Time (as defined below) subscriptions for Units from other registered securities dealers. The compensation payable to such sub-agents shall be for the account of the Agent.

<u>**Interpretation**</u>

1. In this Agreement:

(a) "**Additional Blizzard Claims**" means the mineral property claims listed under such heading in Schedule A of the Acquisition Agreement that surround the Blizzard Claim;

(b) "**Agent**" means Blackmont Capital Inc.;

(c) "**Agent's counsel**" means Heenan Blaikie LLP or such other legal counsel as the Agent, with the consent of the Corporation, may appoint;

(d) "**Agent's Option**" means the non-transferable option to be granted to the Agent and its sub-agents, if any, to acquire that number of Units ("**Agent's Units**") as is equal to 7.0% of the Units sold pursuant to the Offering at a price of $0.75 per Unit for a period of 18 months from the date of issuance, in the form of agreement attached hereto as Schedule "A";

(e) "**Agent's Option Shares**" means the Common Shares comprising part of the Agent's Units;

(f) "**Agent's Option Warrants**" means Warrants comprising part of the Agent's Units;

(g) "**Agent's Warrant Shares**" means the Common Shares issuable pursuant to the Agent's Option Warrants;

(h) "**Applicable Securities Laws**" means the securities legislation, and the regulations promulgated thereunder, of the Selling Jurisdictions and the rules, notices, orders, rulings and published policy statements of the securities regulatory authorities of the Selling Jurisdictions;

(i) "**B Claims**" means the mineral property claims listed under such heading in Schedule B of the Acquisition Agreement, as amended

(j) "**Disputed Claims**" means the legal action commenced in the British Columbia Supreme Court by one of the Vendors against one of the holders of record of certain of the mineral claims that are the subject of the Acquisition Agreement, seeking specific performance of an agreement that the vendor has with such holder to transfer the aforesaid mineral claims to the Corporation or Material Subsidiary;

(k) "**Business**" means the business presently and heretofore carried on, by the Corporation and any Subsidiary, as a going concern, all operations related thereto and the intangible goodwill associated therewith and any and all interests of whatsoever kind and nature related thereto;

(l) "**Business Day**" means a day which is not Saturday or Sunday or a statutory holiday in the City of Calgary, Province of Alberta;

(m) "**Closing**" means the completion of the purchase and sale of Units under the Offering, provided that there may be more than one Closing;

(n) "**Closing Date**" means a date upon which a Closing occurs;

(o) "**Closing Time**" means 11:00 a.m. (Vancouver time) or such other time, on a Closing Date, as the Agent and the Corporation may agree;

(p) **"Common Share"** means a common share in the share capital of the Corporation;

(q) **"Corporation"** means Boss Gold International Corp.;

(r) **"Corporation's counsel"** means Sangra Moller LLP or such other legal counsel as the Corporation, with the consent of the Agent, may appoint;

(s) **"distribution"** means "distribution" or "distribution to the public", as the case may be, as defined under the Applicable Securities Laws of the Selling Jurisdictions and **"distribute"** has a corresponding meaning;

(t) **"Documents"** means, collectively:

  (i) the Financial Statements;

  (ii) the Filing Statement;

  (iii) the Technical Report; and

  (iv) the Subscription Agreements;

(u) **"Due Diligence Session"** has the meaning ascribed thereto in paragraph 7(f) hereof;

(v) **"Engagement Letter"** means the engagement letter agreement dated February 1, 2007, and any amendments thereto, between the Agent and the Corporation setting out, among other things, the terms and conditions of the Offering;

(w) **"Filing Statement"** means the filing statement of the Corporation dated May 30, 2007, together with the schedules thereto and including the summary thereof;

(x) **"Final Closing"** means the final Closing of the sale of the Units;

(y) **"Final Closing Date"** means the date of the Final Closing;

(z) **"Financial Statements"** means all of the financial statements of the Corporation included in the Filing Statement;

(aa) **"GORS"** means, collectively:

  (i) The Beruschi Royalty as defined in the Acquisition Agreement;

  (ii) The Santoy Royalty as defined in the Acquisition Agreement;

  (iii) The Travis Royalty as defined in the Acquisition Agreement;

(bb) **"Hydraulic Lake Claims"** means collectively, the mineral property claims listed under such heading in Schedule A of the Acquisition Agreement;

(cc) **"Initial Closing"** means the first Closing of the sale of Units to occur on or about June 12, 2007 or such other date as agreed to by the Corporation and the Agent;

(dd) **"Initial Closing Date"** means the date of the Initial Closing;

(ee) **"Material Subsidiary"** means Blizzard Uranium Corp., a wholly owned Subsidiary of the Corporation;

(ff) **"misrepresentation"**, **"material change"** and **"material fact"** shall have the meanings ascribed thereto under the Applicable Securities Laws of the Selling Jurisdictions;

(gg) **"NI 43-101"** means National Instrument 43-101 "Standards of Disclosure for Mineral Properties" of the Canadian Securities Administrators regarding the completion of technical reports on mineral exploration properties;

(hh) **"NEX"** means the board of the TSXV known as "NEX";

(ii) **"Pooling Agreement"** means the pooling agreement dated January 10, 2007 among the Corporation and certain shareholders of the Corporation, as required by TSXV Policy 5.2;

(jj) **"President's List"** means those Subscribers introduced to the Agent by the Corporation for an amount not exceeding $600,000;

(kk) **"Public Record"** means any information filed by the Corporation with a Securities Commission and the TSXV, including without limitation, the Documents and any information filed with any Securities Commission in material compliance, or intended compliance, with any Applicable Securities Laws of the Selling Jurisdictions and any information provided in any form to any member of the public as defined by the Applicable Securities Laws of the Selling Jurisdictions;

(ll) **"Securities"** means, as applicable, the Units, Unit Shares and Warrant Shares;

(mm) **"Securities Commissions"** means the securities commissions or similar regulatory authorities in the Selling Jurisdictions;

(nn) **"Selling Jurisdictions"** means the provinces of Alberta, British Columbia and Ontario and such other jurisdictions which are agreed to by the Corporation and the Agent and elsewhere where the Units may be and are lawfully sold;

(oo) **"Sponsorship Fee"** means the sponsorship fee in the amount of $40,000 plus G.S.T., payable by the Corporation to the Agent pursuant to the Sponsorship Letter.

(pp) **"Sponsorship Letter"** means the letter agreement dated September 27, 2006 between the Corporation and Blackmont Capital Inc.

(qq) **"Subscriber"** means any person who executes a Subscription Agreement which is accepted by the Corporation;

(rr) **"Subscription Agreements"** means the agreements of purchase and sale for the Units to be entered into between a Subscriber and the Corporation;

(ss) **"Subscription Funds"** means the aggregate amount paid by the Subscribers for the Units purchased by such Subscribers;

(tt) **"Subsidiary"** or **"Subsidiaries"** has the meaning as set forth in the *Securities Act* (Alberta);

(uu) **"Technical Report"** means the report on the Blizzard 1 Claim, as defined herein dated November 15, 2007, revised February 23, 2007 and May 30, 2007, prepared in accordance with NI 43-101 for the Corporation by Peter A. Christopher, PhD, P.Eng. of Peter Christopher & Associates Inc., titled "Technical Report on Blizzard Uranium Deposit Beaverdell Area, British Columbia, Canada";

(vv) **"Trustee"** means Computershare Trust Company of Canada;

(ww) **"TSXV"** or **"Exchange"** means the TSX Venture Exchange Inc. and all references to same include the NEX as applicable; and

(xx) **"Warrant Indenture"** means the warrant indenture to be entered into at or prior to the Closing between the Corporation and the Trustee respecting (among other things) up to 3,588,333 Warrant Shares issuable pursuant to the Offering and 502,367 Agent's Option Warrants upon exercise of the Agent's Option.

2. In this Agreement, unless there is something in the subject matter or context inconsistent therewith:

(a) words used herein importing the singular number include the plural and vice versa, words importing the use of any gender include all genders, and words importing persons include individuals, partnerships, associations, trusts, unincorporated organizations and corporations, and the rest of the sentence are construed as if the necessary grammatical and terminological changes had been made;

(b) the term **"person"** means an individual, partnership, corporation, association, trust, joint venture, unincorporated organization and any government, government department or agency or political subdivision thereof;

(c) the terms **"in writing"** or **"written"** include printing, typewriting, or any electronic means of communication by which words are capable of being visually reproduced at a distant point of reception, including by facsimile and email transmissions;

(d) references herein to any agreement or instrument, including this Agreement, are deemed to be references to the agreement or instrument as varied, amended, modified, supplemented or replaced from time to time, and any specific references herein to any legislation or enactment are deemed to be references to such legislation or enactment as the same may be amended or replaced from time to time;

(e) unless expressly modified by the words **"only"** or **"solely"**, the words **"include"**, **"includes"** or **"including"**, when following any general term or statement, are not to be construed as limiting the general term or statement to the specific items or matters set forth or to similar items or matters, but rather are to be construed as meaning "include(s) without limitation" or "including without limitation" (as the context requires) and permitting such general term or statement to refer to all other items or matters that could reasonably fall within its broadest possible scope;

(f) a reference to time or date is to the local time or date in Calgary, Alberta, unless specifically indicated otherwise; and

(g) a reference to **"approval"**, **"authorization"**, **"consent"**, **"designation"** or **"notice"** means written approval, authorization, consent, designation or notice, as the case may be, unless specifically indicated otherwise.

3. The division of this Agreement into articles, sections, paragraphs, subparagraphs and clauses and the insertion of headings are for convenience of reference only and do not affect the construction or interpretation of this Agreement. The terms "this Agreement", "hereof", "herein", "hereunder" and similar expressions refer to this Agreement and the schedules hereto and not to any particular article, section, paragraph, subparagraph, clause or other portion hereof and include any agreement or instrument supplementary or ancillary hereto.

4. Unless otherwise indicated, all dollar amounts referred to herein are expressed in Canadian funds.

Offering of Units

5. With respect to each Closing, the Agent agrees to obtain from each Subscriber a duly completed and executed Subscription Agreement and deliver all such Subscription Agreements to the Corporation at or prior to the Closing Time. In addition, the Agent agrees to obtain from each Subscriber such documents specifically referred to in the Subscription Agreement and such forms as may be required by the relevant Securities Commissions or under Applicable Securities Laws.

Representations and Warranties of the Corporation

6. The Corporation represents and warrants to the Agent, and acknowledges that the Agent is relying upon such representations and warranties in entering into this Agreement, that:

(a) each the Corporation and the Material Subsidiary have been duly incorporated and organized and are validly and subsisting under the laws of the jurisdiction of its incorporation and have all requisite corporate authority and capacity to carry on its Business as now conducted and as presently proposed to be conducted by it, and to own, lease and conduct operations as now conducted and presently proposed to be conducted on the Blizzard Claim;

(b) other than the Material Subsidiary, the only Subsidiaries of the Corporation are Senor Goldbean Iced Coffee Ltd. and Cora Online Resources Inc., both of which are inactive, conduct no business and have no material assets or liabilities (collectively, the "**Boss Subs**");

(c) the Corporation owns all of the issued and outstanding securities of the Material Subsidiary;

(d) the Corporation is not a holding corporation of any other body corporate and is not affiliated with any other body corporate (as defined in the *Securities Act* (Alberta));

(e) each of the Corporation and the Material Subsidiary have conducted and are conducting Business in substantial compliance in all material respects with all applicable laws, rules and regulations and, in particular, all applicable licensing and environmental legislation, regulations or by-laws or other lawful requirements of any governmental or regulatory bodies applicable to it in each jurisdiction in which it carries on Business, and each of the Corporation and the Material Subsidiary hold all licences, permits, registrations and qualifications in all jurisdictions in which they carry on Business which are necessary or desirable to carry on Business as now conducted, and all such licenses, permits registrations or qualifications are valid and existing and in good standing and none of such licenses, registrations or qualifications contains any burdensome term, provision, condition or limitation which has or is likely to have any material adverse effect on the Business as now conducted by each of the Corporation and the Material Subsidiary;

(f) the Corporation has made available to Peter A. Christopher, PhD, P.Eng. ("**Christopher**"), prior to the issuance of the Technical Report, for the purpose of preparing the Technical

Report, all information requested by Christopher and no such information contained any misrepresentation. The Corporation has no knowledge, having made due inquiry of any material adverse change in any production, cost, price, reserves or other relevant information provided to Christopher since the dates that such information was so provided;

(g) the Technical Report accurately and completely sets forth all known material facts relating to the properties that are subject to the Blizzard Claim;

(h) since the date of preparation of the Technical Report, there has been no change of which the Corporation is aware that would disaffirm any aspect of the Technical Report in any material respect;

(i) Christopher is "Independent" within the meaning of NI 43-101 and the Corporation is not aware of any facts or other information that would suggest otherwise;

(j) to the knowledge of the Corporation based upon the advice of the Corporation's counsel, the Technical Report complies with all of the requirements of NI 43-101;

(k) other than as disclosed in the Filing Statement or the Public Record, to the knowledge of the Corporation having made due inquiry, there are no expropriations or similar proceedings or any material challenges to title or ownership, actual or threatened, against the mining claims and the mining rights which make up the Blizzard Claim;

(l) to the knowledge of the Corporation, the claims, concessions, other mineral property rights, and options to acquire same making up the Blizzard Claim held by Vendors, are in good standing, are valid and enforceable, are free and clear of any material liens, encumbrances or charges and no material royalty is payable in respect of any of them, except as set out in the Filing Statement, Technical Report or Public Record as the case may be;

(m) other than as disclosed in the Filing Statement or the Public Record, upon closing of the Acquisition, the Corporation or the Material Subsidiary will hold all mining leases, mining claims or other conventional property and proprietary interests or rights under valid, subsisting and enforceable title documents or other recognized and enforceable agreements or instruments, sufficient to permit the Corporation to explore for minerals relating thereto on the Blizzard Claim;

(n) upon closing of the Acquisition other than the GORS or as disclosed in the Filing Statement or the Public Record, the Corporation will have no responsibility or obligation to pay any commission, royalty or similar payment to any person with respect to its property rights;

(o) to the best of the Corporation's knowledge, any and all operations by predecessors and third parties, on or in respect of the Blizzard Claim and the properties making up the Blizzard Claim have been conducted in accordance with good mining industry practices and in material compliance with applicable laws, rules, regulations, orders and directors of government and other competent authorities;

(p) to the knowledge of the Corporation, any and all agreements, including the Acquisition Agreement and other documents and instruments pursuant to which the Corporation or the Material Subsidiary holds the property and assets thereof are valid and subsisting agreements, documents or instruments in full force and effect, enforceable in accordance with the terms thereof, the Corporation is not in default of any of the material provisions of any such agreements, documents or instruments, nor has any such default been alleged, and

other than as disclosed in the Filing Statement or the Public Record, such properties and assets are in good standing under the applicable statutes and regulations of the jurisdictions in which they are situated, all leases, licenses and claims pursuant to which the Corporation derives the interests thereof in such property and assets are in good standing and there has been no material default under any such lease, license or claim and all taxes required to be paid with respect to such properties or assets to the date hereof have been paid;

(q) other than as disclosed in the Filing Statement or the Public Record, the Corporation has all necessary rights and interests relating to the properties on which the Corporation conducts business or proposes to conduct business granting the Corporation the right and ability to explore for minerals, ore and metals for development purposes as are appropriate in view of the rights and interest therein of the Corporation with only such exceptions as do not materially interfere with the use made by the Corporation of the rights or interests so held and each of the proprietary interests or rights and each of the documents, agreements and instruments and obligations relating thereto referred to above is currently in good standing in the name of the Corporation;

(r) except to the extent that any violation or other matter referred to in this subparagraph does not and will not have a material adverse effect on the Corporation as a whole, in respect of the Corporation or its Business:

(i) the Corporation is in substantial compliance with any and all applicable federal, state, provincial and local laws and regulations relating to the protection of human health and safety, the environment or hazardous or toxic substances or wastes, pollutants or contaminants ("**Environmental Laws**");

(ii) the Corporation has operated the Business at all times and has received, handled, used, stored, treated, shipped and disposed of all contaminants without violation of Environmental Laws;

(iii) there have been no spills, releases, deposits or discharges of hazardous or toxic substances, contaminants or wastes into the earth, air or into any body of water or any municipal or other sewer or drain water systems by the Corporation that have not been remedied;

(iv) to the knowledge of the Corporation, no orders, directions or notices have been issued and remain outstanding pursuant to any Environmental Laws relating to the properties, Business or assets of the Corporation;

(v) the Corporation has not failed to report to the proper governmental authority, the occurrence of any event which is required to be so reported by any Environmental Law; and

(vi) the Corporation holds all licenses, permits and approvals required under any Environmental Laws in connection with the operation of its Business and the ownership and use of its properties and assets, all such licenses, permits and approvals are in full force and effect, and the Corporation has not received any notification pursuant to any Environmental Laws that any work, repairs, construction or capital expenditures are required to be made by it as a condition of continued compliance with any Environmental Laws, or any license, permit or approval issued pursuant thereto, or that any license, permit or approval referred to above is about to be reviewed, made subject to limitation or conditions, revoked,

withdrawn or terminated with only such exceptions as do not materially interfere with the conduct of the Business;

(s) the Corporation has full corporate power and authority to issue the Securities and the Agent's Option pursuant to the Offering, and, at each Closing Date: (i) the Unit Shares, upon issuance in accordance with the terms of the Subscription Agreements, will be issued as fully paid and non-assessable Common Shares; (ii) the Common Shares issuable upon exercise of the Warrants, upon issuance in accordance with the terms of the Warrants, will be issued as fully paid and non-assessable Common Shares; and (iii) the Common Shares issuable upon exercise of the Agent's Option and Agent's Option Warrants, upon issuance in accordance with the terms of the Agent's Option and Agent's Option Warrants, will be issued as fully paid and non-assessable Common Shares;

(t) other than as disclosed in the Filing Statement or the Public Record, the Corporation is not in default or breach of the Acquisition Agreement and the performance of any of the transactions contemplated thereby by the Corporation, does not and will not result in any breach of, or constitute a default under, and does not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of or constitute a default under, any applicable laws which are material to the Corporation and its Business or any term or provision of the articles, by-laws or resolutions of the directors or shareholders of the Corporation, or any mortgage, note, indenture, contract, agreement (written or oral), instrument, lease or other document to which the Corporation is a party or by which it is bound, or any judgment, decree, order, statute, rule or regulation applicable to the Corporation which default or breach might reasonably be expected to materially adversely affect the Business, operations, capital or condition (financial or otherwise) of the Corporation or its properties or assets taken as a whole;

(u) the Corporation is not in default or breach of this Agreement, the Subscription Agreements, the Agent's Option Agreement and the Warrant Indenture and the execution, and delivery and performance of the terms of this Agreement, the Agent's Option Agreement, the Warrant Indenture and the Subscription Agreements, and performance of any of the transactions contemplated hereby and thereby by the Corporation, does not and will not result in any breach of, or constitute a default under, and does not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of or constitute a default under, any applicable laws which are material to the Corporation and its Business or any term or provision of the articles, by-laws or resolutions of the directors or shareholders of the Corporation, or any mortgage, note, indenture, contract, agreement (written or oral), instrument, lease or other document to which the Corporation is a party or by which it is bound, or any judgment, decree, order, statute, rule or regulation applicable to the Corporation which default or breach might reasonably be expected to materially adversely affect the Business, operations, capital or condition (financial or otherwise) of the Corporation or its properties or assets taken as a whole;

(v) the Corporation has full corporate power and authority to enter into this Agreement, the Agent's Option and the Subscription Agreements and to perform its obligations set out herein and therein, and this Agreement has been, and on each Closing Date, the Agent's Option and each of the Subscription Agreements related to that Closing will be, duly authorized, executed and delivered, and this Agreement is, and on each Closing Date the Agent's Option and relevant Subscription Agreements, will be, legal, valid and binding obligations of the Corporation enforceable against the Corporation in accordance with their respective terms, subject to the general qualifications that:

(i) enforceability may be limited by bankruptcy, insolvency, moratorium, reorganization or other laws affecting creditors' rights generally;

(ii) equitable remedies, including the remedies of specific performance and injunctive relief, are available only in the discretion of the applicable court;

(iii) the equitable or statutory powers of the courts in Canada having jurisdiction to stay proceedings before them and the execution of judgments; and

(iv) rights to indemnity and contribution hereunder may be limited under applicable law;

(w) no event of material default which has not been waived or cured under any agreement or instrument pursuant to which indebtedness of the Corporation has been issued or has occurred, and no event which with the giving of notice or the passage of time or both would constitute an event of material default under any such agreement or instrument has occurred and is continuing;

(x) there has not been any material adverse change in the assets, liabilities or obligations (absolute, contingent or otherwise) of the Corporation from the position set forth in the Financial Statements and there has not been any adverse material change in the Business, operations, capital or condition (financial or otherwise) or results of the operations of the Corporation since December 31, 2006 there have been no material facts, transactions, events or occurrences which could materially adversely affect the Business, capital, assets, liabilities (absolute, accrued, contingent or otherwise), condition (financial or otherwise) or results of the operations of the Corporation which have not been disclosed in the Financial Statements;

(y) the Corporation has the full right, title and interest to all of its assets described in the Filing Statement (the "**Assets**") except as so limited by the description in the Filing Statement and the Corporation has the full right and authority to operate its Business as described in the Filing Statement;

(z) the Financial Statements fairly present, in accordance with generally accepted accounting principles in Canada, consistently applied, the financial position and condition of the Corporation at the date thereof and the results of the operations of the Corporation for the period then ended and reflects all assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of the Corporation as at the date thereof;

(aa) the Corporation does not have any loans or other indebtedness outstanding which has been made to or from any of its shareholders, officers, directors, employees, advisors or consultants or any other person not dealing at arm's length with the Corporation that are currently outstanding other than as disclosed in the Filing Statement;

(bb) there is presently no plan in place for severance or termination pay, retirement bonus, pension benefits, unemployment benefits, deferred compensation, insurance, sick leave, disability, salary continuation, legal benefits, vacation or other employee incentives or compensation that is contributed to or required to be contributed to, by the Corporation for the benefit of any current or former director, senior officer, employee, advisor or consultant of the Corporation;

(cc) other than the Disputed Claims or as otherwise disclosed in the Filing Statement or the Public Record, there are no actions, suits, proceedings or inquiries in existence, or to the best

of the Corporation's knowledge, information and belief, pending or threatened, against or affecting any of the Corporation, the Material Subsidiary, the Blizzard Claim or the Assets at law or in equity or before or by any federal, provincial, municipal or other governmental department, commission, board, bureau, agency or instrumentality which in any way materially adversely affects, or may in any way materially adversely affect, the assets, Business, operations or condition (financial or otherwise) of the Corporation or any of its properties or assets or which affects or may affect the distribution of the Securities or the Agent's Option;

(dd) to the knowledge of the Corporation, the Public Record is up-to-date, contains all disclosure required under Applicable Securities Laws and by the TSXV, as the case may be, and contains no "misrepresentation";

(ee) the Corporation has materially complied and will comply with all TSXV policies, rules and regulations and the Applicable Securities Laws in the Selling Jurisdictions, including all requirements of the relevant exemptions from the prospectus requirements relied upon, in connection with the Offering;

(ff) no approval, authorization, consent or other order of any regulatory or governmental authority is required in connection with the execution and delivery or with the performance by the Corporation of this Agreement and the Subscription Agreements and the sale and delivery of the Units, except requisite filings with the Securities Commissions;

(gg) the authorized share capital of the Corporation consists of an unlimited number of Common Shares without par value, of which 12,305,123 Common Shares (and no other shares) are issued and outstanding immediately prior to the Initial Closing, the closing of the Non-Brokered Private Placement and the closing of the Acquisition, all of which Common Shares are validly issued and fully paid and non-assessable;

(hh) other than as disclosed in the Filing Statement or the Public Record, during the past 12 months, the Corporation has not, directly or indirectly, declared or paid any dividend or declared or made any other distribution on any of the Common Shares or other securities of any class, or, directly or indirectly, redeemed, purchased or otherwise acquired any of its shares or securities of any class or agreed to any of the foregoing;

(ii) to the knowledge of the Corporation, other than pursuant to the Pooling Agreement or as disclosed in the Filing Statement or the Public Record, neither the Corporation nor any of its shareholders is a party to any shareholders agreement, escrow agreement, pooling agreement, voting trust or other similar type of arrangements in respect of outstanding securities of the Corporation;

(jj) other than issued pursuant to the Offering or as disclosed in the Filing Statement or the Public Record, no person, firm, corporation or other entity holds any securities convertible or exchangeable into securities of the Corporation or has any agreement, warrant, option, right or privilege (whether pre-emptive or contractual) being or capable of becoming an agreement for the purchase, subscription or issuance of any unissued shares or other securities (including convertible securities) of the Corporation.

(kk) the Corporation has not entered into any transaction which is or may reasonably be expected to be material to the Corporation or which is not in the ordinary course of Business except as disclosed in the Filing Statement;

(ll) no director or senior officer (as applicable) of the Corporation, or any "associate" or "affiliate" of any of the foregoing persons or companies (as such terms are defined in the Applicable Securities Laws), has or has had any material interest, direct or indirect, in any continuing or existing material transaction or has any material interest, direct or indirect, in any proposed material transaction which is material to or will materially adversely affect the Corporation except as disclosed in writing to the Agent or as disclosed in the Filing Statement or the Public Record;

(mm) other than the GORS or as disclosed in the Filing Statement or the Public Record or to the Agent in writing, no existing or proposed officer, director, employee, consultant or insider, or any other person not dealing at "arm's length", with the Corporation or, to the knowledge of the Corporation, any associate or affiliate of any such person, owns, has or is entitled to any royalty, net profits interest, net smelter interest, carried interest or any other encumbrances or claims of any nature whatsoever on Blizzard Claim or other assets or any revenue or rights attributed thereto;

(nn) to the knowledge of the Corporation as at the date of this Agreement no insider or proposed insider of the Corporation has the present intention to sell any securities of the Corporation;

(oo) the Corporation has duly and on a timely basis filed all tax returns required to be filed by it, has paid all taxes due and payable by it and has paid all assessments and reassessments and all other taxes, governmental charges, penalties, interest and other fines due and payable by it and which are claimed by any governmental authority to be due and owing, and adequate provision has been made for taxes payable for any completed fiscal period for which tax returns are not yet required and there are no agreements, waivers or other arrangements providing for an extension of time with respect to the filing of any tax return or payment of any tax, governmental charge or deficiency by such member and there are no actions, suits, proceedings, investigations or claims threatened or pending against the Corporation in respect of taxes, governmental charges or assessments or any matters under discussion with any governmental authority relating to taxes, governmental charges or assessments asserted by any such authority;

(pp) the minute books of the Corporation and the Material Subsidiary are true, correct and materially up-to-date and contain the minutes of all meetings and all other resolutions of directors, shareholders and partners, as the case may be, of the Corporation and the Material Subsidiary;

(qq) the books of account and other records of the Corporation whether of a financial or accounting nature or otherwise, have been maintained in accordance with prudent business practices;

(rr) the Corporation is a "reporting issuer" in the Provinces of Alberta and British Columbia within the meaning of the Applicable Securities Laws and is not in default of any requirement in relation thereto;

(ss) other than as provided for in this Agreement, the Corporation has not incurred any obligation or liability, contingent or otherwise, for brokerage fees, finder's fees, agent's commission or other similar forms of compensation with respect to the Offering;

(tt) the issued and outstanding Common Shares are listed and posted for trading on the NEX and the Corporation is in material compliance with the requirements of the NEX and TSXV;

(uu) no Securities Commission or any other securities commission, neither the TSXV nor similar regulatory authority has issued any order preventing or suspending trading of any securities of the Corporation and the Corporation is not in default of any requirement of Applicable Securities Laws in any jurisdiction which would reasonably be expected to affect trading in the Corporation's securities;

(vv) the Trustee, has been duly appointed registrar and transfer agent of the Common Shares and the warrant agent for the Warrants, at its principal offices in the City of Vancouver;

(ww) the Corporation has no existing outstanding right of first refusal for an equity financing;

(xx) other than as disclosed in the Filing Statement or the Public Record, the Corporation has not entered into or provided to any person any agreement of guarantee, support, indemnification, assumption or endorsement of, or any other similar liabilities or indebtedness (whether accrued, absolute, contingent or otherwise) of any other company;

(yy) other than the Material Subsidiary in the Filing Statement, neither the Corporation nor the Material Subsidiary are a party to any agreement or other arrangement or contractual obligation that is material to the business, assets, operations or condition (financial or otherwise) of the Corporation or the Material Subsidiary other than as disclosed in the Filing Statement or the Public Record;

(zz) the representations and warranties made by the Corporation in the Subscription Agreements are, or will be, true and correct as of the date at which they are made; and

(aaa) the responses given by the Corporation and its directors and officers in the Due Diligence Session were made in good faith, and to the knowledge of such parties, were true and correct where they relate to matters of fact, provided that where the responses reflect the opinion or view of the Corporation or its directors or officers, such opinions or views were honestly held at the time they were given and further provided that where any responses incorporate forward looking information, such information is inherently subject to risks and uncertainties which cannot be warranted.

Additional Covenants of the Corporation

7. The Corporation further represents, warrants, agrees and covenants as follows:

(a) that the Unit Shares, Warrants, Warrant Shares, Agent's Option, Agent's Option Shares, Agent's Warrant Shares and Agent's Option Warrants will upon issuance be duly and validly created, authorized and issued;

(b) it will duly, punctually and faithfully perform all the obligations to be performed by it under this Agreement, the Acquisition Agreement, the Warrant Indenture and the Subscription Agreements;

(c) during the period commencing with the date hereof and ending on the Final Closing Date, the Corporation will promptly inform the Agent of the full particulars of any material change (actual, anticipated or threatened) in the Business, assets, properties, operations, capital or condition (financial or otherwise) of the Corporation, and if the Corporation is uncertain as to whether a material change, change, occurrence or event of the nature referred to in this subparagraph has occurred, the Corporation shall promptly inform the Agent of the full

particulars of the occurrence giving rise to the uncertainty and shall consult with the Agent as to whether the occurrence is of such a nature;

(d) during the period commencing with the date hereof and ending 90 days after the Final Closing Date, the Corporation will promptly inform the Agent of:

(i) any request of any Securities Commission, the TSXV or any similar regulatory authority for information other than information requested in the ordinary course;

(ii) the issuance by any Securities Commission, the TSXV or any similar regulatory authority or by any other competent authority of any order to cease or suspend trading of any securities of the Corporation or of the institution or threat of institution of any proceedings for that purpose; and

(iii) the receipt by the Corporation of any communication from any Securities Commission, the TSXV or similar regulatory authority or any other competent authority relating to the Corporation or the distribution of any securities of the Corporation other than that received in the ordinary course;

(e) as soon as reasonably possible, and in any event by the Initial Closing Date, the Corporation shall take all such steps, if any, as may reasonably be necessary to enable the Units to be offered for sale and sold on a "private placement" basis to the public in the Selling Jurisdictions through the Agent or any other investment dealers or brokers registered in any of the Selling Jurisdictions by way of the exemptions set forth in Applicable Securities Laws of each of the Selling Jurisdictions;

(f) prior to the Closing Time and during the period from the effective date hereof until the Final Closing Date, the Corporation shall allow the Agent the opportunity to conduct required due diligence and to obtain, acting reasonably, satisfactory results therefrom and in particular, the Corporation shall allow the Agent and the Agent's counsel to conduct all due diligence which the Agent may reasonably require in order to fulfill the Agent's obligations as a registrant and, in this regard, without limiting the scope of the due diligence inquiries the Agent may conduct, the Corporation shall make available its directors and senior management including senior management of the Resulting Issuer Corporation's counsel, auditors and independent geologists to answer any questions which the Agent may have and to participate in one or more due diligence sessions to be held prior to Closing Date (the "**Due Diligence Session**"); the Agent shall distribute a list of written questions to be answered in advance of such Due Diligence Session; and

(g) the Corporation will file as required by Applicable Securities Laws a Form 45-106F1 and any other required documents within 10 days of the Closing Date or within such other time period required by Applicable Securities Laws.

Closing Conditions and Documents

8. The obligations of the Agent hereunder shall be conditional upon the Agent receiving, and the Agent shall have the right on the Closing Date, on behalf of Subscribers, to withdraw all Subscription Agreements delivered and not previously withdrawn by Subscribers unless the Agent receives, on the Closing Date:

(a) legal opinions of the Corporation's counsel addressed to the Agent and the Subscribers in form and substance satisfactory to the Agent, acting reasonably, with respect to substantially the following matters:

(i) each of the Corporation and Material Subsidiary have been duly incorporated, are validly subsisting and have all requisite corporate power and authority to carry on Business as now conducted and to own its properties and assets and the Corporation and Material Subsidiary are registered to carry on business under the laws of each jurisdiction in which they carry on a material portion of their Business as now conducted and as presently proposed to be conducted;

(ii) as of the Closing Time, the Corporation does not have any Subsidiaries other than the Material Subsidiary and the Boss Subs;

(iii) the Corporation has full corporate power and authority to enter into this Agreement, the Agent's Option Agreement, the Warrant Indenture and the Subscription Agreements and to perform its obligations set out herein and therein, and this Agreement, the Warrant Indenture, Agent's Option Agreement and the Subscription Agreements have each been duly authorized, executed and delivered by the Corporation and constitute valid and binding obligations of the Corporation enforceable against the Corporation in accordance with their respective terms, subject to laws relating to creditors' rights and equitable principles generally and except that rights to indemnity may be limited by applicable law;

(iv) the execution and delivery of this Agreement, the Warrant Indenture and the Subscription Agreements and the Agent's Option Agreement and the fulfilment of the terms hereof and thereof by the Corporation, and the performance of and compliance with the terms of this Agreement, the Warrant Indenture the Agent's Option Agreement and the Subscription Agreements by the Corporation do not and will not result in a breach of, or constitute a default under, and do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of or constitute a default under, any applicable laws of the Province of British Columbia or the federal laws of Canada applicable therein which are material to the Corporation or its operations or any term or provision of the articles, by-laws or resolutions of the directors or shareholders of the Corporation, or, of which Corporation's counsel is aware, any mortgage, note, indenture, contract, agreement (written or oral), instrument, lease or other document to which the Corporation is a party or by which it is bound on the Closing Date, or, of which such counsel is aware, or any judgment, decree, order, statute, rule or regulation applicable to the Corporation, which default or breach might reasonably be expected to materially adversely affect the Business, operations, capital or condition (financial or otherwise) of the Corporation and the Material Subsidiary (taken as a whole)or the properties or assets of the Corporation and the Material Subsidiary (taken as a whole);

(v) the form and terms of the certificates representing the Common Shares, Unit Shares, Warrant Shares, Warrants and Agent's Option Warrants have been approved and adopted by the directors of the Corporation and comply with all legal requirements relating thereto;

(vi) the Unit Shares issuable under the Offering have been reserved and allotted for issuance and, when such Unit Shares are issued in accordance with their terms, the Unit Shares will be validly issued as fully paid and non-assessable;

(vii) the Warrant Shares issuable upon exercise of the Warrants have been reserved and allotted for issuance and, when issued in accordance with the terms of the Warrants, the Warrant Shares will be validly issued as fully paid and non-assessable;

(viii) the Agent's Option Shares issuable upon exercise of the Agent's Option have been reserved and allotted for issuance and, when issued in accordance with the terms of the Agent's Option, the Agent's Option Shares will be validly issued as fully paid and non-assessable;

(ix) the Agent's Warrant Shares issuable upon exercise of the Agent's Option Warrants have been reserved and allotted for issuance and, when issued in accordance with the terms of the Agent's Option Warrants, the Agent's Warrant Shares will be validly issued as fully paid and non-assessable;

(x) the Corporation is in substantial compliance with all Applicable Securities Laws of the Provinces of Alberta, British Columbia and Ontario, corporate, and other laws applicable to the Corporation in connection with the creation, offering, issuance and sale of the Units;

(xi) the Trustee, at its principal office in the City of Vancouver, has been duly appointed the transfer agent and registrar for the Common Shares and the warrant agent under the Warrant Indenture;

and additionally, relating to:

(xii) the authorized and issued capital of the Corporation including an opinion as to securities of the Corporation convertible into shares of the Corporation and securities of the Corporation issuable pursuant to any agreement, warrant, option or right for the purchase of any unissued securities of the Corporation;

(xiii) the exemption from prospectus and registration requirements of the issuance of the Unit Shares, Warrants, Agent's Option, Agent's Option Shares and the Agent's Option Warrants and the Agent's Warrant Shares;

(xiv) the first trade of the Unit Shares, Warrants, Warrant Shares and securities issuable pursuant to the Agent's Option; and

(xv) regarding the licenses and titles and authorizations for the Blizzard 1 Claim Tenure # 512410 (the "**Blizzard 1 Claim**"), in a form acceptable in all reasonable respects to Agent's Counsel;

(xvi) that all matters having occurred to transfer the title of all the Blizzard 1 Claim into the name of the Corporation or the Material Subsidiary;

(xvii) as to all other matters relating to the Offering and completion of the Acquisition as the Agent or Agent's counsel may reasonably request; and

provided that it is understood that the Corporation's counsel may rely on opinions of local counsel acceptable to them and to Agent's counsel as to matters governed by laws of jurisdictions other than British Columbia and on certificates of officers of the Corporation and public officials as to relevant matters of fact;

(b) a certificate of the Corporation dated the Closing Date, addressed to the Agent and signed on the Corporation's behalf by two senior officers of the Corporation acceptable to the Agent certifying that:

(i) the Corporation has complied with and satisfied all terms, conditions and covenants of this Agreement on its part to be complied with or satisfied at or prior to the Closing Time;

(ii) the Corporation has completed the Acquisition;

(iii) the representations and warranties of the Corporation set forth in this Agreement and the Subscription Agreements are true and correct at the Closing Time, as if made at such time;

(iv) the Filing Statement and the filing of the Filing Statement with the TSXV have been duly authorized by and on behalf of the Corporation;

(v) such officers have carefully examined the Filing Statement and except as set forth in and contemplated thereby, the Corporation has not incurred any material amount of liabilities or obligations (absolute, accrued, contingent or otherwise) and there has been no material adverse change in the assets or financial position of the Corporation or the Blizzard Claim and there has occurred no event required to be set forth in an amended Filing Statement which has not so been set forth;

(vi) no event of material default under the Acquisition Agreement or any other material agreement or instrument to which the Corporation is a party has occurred and no event which with the giving of notice or the passage of time or both would constitute an event of material default under any such agreement or instrument has occurred and is continuing;

(vii) the Corporation is the beneficial owner of the properties, business and assets referred to in the Filing Statement including the Blizzard Claim and any and all agreements pursuant to which the Corporation holds any interest in such properties, business and assets are in good standing according to the terms thereof and in full force and effect, and there has not been any default in any obligation to be performed thereunder;

(viii) the Corporation is not party to a material agreement which is not disclosed in the Filing Statement and the material agreements disclosed in the Filing Statement constitute valid, enforceable and binding obligations of the parties thereto;

(ix) the Corporation has made and/or obtained, on or prior to the Initial Closing Date, all necessary filings, approvals, consents and acceptances under Applicable Securities Laws, from the TSXV, and under any applicable agreement or document to which the Corporation is a party or by which it is bound in respect of the execution and delivery of this Agreement, the Offering and sale of the Units and the consummation of the other transactions contemplated hereby; and

(x) no event of a nature referred to in paragraph 13 has occurred or to the knowledge of such officers is pending, contemplated or threatened;

(c) definitive certificates representing, in the aggregate, the Agent's Option and the Unit Shares and Warrants subscribed for and registered in such name or names as the Agent shall notify the Corporation in writing not less than 48 hours prior to the Closing Time;

(d) evidence satisfactory to the Agent that the Corporation has obtained final approval of the TSXV to the transactions contemplated by this Agreement and the Acquisition Agreement and listing approval of the TSXV for the Unit Shares, Warrant Shares, Agent's Option Shares and the Common Shares issuable on exercise of the Agent's Option Warrants; and

(e) duly completed and executed copies of the Subscription Agreements, each in form and substance reasonably satisfactory to the Agent and the Agent's counsel.

Closing

9. In respect of each Closing, the sale of the Units shall be completed at the Closing Time at the offices of Corporation's Counsel or at such other place as the Corporation and the Agent may agree. Subject to the conditions set forth in paragraph 8, and any requirements of the TSXV, on the Closing Date, the Agent shall deliver to the Corporation:

(a) all duly completed and executed Subscription Agreements and where applicable, all completed forms required by Applicable Securities Laws; and

(b) a cheque payable to the Corporation, or as directed by the Corporation for an amount equal to the aggregate amount of all the subscription proceeds delivered to and accepted by the Corporation in respect of that particular Closing for Units, net of the fees and expenses payable to the Agent pursuant to paragraphs 10 and 11 hereof to the extent the same have not already been paid (or effect payment in such other manner as the Corporation and the Agent may agree);

against delivery by the Corporation of the opinions referred to in subparagraph 8(a), the certificates referred to in subparagraph 8(b), and the Securities referred to in subparagraph 8(c). The Corporation covenants and agrees to issue the number of Units subscribed for in connection with that particular Closing and the Corporation may not reject any properly completed Subscription Agreements unless the number of Units subscribed for pursuant to all Subscription Agreements and tendered by the Agent exceeds the maximum number of Units to be sold under this Agreement.

Compensation to the Agent

10. In consideration for services of the Agent hereunder, the Corporation agrees to pay and deliver at Closing to the Agent:

(a) a commission equal to 7.0% (3.0% if the Subscriber is on the President's List) of the gross proceeds from the sale of Units under the Offering. In addition, the Corporation shall issue to the Agent the Agent's Option in respect of such Closing. For greater certainty, no commission will be payable to the Agent pursuant to the Non-Brokered Private Placement. In the event the services provided by the Agent in connection herewith are determined to be subject to the Goods and Services Tax (**"G.S.T."**) provided for in the *Excise Tax Act* (Canada), the Corporation will reimburse the Agent for such GST;

(b) a corporate finance fee in the amount of $20,000 plus G.S.T.; and

(c) the balance of the Sponsorship Fee in the amount $20,000 plus G.S.T. The Agent hereby acknowledges receipt of $20,000 plus G.S.T., towards said Sponsorship Fee from the Corporation.

Expenses

11. Whether or not the transactions contemplated herein shall be completed, all reasonable costs and expenses of or incidental to the Offering shall be borne by the Corporation, including, without limitation, the reasonable fees and expenses of the Corporation's counsel, the reasonable fees, disbursements and expenses of the Agent's counsel and the out-of-pocket expenses of the Agent. It is acknowledged that an expense retainer of $15,000 has been paid to the Agent. For greater certainty, the legal fees (including legal fees incurred for the sponsorship engagement set out in the Sponsorship Letter) shall not exceed a total of $45,000 plus disbursements and G.S.T., without the consent of the Corporation.

12. The Agent may waive in whole or in part any breach of, default under or non-compliance with any representation, warranty, term or condition hereof, or extend the time for compliance therewith, without prejudice to any of its rights in respect of any other representation, warranty, term or condition hereof or any other breach of, default under or non-compliance with any other representation, warranty, term or condition hereof, provided that any such waiver or extension shall be binding on the Agent only if the same is in writing.

Termination

13. The Agent may terminate its obligations hereunder by written notice to the Corporation in the event that after the date hereof and at or prior to the Closing Time:

(a) the Corporation shall be in breach of, default under or non-compliance with any representation, warranty, term, condition or covenant of this Agreement;

(b) there shall have occurred any material adverse change or any adverse change in a material fact or a development that could reasonably result in a material adverse change or adverse change in a material fact in respect of the Business, operations, capital, condition (financial or otherwise), properties, assets, liabilities, obligations or affairs of the Corporation; or

(c) there shall have occurred any change of law or the interpretation or administration thereof in the Applicable Securities Laws or any inquiry, investigation (whether formal or informal) or other proceeding is contemplated, announced or commenced by any securities commission, the TSXV or similar regulatory authority, or any order is issued in relation to the Corporation, any of its affiliates, or any of its directors or officers or any of the Corporation's securities, except for any inquiry, investigation or other proceeding or order based upon activities of the Agent and not upon activities of the Corporation;

which, in the sole opinion of the Agent acting reasonably, has or would be expected to have a material adverse effect on the market price or value of or the investment quality or marketability of the securities of the Corporation; or

(d) there occurs, in the sole opinion of the Agent acting reasonably, any material adverse change in the financial markets generally or specifically relating to the Corporation or the Acquisition or its Business, operations or undertakings; or

(e) an undertaking required by the Securities Commissions, any other securities commission, the TSXV or any other similar regulatory authority requires the holders of the Securities, to hold such securities beyond four months and a day from the Closing Date;

(f) an order to cease or suspend trading in any securities of the Corporation is made by any Securities Commission, the TSXV or other competent authority and such order is not rescinded within two business days; or

(g) the Agent shall become aware, as a result of its due diligence review or otherwise, of any adverse material change or adverse material fact with respect to the Corporation or the Acquisition;

in any of which cases, the Agent shall be entitled, at its option, to terminate and cancel its obligations to the Corporation under this Agreement and the obligations of any purchaser under any Subscription Agreement, except those Subscription Agreements already accepted by the Corporation and for which a Closing has already occurred, by written notice to that effect given to the Corporation prior to such Closing.

14. The Agent may exercise or rely on any or all of the rights provided for in paragraphs 8, 12 or 13 notwithstanding any material change, change, event or state of facts and notwithstanding any act or thing taken or done by the Agent or any inaction by the Agent, whether before or after the occurrence of any material change, change, event or state of facts including, without limitation, any act of the Agent related to the Offering, and the Agent shall only be considered to have waived or be estopped from exercising or relying upon any of its rights under or pursuant to paragraphs 8, 12 or 13 if such waiver or estoppel is in writing and specifically waives or estops such exercise or reliance.

15. Any termination pursuant to the terms of this Agreement shall be effected by notice in writing delivered to the Corporation provided that no termination pursuant to the terms of this Agreement shall discharge or otherwise affect any obligation of the Corporation under paragraphs 11 and 17 through 19, inclusive. The rights of the Agent to terminate its obligations hereunder are in addition to, and without prejudice to, any other remedies it may have.

16. It is understood that all representations, warranties, terms and conditions herein or contained in certificates or documents submitted pursuant to or in connection with the transactions contemplated herein shall survive the Final Closing Date and shall continue in full force and effect for the benefit of the Agent regardless of any investigation by or on behalf of the Agent with respect thereto.

Indemnity and Contribution

17. The Corporation shall indemnify and save the Agent, and the Agent's affiliates, agents, advisors, shareholders, directors, officers and employees, harmless against and from all actual or threatened claims, suits, investigations, proceedings, demands, losses (other than losses of profit in connection with the distribution of the Units), liabilities, costs, damages, payments, fees and expenses to which the Agent, or any of the Agent's agents, advisors, directors, officers or employees may be subject or which the Agent, or any of the Agent's agents, advisors, directors, officers or employees may suffer or incur, whether under the provisions of any statute or otherwise, in any way caused by, or arising directly or indirectly from or in consequence of:

(a) any information or statement contained in the Public Record (other than any information or statement relating solely to the Agent and furnished to the Corporation by the Agent) which is or is alleged to be untrue or any omission or alleged omission to provide any information

or state any fact the omission of which makes or is alleged to make any such information or statement untrue or misleading in light of the circumstances in which it was made;

(b) any misrepresentation or alleged misrepresentation (except a misrepresentation which is based upon information relating solely to the Agent and furnished to the Corporation by the Agent) contained in the Public Record;

(c) any prohibition or restriction of trading in the securities of the Corporation or any prohibition or restriction affecting the distribution of the Units imposed by any competent authority if such prohibition or restriction is based on any misrepresentation or alleged misrepresentation of a kind referred to in subparagraph 17(b);

(d) any order made or any inquiry, investigation (whether formal or informal) or other proceeding commenced or threatened by any one or more competent authorities (not based upon the activities or the alleged activities of the Agent or their banking or selling group members, if any) relating to or materially affecting the trading or distribution of any of the Units; or

(e) any breach of, default under or non-compliance by the Corporation with any representation, warranty, term, condition or covenant of this Agreement.

The Corporation hereby waives its right to recover contribution from the Agent with respect to any liability of the Corporation by reason of or arising out of any misrepresentation in the Public Record; provided however, that such waiver shall not apply in respect of liability caused or incurred by reason of or arising out of any misrepresentation which is based upon information relating solely to the Agent contained in such document and furnished to the Corporation by the Agent expressly for inclusion in such document.

The Agent shall be entitled, as trustee, to enforce the obligations contained herein on behalf of any other party entitled to indemnity or contribution hereunder.

The Corporation agrees that in case any legal proceedings or investigation shall be brought against or initiated against the Corporation by any securities commission, regulatory authority, stock exchange, court, or other entity having regulatory authority, and any representative of the Agent shall be required to testify in connection therewith or shall be required to respond to procedures designed to discover information regarding, in connection with, or by reason of the performance of professional services rendered to the Corporation by the Agent, the Corporation shall pay the Agent the reasonable costs thereof (including an amount to reimburse the Agent for time spent by its personnel in connection therewith on such individuals' usual per diem rates and out-of-pocket expenses incurred by its personnel in connection therewith), as they occur, unless such proceedings or investigations are brought solely as a result of the gross negligence, fraud or willful misconduct of the Agent or any of its representatives.

18. If any claim contemplated by paragraph 17 shall be asserted against any of the persons or corporations in respect of which indemnification is or might reasonably be considered to be provided for in such paragraph, such person or corporation (the "**Indemnified Person**") shall notify the Corporation as soon as possible of the nature of such claim, and the Corporation shall be entitled (but not required) to assume the defence of any suit brought to enforce such claim, provided however, that the defence shall be through legal counsel selected by the Corporation and acceptable to the Indemnified Person acting reasonably and that no settlement may be made by the Corporation or the Indemnified Person without the prior written consent of the other, such consent not to be unreasonably withheld. Failure to so notify the Corporation shall not relieve the Corporation from

liability except and only to the extent that failure materially prejudices the Corporation. The Indemnified Person shall have the right to retain its own counsel in any proceeding relating to a claim contemplated by paragraph 17 if:

(a) the Indemnified Person has been advised by counsel that there may be a reasonable legal defence available to the Indemnified Person which is different from or in addition to a defence available to the Corporation (in which case the Corporation shall not have the right to assume the defence of such proceedings on the Indemnified Person's behalf);

(b) the Corporation shall not have taken the defence of such proceedings and employed counsel 10 days after notice of commencement of such proceedings; or

(c) the employment of such counsel has been authorized by the Corporation in connection with the defence of such proceeding;

and, in any such event, the reasonable fees and expenses of such Indemnified Person's counsel (on a solicitor and his client basis) shall be paid by the Corporation.

No admission of liability and no settlement of any proceeding shall be made without the consent of the Indemnified Persons affected, such consent not to be unreasonably withheld. No admission of liability shall be made by an Indemnified Person without the consent of the Corporation, such consent not to be unreasonably withheld, and the Corporation shall not be liable for any settlement of any proceeding made without their consent, such consent not to be unreasonably withheld.

The rights and remedies of the Indemnified Person set forth in paragraphs 17 and 18 hereof are to the fullest extent possible in law cumulative and not alternative and the election by any or other Indemnified Person to exercise any such right or remedy shall not be, and shall not be deemed to be, a waiver of any other rights and remedies.

The Corporation waives any right the Corporation may have of first requiring an Indemnified Person to proceed against or enforce any other right, power, remedy or security or claim or to claim payment from any other person before claiming under this indemnity. It is not necessary for an Indemnified Person to incur expense or make payment before enforcing such indemnity.

19. In order to provide for just and equitable contribution in circumstances in which the indemnification provided for in this Agreement is due in accordance with its terms but is, in whole or in part, for any reason, held by a court to be unavailable from the Corporation on grounds of policy or otherwise, each of the Corporation and the party or parties seeking indemnification shall contribute to the aggregate liabilities, claims, demands, losses (other than losses of profit in connection with the distribution of the Units), costs, damages and expenses (including legal or other expenses reasonably incurred in connection with investigation or defence of the same) to which they may be subject or which they may suffer or incur:

(a) in such proportion as is appropriate to reflect the relative benefit received by the Corporation on the one hand, and by the party or parties seeking indemnity on the other hand, from the Offering; or

(b) if the allocation provided by subparagraph 19(a) is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in subparagraph 19(a) above but also to reflect the relative fault of the party or parties seeking indemnity, on the one hand, and the parties from whom indemnity is sought, on the other hand, in connection with the statements, commissions or omissions or other matters which

resulted in such liabilities, claims, demands, losses, costs, damages or expenses as well as any other relevant equitable considerations.

The relative benefits received by the Corporation, on the one hand, and the Agent, on the other hand, shall be deemed to be in the same proportion that the total proceeds of the Offering (net of fees but before deducting expenses) bear to the fees received by the Agent.

The Corporation agrees that it would not be just and equitable if contributions pursuant to this Agreement were determined by pro rata allocation or by any other method of allocation which does not take into account the equitable considerations referred to in the immediately preceding paragraphs. The rights to contribution provided in this paragraph 19 shall be in addition to, and without prejudice to, any other right to contribution which the Agent may have.

Any liability of the Agent under this paragraph 19 shall be limited to the amount payable to the Agent under paragraph 10 hereof.

Right of First Refusal

20. For a period of one (1) year from the Final Closing Date, the Agent shall be provided with the exclusive right and opportunity to lead any offering of securities of the Corporation to be issued and sold to the public by private placement or public offering or to provide professional, sponsorship or advisory services performed (or normally performed) by a broker or investment dealer. If the Corporation is intending to proceed with any such issuance or has received a proposal for any such issuance, the Corporation shall provide to the Agent notice of the proposed terms thereof (including the commission payable to that agent) and the Agent shall have an opportunity to respond to the Corporation that they are desirous of leading, or participating as the case may be, such offering on behalf of the Corporation on the terms and conditions contained therein. If the Agent declines, in writing, the Corporation may proceed with such offering through another agent or underwriter, provided the arrangements with such agent or underwriter are entered into within 30 days thereafter (it being acknowledged and agreed by the Agent that if the Corporation issues any securities to which the foregoing would apply, but does not retain or utilize a registered dealer as agent therefore, the foregoing shall not apply to such issuance).

Notices

21. Any notice or other communication to be given hereunder shall, in the case of notice to be given to the Corporation, be addressed to the Corporation at the above address with a copy to:

Sangra Moller LLP
1000 Cathedral Place
925 West Georgia Street
Vancouver, BC V6C 3L2

Attention: Stewart Muglich
Facsimile No.: (604) 669-8803

and, in the case of notice to be given to the Agent, be addressed to:

Blackmont Capital Inc.
440 – 2nd Avenue SW, Suite #2200
Calgary, Alberta T2P 5E9
Attention: Mr. Jeff German
Facsimile No.: (403) 260-5785

and a copy to:

Heenan Blaikie LLP
12th Floor, Fifth Avenue Place
425 1st Street SW
Calgary, Alberta T2P 3L8
Attention: Peter Soby
Facsimile No.: (403) 234-7987

Any such notice or other communication shall be in writing and may be given by facsimile or delivery, and shall be deemed to have been given twelve (12) hours after being faxed, if such notice or other communication is faxed on a Business Day, and otherwise twelve (12) hours after 12:01 a.m. (Calgary time) commencing on the next succeeding Business Day after being faxed, or upon receipt by a responsible officer of the addressee if delivered.

Obligations of the Agent

22. The Agent covenants and agrees with the Corporation that it will:

(a) conduct activities in connection with the Offering in compliance with all TSXV policies, rules and regulations and the Applicable Securities Laws in the Selling Jurisdictions and, without limitation, agrees that it will not make available to prospective purchasers of Units documents or material other than the Subscription Agreement or such other documents as form part of the Public Record filed in accordance with Applicable Securities Laws in the Selling Jurisdictions;

(b) obtain from each Subscriber, a duly completed and executed Subscription Agreement and all applicable information, undertakings, questionnaires and other forms required under Applicable Securities Laws or by the TSXV and supplied to the Agent for completion in connection with the distribution of the Units;

(c) provide to the Corporation as soon as practicable following the Closing Date all information necessary to allow the Corporation to file with each of the Securities Commissions, if required, a report of trade in accordance with securities laws, rules, regulations and policies of the Selling Jurisdictions within the required time frame;

(d) not solicit subscriptions for Units except in accordance with the terms and conditions of this Agreement; and

(e) not advertise the Offering or sale of the Units in printed media of general and regular paid circulation, radio, television or telecommunication, including electronic display.

23. The Corporation:

(a) acknowledges and agrees that the Agent has certain statutory obligations as a registrant under the Applicable Securities Laws and has fiduciary relationships with its clients; and

(b) consents to the Agent acting hereunder while continuing to act for its clients.

To the extent that the Agent's statutory obligations as a registrant under Applicable Securities Laws or fiduciary relationships with its clients conflicts with its obligations hereunder, the Agent shall be entitled to fulfil its statutory obligations as a registrant under Applicable Securities Laws and its duties to its clients. Nothing in this Agreement shall be interpreted to prevent the Agent from fulfilling its statutory obligations as a registrant under Applicable Securities Laws or to act as a fiduciary of its clients.

24. The Corporation acknowledges and agrees that the Agent has been appointed as an agent or power of attorney to perform certain functions including properly filling out the Subscription Forms and to make certain decisions on behalf of the Subscribers as set forth in the Subscription Agreements. The Corporation will use all reasonably commercial efforts to assist the Agent in carrying out its appointment in this regard.

25. The Corporation shall, when possible in compliance with Applicable Securities Laws, provide the Agent with the opportunity to review and comment on all press releases issued by the Corporation in connection with this Offering.

26. <u>General Matters</u>

27. If one or more of the provisions contained herein shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision of this Agreement, but this Agreement shall be construed as if such invalid, illegal or unenforceable provision or provisions had never been contained herein.

28. This agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

29. Time shall be of the essence of this Agreement.

30. This agreement may be executed, including execution by facsimile, in one or more counterparts each of which so executed shall constitute an original and all of which together shall constitute one and the same agreement.

31. It is understood that the terms and conditions of this Agreement supersede any previous verbal or written agreement between the Agent and the Corporation, including the Engagement Letter, in respect of the Offering. For clarity, the Sponsorship Letter continues to be a binding agreement.

If the foregoing is in accordance with your understanding and is agreed to by you, please confirm your acceptance by signing the enclosed copies of this Agreement at the place indicated and returning same to Blackmont Capital Inc.

BLACKMONT CAPITAL INC.

Per: *"Jeff German"*

ACCEPTED AND AGREED to and effective February 1, 2007.

BOSS GOLD INTERNATIONAL CORP.

Per: *"Douglas Brooks"*
Douglas Brooks
President

SCHEDULE "A"

Unless permitted under securities legislation, the holder of this security must not trade the security before ●, 2007.

Without prior written approval of the TSX Venture Exchange Inc. and compliance with all applicable securities legislation, the securities represented by this certificate may not be sold, transferred, hypothecated or otherwise traded on or through the facilities of the TSX Venture Exchange Inc. or otherwise in Canada or to or for the benefit of a Canadian resident until ●, 2007.

AGENT'S OPTION AGREEMENT

THIS AGREEMENT is made as of the ● day of ●, 2007.

BETWEEN:

BOSS GOLD INTERNATIONAL CORP., a corporation with an office in the City of Vancouver, in the Province of British Columbia

(the "**Corporation**")

- and -

BLACKMONT CAPITAL INC., a corporation with an office in the City of Calgary, in the Province of Alberta

(the "**Agent**")

WHEREAS the Corporation has agreed pursuant to an Agency Agreement made effective the ●th day of ●, 2007, between the Corporation and the Agent, (the "**Agency Agreement**") to grant the Agent and its sub-agents, if any, a non transferable option to purchase that number of Units equal to 7% of the Units sold by the Agent pursuant to the Offering.

NOW THEREFORE in consideration of the premises, mutual covenants and agreements herein contained, this agreement witnesses and it is understood and agreed by and between the parties hereto as follows:

1. Interpretation

All capitalized terms used herein and not defined herein shall have the meaning given to such terms in the Agency Agreement.

2. Grant of Agent's Option

Subject to the provisions hereinafter contained, the Corporation hereby grants to the Agent an irrevocable non-transferable option (the "**Agent's Option**") to purchase 502,367 Units, as constituted on the date hereof (the "**Agent's Units**") at a price of $0.75 per Agent's Unit.

3. Term of Agent's Option

The Agent may exercise the Agent's Option in whole or in part, at any time and from time to time, on

or before 4:30 p.m., Calgary time (the "**Expiry Time**") on ●, 2009 at a price of $0.75 per Agent's Unit.

4. **Manner of Exercise**

The Agent may exercise the Agent's Option in whole or in part, at any time and from time to time, on or prior to the Expiry Time, by notice in writing given by the Agent to the Corporation at its address for notice set out in the Agency Agreement, specifying the number of Agent's Units in respect of which it is exercised and accompanied by payment in cash or certified cheque for the purchase price of all of the Agent's Units specified in such notice, calculated in accordance with Articles 3 and 9 hereof.

5. **Certificates**

Upon exercise of the Agent's Option, the Corporation shall cause the transfer agent and registrar of the Corporation to deliver to the Agent, or as the Agent may otherwise in writing direct in the notice of exercise of the Agent's Option, within seven (7) business days following the receipt by the Corporation of payment for the number of Agent's Units so exercised, certificates representing in the aggregate the number of securities underlying the Agent's Units for which payment has been received by the Corporation.

6. **No Rights of Shareholder Until Exercise**

The Agent shall have no rights whatsoever as a shareholder (including any rights to receive dividends or other distributions to shareholders or to vote at a general meeting of shareholders of the Corporation) other than in respect to Agent's Units in respect of which the Agent shall have exercised its right to purchase hereunder and which the Agent shall have actually taken up and paid for.

7. **Non-Transferable**

The rights conferred upon the Agent hereunder shall be non-transferable and non-tradable.

8. **No Fractional Agent's Units**

No fractional Agent's Units or securities underlying the Agent's Units will be issued on exercise of the Agent's Option, or any compensation made for such fractional Agent's Units, if any.

9. **Adjustments in Event of Change in Common Shares**

In the event, at any time or from time to time, of a subdivision, consolidation or reclassification of the share capital of the Corporation, the payment of stock dividends by the Corporation or other relevant changes in the capital of the Corporation prior to the exercise by the Agent, in full, of the Agent's Option, the Agent's Option with respect to any Agent's Units which have not been purchased hereunder at the time of any such change in the capital of the Corporation shall be proportionately adjusted so that the Agent shall from time to time, upon the exercise of the Agent's Option, be entitled to receive the number of underlying securities it would have held following such change in the capital of the Corporation if the Agent had purchased the Agent's Units and had held such Agent's Units immediately prior to such change in the capital of the Corporation.

10. **Merger, Amalgamation or Sale**

If, during the term of the Agent's Option, the Corporation shall become merged or amalgamated in or with any other corporation or shall sell the whole or substantially the whole of its assets and undertaking for shares or securities of another corporation, the Corporation will make provision that, upon the exercise of the

Agent's Option during its unexpired period after the effective date of such merger, amalgamation or sale, the Agent shall receive for the same consideration paid on the exercise of the Agent's Option such number of securities or other property of the continuing or successor corporation in such merger or amalgamation or of the securities or shares of the purchasing corporation as it would have received as a result of such merger, amalgamation or sale if the Agent had purchased Agent's Units immediately prior thereto and had held such Agent's Units on the effective date of such merger, amalgamation or sale. Upon such provision being made, the obligation of the Corporation to the Agent in respect of the Agent's Units then remaining subject to this Agent's Option shall terminate and be at an end.

11. Reservation of Securities

The Corporation shall at all times, during the term of this Agreement, reserve and keep available a sufficient number of unissued securities underlying the Agent's Units to satisfy the requirements hereof.

12. Entire Agreement

This Agreement supersedes all other agreements, documents, writings and verbal understandings among the parties relating to the subject matter hereof and represents the entire agreement between the parties relating to the subject matter hereof. This Agreement may be executed by facsimile in any number of counterparts all of which when taken together shall be deemed to be one and the same document and notwithstanding the actual date of execution of each counterpart, this Agreement shall be deemed to be dated as of the date first above written.

13. Enurement

Except as otherwise set forth herein, this Agreement shall be binding upon and enure to the benefit of the successors and assigns of the Agent and of the Corporation, respectively.

14. Time

Time shall be of the essence of this Agreement.

15. Governing Law

The contract created under this Agreement and the rights of the parties hereunder shall be governed by and construed and enforced in accordance with the laws of the Province of Alberta. Each of the parties hereto irrevocably attorns to the jurisdiction of the courts of the Province of Alberta.

IN WITNESS WHEREOF the parties hereto have hereunto executed and delivered this Agreement as of the day and year first above written.

BOSS GOLD INTERNATIONAL CORP.	**BLACKMONT CAPITAL INC.**
Per: ______________________	Per: ______________________

POOLING AGREEMENT

THIS AGREEMENT made as of the 10th day of January, 2007.

BOSS GOLD INTERNATIONAL CORP, a body corporate incorporated under the laws of the Province of British Columbia (herein referred to as the "Corporation"); and

ANTHONY BERUSCHI, Businessman, of the City of Vancouver, in the Province of British Columbia; and

DOUG BROOKS, Businessman, of the City of Vancouver, in the Province of British Columbia; and

R. STUART ANGUS Businessman, of the City of Vancouver in the Province of British Columbia; and

IRV RIDD, Businessman, of the City of Vancouver in the Province of British Columbia; and

RON HUGHES Businessman, of the City of Vancouver in the Province of British Columbia; and

KEVIN ADDIE Businessman, of the City of Vancouver in the Province of British Columbia; and

RON NETOLITZKY, Businessman, of the City of Vancouver, in the Province of British Columbia; and

SANTOY RESOURCES LTD., a body corporate incorporated under the laws of the Province of British Columbia;

WHEREAS the parties hereto intend this Agreement to be a pooling agreement in respect of certain trading in the securities of the Corporation.

NOW THEREFORE IN CONSIDERATION of the mutual covenants herein set forth, the parties hereto agree as follows:

ARTICLE 1
DEFINITIONS

1.1 In this Agreement (including this clause and the premises and recitals hereof), unless there is something in the context inconsistent therewith, words importing the singular number shall include the plural and vice versa, words importing the

masculine gender shall include the feminine and neuter genders and the following capitalized terms shall have the meanings ascribed to them, respectively:

(a) "**Agreement**", "**this Agreement**", "**herein**", "**hereby**", "**hereof**", "**hereunder**", and similar expressions mean or refer to this agreement and any amendments, modifications, supplements or restatements hereto, from time to time;

(b) "**Hedge Transaction**" means any short sale (whether or not against a box) or any purchase, sale or grant of any right (including, without limitation, any put or call option) with respect to any security (other than a broad-based market basket or index) that includes, relates to or derives any significant part of its value from a security;

(c) "**Party**" and "**Parties**" means any party or the parties named and referred to on the first page of this Agreement and includes any persons who may hereafter execute a counterpart of this Agreement;

(d) "**Shareholders**" means all Parties hereto except the Corporation;

(e) "**Shares**" means voting common shares of the Corporation; and

(f) "**Traded**" or "**Trade**" means (i) any trade in securities as defined in the *Securities Act* (British Columbia); (ii) any Hedge Transaction and/or; (iii) any transfer of beneficial and/or legal ownership of securities by hypothecation, pledging, mortgaging, bona fide gift, will or intestacy.

ARTICLE 2
IMPLEMENTATION OF AGREEMENT

2.1 Each of the Shareholders shall vote his Shares or cause his Shares to be voted in order to fully implement the terms and conditions of this Agreement and if any Shareholder refuses to exercise his discretion in order to fully implement such terms and conditions for any reason other than the reason that such Shareholder or such terms and conditions are prohibited by law, then each of the other Shareholders shall immediately be entitled to pursue such legal remedies as may be available at law, including the commencement of an action for specific performance. All costs and expenses, including legal fees, shall be borne by the Shareholder that refuses to comply with this clause 2.1.

ARTICLE 3
AMENDMENT AND TERMINATION

3.1 This Agreement may only be amended by written agreement entered into and executed by all Parties at the effective date of the amendment.

3.2 This Agreement shall terminate upon the earlier of:

(a) the dissolution of the Corporation;

(b) a written agreement entered into and executed by all Parties at the effective date of termination;

(c) January 10, 2008; or

(d) the issuance of the final exchange acceptance bulletin by the TSX Venture Exchange for the acquisition the Blizzard Uranium Property by the Corporation as further described in the Corporation's news release dated July 28, 2006.

ARTICLE 4
RESTRICTION ON TRANSFER OF POOLED SHARES

4.1 No portion of a Shareholder's Shares held or controlled by each Shareholder as herein indicated shall be Traded.

4.2 No Shareholder shall purchase additional Shares, other than pursuant to previously issued convertible securities.

4.3 Notwithstanding the foregoing, a Shareholder may transfer a Shareholder's Shares upon written consent of the TSX Venture Exchange or, by bona fide gift, will or intestacy to a Shareholder's immediate family or to a trust, the beneficiaries of which are exclusively the Shareholder or a member or members of the Shareholder's immediate family; provided however, that in any such case, it shall be a condition to the transfer that the transferee execute an agreement confirming that the transferee is receiving and holding the Shares, or portion thereof, subject to the provisions of this Agreement, and that there shall be no further transfer of Shares, or portion thereof, except in accordance with the terms of this Agreement. For the purposes hereof, "immediate family" shall mean any relationship by blood, marriage or adoption, not more remote than first cousin.

4.4 Notwithstanding the foregoing, a Shareholder may hypothecate, mortgage, pledge or otherwise similarly alienate a Shareholder's Shares in favour of a chartered bank or similar financial institution; provided however, that in any such case, it shall be a condition to such hypothecation, mortgage, pledge or alienation that the secured party to which such right is granted shall execute an agreement confirming that such party is receiving and holding the Shareholder's Shares, or portion thereof, subject to the provisions of this Agreement, and that there shall be no transfer of such Shareholder's Shares, or portion thereof, except in accordance with the terms of this Agreement.

4.5 In the event of a breach of the terms of this Agreement by a Party hereto, the Corporation shall be entitled to receive from the Party who committed such breach (but not limited to) a pro-rata distribution of any profits or gain obtained by such Party as a result of any Trade of Shares in breach of this Agreement. In addition, the Parties to this Agreement recognize that a breach by a Party hereto of any of the terms herein contained could result in damages to the Corporation and/or the Parties hereto, which could not adequately be compensated for any damages by monetary award. Accordingly, the Parties hereto agree that in the event of any such breach, in addition to all other

remedies available to the Parties hereto at law or in equity, including but without limitation, the pro-rata distribution of profits or gains obtained by such Party as a result of a Trade in breach of this Agreement, the Parties hereto shall be entitled as a matter of right to apply to a court of competent equitable jurisdiction of such relief by way of restraining order, injunction, decree or otherwise, as may be appropriate to ensure compliance with the provisions of this Agreement.

ARTICLE 5
NOTICE

5.1 Any notice required to be given under this Agreement shall be in writing and made by either personal delivery to the Party, or mail, or by facsimile transmission to the Party at the respective address or facsimile transmission number then on the records of the Corporation or as provided to each Party. Any notice shall be deemed to have been given only upon actual receipt thereof if personally delivered or transmitted by facsimile or upon delivery to the address specified for such Party if mailed, which such delivery will be deemed within five (5) days of mailing if such notice is mailed from Canada, postage paid. Any party may substitute his address for service by giving notice of the change thereof to the other Parties.

ARTICLE 6
GENERAL

6.1 All voting rights attached to the Shares shall at all times be exercised by the respective registered Shareholders thereof.

6.2 Each Shareholder shall, if a dividend is declared while the Shares or any of them continues to be subject or held under the terms of this Agreement, receive such dividend on the Shares, subject to this Agreement at that point in time as if the Shares were not subject to the terms of this Agreement.

6.3 Each of the Shareholders covenant that he or she will execute and deliver such agreements and other documents and will do or cause to be done all such acts as are or may be necessary or desirable to give effect to the provisions hereof and to carry out the intent of this Agreement and to comply with any policies, rulings or other requirements imposed by any applicable regulatory authority.

6.4 Time shall be of the essence of this Agreement.

6.5 No provisions of this Agreement shall be deemed to be waived unless such waiver is in writing. Any waiver of any default committed by any of the Parties hereto in the observance of the performance of any part of this Agreement shall not extend to or be taken in any manner to affect any other default.

6.6 This Agreement shall enure to the benefit of and be binding upon the Parties hereto and their respective heirs, successors, administrators and assigns.

6.7 This Agreement shall, in all respects, be subject to and be interpreted, construed and enforced in accordance with the laws in effect in the Province of British Columbia. Each party hereto accepts and attorns to the jurisdiction of the Courts of the Province of British Columbia and all courts of appeal therefrom.

6.8 Any provision of this Agreement which is or becomes prohibited and unenforceable does not invalidate, affect or impair the remaining provisions which shall be deemed to be severable from such prohibited or unenforceable provision.

6.9 This Agreement may be executed in counterpart and all such counterparts shall constitute one agreement and may be evidenced by a facsimile copy thereof.

IN WITNESS WHEREOF the Parties hereto have executed this Agreement as of the day and year first above written.

BOSS GOLD INTERNATIONAL CORP..

Per: *"Signed"*

"Signed"
Witness the signature of Anthony Beruschi

"Signed"
ANTHONY BERUSCHI

"Signed"
Witness the signature of Doug Brooks

"Signed"
DOUG BROOKS

"Signed"
Witness the signature of R. Stuart Angus

"Signed"
R. STUART ANGUS

"Signed"
Witness the signature of Irv Ridd

"Signed"
IRV RIDD

"Signed"
Witness the signature of Ron Hughes

"Signed"
RON HUGHES

"Signed"
Witness the signature of Kevin Addie

"Signed"
KEVIN ADDIE

"Signed"
Witness the signature of Ron Netolitzky

"Signed"
RON NETOLITZKY

SANTOY RESOURCES LTD.

Per: *"Signed"*

82-4571

FORM 5D

ESCROW AGREEMENT
VALUE SECURITY

THIS AGREEMENT is made as of the 12th day of June, 2007

AMONG:

BOSS POWER CORP., of Suite 501 –
905 West Pender Street, Vancouver, British Columbia,
V6C 1L6

(the "**Issuer**")

AND:

COMPUTERSHARE INVESTOR SERVICES INC.,
a company existing under the laws of Canada, having an
office at 510 Burrard Street, Suite 2100, Vancouver, British
Columbia, V6C 3B9

(the "**Escrow Agent**")

AND:

EACH OF THE UNDERSIGNED SECURITY HOLDERS OF THE ISSUER
(collectively, the "**Securityholders**" or "**you**")

(collectively, the "**Parties**")

This Agreement is being entered into by the Parties under Exchange *Policy 5.4 - Escrow, Vendor Consideration and Resale Restrictions* (the **Policy**) in connection with a Reverse Takeover. The Issuer is a Tier 2 Issuer as described in *Policy 2.1 - Minimum Listing Requirements*.

For good and valuable consideration, the Parties agree as follows:

PART 1 ESCROW

1.1 Appointment of Escrow Agent

The Issuer and the Securityholders appoint the Escrow Agent to act as escrow agent under this Agreement. The Escrow Agent accepts the appointment.

1.2 Deposit of Escrow Securities in Escrow

(1) You are depositing the securities **(escrow securities)** listed opposite your name in Schedule "A" with the Escrow Agent to be held in escrow under this Agreement. You will immediately deliver or cause to be delivered to the Escrow Agent any share certificates or other evidence of these securities which you have or which you may later receive.

(2) If you receive any other securities **(additional escrow securities)**:

(a) as a dividend or other distribution on escrow securities;

(b) on the exercise of a right of purchase, conversion or exchange attaching to escrow securities, including securities received on conversion of special warrants;

(c) on a subdivision, or compulsory or automatic conversion or exchange of escrow securities; or

(d) from a successor issuer in a business combination, if Part 6 of this Agreement applies,

you will deposit them in escrow with the Escrow Agent. You will deliver or cause to be delivered to the Escrow Agent any share certificates or other evidence of those additional escrow securities. When this Agreement refers to **escrow securities,** it includes additional escrow securities.

(3) You will immediately deliver to the Escrow Agent any replacement share certificates or other evidence of additional escrow securities issued to you.

1.3 Direction to Escrow Agent

The Issuer and the Securityholders direct the Escrow Agent to hold the escrow securities in escrow until they are released from escrow under this Agreement.

PART 2 RELEASE OF ESCROW SECURITIES

2.1 Release Provisions

The provisions of Schedule B(2) are incorporated into and form part of this Agreement.

2.2 Additional escrow securities

If you acquire additional escrow securities in connection with the transaction to which this agreement relates, those securities will be added to the securities already in escrow, to increase the number of remaining escrow securities. After that, all of the escrow securities will be released in accordance with the applicable release schedule.

2.3 Additional Requirements for Tier 2 Surplus Escrow Securities

Where securities are subject to a Tier 2 Surplus Security Escrow Agreement, the following additional conditions apply:

(1) The escrow securities will be cancelled if the asset, property, business or interest therein in consideration of which the securities were issued, is lost, or abandoned, or the operations or development of such asset, property or business is discontinued.

(2) The Escrow Agent will not release escrow securities from escrow under schedule B(4) unless the Escrow Agent has received, within the 15 days prior to the release date, a certificate from the Issuer that:

- (a) is signed by two directors or officers of the Issuer;
- (b) is dated not more than 30 days prior to the release date;
- (c) states that the assets for which the escrow securities were issued (the "Assets") were included as assets on the balance sheet of the Issuer in the most recent financial statements filed by the Issuer with the Exchange; and
- (d) states that the Issuer has no reasonable knowledge that the Assets will not be included as assets on the balance sheet of the Issuer in the next financial statements to be filed by the Issuer with the Exchange.

(3) If, at any time during the term of this Agreement, the Escrow Agent is prohibited from releasing escrow securities on a release date specified schedule B(4) as a result of section 2.3(2) above, then the Escrow Agent will not release any further escrow securities from escrow without the written consent of the Exchange.

(4) If as a result of this section 2.3, the Escrow Agent does not release escrow securities from escrow for a period of five years, then:

- (a) the Escrow Agent will deliver a notice to the Issuer, and will include with the notice any certificates that the Escrow Agent holds which evidence the escrow securities; and
- (b) the Issuer and the Escrow Agent will take such action as is necessary to cancel the escrow securities.

(5) For the purposes of cancellation of escrow securities under this section, each Securityholder irrevocably appoints the Escrow Agent as his or her attorney, with authority to appoint substitute attorneys, as necessary.

2.4 Delivery of Share Certificates for Escrow Securities

The Escrow Agent will send to each Securityholder any share certificates or other evidence of that Securityholder's escrow securities in the possession of the Escrow Agent released from escrow as soon as reasonably practicable after the release.

2.5 Replacement Certificates

If, on the date a Securityholder's escrow securities are to be released, the Escrow Agent holds a share certificate or other evidence representing more escrow securities than are to be released, the Escrow Agent will deliver the share certificate or other evidence to the Issuer or its transfer agent and request replacement share certificates or other evidence. The Issuer will cause replacement share certificates or other evidence to be prepared and delivered to the Escrow Agent. After the Escrow Agent receives the replacement share certificates or other evidence, the Escrow Agent will send to the Securityholder or at the Securityholder's direction, the replacement share certificate or other evidence of the escrow securities released. The Escrow Agent and Issuer will act as soon as reasonably practicable.

2.6 Release upon Death

(1) If a Securityholder dies, the Securityholder's escrow securities will be released from escrow. The Escrow Agent will deliver any share certificates or other evidence of the escrow securities in the possession of the Escrow Agent to the Securityholder's legal representative provided that:

(a) the legal representative of the deceased Securityholder provides written notice to the Exchange of the intent to release the escrow securities as at a specified date which is at least 10 business days and not more than 30 business days prior to the proposed release; and

(b) the Exchange does not provide notice of its objection to the Escrow Agent prior to 10:00 a.m. (Vancouver time) or 11:00 a.m. (Calgary time) on such specified date.

(2) Prior to delivery the Escrow Agent must receive:

(a) a certified copy of the death certificate; and

(b) any evidence of the legal representative's status that the Escrow Agent may reasonably require.

2.7 Exchange Discretion to Terminate

If the Escrow Agent receives a request from the Exchange to halt or terminate the release of escrow securities from escrow, then the Escrow Agent will comply with that request, and will not release any escrow securities from escrow until it receives the written consent of the Exchange.

2.8 Discretionary Applications

The Exchange may consent to the release from escrow of escrow securities in other circumstances and on terms and on conditions it deems appropriate. Securities may be released from escrow provided that the Escrow Agent receives written notice from the Exchange.

PART 3 EARLY RELEASE ON CHANGE OF ISSUER STATUS

3.1 Early Release – Graduation to Tier 1

(1) When a Tier 2 Issuer becomes a Tier 1 Issuer, the release schedule for its escrow securities changes.

(2) If the Issuer reasonably believes that it meets the Minimum Listing Requirements of a Tier 1 Issuer as described in *Policy 2.1 – Minimum Listing Requirements*, the Issuer may make application to the Exchange to be listed as a Tier 1 Issuer. The Issuer must also concurrently provide notice to the Escrow Agent that it is making such an application.

(3) If the graduation to Tier 1 is accepted by the Exchange, the Exchange will issue an Exchange Bulletin confirming final acceptance for listing of the Issuer on Tier 1. Upon issuance of this Bulletin the Issuer must immediately:

(a) issue a news release:

(i) disclosing that it has been accepted for graduation to Tier 1; and

(ii) disclosing the number of escrow securities to be released and the dates of release under the new schedule; and

(b) provide the news release, together with a copy of the Exchange Bulletin, to the Escrow Agent.

(4) Upon completion of the steps in section 3.1(3) above, the Issuer's release schedule will be replaced as follows:

Applicable Schedule Pre-Graduation	Applicable Schedule Post-Graduation
Schedule B(2)	Schedule B(1)
Schedule B(4)	Schedule B(3)

(5) Within 10 days of the Exchange Bulletin confirming the Issuer's listing on Tier 1, the Escrow Agent must release any escrow securities from escrow securities which under the new release schedule would have been releasable at a date prior to the Exchange Bulletin.

PART 4 DEALING WITH ESCROW SECURITIES

4.1 Restriction on Transfer, etc.

Unless it is expressly permitted in this Agreement, you will not sell, transfer, assign, mortgage, enter into a derivative transaction concerning, or otherwise deal in any way with your escrow securities or any related share certificates or other evidence of the escrow securities. If a Securityholder is a private company controlled by one or more Principals of the Issuer, the Securityholder may not participate in a transaction that results in a change of its control or a change in the economic exposure of the Principals to the risks of holding escrow securities.

4.2 Pledge, Mortgage or Charge as Collateral for a Loan

Subject to Exchange acceptance, you may pledge, mortgage or charge your escrow securities to a financial institution as collateral for a loan, provided that no escrow securities or any share certificates or other evidence of escrow securities will be transferred or delivered by the Escrow Agent to the financial institution for this purpose. The loan agreement must provide that the escrow securities will remain in escrow if the lender realizes on the escrow securities to satisfy the loan.

4.3 Voting of Escrow Securities

Although you may exercise voting rights attached to your escrow securities, you may not, while your securities are held in escrow, exercise voting rights attached to any securities (whether in escrow or not) in support of one or more arrangements that would result in the repayment of capital being made on the escrow securities prior to a winding up of the Issuer.

4.4 Dividends on Escrow Securities

You may receive a dividend or other distribution on your escrow securities, and elect the manner of payment from the standard options offered by the Issuer. If the Escrow Agent receives a dividend or other distribution on your escrow securities, other than additional escrow securities, the Escrow Agent will pay the dividend or other distribution to you on receipt.

4.5 Exercise of Other Rights Attaching to Escrow Securities

You may exercise your rights to exchange or convert your escrow securities in accordance with this agreement.

PART 5 PERMITTED TRANSFERS WITHIN ESCROW

5.1 Transfer to Directors and Senior Officers

(1) You may transfer escrow securities within escrow to existing or, upon their appointment, incoming directors or senior officers of the Issuer or any of its material operating subsidiaries, if the Issuer's board of directors has approved the transfer and provided that:

(a) you make application to transfer under the Policy at least 10 business days and not more than 30 business days prior to the date of the proposed transfer; and

(b) the Exchange does not provide notice of its objection to the Escrow Agent prior to 10:00 a.m. (Vancouver time) or 11:00 a.m. (Calgary time) on such specified date.

(2) Prior to the transfer the Escrow Agent must receive:

(a) a certified copy of the resolution of the board of directors of the Issuer approving the transfer;

(b) a certificate signed by a director or officer of the Issuer authorized to sign, stating that the transfer is to a director or senior officer of the Issuer or a material operating subsidiary and that any required acceptance from the Exchange the Issuer is listed on has been received;

(c) an acknowledgment in the form of Form 5E signed by the transferee; and

(d) a transfer power of attorney, completed and executed by the transferor in accordance with the requirements of the Issuer's transfer agent.

5.2 Transfer to Other Principals

(1) You may transfer escrow securities within escrow:

(a) to a person or company that before the proposed transfer holds more than 20% of the voting rights attached to the Issuer's outstanding securities; or

(b) to a person or company that after the proposed transfer

(i) will hold more than 10% of the voting rights attached to the Issuer's outstanding securities, and

(ii) has the right to elect or appoint one or more directors or senior officers of the Issuer or any of its material operating subsidiaries,

provided that:

(c) you make an application to transfer under the Policy at least 10 business days and not more than 30 business days prior to the date of the proposed transfer; and

(d) the Exchange does not provide notice of its objection to the Escrow Agent prior to 10:00 a.m. (Vancouver time) or 11:00 a.m. (Calgary time) on such specified date.

(2) Prior to the transfer the Escrow Agent must receive:

(a) a certificate signed by a director or officer of the Issuer authorized to sign, stating that:

(i) the transfer is to a person or company that the officer believes, after reasonable investigation, holds more than 20% of the voting rights attached to the Issuer's outstanding securities before the proposed transfer; or

(ii) the transfer is to a person or company that:

(A) the officer believes, after reasonable investigation, will hold more than 10% of the voting rights attached to the Issuer's outstanding securities; and

(B) has the right to elect or appoint one or more directors or senior officers of the Issuer or any of its material operating subsidiaries

after the proposed transfer; and

(iii) any required approval from the Exchange or any other exchange on which the Issuer is listed has been received;

(b) an acknowledgment in the form of Form 5E signed by the transferee; and

(c) a transfer power of attorney, completed and executed by the transferor in accordance with the requirements of the Issuer's transfer agent.

5.3 Transfer upon Bankruptcy

(1) You may transfer escrow securities within escrow to a trustee in bankruptcy or another person or company entitled to escrow securities on bankruptcy provided that:

(a) you make application to transfer under the Policy at least 10 business days and not more than 30 business days prior to the date of the proposed transfer; and

(b) the Exchange does not provide notice of its objection to the Escrow Agent prior to 10:00 a.m. (Vancouver time) or 11:00 a.m. (Calgary time) on such specified date.

(2) Prior to the transfer, the Escrow Agent must receive:

(a) a certified copy of either

(i) the assignment in bankruptcy filed with the Superintendent of Bankruptcy, or

(ii) the receiving order adjudging the Securityholder bankrupt;

(b) a certified copy of a certificate of appointment of the trustee in bankruptcy;

(c) a transfer power of attorney, duly completed and executed by the transferor in accordance with the requirements of the Issuer's transfer agent; and

(d) an acknowledgment in the form of Form 5E signed by

(i) the trustee in bankruptcy or

(ii) on direction from the trustee, with evidence of that direction attached to the acknowledgement form, another person or company legally entitled to the escrow securities.

5.4 Transfer Upon Realization of Pledged, Mortgaged or Charged Escrow Securities

(1) You may transfer escrow securities you have pledged, mortgaged or charged under section 4.2 to a financial institution as collateral for a loan within escrow to the lender on realization provided that:

(a) you make application to transfer under the Policy at least 10 business days and not more than 30 business days prior to the date of the proposed transfer; and

(b) the Exchange does not provide notice of its objection to the Escrow Agent prior to 10:00 a.m. (Vancouver time) or 11:00 a.m. (Calgary time) on such specified date.

(2) Prior to the transfer the Escrow Agent must receive:

(a) a statutory declaration of an officer of the financial institution that the financial institution is legally entitled to the escrow securities;

(b) evidence that the Exchange has accepted the pledge, mortgage or charge of escrow securities to the financial institution;

(c) a transfer power of attorney, executed by the transferor in accordance with the requirements of the Issuer's transfer agent; and

(d) an acknowledgement in the form of Form 5E signed by the financial institution.

5.5 Transfer to Certain Plans and Funds

(1) You may transfer escrow securities within escrow to or between a registered retirement savings plan (RRSP), registered retirement income fund (RRIF) or other similar registered plan or fund with a trustee, where the beneficiaries of the plan or fund are limited to you and your spouse, children and parents provided that:

(a) you make application to transfer under the Policy at least 10 business days and not more than 30 business days prior to the date of the proposed transfer; and

(b) the Exchange does not provide notice of its objection to the Escrow Agent prior to 10:00 a.m. (Vancouver time) or 11:00 a.m. (Calgary time) on such specified date.

(2) Prior to the transfer the Escrow Agent must receive:

(a) evidence from the trustee of the transferee plan or fund, or the trustee's agent, stating that, to the best of the trustee's knowledge, the annuitant of the RRSP or RRIF or the beneficiaries of the other registered plan or fund do not include any person or company other than you and your spouse, children and parents;

(b) a transfer power of attorney, executed by the transferor in accordance with the requirements of the Issuer's transfer agent; and

(c) an acknowledgement in the form of Form 5E signed by the trustee of the plan or fund.

5.6 Effect of Transfer Within Escrow

After the transfer of escrow securities within escrow, the escrow securities will remain in escrow and released from escrow under this Agreement as if no transfer has occurred, on the same terms that applied before the transfer. The Escrow Agent will not deliver any share certificates or other evidence of the escrow securities to transferees under this Part 5.

5.7 Discretionary Applications

The Exchange may consent to the transfer within escrow of escrow securities in other circumstances and on such terms and conditions as it deems appropriate.

PART 6 BUSINESS COMBINATIONS

6.1 Business Combinations

This Part applies to the following **(business combinations)**:

(a) a formal take-over bid for all outstanding securities of the Issuer or which, if successful, would result in a change of control of the Issuer

(b) a formal issuer bid for all outstanding equity securities of the Issuer

(c) a statutory arrangement

(d) an amalgamation

(e) a merger

(f) a reorganization that has an effect similar to an amalgamation or merger

6.2 Delivery to Escrow Agent

(1) You may tender your escrow securities to a person or company in a business combination. At least five business days prior to the date the escrow securities must be tendered under the business combination, you must deliver to the Escrow Agent:

(a) a written direction signed by you that directs the Escrow Agent to deliver to the depositary under the business combination any share certificates or other evidence of the escrow securities and a completed and executed cover letter or similar document and, where required, transfer power of attorney completed and executed for transfer in accordance with the requirements of the Issuer's depository, and any other documentation specified or provided by you and required to be delivered to the depositary under the business combination;

(b) written consent of the Exchange; and

(c) any other information concerning the business combination as the Escrow Agent may reasonably require.

6.3 Delivery to Depositary

(1) As soon as reasonably practicable, and in any event no later than three business days after the Escrow Agent receives the documents and information required under section 6.2, the Escrow Agent will deliver to the depositary, in accordance with the direction, any share certificates or other evidence of the escrow securities, and a letter addressed to the depositary that

(a) identifies the escrow securities that are being tendered;

(b) states that the escrow securities are held in escrow;

(c) states that the escrow securities are delivered only for the purposes of the business combination and that they will be released from escrow only after the Escrow Agent receives the information described in section 6.4;

(d) if any share certificates or other evidence of the escrow securities have been delivered to the depositary, requires the depositary to return to the Escrow Agent, as soon as practicable, the share certificates or other evidence of escrow securities that are not released from escrow into the business combination; and

(e) where applicable, requires the depositary to deliver or cause to be delivered to the Escrow Agent, as soon as practicable, share certificates or other evidence of additional escrow securities that you acquire under the business combination.

6.4 Release of Escrow Securities to Depositary

(1) The Escrow Agent will release from escrow the tendered escrow securities provided that:

(a) you or the Issuer make application to release the tendered securities under the Policy on a date at least 10 business days and not more than 30 business days prior to the date of the proposed release date; and

(b) the Exchange does not provide notice of its objection to the Escrow Agent prior to 10:00 a.m. (Vancouver time) or 11:00 a.m. (Calgary time) on such specified date;

(c) the Escrow Agent receives a declaration signed by the depositary or, if the direction identifies the depositary as acting on behalf of another person or company in respect of the business combination, by that other person or company, that

(i) the terms and conditions of the business combination have been met or waived; and

(ii) the escrow securities have either been taken up and paid for or are subject to an unconditional obligation to be taken up and paid for under the business combination.

6.5 Escrow of New Securities

(1) If you receive securities **(new securities)** of another issuer **(successor issuer)** in exchange for your escrow securities, the new securities will be subject to escrow in substitution for the tendered escrow securities, unless, immediately after completion of the business combination,

(a) the successor issuer is an exempt issuer as defined in the National Policy;

(b) the escrow holder was subject to a Value Security Escrow Agreement and is not a Principal of the successor issuer; and

(c) the escrow holder holds less than 1% of the voting rights attached to the successor issuer's outstanding securities. (In calculating this percentage, include securities that may be issued to the escrow holder under outstanding convertible securities in both the escrow holders securities and the total securities outstanding.)

6.6 Release from Escrow of New Securities

(1) The Escrow Agent will send to a Securityholder share certificates or other evidence of the Securityholder's new securities as soon as reasonably practicable after the Escrow Agent receives

(a) a certificate from the successor issuer signed by a director or officer of the successor issuer authorized to sign

(i) stating that it is a successor issuer to the Issuer as a result of a business combination;

(ii) containing a list of the securityholders whose new securities are subject to escrow under section 6.5;

(iii) containing a list of the securityholders whose new securities are not subject to escrow under section 6.5;

(b) written confirmation from the Exchange that it has accepted the list of Securityholders whose new securities are not subject to escrow under section 6.5; and

(2) The escrow securities of the Securityholders whose securities are not subject to escrow under section 6.5, will be released, and the Escrow Agent will send any share certificates or other evidence of the escrow securities in the possession of the Escrow Agent in accordance with section 2.4.

(3) If your new securities are subject to escrow, unless subsection (4) applies, the Escrow Agent will hold your new securities in escrow on the same terms and conditions, including release dates, as applied to the escrow securities that you exchanged.

(4) If the Issuer is a Tier 2 Issuer and the successor issuer is a Tier 1 Issuer, the release provisions in section 3.1(4) relating to graduation will apply. .

PART 7 RESIGNATION OF ESCROW AGENT

7.1 Resignation of Escrow Agent

(1) If the Escrow Agent wishes to resign as escrow agent, the Escrow Agent will give written notice to the Issuer and the Exchange.

(2) If the Issuer wishes to terminate the Escrow Agent as escrow agent, the Issuer will give written notice to the Escrow Agent and the Exchange.

(3) If the Escrow Agent resigns or is terminated, the Issuer will be responsible for ensuring that the Escrow Agent is replaced not later than the resignation or termination date by another escrow agent that is acceptable to the Exchange and that has accepted such appointment, which appointment will be binding on the Issuer and the Securityholders.

(4) The resignation or termination of the Escrow Agent will be effective, and the Escrow Agent will cease to be bound by this Agreement, on the date that is 60 days after the date of receipt of the notices referred to above by the Escrow Agent or Issuer, as applicable, or on such other date as the Escrow Agent and the Issuer may agree upon (the "resignation or termination date"), provided that the resignation or termination date will not be less than 10 business days before a release date.

(5) If the Issuer has not appointed a successor escrow agent within 60 days of the resignation or termination date, the Escrow Agent will apply, at the Issuer's expense, to a court of competent jurisdiction for the appointment of a successor escrow agent, and the duties and responsibilities of the Escrow Agent will cease immediately upon such appointment.

(6) On any new appointment under this section, the successor Escrow Agent will be vested with the same powers, rights, duties and obligations as if it had been originally named herein as Escrow Agent, without any further assurance, conveyance, act or deed. The predecessor Escrow Agent, upon receipt of payment for any outstanding account for its services and expenses then unpaid, will transfer, deliver and pay over to the successor Escrow Agent, who will be entitled to receive, all securities, records or other property on deposit with the predecessor Escrow Agent in relation to this Agreement and the predecessor Escrow Agent will thereupon be discharged as Escrow Agent.

(7) If any changes are made to Part 8 of this Agreement as a result of the appointment of the successor Escrow Agent, those changes must not be inconsistent with the Policy and the terms of this Agreement and the Issuer to this Agreement will fie a copy of the new Agreement with the Exchange.

PART 8 OTHER CONTRACTUAL ARRANGEMENTS

8.1 Escrow Agent Not a Trustee

The Escrow Agent accepts duties and responsibilities under this Agreement, and the escrow securities and any share certificates or other evidence of these securities, solely as a custodian, bailee and agent. No trust is intended to be, or is or will be, created hereby and the Escrow Agent shall owe no duties hereunder as a trustee.

8.2 Escrow Agent Not Responsible for Genuineness

The Escrow Agent will not be responsible or liable in any manner whatever for the sufficiency, correctness, genuineness or validity of any escrow security deposited with it.

8.3 Escrow Agent Not Responsible for Furnished Information

The Escrow Agent will have no responsibility for seeking, obtaining, compiling, preparing or determining the accuracy of any information or document, including the representative capacity in which a party purports to act, that the Escrow Agent receives as a condition to a release from escrow or a transfer of escrow securities within escrow under this Agreement.

8.4 Escrow Agent Not Responsible after Release

The Escrow Agent will have no responsibility for escrow securities that it has released to a Securityholder or at a Securityholder's direction according to this Agreement.

8.5 Indemnification of Escrow Agent

The Issuer and each Securityholder hereby jointly and severally agree to indemnify and hold harmless the Escrow Agent, its affiliates, and their current and former directors, officers, employees and agents from and against any and all claims, demands, losses, penalties, costs, expenses, fees and liabilities, including, without limitation, legal fees and expenses, directly or indirectly arising out of, in connection with, or in respect of, this Agreement, except where same result directly and principally from gross negligence, wilful misconduct or bad faith on the part of the Escrow Agent. This indemnity survives the release of the escrow securities, the resignation or termination of the Escrow Agreement and the termination of this Agreement.

8.6 Additional Provisions

(1) The Escrow Agent will be protected in acting and relying reasonably upon any notice, direction, instruction, order, certificate, confirmation, request, waiver, consent, receipt, statutory declaration or other paper or document (collectively referred to as "Documents") furnished to it and purportedly signed by any officer or person required to or entitled to execute and deliver to the Escrow Agent any such Document in connection with this Agreement, not only as to its due execution and the validity and effectiveness of its provisions, but also as to the truth or accuracy of any information therein contained, which it in good faith believes to be genuine.

(2) The Escrow Agent will not be bound by any notice of a claim or demand with respect thereto, or any waiver, modification, amendment, termination or rescission of this Agreement unless received by it in writing, and signed by the other Parties and approved by the Exchange, and, if the duties or indemnification of the Escrow Agent in this Agreement are affected, unless it has given its prior written consent.

(3) The Escrow Agent may consult with or retain such legal counsel and advisors as it may reasonably require for the purpose of discharging its duties or determining its rights under this Agreement and may rely and act upon the advice of such counsel or advisor. The Escrow Agent will give written notice to the Issuer as soon as practicable that it has retained legal counsel or other advisors. The Issuer will pay or reimburse the Escrow Agent for any reasonable fees, expenses and disbursements of such counsel or advisors.

(4) In the event of any disagreement arising under the terms of this Agreement, the Escrow Agent will be entitled, at its option, to refuse to comply with any and all demands whatsoever until the dispute is settled either by a written agreement among the Parties or by a court of competent jurisdiction.

(5) The Escrow Agent will have no duties or responsibilities except as expressly provided in this Agreement and will have no duty or responsibility under the Policy or arising under any other agreement, including any agreement referred to in this Agreement, to which the Escrow Agent is not a party.

(6) The Escrow Agent will have the right not to act and will not be liable for refusing to act unless it has received clear and reasonable documentation that complies with the terms of this Agreement. Such documentation must not require the exercise of any discretion or independent judgment.

(7) The Escrow Agent is authorized to cancel any share certificate delivered to it and hold such Securityholder's escrow securities in electronic, or uncertificated form only, pending release of such securities from escrow.

(8) The Escrow Agent will have no responsibility with respect to any escrow securities in respect of which no share certificate or other evidence or electronic or uncertificated form of these securities has been delivered to it, or otherwise received by it.

8.7 Limitation of Liability of Escrow Agent

The Escrow Agent will not be liable to any of the Parties hereunder for any action taken or omitted to be taken by it under or in connection with this Agreement, except for losses directly, principally and immediately caused by its bad faith, wilful misconduct or gross negligence. Under no circumstances will the Escrow Agent be liable for any special, indirect, incidental, consequential, exemplary, aggravated or punitive losses or damages hereunder, including any loss of profits, whether foreseeable or unforeseeable. Notwithstanding the foregoing or any other provision of this Agreement, in no event will the collective liability of the Escrow Agent under

or in connection with this Agreement to any one or more Parties, except for losses directly caused by its bad faith or willful misconduct, exceed the amount of its annual fees under this Agreement or the amount of three thousand dollars ($3,000.00), whichever amount shall be greater.

8.8 Remuneration of Escrow Agent

The Issuer will pay the Escrow Agent reasonable remuneration for its services under this Agreement, which fees are subject to revision from time to time on 30 days' written notice. The Issuer will reimburse the Escrow Agent for its expenses and disbursements. Any amount due under this section and unpaid 30 days after request for such payment, will bear interest from the expiration of such period at a rate per annum equal to the then current rate charged by the Escrow Agent, payable on demand.

8.9 Transfer of Magic Dragon Ventures Ltd. Released Shares

Magic Dragon Ventures Ltd. ("Dragon"), Anthony Beruschi, the Escrow Agent and the Issuer agree and acknowledge that the last 2,000,000 of the 9,250,000 escrowed securities of Dragon to be released from escrow pursuant to the terms of this Agreement shall continue to be held in further escrow by the Escrow Agent in accordance with the terms of a further escrow agreement entered into between the Issuer, the Escrow Agent and Anthony Beruschi dated as of the date hereof, the terms of which Dragon (as an assignee of the shares issued by the Issuer to Mr. Anthony Beruschi pursuant to a Purchase and Sale Agreement dated July 27, 2006, as amended) expressly accedes to.

PART 9 INDEMNIFICATION OF THE EXCHANGE

9.1 Indemnification

(1) The Issuer and each Securityholder jointly and severally:

(a) release, indemnify and save harmless the Exchange from all costs (including legal cost, expenses and disbursements), charges, claims, demands, damages, liabilities, losses and expenses incurred by the Exchange;

(b) agree not to make or bring a claim or demand, or commence any action, against the Exchange; and

(c) agree to indemnify and save harmless the Exchange from all costs (including legal costs) and damages that the Exchange incurs or is required by law to pay as a result of any person's claim, demand or action,

arising from any and every act or omission committed or omitted by the Exchange, in connection with this Agreement, even if said act or omission was negligent, or constituted a breach of the terms of this Agreement.

(2) This indemnity survives the release of the escrow securities and the termination of this Agreement.

PART 10 NOTICES

10.1 Notice to Escrow Agent

Documents will be considered to have been delivered to the Escrow Agent on the next business day following the date of transmission, if delivered by fax, the date of delivery, if delivered by hand during normal business hours or by prepaid courier, or 5 business days after the date of mailing, if delivered by mail, to the following:

Computershare Investor Services Inc.
510 Burrard Street
Vancouver, BC V6C 3B9
Fax: (604)-664-9401

Attn: Brian Morrison - Relationship Manager, Client Services

10.2 Notice to Issuer

Documents will be considered to have been delivered to the Issuer on the next business day following the date of transmission, if delivered by fax, the date of delivery, if delivered by hand or by prepaid courier, or 5 business days after the date of mailing, if delivered by mail, to the following:

Boss Power Corp.,
Suite 501 – 905 West Pender Street,
Vancouver, British
Columbia, V6C 1L6

Attn: Douglas Brooks
Fax: (604)-669-5886

10.3 Deliveries to Securityholders

Documents will be considered to have been delivered to a Securityholder on the date of delivery, if delivered by hand or by prepaid courier, or 5 business days after the date of mailing, if delivered by mail, to the address on the Issuer's share register.

Any share certificates or other evidence of a Securityholder's escrow securities will be sent to the Securityholder's address on the Issuer's share register unless the Securityholder has advised the Escrow Agent in writing otherwise at least ten business days before the escrow securities are released from escrow. The Issuer will provide the Escrow Agent with each Securityholder's address as listed on the Issuer's share register.

10.4 Change of Address

(1) The Escrow Agent may change its address for delivery by delivering notice of the change of address to the Issuer and to each Securityholder.

(2) The Issuer may change its address for delivery by delivering notice of the change of address to the Escrow Agent and to each Securityholder.

(3) A Securityholder may change that Securityholder's address for delivery by delivering notice of the change of address to the Issuer and to the Escrow Agent.

10.5 Postal Interruption

A party to this Agreement will not mail a Document if the party is aware of an actual or impending disruption of postal service.

PART 11 GENERAL

11.1 Interpretation – "holding securities"

Unless the context otherwise requires, all capitalized terms that are not otherwise defined in this Agreement, shall have the meanings as defined in *Policy 1.1 - Interpretation* or in *Policy 5.4 - Escrow, Vendor Consideration and Resale Restrictions.*

When this Agreement refers to securities that a Securityholder "holds", it means that the Securityholder has direct or indirect beneficial ownership of or control or direction over the securities.

11.2 Enforcement by Third Parties

The Issuer enters this Agreement both on its own behalf and as trustee for the Exchange and the Securityholders of the Issuer, and this Agreement may be enforced by either the Exchange, or the Securityholders of the Issuer, or both.

11.3 Termination, Amendment, and Waiver of Agreement

(1) Subject to subsection 11.3(3), this Agreement shall only terminate:

(a) with respect to all the Parties:

(i) as specifically provided in this Agreement;

(ii) subject to subsection 11.3(2), upon the agreement of all Parties; or

(iii) when the Securities of all Securityholders have been released from escrow pursuant to this Agreement; and

(b) with respect to a Party:

(i) as specifically provided in this Agreement; or

(ii) if the Party is a Securityholder, when all of the Securityholder's Securities have been released from escrow pursuant to this Agreement.

(2) An agreement to terminate this Agreement pursuant to section 11.3(1)(a)(ii) shall not be effective unless and until the agreement to terminate

(a) is evidenced by a memorandum in writing signed by all Parties;

(b) has been consented to in writing by the Exchange; and

(c) has been approved by a majority of securityholders of the Issuer who are not Securityholders.

(3) Notwithstanding any other provision in this Agreement, the obligations set forth in section 9.1 shall survive the termination of this Agreement and the resignation or removal of the Escrow Agent.

(4) No amendment or waiver of this Agreement or any part of this Agreement shall be effective unless the amendment or waiver:

(a) is evidenced by a memorandum in writing signed by all Parties;

(b) has been approved in writing by the Exchange; and

(c) has been approved by a majority of securityholders of the Issuer who are not Securityholders.

(5) No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provision (whether similar or not), nor shall any waiver constitute a continuing waiver, unless expressly provided.

11.4 Severance of Illegal Provision

Any provision or part of a provision of this Agreement determined by a court of competent jurisdiction to be invalid, illegal or unenforceable shall be deemed stricken to the extent necessary to eliminate any invalidity, illegality or unenforceability, and the rest of the Agreement and all other provisions and parts thereof shall remain in full force and effect and be binding upon the parties hereto as though the said illegal and/or unenforceable provision or part thereof had never been included in this Agreement.

11.5 Further Assurances

The Parties will execute and deliver any further documents and perform any further acts reasonably requested by any of the Parties to this agreement which are necessary to carry out the intent of this Agreement.

11.6 Time

Time is of the essence of this Agreement.

11.7 Consent of Exchange to Amendment

The Exchange must approve any amendment to this Agreement.

11.8 Additional Escrow Requirements

A Canadian exchange may impose escrow terms or conditions in addition to those set out in this Agreement.

11.9 Governing Laws

The laws of British Columbia and the applicable laws of Canada will govern this Agreement.

11.10 Counterparts

The Parties may execute this Agreement by fax and in counterparts, each of which will be considered an original and all of which will be one agreement.

11.11 Singular and Plural

Wherever a singular expression is used in this Agreement, that expression is considered as including the plural or the body corporate where required by the context.

11.12 Language

This Agreement has been drawn up in the English language at the request of all parties. Cet acte a été rédigé en anglais à la demande de toutes les parties.

11.13 Benefit and Binding Effect

This Agreement will benefit and bind the Parties and their heirs, executors, administrators, successors and permitted assigns and all persons claiming through them as if they had been a Party to this Agreement.

11.14, Entire Agreement

This is the entire agreement among the Parties concerning the subject matter set out in this Agreement and supersedes any and all prior understandings and agreements.

11.15 Successor to Escrow Agent

Any corporation with which the Escrow Agent may be amalgamated, merged or consolidated, or any corporation succeeding to the business of the Escrow Agent will be the successor of the Escrow Agent under this Agreement without any further act on its part or on the part or any of the Parties, provided that the successor is recognized by the Exchange.

[SPACE LEFT INTENTIONALLY BLANK]

The Parties have executed and delivered this Agreement as of the date set out above.

COMPUTERSHARE INVESTOR SERVICES INC.

"Signed"
Authorized signatory

"Signed"
Authorized signatory

BOSS POWER CORP.

"Signed"
Authorized signatory

Authorized signatory

Signed, sealed and delivered by)
DOUGLAS BROOKS in the presence of:)
)
"Signed")
Name)
)
) *"Signed"*
Address) **DOUGLAS BROOKS**
)
)
)
)
)
Occupation)

Signed, sealed and delivered by)
KEVIN ADDIE in the presence of:)

"Signed")
Name)

__________)
Address)

__________)

__________)
Occupation)

"Signed"
KEVIN ADDIE

Signed, sealed and delivered by)
IRVIN RIDD in the presence of:)

"Signed")
Name)

__________)
Address)

__________)

__________)
Occupation)

"Signed"
IRVIN RIDD

Signed, sealed and delivered by)
RON HUGHES in the presence of:)

"Signed")
Name)

__________)
Address)

__________)

__________)
Occupation)

"Signed"
RON HUGHES

Signed, sealed and delivered by)
ANTHONY J. BERUSCHI in the presence of:)

"Signed")
Name)

_____________________________)
Address)

_____________________________)

_____________________________)
Occupation)

"Signed"
ANTHONY J. BERUSCHI

Signed, sealed and delivered by)
STUART "TOOKIE" ANGUS in the presence of:)

"Signed")
Name)

_____________________________)
Address)

_____________________________)

_____________________________)
Occupation)

"Signed"
STUART "TOOKIE" ANGUS

SANTOY RESOURCES LTD.

"Signed"
Authorized signatory

____
Authorized signatory

RUSSIAN GOLDFIELDS LTD.

"Signed"
Authorized signatory

Authorized signatory

MAGIC DRAGON VENTURES LTD.

"Signed"
Authorized signatory

Authorized signatory

XYQUEST MINING CORP.

"Signed"
Authorized signatory

Authorized signatory

DOMINICA MINING INC.

"Signed"
Authorized signatory

Authorized signatory

POWER RESOURCES CORP.

"Signed"
Authorized signatory

Authorized signatory

320915 B.C. LTD.

"Signed"
Authorized signatory

Authorized signatory

SOUTH YARRA INVESTMENTS LTD.

"Signed"
Authorized signatory

Authorized signatory

CARMEL MANAGEMENT INC.

"Signed"
Authorized signatory

Authorized signatory

Schedule "A" to Escrow Agreement

Securityholder

Name: Douglas Brooks

Signature: *"Signed"*

Address for Notice:
Suite 501 – 905 West Pender Street, Vancouver, BC V6C 1L6

Securities:

Class and Type (i.e. Value Securities or Surplus Securities	*Number*	*Certificate(s) (if applicable)*
Common Shares – Value	458,892	
Options to purchase Common Shares - Value	107,393	

Securityholder

Name: Kevin Addie

Signature: *"Signed"*

Address for Notice:
Suite 501 – 905 West Pender Street, Vancouver, BC V6C 1L6

Securities:

Class and Type (i.e. Value Securities or Surplus Securities	*Number*	*Certificate(s) (if applicable)*
Common Shares – Value	138,676	

Securityholder

Name: Irvin Ridd

Signature: *"Signed"*

Address for Notice:
Suite 501 – 905 West Pender Street, Vancouver, BC V6C 1L6

Securities:

Class and Type (i.e. Value Securities or Surplus Securities	*Number*	*Certificate(s) (if applicable)*
Common Shares – Value	66,540	

Securityholder

Name: Ron Hughes

Signature: *"Signed"*

Address for Notice:
Suite 501 – 905 West Pender Street, Vancouver, BC V6C 1L6

Securities:

Class and Type (i.e. Value Securities or Surplus Securities	*Number*	*Certificate(s) (if applicable)*
Common Shares – Value	37,468	
Options to purchase Common Shares – Value	10,000	

Securityholder

Name: Anthony J. Beruschi

Signature: *"Signed"*

Address for Notice:
Suite 501 – 905 West Pender Street, Vancouver, BC V6C 1L6

Securities:

Class and Type (i.e. Value Securities or Surplus Securities	*Number*	*Certificate(s) (if applicable)*
Common Shares – Value	3,030,998	

<u>Securityholder</u>

Name: Stuart "Tookie" Angus

Signature: *"Signed"*

Address for Notice:
<u>6581 Hwy 101, Sechelt, BC V0N 3A8</u>

Securities:

Class and Type (i.e. Value Securities or Surplus Securities	*Number*	*Certificate(s) (if applicable)*
Common Shares – Value	1,000,000	

Securityholder

Name: Santoy Resources Ltd.

Signature: *"Signed"*

Address for Notice:
Suite 611 – 675 West Hastings Street, Vancouver, BC V6B 1N2

Securities:

Class and Type (i.e. Value Securities or Surplus Securities	*Number*	*Certificate(s) (if applicable)*
Common Shares – Value	26,250,000	

Securityholder

Name: Russian Goldfields Ltd.

Signature: *"Signed"*

Address for Notice:
Suite 501 – 905 West Pender Street, Vancouver, BC V6C 1L6

Securities:

Class and Type (i.e. Value Securities or Surplus Securities	*Number*	*Certificate(s) (if applicable)*
Common Shares – Value	500,000	

Securityholder

Name: Magic Dragon Ventures Ltd.

Signature: *"Signed"*

Address for Notice:
Suite 501 – 905 West Pender Street, Vancouver, BC V6C 1L6

Securities:

Class and Type (i.e. Value Securities or Surplus Securities	*Number*	*Certificate(s) (if applicable)*
Common Shares – Value	9,250,000	

Securityholder

Name: XyQuest Mining Corp.

Signature: *"Signed"*

Address for Notice:
Suite 501 – 905 West Pender Street, Vancouver, BC V6C 1L6

Securities:

Class and Type (i.e. Value Securities or Surplus Securities	*Number*	*Certificate(s) (if applicable)*
Common Shares – Value	2,500,000	

Securityholder

Name: Dominica Mining Inc.

Signature: *"Signed"*

Address for Notice:
Suite 501 – 905 West Pender Street, Vancouver, BC V6C 1L6

Securities:

Class and Type (i.e. Value Securities or Surplus Securities	*Number*	*Certificate(s) (if applicable)*
Common Shares – Value	2,500,000	

Securityholder

Name: Power Resources Corp.

Signature: *"Signed"*

Address for Notice:
Suite 501 – 905 West Pender Street, Vancouver, BC V6C 1L6

Securities:

Class and Type (i.e. Value Securities or Surplus Securities	*Number*	*Certificate(s) (if applicable)*
Common Shares – Value	1,500,000	

Securityholder

Name: 320915 B.C. Ltd.

Signature: *"Signed"*

Address for Notice:
Suite 501 – 905 West Pender Street, Vancouver, BC V6C 1L6

Securities:

Class and Type (i.e. Value Securities or Surplus Securities	*Number*	*Certificate(s) (if applicable)*
Common Shares – Value	3,000,000	

Securityholder

Name: South Yarra Investments Ltd.

Signature: *"Signed"*

Address for Notice:
Suite 501 – 905 West Pender Street, Vancouver, BC V6C 1L6

Securities:

Class and Type (i.e. Value Securities or Surplus Securities	*Number*	*Certificate(s) (if applicable)*
Common Shares – Value	3,000,000	

Securityholder

Name: Carmel Management Inc.

Signature: *"Signed"*

Address for Notice:
Suite 501 – 905 West Pender Street, Vancouver, BC V6C 1L6

Securities:

Class and Type (i.e. Value Securities or Surplus Securities	*Number*	*Certificate(s) (if applicable)*
Common Shares – Value	1,000,000	

SCHEDULE B(1) – TIER 1 VALUE SECURITY ESCROW AGREEMENT

RELEASE OF SECURITIES

Timed Release

Release Dates	Percentage of Total Escrowed Securities to be Released	Total Number of Escrowed Securities to be Released
June 14, 2007	1/4 of your escrow securities	
December 14, 2007	1/3 of your remaining escrow securities	
June 14, 2008	1/2 of your remaining escrow securities	
December 14, 2008	all of your remaining escrow securities	
TOTAL	100%	

*In the simplest case where there are no changes to the escrow securities initially deposited and no additional escrow securities, then the release schedule outlined above results in the escrow securities being released in equal tranches of 25%.

SCHEDULE B(2) – TIER 2 VALUE SECURITY ESCROW AGREEMENT

RELEASE OF SECURITIES

__Timed Release__

Release Dates	Percentage of Total Escrowed Securities to be Released	Total Number of Escrowed Securities to be Released
June 14, 2007	1/10 of your escrowed securities	
December 14, 2007	1/6 of your remaining escrow securities	
June 14, 2008	1/5 of your remaining escrow securities	
December 14, 2008	1/4 of your remaining escrow securities	
June 14, 2009	1/3 of your remaining escrow securities	
December 14, 2009	1/2 of your remaining escrow securities	
June 14, 2010	all of your remaining escrow securities	
TOTAL	100%	

*In the simplest case where there are no changes to the escrow securities initially deposited and no additional escrow securities, the release schedule outlined above results in the escrow securities being released in equal tranches of 15% after completion of the release on the date of the Exchange Bulletin.

SCHEDULE B(3) – TIER 1 SURPLUS SECURITY ESCROW AGREEMENT

RELEASE OF SECURITIES

Timed Release

Release Dates	Percentage of Total Escrowed Securities to be Released	Total Number of Escrowed Securities to be Released
June 14, 2007	1/10 of your escrow securities	
December 14, 2007	1/6 of your remaining escrow securities	
June 14, 2008	1/5 of your remaining escrow securities	
December 14, 2008	1/4 of your remaining escrow securities	
June 14, 2009	1/3 of your remaining escrow securities	
December 14, 2009	1/2 of your remaining escrow securities	
June 14, 2010	all of your remaining escrow securities	
TOTAL	100%	

*In the simplest case where there are no changes to the escrow securities initially deposited and no additional escrow securities, the release schedule outlined above results in the escrow securities being released in equal tranches of 15% after completion of the release on the date of the Exchange Bulletin.

SCHEDULE B(4) – TIER 2 SURPLUS SECURITY ESCROW AGREEMENT

RELEASE OF SECURITIES

Timed Release

Release Dates	Percentage of Total Escrowed Securities to be Released	Total Number of Escrowed Securities to be Released
June 14, 2007	no release	
December 14, 2007	1/20 of your escrow securities	
June 14, 2008	1/19 of your remaining escrow securities	
December 14, 2008	1/18 of your remaining escrow securities	
June 14, 2009	1/17 of your remaining escrow securities	
December 14, 2009	1/8 of your remaining escrow securities	
June 14, 2010	1/7 of your remaining escrow securities	
December 14, 2010	1/6 of your remaining escrow securities	
June 14, 2011	1/5 of your remaining escrow securities	
December 14, 2011	1/4 of your remaining escrow securities	
June 14, 2012	1/3 of your remaining escrow securities	
December 14, 2012	1/2 of your remaining escrow securities	
June 14, 2013	all of your remaining escrow securities	
TOTAL	100%	

82-4571

WARRANT INDENTURE

BOSS POWER CORP.
COMPUTERSHARE TRUST COMPANY OF CANADA

June 12, 2007

TABLE OF CONTENTS

WARRANT INDENTURE

THIS WARRANT INDENTURE dated as of June 12, 2007,

BETWEEN:

> **BOSS POWER CORP.**, a company duly incorporated pursuant to the laws of British Columbia, having its registered office at 501 – 905 West Pender St., Vancouver, British Columbia, V6C 1L6
>
> (the "**Corporation**")

AND:

> **COMPUTERSHARE TRUST COMPANY OF CANADA**, a trust company existing under the laws of Canada, having an office at 510 Burrard Street, Suite 2100, Vancouver, British Columbia, V6C 3B9
>
> (the "**Warrant Agent**")

WITNESSES THAT WHEREAS:

A. the Corporation proposes to create and issue up to 4,424,516 Warrants exercisable by the holders thereof on the terms hereinafter set forth for the acquisition of Shares;

B. the Corporation is duly authorized to create and issue the Warrants to be issued as herein provided;

C. all things necessary have been done and performed to make the Warrants, when certified by the Warrant Agent and issued and delivered as provided in this Indenture, legal, valid and binding upon the Corporation with the benefits of and subject to the terms of this Indenture;

D. the foregoing recitals are made as statements of fact by the Corporation and not by the Warrant Agent; and

E. the Warrant Agent has agreed to enter into this Indenture and to hold all rights, interests and benefits contained herein for and on behalf of those persons who become holders of Warrants from time to time issued pursuant to this Indenture.

NOW THEREFORE in consideration of the premises and the covenants of the parties, the Corporation hereby appoints the Warrant Agent as Warrant Agent for the Warrantholders, to hold all rights, interests and benefits contained herein for and on behalf of those persons who become holders of Warrants from time to time issued pursuant to this Indenture and it is hereby agreed and declared as follows:

1. INTERPRETATION

1.1 Definitions

In this Indenture and in the recitals and schedules hereto, unless there is something in the subject matter or context inconsistent therewith, the following phrases and words shall have the following meanings:

(a) "**Acceleration Event**" has the meaning given to it in subsection 4.7(b);

(b) "**Acceleration Notice**" has the meaning given to it in subsection 4.7(b);

(c) "**Accredited Investor**" means a person described in the definition of "accredited investors" specified in Regulation D adopted pursuant to the U.S. Securities Act;

(d) "**Applicable Legislation**" means the provisions of any statute of Canada or a province thereof, and the regulations under any such statute, relating to indentures or the rights, duties or obligations of corporations and Warrant Agents under indentures as are from time to time in force and applicable to this Indenture;

(e) "**board**" means the board of directors of the Corporation;

(f) "**business day**" means a day that is not a Saturday, Sunday, or civic or statutory holiday in the City of Vancouver, British Columbia;

(g) "**Corporation**" means Boss Power Corp. and its lawful successors from time to time as provided for in section 9.4;

(h) "**Corporation's auditors**" means the firm of chartered accountants duly appointed as auditors of the Corporation from time to time;

(i) "**Convertible Security**" means a security of the Corporation (other than the Warrants) or any other issuer convertible into or exchangeable for or otherwise carrying the right to acquire Shares;

(j) "**Co-transfer Agent**" has the meaning given in section 2.1;

(k) "**counsel**" means a barrister or solicitor (who may be an employee of the Corporation) or a firm of barristers and solicitors (who may be counsel for the Corporation), in both cases acceptable to the Warrant Agent;

(l) "**Current Market Price**" of the Shares at any date means the weighted average trading price of the Shares on any stock exchange in Canada or the United States on which the Shares are listed and posted for trading as may be selected for that purpose by the board, during the 10 most recent trading days ending on a date not earlier than the fifth trading day before that date or, if the Shares are not listed and posted for trading on any stock exchange, the Current Market Price as determined by the board in accordance with generally accepted accounting principles;

(m) "**director**" means a director of the Corporation for the time being, and reference without more to action by the directors means action by the directors of the Corporation as a board or, whenever duly empowered, action by an executive committee of the board, in each case by resolution duly passed;

(n) "**dividends**" means dividends or distributions (payable in cash or in securities, property or assets of equivalent value) declared payable on the Shares;

(o) "**dividends paid in the ordinary course**" means such dividends or distributions declared payable on a Share in any fiscal year of the Corporation to the extent that such dividends or distributions in the aggregate do not exceed 5% of the applicable Exercise Price and for such purposes the amount of any dividends or distributions paid in other

than cash or shares shall be the fair market value of such dividends or distributions as determined by the directors;

(p) "**Exercise Date**" with respect to any Warrant means the date on which the Warrant Certificate evidencing such Warrant is duly surrendered in accordance with the provisions of section 4.1;

(q) "**Exercise Number**" at any time, means that number of Shares that Warrantholders are entitled to receive from time to time for each Warrant held upon exercise of the rights attached to the Warrant as that number may be adjusted by Article 5 hereof and that number, as at the date hereof, is equal to one Share for each one whole Warrant;

(r) "**Exercise Price**" has the meaning given in section 2.2;

(s) "**Exercise Period**" means the period commencing on the date the Warrants are issued in accordance with Section 2.1 and ending at 4:00 p.m. (Vancouver time) on the Expiry Date;

(t) "**Expiry Date**" means December 12, 2008 or such earlier date specified by the Corporation in accordance with subsection 4.7(b);

(u) "**Expiry Time**" means 4:00 p.m. (Vancouver time) on the Expiry Date;

(v) "**Extraordinary Resolution**" has the meaning given in sections 8.12 and 8.15;

(w) "**Initial Purchaser**" means the person who acquired the Warrants from the Corporation as part of the original offering of the units of which the Warrants were a part;

(x) "**person**" means an individual, a corporation, a partnership, a trust or any unincorporated organization, and words importing persons have a similar meaning;

(y) "**Provinces**" means the provinces of Canada;

(z) "**Registrar**" means a registrar, from time to time, of the Warrants appointed pursuant to subsection 3.4(a);

(aa) "**Regulation S**" means Regulation S under the U.S. Securities Act;

(bb) "**Securities Commissions**" means, collectively, the United States Securities and Exchange Commission and the securities commission or other securities regulatory authority under the applicable Securities Laws of each of the Provinces;

(cc) "**Securities Laws**" means, collectively, the applicable securities laws of each of Canada, the United States, the Provinces and the respective regulations made and forms prescribed thereunder together with all applicable published rules, policy statements, notices, blanket orders and rulings of the Securities Commissions; the rules and policies of TSXV and the applicable rules and regulations or policies of any regulatory authority in each of Canada, the United States and the Provinces;

(dd) "**Shares**" means fully paid and non-assessable common shares without par value in the capital of the Corporation; provided that if the exercise rights are subsequently adjusted or altered pursuant to subsection 5.2(d) or 5.2(e), "**Shares**" shall thereafter mean the

shares or other securities or property that a Warrantholder is entitled to on an exercise after the adjustment;

(ee) "**shareholder**" means an owner of record of one or more Shares or shares of any other class or series of the Corporation;

(ff) "**subsidiary of the Corporation**" means a corporation, more than 50% of the outstanding voting shares of which are owned, directly or indirectly, other than by way of security only, by the Corporation or by one or more subsidiaries of the Corporation; and, as used in this definition, "voting shares" means shares of a class or classes ordinarily entitled to vote for the election of a majority of the directors of a corporation irrespective of whether or not shares of any other class or classes shall have or might have the right to vote for directors by reason of the happening of any contingency;

(gg) "**this Warrant Indenture**", "**this Indenture**", "**herein**", "**hereby**" and similar expressions mean or refer to this Warrant Indenture and any indenture, deed or instrument supplemental or ancillary hereto; and the expressions "Article", "section", "subsection", "paragraph" or "clause" followed by a number or letter mean and refer to the specified Article, section, subsection, paragraph or clause of this Indenture;

(hh) "**trading day**" with respect to a stock exchange means a day on which Shares may be traded through the facilities of such stock exchange;

(ii) "**Warrant Agent**" means Computershare Trust Company of Canada, or any lawful successor including through the operation of section 10.9;

(jj) "**TSXV**" means TSX Venture Exchange;

(kk) "**United States**" means the United States as that term is defined in Regulation S;

(ll) "**U.S. Person**" means a U.S. Person as that term is defined in Regulation S;

(mm) "**U.S. Securities Act**" means the *Securities Act of 1933*, as amended, of the United States;

(nn) "**Warrant Certificates**" means certificates substantially in the form attached as Schedule "A" hereto or such other form as may be approved under subsection 2.3(a) evidencing Warrants;

(oo) "**Warrantholders**" or "**holders**" means the registered holders of Warrants;

(pp) "**Warrantholders' Request**" means an instrument signed in one or more counterparts by a Warrantholder or Warrantholders entitled to purchase, in the aggregate, not less than 15% of the aggregate number of Shares that could be acquired pursuant to all the Warrants then outstanding, requesting the Warrant Agent to take some action or proceeding specified therein;

(qq) "**Warrants**" means the whole warrants authorized to be created by the Corporation under section 2.1 and issued and certified under this Indenture entitling the holders thereof to acquire Shares and includes the warrants and rights evidenced by Warrant Certificates; and

(rr) **"written order of the Corporation"**, **"written direction of the Corporation"**, **"written request of the Corporation"**, **"written consent of the Corporation"** and **"certificate of the Corporation"** mean respectively a written order, direction, request, consent and certificate signed in the name of the Corporation by any one director or officer and may consist of one or more instruments so executed.

1.2 Words Importing the Singular and Gender

Words importing the singular include the plural and vice versa and words importing a particular gender include all genders.

1.3 Interpretation Not Affected by Headings

The division of this Indenture into Articles, sections, subsections and paragraphs, the provision of a table of contents and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Indenture.

1.4 Day Not a Business Day

In the event that the Expiry Date or any day on or before which any action is required to be taken hereunder is not a business day, then the Expiry Date shall be on or the action shall be required to be taken on or before the next succeeding day that is a business day.

1.5 Time of the Essence

Time is of the essence in all respects in this Indenture, the Warrants and the Warrant Certificates.

1.6 Currency

Except as otherwise stated, all dollar amounts herein are expressed in lawful money of Canada.

1.7 Applicable Law

This Indenture, the Warrants and the Warrant Certificates shall be governed by, construed and enforced in accordance with the laws of the Province of British Columbia and shall be treated in all respects as British Columbia contracts.

1.8 English Language

The parties hereto have declared that they have required that this Indenture and all other documents related hereto be in the English language.

Les parties aux présentes déclarent qu'elles ont exigé que la présente convention, de même que tous les documents s'y rapportant, soient rédigés en anglais.

1.9 Meaning of "outstanding" for Certain Purposes

Every Warrant Certificate certified and delivered by the Warrant Agent hereunder shall be deemed to be outstanding until it has been surrendered to the Warrant Agent pursuant to this Indenture, provided that:

(a) where the number of Warrants that has been exercised is less than the number represented by a Warrant Certificate surrendered in connection with the exercise, only the unexercised Warrants shall be deemed to be outstanding;

(b) where a Warrant Certificate has been issued in substitution for a Warrant Certificate that has been lost, stolen or destroyed, only the latest Warrant Certificate issued shall be counted for the purpose of determining the Warrants outstanding; and

(c) for the purpose of any provision of this Indenture entitling holders of outstanding Warrants to vote, sign consents, requests or other instruments or take any other action under this Indenture, Warrants owned legally or equitably by the Corporation or any subsidiary of the Corporation shall be disregarded, except that:

(1) for the purpose of determining whether the Warrant Agent shall be protected in relying on any vote, consent, request or other instrument or other action, only the Warrants of which the Warrant Agent has notice that they are so owned shall be so disregarded; and

(2) Warrants so owned that have been pledged in good faith other than to the Corporation or any subsidiary of the Corporation shall not be so disregarded if the pledgee establishes to the satisfaction of the Warrant Agent the pledgee's right to vote the Warrants in the pledgee's discretion free from the control of the Corporation or any subsidiary of the Corporation pursuant to the terms of the pledge.

2. ISSUE OF WARRANTS

2.1 Creation and Issue of Warrants

A total of up to 4,424,516 Warrants, each entitling the holder thereof to acquire from the Corporation on exercise thereof and payment of the Exercise Price, subject to adjustment as provided for in section 2.2 and Article 5, that number of Shares equal to the Exercise Number, are hereby authorized to be created and issued by the Corporation upon the written order of the Corporation and shall be executed by the Corporation and certified by or on behalf of the Warrant Agent, or by such other person as the Corporation may from time to time appoint with the approval of the Warrant Agent (hereinafter referred to as the "**Co-transfer Agent**"), and delivered by the Warrant Agent in accordance with subsection 2.3.

2.2 Terms of Warrants

(a) Subject to the provisions of Article 5, each of the Warrants issued under section 2.1 shall entitle the holder thereof to acquire from the Corporation, that number of Shares equal to the Exercise Number at any time during the Exercise Period, at an exercise price of Cdn.$1.00 per Share (the "**Exercise Price**").

(b) Fractional Warrants shall not be issued or otherwise provided for.

(c) Each Warrant shall entitle the holder thereof to such other rights and privileges as are set forth in this Indenture.

2.3 Warrant Certificates

(a) Warrants shall be issued in registered form only and shall be evidenced only by Warrant Certificates, which shall be substantially in the form attached as Schedule "A" hereto, with such additions, variations or omissions as may be permitted by the provisions of this Indenture or may from time to time be agreed upon between the Corporation and the Warrant Agent, shall be dated as of the date issued, shall bear such

legends and distinguishing letters and numbers as the Corporation shall, with the approval of the Warrant Agent, prescribe, and shall be issuable in any denomination excluding fractions.

(b) Warrants shall not initially be issued to U.S. Persons or to persons within the United States, except to Accredited Investors in accordance with an exemption from the registration requirements of the U.S. Securities Act.

(c) The Warrant Agent understands and acknowledges that the Warrants and the Shares issuable upon the exercise of the Warrants have not been and will not be registered under the U.S. Securities Act, provided, however, that such understanding and acknowledgement shall not detract from or in any way lessen or diminish the obligations of the Warrantholders, and the transferors and transferees of Warrants, to comply with all applicable laws with respect to the transfer, trade, disposition, sale or acquisition of the Warrants.

(d) Each Warrant Certificate issued to holders resident in the United States as well as all certificates issued in exchange for or in substitution of the foregoing securities shall bear a legend to the following effect (the "**Warrant Legend**"):

> THE SECURITIES REPRESENTED HEREBY AND THE SECURITIES ISSUED UPON EXERCISE OF THE WARRANTS HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT"), OR UNDER ANY STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF THE CORPORATION THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO THE CORPORATION; (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT; (C) WITHIN THE UNITED STATES IN ACCORDANCE WITH AN EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT; OR (D) IN COMPLIANCE WITH CERTAIN OTHER PROCEDURES SATISFACTORY TO THE CORPORATION.

provided that if the Warrants or any part hereof are being sold outside the United States in compliance with the requirements of Rule 904 of Regulation S under the U.S. Securities Act, the Warrant Legend may be removed by providing a declaration to the Corporation and the Warrant Agent to the following effect (or in such form as the Corporation or the Warrant Agent may from time to time prescribe to the effect that the sale of the securities is being made in compliance with Rule 904 of Regulation S under the U.S. Securities Act):

> The undersigned (A) acknowledges that the sale of _____ warrants, represented by certificate number ______, to which this declaration relates, has been made in reliance on Rule 904 of Regulation S under the United States Securities Act of 1933, as amended (the "1933 Act"), and (B) certifies that (1) the undersigned is not an affiliate of the Company (as that term is defined in Rule 405 under the 1933 Act), (2) the offer of such securities was not made to a person in the United States and either (a) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf

reasonably believed that the buyer was outside the United States, or (b) the transaction was executed in, on or through the facilities of a "Designated Offshore Securities Market" as defined in Rule 902 of Regulation S under the 1933 Act and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States, (3) neither the seller nor any affiliate of the seller nor any person acting on its behalf has engaged or will engage in any directed selling efforts in the United States in connection with the offer and sale of such securities, (4) the sale is bona fide and not for the purpose of "washing off" the resale restrictions imposed because the securities are "restricted securities" (as such term is defined in Rule 144(a)(3) under the 1933 Act), (5) the seller does not intend to replace such securities with fungible unrestricted securities of the Company and (6) the contemplated sale is not a transaction, or part of a series of transactions which, although in technical compliance with Regulation S, is part of a plan or scheme to evade the registration provisions of the 1933 Act. Terms used herein have the meanings given to them by Regulation S.

and provided further that, if any such securities are being sold pursuant to Rule 144 under the U.S. Securities Act or a transaction that does not require registration under the U.S. Securities Act or applicable state securities laws, the Warrant Legend may be removed by delivery to the Warrant Agent of a written opinion of U.S. counsel, of recognized standing reasonably satisfactory to the Corporation, to the effect that such legend is no longer required under applicable requirements of the U.S. Securities Act or state securities laws.

If the Warrant Certificate tendered for transfer bears the legend set forth herein and the transferee is a U.S. Person or is in the United States, the Warrant Certificate issued to such transferee shall bear the legend set forth in this Section 2.3.

(e) In addition to the Warrant Legend, each Warrant Certificate as well as all certificates issued in exchange for or in substitution of the foregoing securities shall, until October 13, 2007, bear a legend to the following effect:

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE OCTOBER 13, 2007.

THE SECURITIES REPRESENTED HEREBY ARE SUBJECT TO THE RULES AND POLICIES OF THE TSX VENTURE EXCHANGE. WITHOUT PRIOR WRITTEN APPROVAL OF THE TSX VENTURE EXCHANGE AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF THE TSX VENTURE EXCHANGE OR OTHERWISE IN CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT UNTIL OCTOBER 13, 2007.

(f) The Warrant Agent shall maintain a list of all registered holders of Warrant Certificates, including Warrant Certificates bearing the legend set forth in this Section 2.3.

(g) The Warrant Agent shall maintain and make available to the Corporation lists of all persons who are entitled to Warrant Certificates, and the Warrant Agent shall mail or deliver Warrant Certificates evidencing whole Warrants to those persons or as directed by the Corporation.

2.4 Issue in Substitution for Lost Warrants

(a) If a Warrant Certificate becomes mutilated or is lost, destroyed or stolen, the Corporation, subject to applicable law and to subsection 2.4(b), shall issue and thereupon the Warrant Agent shall countersign or certify and deliver a new Warrant Certificate of like date and tenor as the one mutilated, lost, destroyed or stolen upon surrender of and in place of and upon cancellation of the mutilated Warrant Certificate or in lieu of and in substitution for the lost, destroyed or stolen Warrant Certificate and the substituted Warrant Certificate shall be in a form approved by the Warrant Agent and shall be entitled to the benefit hereof, rank equally in accordance with its terms with all other Warrant Certificates issued or to be issued hereunder and will bear the same legends as the Warrant Certificate being replaced.

(b) The applicant for the issue of a new Warrant Certificate pursuant to this section 2.4 shall bear the reasonable cost of the issue thereof and in case of loss, destruction or theft shall, as a condition precedent to the issue thereof, furnish to the Corporation and to the Warrant Agent such evidence of ownership and of the loss, destruction or theft of the Warrant Certificate so lost, destroyed or stolen as shall be satisfactory to the Corporation and to the Warrant Agent in their discretion, and if required, furnish an indemnity and surety bond in amount and form satisfactory to them in their discretion, acting reasonably, and pay the reasonable charges of the Corporation and the Warrant Agent in connection therewith.

2.5 Warrantholder not a Shareholder

Nothing in this Indenture or in the holding of a Warrant evidenced by a Warrant Certificate, or otherwise, shall be construed as conferring upon a Warrantholder any right or interest whatsoever as a shareholder of the Corporation, including but not limited to the right to vote at, to receive notice of, or to attend meetings of shareholders or any other proceedings of the Corporation or the right to receive any dividend and other distribution.

2.6 Warrants to Rank Pari Passu

Except as otherwise provided herein, a Warrant shall rank *pari passu* with all other Warrants issued under this Indenture, whatever may be the actual date of issue of the Warrant Certificates that evidence them.

2.7 Signing of Warrant Certificates

The Warrant Certificates shall be signed by any one director or officer of the Corporation and need not be under the seal of the Corporation. The signatures of any of the directors or officers may be mechanically reproduced in facsimile and Warrant Certificates bearing those facsimile signatures shall be binding upon the Corporation as if they had been manually signed by the director or officer. Notwithstanding that any of the persons whose manual or facsimile signature appears on any Warrant Certificate as an officer or director may no longer hold office at the date of the Warrant Certificate or at the date of certification or delivery thereof, any Warrant Certificate signed as aforesaid shall, subject to section 2.8, be valid and binding upon the Corporation, and the registered holder thereof shall be entitled to the benefits of this Indenture.

2.8 Certification by the Warrant Agent or Co-transfer Agent

(a) The Warrant Agent shall certify Warrant Certificates upon the written direction of the Corporation. No Warrant Certificate shall be issued or, if issued, shall be valid or entitle the holder to the benefit hereof until it has been certified by manual signature by or on behalf of the Warrant Agent, or by manual signature by the Co-transfer Agent, substantially in the form approved by the Corporation and set out in Schedule "A" hereto, and the Warrant Agent and the certification by the Warrant Agent or by the Co-transfer Agent upon any Warrant Certificate shall be conclusive evidence as against the Corporation that the Warrant Certificate so certified has been duly issued hereunder and that the holder is entitled to the attributes and characteristics of the Warrants provided for in this Indenture.

(b) The certification of the Warrant Agent or of the Co-transfer Agent on Warrant Certificates issued hereunder shall not be construed as a representation or warranty by the Warrant Agent or by the Co-transfer Agent as to the validity of this Indenture or of the Warrant Certificates (except the due certification thereof) and the Warrant Agent or the Co-transfer Agent shall in no respect be liable or answerable for the use made of the Warrants or any of them or of the consideration therefor, except as otherwise specified herein.

3. EXCHANGE AND OWNERSHIP OF WARRANTS

3.1 Exchange of Warrant Certificates

(a) Upon the request of a Warrantholder, one or more Warrant Certificates may, upon compliance with the reasonable requirements of the Warrant Agent, be exchanged for one or more Warrant Certificates of different denominations evidencing, in the aggregate, the same number of Warrants as the Warrant Certificate or Warrant Certificates being exchanged.

(b) Warrants may be exchanged only at the principal transfer offices of the Warrant Agent in the City of Vancouver, or at the principal transfer office of the Co-transfer Agent designated by the Corporation or at any other place that is designated by the Corporation with the approval of the Warrant Agent. Any Warrant Certificates tendered for exchange shall be surrendered to the Warrant Agent or to its agent or the Co-transfer Agent and, upon issuance of new Warrants in exchange therefor, cancelled. The Corporation shall sign all Warrant Certificates necessary to carry out exchanges as aforesaid and those Warrant Certificates shall be certified by or on behalf of the Warrant Agent.

3.2 Charges for Exchange

Except as otherwise herein provided, the Warrant Agent or the Co-transfer Agent may charge a reasonable sum in respect of each Warrant transferred or Warrant Certificate exchanged. The party requesting the transfer or exchange, as a condition precedent thereto, shall pay such charges and shall pay or reimburse the Warrant Agent, the Co-transfer Agent or the Corporation for all exigible transfer taxes or governmental or other similar transfer charges required to be paid in connection therewith.

3.3 Ownership of Warrants

The Corporation and the Warrant Agent and their respective agents may deem and treat the holder of any Warrant as the absolute owner of that Warrant for all purposes, and the Corporation and the Warrant Agent and their respective agents shall not be affected by any notice or knowledge to the contrary except as required by statute or by order of a court of competent jurisdiction. The holder of any Warrant shall be entitled to the rights evidenced by that Warrant free from all equities or rights of set-off or counterclaim between the Corporation and the original or any intermediate holder thereof and all persons may act accordingly and the receipt from any holder for the Shares, Warrants or monies obtainable pursuant thereto shall be a good discharge to the Corporation and the Warrant Agent for the same and neither the Corporation nor the Warrant Agent shall be bound to inquire into the title of any such registered holder.

3.4 Registration and Transfer of Warrants

(a) The Corporation hereby appoints the Warrant Agent as registrar of the Warrants. The Corporation may hereafter, with the consent of the Warrant Agent, appoint one or more additional registrars of the Warrants, including any Co-transfer Agent.

(b) The Corporation shall cause a register to be kept by the Warrant Agent, and the Warrant Agent agrees to maintain such a register, at its principal transfer office in the City of Vancouver, in which shall be entered alphabetically the names and addresses of the holders of Warrants and other particulars of the Warrants held by them respectively and all transfers of Warrants and the date and other particulars of each transfer. Such registration shall be noted on the Warrant Certificates by the Warrant Agent or other Registrar. The Corporation shall also cause a branch register containing the foregoing information to be maintained by the Warrant Agent in such other place or places as the Corporation with the approval of the Warrant Agent may designate.

(c) No transfer of a Warrant shall be valid unless made on any one of the registers upon surrender of the Warrant Certificate to the Warrant Agent or other Registrar accompanied by a written instrument of transfer in form satisfactory to the Warrant Agent or other Registrar executed by the registered holder or his executors, administrator or other legal representatives or his attorney duly appointed by an instrument in writing in form and execution satisfactory to the Warrant Agent or other Registrar and upon compliance with the Securities Laws including, without limitation, any undertaking to the TSXV, as confirmed by the transferor and transferee by execution of the transfer form attached to the Warrant Certificate, and such other reasonable requirements as the Warrant Agent or other Registrar may prescribe.

(d) The transferee of any Warrant will, after surrender to the Warrant Agent of the Warrant Certificate evidencing such Warrant as required by subsection 3.4(c) hereof and upon compliance with all other conditions in respect thereof required by this Indenture or by law, be entitled to be entered on the registers of holders referred to in subsection 3.4(b) hereof, as the owner of such Warrant free from all equities or rights of set-off or counterclaim between the Corporation and the transferor or any previous holder of such Warrant, except in respect of equities of which the Corporation is required to take notice by statute or by order of a court of competent jurisdiction.

(e) The Corporation will be entitled, and may direct the Warrant Agent, to refuse to recognize any transfer, or enter the name of any transferee, of any Warrant on the registers referred to in subsection 3.4(b) hereof, if such transfer would constitute a violation of the Securities Laws, provided, however, in the absence of notice by the

Corporation of any such violation, the Warrant Agent may rely, without liability, upon any confirmation of compliance with the Securities Laws delivered pursuant to subsection 3.4(c) hereof with respect to the issue, exercise or transfer of any Warrants or Shares or other securities issued upon exercise of any Warrants. No duty shall rest with the Warrant Agent to determine compliance of the transferee or transferor of any Warrant with Securities Laws. The Warrant Agent shall be entitled to process all proffered transfers and exercises of Warrants upon the presumption that such transfers or exercises are permissible pursuant to all Securities Laws and regulatory requirements and the terms of this Indenture and the related Warrant Certificates. The Warrant Agent may assume for the purposes of this Indenture that the address on the register of Warrantholders of any Warrantholder is the actual address of such Warrantholder and is also determinative of the residence of such Warrantholder and that the address of any transferee to whom any Warrants or Shares or other securities issuable upon the exercise of any Warrants are to be registered, as shown on the transfer document, is the actual address of the transferee and is also determinative of the residency of the transferee.

(f) Warrants shall not be transferred to, or for the account or benefit of, U.S. Persons or persons within the United States, except (A) to the Corporation, (B) outside the United States in accordance with Rule 904 of Regulation S under the U.S. Securities Act (provided that the Corporation may require an opinion of counsel of recognized standing in a form satisfactory to the corporation prior to such offer, sale or transfer), (C) within the United States in accordance with the exemption from registration under the U.S. Securities Act provided by Rules 144 or 144A thereunder (provided that if an offer or sale under either Rule 144 or 144A, the Corporation may require an opinion of counsel of recognized standing in a form satisfactory to the Corporation prior to such offer, sale or transfer), if available, and in compliance with any applicable state securities laws, or (D) in a transaction that does not require registration under the U.S. Securities Act or applicable state securities laws, and the seller has furnished to the Corporation an opinion to such effect from counsel of recognized standing reasonably satisfactory to the Corporation prior to such offer, sale or transfer; and in respect of any transfer under this subsection 3.4(f), except a transfer to the Corporation under (A), the Corporation shall have authorized the Warrant Agent in writing to proceed with such transfer.

(g) The registers referred to in this section 3.4 shall at all reasonable times during business hours on a Business Day be open for inspection by the Corporation, by the Warrant Agent and by any Warrantholder.

(h) The registered holder of a Warrant may at any time and from time to time have the registration of the Warrant transferred from the register in which the registration thereof appears to another authorized register upon compliance with such reasonable requirements as the Warrant Agent or other Registrar may prescribe.

(i) Subject to subsection 3.4(j), the holder of a Warrant may at any time and from time to time have the Warrant transferred at any of the places at which a register of transfers is kept pursuant to this section 3.4 in accordance with the conditions herein, such reasonable requirements as the Registrar may prescribe and all applicable securities legislation and requirements of regulatory authorities, provided however that the transfer of Warrants shall be accompanied by a duly completed and medallion

guaranteed (by a participant in a recognized medallion signature guarantee program) transfer form.

(j) Except as required by law, neither the Warrant Agent nor any other Registrar nor the Corporation shall be charged with notice of or be bound to see to the execution of any trust, whether express, implied or constructive, in respect of any Warrant and may transfer any Warrant on the written direction of the person registered as the holder thereof, whether named as Warrant Agent or otherwise, as though that person were the beneficial owner thereof.

(k) The register required to be kept in the City of Vancouver shall not be closed at any time during the Warrant Agent's business hours. In the event that an office of the Warrant Agent or a Co-transfer Agent in any place is closed, notice of the closing shall be given, in the manner provided in section 11.2, to the Warrantholders.

(l) The Warrant Agent and every other Registrar shall from time to time, when requested so to do by the Corporation, or by the Warrant Agent furnish the Corporation or the Warrant Agent, as the case may be, with a list of names and addresses of the holders of Warrants entered on the register kept by such Warrant Agent or other Registrar showing the number of Warrants held by each such holder and the number of Shares which may be acquired upon exercise of the Warrants held by each such holder.

4. EXERCISE OF WARRANTS

4.1 Method of Exercise of Warrants

(a) The holder of any Warrants may, during the Exercise Period, exercise the right thereby conferred to acquire Shares by surrendering to the Warrant Agent at its principal transfer office in the City of Vancouver, or at any other place or places that may be designated by the Corporation with the approval of the Warrant Agent, or to the Co-transfer Agent at its principal transfer office designated by the Corporation, a Warrant Certificate or Warrant Certificates representing the Warrants held by such holder that are to be exercised, together with: (i) a duly completed and executed exercise form in the form set out in Appendix "A" to Schedule "A" hereto; and (ii) a certified cheque, bank draft or money order in lawful money of Canada payable to or to the order of the Corporation in an amount equal to the Exercise Price multiplied by the number of Shares subscribed for. The Warrants shall only be deemed to have been surrendered upon personal delivery thereof to, or if sent by mail or other means of transmission upon actual receipt thereof by, the Warrant Agent or the Co-transfer Agent at the office specified in this section. Any such exercise shall be subject to the holder providing such assurances and executing such documents as may, in the reasonable opinion of the Corporation or the Warrant Agent or the Co-transfer Agent, be required to ensure compliance with all applicable securities legislation.

(b) Any exercise form delivered pursuant to subsection 4.1(a) shall be signed by the Warrantholder or the Warrantholder's executors or administrators or other legal representatives or an attorney of the Warrantholder duly appointed by an instrument in writing satisfactory to the Warrant Agent or the Co-transfer Agent, as the case may be. The exercise form attached to the Warrant Certificate shall specify the number of Warrants being exercised, the person or persons in whose name or names the Shares to be issued upon exercise are to be issued, the person's or persons' address or addresses and the number of Shares to be issued to each person if more than one is so specified.

If any of the Shares to be acquired are to be issued to a person or persons other than the Warrantholder, the signatures set out in the subscription referred to in subsection 4.1(a) shall be guaranteed by a Canadian Chartered Bank, or by a medallion signature guarantee from a member of a recognized Signature Medallion Guarantee Program and the Warrantholder shall pay to the Warrant Agent or to its agent all exigible transfer taxes or governmental or other charges required to be paid in respect of the transfer of the Shares.

(c) If at the time of exercise of the Warrants there remain restrictions on resale under applicable Securities Laws on the Shares acquired, the Corporation may, on the advice of counsel, endorse with a notice of those restrictions, the certificates representing the Shares acquired.

(d) Warrants may not be exercised within the United States and no Shares issued upon exercise of Warrants will be delivered to any address in the United States unless the registered holder of the Warrants is either the Initial Purchaser or a permitted transferee who is an Accredited Investor, based upon such certificates and other evidence reasonably satisfactory to the Corporation, upon which the Corporation shall confirm to the Warrant Agent its satisfaction that the provisions of this subsection 4.1(d) have been complied with and the Warrant Agent shall be entitled to rely upon such confirmation.

4.2 Effect of Exercise of Warrants

(a) Upon exercise of the Warrants in accordance with section 4.1, and subject to sections 2.2, 4.3, 4.4 and 5.4, the Corporation shall cause the holder thereof to be entered forthwith on its register of shareholders as the holder of the Shares and the Shares so acquired shall be deemed to have been issued, and the person or persons to whom those Shares are to be issued shall be deemed to have become the shareholder or shareholders of record of the Shares on the Exercise Date unless the register of the Corporation shall be closed on that date, in which case the Shares so acquired shall be deemed to be issued and the person or persons shall be deemed to become the shareholder or shareholders of record of the Shares on the date on which the register is reopened and the Shares shall be issued on the later date.

(b) Upon the due exercise of Warrants by the holder, the Corporation shall forthwith cause to be delivered to the Warrant Agent, as agent for the person or persons in whose name or names the Shares so acquired are to be issued as specified in the exercise form attached to the Warrant Certificate, certificates for the number of Shares so acquired. Upon receipt by the Warrant Agent of such certificate, the Warrant Agent shall cause such certificate to be delivered forthwith, and in any event within five (5) Business Days, in accordance with the written delivery instructions of the holder or, in the absence of such instructions, by insured mail without charge therefor, to the person or persons in whose name or names the Shares have been issued at the address specified in the exercise form.

(c) If, in the opinion of counsel, any instrument is required to be filed with, or any permission, order or ruling is required to be obtained from, any securities administrator, regulatory agency or governmental authority in Canada or the United States or any other step is required under any federal or provincial law of Canada or any federal or state law of the United States before the Shares issuable upon exercise of the Warrants may be issued or delivered to a Warrantholder, the Corporation covenants that it will

use its commercially reasonable efforts to file such instrument, obtain such permission, order or ruling or take all such other actions, at its expense, as is required or appropriate in the circumstances.

(d) The Corporation or, if required by the Corporation, the Warrant Agent will give written notice of the issue of the Shares issuable upon exercise of the Warrants in such detail as may be required, to each securities regulatory agency or government authority in Canada in each jurisdiction in which there is legislation requiring the giving of any such notice.

4.3 Partial Exercise of Warrants

A Warrantholder may exercise any number of Warrants up to the aggregate number of Warrants represented by the Warrant Certificates surrendered. In the event of any exercise of a number of Warrants less than the number which the holder is entitled to exercise, the holder of the Warrants shall upon such exercise shall be entitled to receive, without charge therefor, a new Warrant Certificate in respect of the balance of the Warrants represented by the surrendered Warrant Certificate and not then exercised, and the Warrant Agent, if satisfied that the new Warrant Certificate is properly issuable, shall issue a new Warrant Certificate upon surrender of such Warrant Certificate.

4.4 No Fractional Shares or Warrants

Notwithstanding anything herein contained including any adjustment provided for in section 2.2 or Article 5, the Corporation shall not be obliged to issue any fractional Shares or to distribute certificates which evidence fractional Shares upon the exercise of one or more Warrants. To the extent that the holder of one or more Warrants would otherwise have been entitled to receive on the exercise or partial exercise thereof a fraction of a Share that holder may exercise that right in respect of the fraction only in combination with other Warrants that in the aggregate entitle the holder to acquire a whole number of Shares. If not so exercised, the Corporation shall not pay any amounts to the holder who would have otherwise been entitled to a fraction of a Share.

4.5 Accounting and Recording

The Warrant Agent shall record the particulars of the Warrants exercised, including the name or names and addresses of the persons who become holders of Shares on exercise and the Exercise Date. Within five business days after each Exercise Date, the Warrant Agent shall provide those particulars in writing to the Corporation.

4.6 Cancellation of Surrendered Warrants

All Warrant Certificates surrendered to the Warrant Agent shall be cancelled by the Warrant Agent and, upon request therefor of the Corporation, the Warrant Agent shall furnish the Corporation with a certificate identifying the Warrant Certificates so cancelled and the number of Shares which have been issued pursuant to each.

4.7 Expiration of Warrants

(a) Any Warrant that is not exercised before the Expiry Time shall become void and of no effect immediately following the Expiry Time.

(b) The "**Acceleration Event**" will occur if at any time after October 12, 2007, the closing trading price of the Shares on any stock exchange in Canada or the United States on

which the Shares are listed is $1.25 or greater for 20 or more consecutive Trading Days. If the Acceleration Event occurs, the Corporation will have the option to provide each Warrantholder and the Warrant Agent with written notice (the "**Acceleration Notice**"): (i) specifying that the Acceleration Event has occurred; (ii) requesting that all Warrants be exercised by the holders thereof; and (iii) specifying that the Expiry Date shall be 25 business days from the date of the Acceleration Notice (the "**New Expiry Date**"). If the Corporation elects to provide the Acceleration Notice, the Expiry Date shall be the New Expiry Date and the Acceleration Notice shall be delivered to the Warrantholders and the Warrant Agent in accordance with section 11.2 hereof.

4.8 Share Certificates

Certificates representing Shares to be issued to holders resident in the United States upon the exercise of Warrants shall bear the following legend (the "**Share Legend**"):

> THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT") OR UNDER ANY STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF THE COMPANY THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO THE COMPANY, (B) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE U.S. SECURITIES ACT AND APPLICABLE STATE LAWS; (C) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH REGULATION S UNDER THE U.S. SECURITIES ACT, (D) WITHIN THE UNITED STATES IN ACCORDANCE WITH AN EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT PROVIDED BY RULES 144 OR 144A THEREUNDER, IF AVAILABLE, AND IN COMPLIANCE WITH ANY APPLICABLE STATE SECURITIES LAWS, OR (E) IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR APPLICABLE STATE SECURITIES LAWS, AND THE SELLER HAS FURNISHED TO THE COMPANY AN OPINION TO SUCH EFFECT, FROM COUNSEL OF RECOGNIZED STANDING REASONABLY SATISFACTORY TO THE COMPANY, PRIOR TO SUCH OFFER, SALE OR TRANSFER. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE GOOD DELIVERY IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.
>
> SUBJECT TO APPLICABLE CANADIAN LAW, AND PROVIDED THAT THE COMPANY IS A "FOREIGN ISSUER" WITHIN THE MEANING OF REGULATION S AT THE TIME OF SALE, AND PROVIDED FURTHER THAT THE FOLLOWING PROCEDURE COMPLIES WITH U.S. SECURITIES LAWS AT THE TIME OF SALE, A NEW CERTIFICATE BEARING NO U.S. RESTRICTIVE LEGENDS MAY BE OBTAINED FROM THE COMPANY'S REGISTRAR AND TRANSFER AGENT UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION, IN A FORM SATISFACTORY TO THE TRANSFER AGENT AND THE COMPANY, TO THE EFFECT THAT SUCH SALE IS BEING MADE

IN ACCORDANCE WITH REGULATION S UNDER THE U.S. SECURITIES ACT.

provided that if the Shares or any part hereof are being sold outside the United States in compliance with the requirements of Rule 904 of Regulation S under the U.S. Securities Act, the Share Legend may be removed by providing a declaration to the Corporation and the Warrant Agent to the following effect (or in such form as the Corporation or the Warrant Agent may from time to time prescribe to the effect that the sale of the securities is being made in compliance with Rule 904 of Regulation S under the U.S. Securities Act):

> The undersigned (A) acknowledges that the sale of _____ common shares, represented by certificate number ______, to which this declaration relates, has been made in reliance on Rule 904 of Regulation S under the United States Securities Act of 1933, as amended (the "1933 Act"), and (B) certifies that (1) the undersigned is not an affiliate of the Company (as that term is defined in Rule 405 under the 1933 Act), (2) the offer of such securities was not made to a person in the United States and either (a) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believed that the buyer was outside the United States, or (b) the transaction was executed in, on or through the facilities of a "Designated Offshore Securities Market" as defined in Rule 902 of Regulation S under the 1933 Act and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States, (3) neither the seller nor any affiliate of the seller nor any person acting on any of their behalf has engaged or will engage in any directed selling efforts in the United States in connection with the offer and sale of such securities, (4) the sale is bona fide and not for the purpose of "washing off" the resale restrictions imposed because the securities are "restricted securities" (as such term is defined in Rule 144(a)(3) under the 1933 Act), (5) the seller does not intend to replace such securities with fungible unrestricted securities of the Company and (6) the contemplated sale is not a transaction, or part of a series of transactions which, although in technical compliance with Regulation S, is part of a plan or scheme to evade the registration provisions of the 1933 Act. Terms used herein have the meanings given to them by Regulation S.

and provided that, if any such securities are being sold pursuant to Rule 144 under the U.S. Securities Act or a transaction that does not require registration under the U.S. Securities Act or applicable state securities laws, the Share Legend may be removed by delivery to Warrant Agent of a written opinion of U.S. counsel, of recognized standing reasonably satisfactory to the Corporation, to the effect that such legend is no longer required under applicable requirements of the U.S. Securities Act or state securities laws.

In addition to the foregoing, certificates representing Shares to be issued to holders upon the exercise of Warrants shall, until October 13, 2007, bear the following legend:

> UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE OCTOBER 13, 2007.

THE SECURITIES REPRESENTED HEREBY ARE SUBJECT TO THE RULES AND POLICIES OF THE TSX VENTURE EXCHANGE. WITHOUT PRIOR WRITTEN APPROVAL OF THE TSX VENTURE EXCHANGE AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF THE TSX VENTURE EXCHANGE OR OTHERWISE IN CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT UNTIL OCTOBER 13, 2007.

5. ADJUSTMENT OF EXERCISE NUMBER

5.1 Definitions

In this Article the terms "**record date**" and "**effective date**" where used herein shall mean 4:00 p.m. (Vancouver time) on the relevant date.

5.2 Adjustment of Exercise Number

The Exercise Number (or the number and kind of Shares or securities to be received upon exercise in the case of subsections 5.2(d) and 5.2(e) below) shall be subject to adjustment from time to time in the events and in the manner provided in section 5.3 and as follows:

(a) If during the Exercise Period the Corporation:

(1) issues to all or substantially all the holders of the Shares by way of a stock dividend or otherwise Shares or Convertible Securities, other than (i) the issue from time to time of Shares or Convertible Securities by way of stock dividend to shareholders who elect to receive Shares or Convertible Securities in lieu of cash dividends in the ordinary course or pursuant to a dividend reinvestment plan or (ii) as dividends paid in the ordinary course; or

(2) subdivides its outstanding Shares into a greater number of Shares; or

(3) combines, consolidates or reduces its outstanding Shares into a smaller number of Shares

(any of those events being herein called a "**Share Reorganization**"),

the Exercise Number shall be adjusted effective immediately after the record date at which the holders of Shares are determined for the purposes of the Share Reorganization or the effective date if no record date is fixed to a number that is the product of (1) the Exercise Number in effect on the record date and (2) a fraction:

(A) the numerator of which shall be the number of Shares outstanding after giving effect to the Share Reorganization; and

(B) the denominator of which shall be the number of Shares outstanding on the record date, or effective date if no record date is fixed, before giving effect to the Share Reorganization.

For the purposes of determining the number of Shares outstanding at any particular time for the purpose of this subsection 5.2(a) there shall be included that number of Shares which would have resulted from the conversion at that time of all outstanding Convertible Securities.

(b) If during the Exercise Period the Corporation fixes a record date for the issuance of rights, options or warrants to all or substantially all the holders of the Shares pursuant to which those holders are entitled to subscribe for, purchase or otherwise acquire Shares or Convertible Securities within a period of not more than 45 days from such record date at a price per share, or at a conversion price per share, of less than 95% of the Current Market Price on such record date (any such issuance being herein called a "**Rights Offering**" and Shares that may be acquired in exercise of the Rights Offering, or upon conversion of the Convertible Securities offered by the Rights Offering, being herein called the "**Offered Shares**"), the Exercise Number shall be adjusted effective immediately after the applicable record date to an Exercise Number that is the product of (1) the Exercise Number in effect on the record date and (2) a fraction:

(1) the numerator of which shall be the sum of (a) the number of Shares outstanding on the record date plus (b) the number of Offered Shares offered pursuant to the Rights Offering or the maximum number of Offered Shares into which the Convertible Securities so offered pursuant to the Rights Offering may be converted, as the case may be; and

(2) the denominator of which shall be the sum of:

(A) the number of Shares outstanding on the record date; and

(B) the number arrived at when (I) either the product of (a) the number of Offered Shares so offered and (b) the price at which those shares are offered, or the product of (c) the conversion price thereof and (d) the maximum number of Offered Shares for or into which the Convertible Securities so offered pursuant to the Rights Offering may be converted, as the case may be, is divided by (II) the Current Market Price of the Shares on the record date.

Any Offered Shares owned by or held for the account of the Corporation or a subsidiary of the Corporation shall be deemed not to be outstanding for the purpose of any such computation; if all the rights, options or warrants are not so issued or if all rights, options or warrants are not exercised prior to the expiration thereof, the Exercise Number shall be readjusted to the Exercise Number in effect immediately prior to the record date, and the Exercise Number shall be further adjusted based upon the number of Offered Shares (or Convertible Securities that are convertible into Offered Shares) actually delivered upon the exercise of the rights, options or warrants, as the case may be, but subject to any other adjustment required hereunder by reason of any event arising after that record date.

(c) If during the Exercise Period the Corporation issues or distributes to all or substantially all the holders of Shares, (i) shares of any class other than Shares, or (ii) rights, options or warrants other than rights, options or warrants exercisable within 45 days from the date of issue thereof at a price, or at a conversion price, of at least 95% of the Current Market Price at the record date for such distribution, or (iii) evidences of indebtedness, or (iv) any other cash, securities or other property or assets and that issuance or distribution does not constitute a Share Reorganization or a Rights Offering (any of

those events being herein called a "**Special Distribution**"), the Exercise Number shall be adjusted effective immediately after the record date at which the holders of Shares are determined for purposes of the Special Distribution to an Exercise Number that is the product of (1) the Exercise Number in effect on the record date and (2) a fraction:

(1) the numerator of which shall be the product of (I) the sum of the number of Shares outstanding on the record date plus the number of Shares which the Warrantholders would be entitled to receive upon exercise of all their outstanding Warrants if they were exercised on the record date and (II) the Current Market Price thereof on that date; and

(2) the denominator of which shall be:

(A) the product of (I) the sum of the number of Shares outstanding on the record date plus the number of Shares which the Warrantholders would be entitled to receive upon exercise of all their outstanding Warrants if they were exercised on the record date and (II) the Current Market Price thereof on the earlier of such record date and the date on which the Corporation announces its intention to make such distribution;

less

(B) the aggregate fair market value, as determined by the board, acting reasonably and in good faith, whose determination shall be conclusive, subject to the prior written consent of the TSXV, if required, of the shares, rights, options, warrants, evidences of indebtedness or other assets issued or distributed in the Special Distribution.

Any Shares owned by or held for the account of the Corporation shall be deemed not to be outstanding for the purpose of any such computation; to the extent that the distribution of shares, rights, options, warrants, evidences of indebtedness or assets is not so made or to the extent that any rights, options or warrants so distributed are not exercised, the Exercise Number shall be readjusted to the Exercise Number that would then be in effect based upon shares, rights, options, warrants, evidences of indebtedness or assets actually distributed or based upon the number of Shares or Convertible Securities actually delivered upon the exercise of the rights, options or warrants, as the case may be, but subject to any other adjustment required hereunder by reason of any event arising after the record date.

(d) If during the Exercise Period there is a reorganization of the Corporation (including, but not limited to, a reclassification of the Shares at any time outstanding or a change of the Shares into other shares or into other securities) not otherwise provided for in subsection 5.2(a) or a consolidation or merger or amalgamation of the Corporation with or into another body corporate including a transaction whereby all or substantially all of the Corporation's undertaking and assets become the property of any other corporation (other than a subsidiary of the Corporation) through sale, lease, exchange or otherwise (any such event being herein called a "**Capital Reorganization**") any holder of a Warrant who has not exercised his right to exchange his Warrant for Shares prior to the effective date of the Capital Reorganization shall be entitled to receive and shall accept, upon the exercise of his right at any time after the effective date of the Capital Reorganization, in lieu of the number of Shares (and any other securities or properties to which holders are entitled upon exercise of the Warrants) to which he or

she was theretofore entitled upon exercise of the Warrant, the aggregate number of shares or other securities or property of the Corporation, or the continuing, successor or purchasing corporation, as the case may be, under the Capital Reorganization that the holder would have been entitled to receive as a result of the Capital Reorganization if, on the effective date thereof, he or she had been the holder of the number of Shares (and any other securities to which holders are entitled upon exercise of the Warrants) to which immediately before the transaction he or she was entitled upon exercise of the Warrants; no Capital Reorganization shall be carried into effect unless all necessary steps have been taken so that the holders of Warrants shall thereafter be entitled to receive the number of shares or other securities or property of the Corporation, or of the continuing, successor or purchasing corporation, as the case may be, under the Capital Reorganization, subject to adjustment thereafter in accordance with provisions the same, as nearly as may be possible, as those contained in this section 5.2 and in section 5.3.

(e) If the Corporation reclassifies or otherwise changes the outstanding Shares, the exercise right shall be adjusted effective immediately upon the reclassification becoming effective so that holders of Warrants who exercise their rights thereafter shall be entitled to receive such shares as they would have received had the Warrants been exercised immediately prior to the effective date, subject to adjustment thereafter in accordance with provisions the same, as nearly as may be possible, as those contained in this section 5.2 and in section 5.3.

(f) Subject to the prior written consent of the TSXV, if necessary, any adjustment to the Exercise Number as set forth herein shall also include a corresponding adjustment to the Warrant Exercise Price which shall be calculated by multiplying the Warrant Exercise Price by a fraction: (i) the numerator of which shall be the Exercise Number prior to the adjustment; and (ii) the denominator of which shall be the Exercise Number after the adjustment.

5.3 Subscription Rights Adjustment Rules

The following rules and procedures are applicable to adjustments made pursuant to section 5.2:

(a) The adjustments and readjustments provided for in this Article 5 are cumulative and, subject to subsection 5.3(b), apply (without duplication) to successive issues, subdivisions, combinations, consolidations, distributions and any other events that require adjustment of the Exercise Number or the number or kind of shares or securities purchasable hereunder.

(b) No adjustment in the Exercise Number is required unless the adjustment will result in a change of at least 1% in the Exercise Number then in effect provided, however, that any adjustments that, except for the provisions of this subsection 5.3(b) would otherwise have been required to be made, are carried forward and taken into account in any subsequent adjustment.

(c) No adjustment in the Exercise Number shall be made in respect of any event described in paragraph 5.2(a)(1) or subsections 5.2(b) or 5.2(c) if the holders of the Warrants are entitled to participate in the event on the same terms, *mutatis mutandis*, as if they had exercised their Warrants immediately prior to the effective date or record date of the event. Any such participation is subject to regulatory approval.

(d) No adjustment in the Exercise Number shall be made pursuant to section 5.2 in respect of the issue of Shares, rights, options or warrants pursuant to:

(1) this Indenture;

(2) the exercise of director, officer and employee options or options granted for services in accordance with the rules of the exchange where the Shares are then listed and posted for trading, being the TSXV at the date hereof;

(3) the exercise of special rights to acquire Shares of the Corporation issued to employees of a subsidiary of the Corporation as part of the acquisition by the Corporation of options to acquire securities of such subsidiary held by such employees;

(4) the exercise of Warrants; or

(5) the issuance of Shares by the Corporation pursuant to any agreements in effect as at the date of this Indenture,

and any such issue shall be deemed not to be a Share Reorganization, a Rights Offering or a Special Distribution.

(e) If a dispute at any time arises with respect to adjustments of the Exercise Number, the dispute shall be conclusively determined (as between the Corporation, the Warrantholders, the Warrant Agent and all transfer agents and shareholders of the Corporation) by the auditors of the Corporation or, if they are unable or unwilling so to act, by such firm of independent chartered accountants as may be selected by the directors, and any such determination shall be binding upon the Corporation, the Warrantholders, the Warrant Agent and all transfer agents and shareholders of the Corporation.

(f) If the Corporation sets a record date to determine the holders of Shares for the purpose of entitling them to receive any dividend or distribution or any subscription or purchase rights and thereafter legally abandons its plans to pay or deliver the dividend, distribution or subscription or purchase rights, then no adjustment in the Exercise Number shall be required by reason of the setting of the record date or if any conversion or exchange rights or rights, options or warrants are not fully exercised then the Exercise Number shall be readjusted immediately after the expiry of any relevant exchange right, or conversion right or the termination of the Share Reorganization, as the case may be, to the Exercise Number that would then be in effect based upon the number of Shares actually issued and remaining issuable after such expiry and shall be further readjusted in such manner upon the expiry of any further such right.

(g) If the purchase price provided for in any Rights Offering (the "**Rights Offering Price**") is decreased, the Exercise Number shall forthwith be changed so as to increase the Exercise Number to such Exercise Number as would have been obtained had the adjustment to the Exercise Number made pursuant to subsection 5.2(b) upon the issuance of such Rights Offering been made upon the basis of the Rights Offering Price as so decreased, provided that the provisions of this subsection shall not apply to any decrease in the Rights Offering Price resulting from provisions in any such Rights Offering designed to prevent dilution if the event giving rise to such decrease in the

Rights Offering Price itself requires an adjustment to the Exercise Number pursuant to the provisions of Section 5.2.

(h) In the absence of a resolution of the directors fixing a record date for a Rights Offering or Special Distribution, the Corporation shall be deemed to have fixed as the record date therefor the date on which the Rights Offering or Special Distribution is effected.

(i) In case the Corporation, after the date hereof, shall take any action affecting any Shares, other than action described in Section 5.2, which in the opinion of the directors acting reasonably and in good faith would materially affect the rights of Warrantholders, the Exercise Number shall be adjusted in such manner, if any, and at such time, as the directors, in their sole discretion acting reasonably and in good faith, may determine to be equitable in the circumstances, subject to the prior written consent of the TSXV, if necessary. Failure by the directors to take action to provide for an adjustment in the Exercise Number prior to the effective date of any action by the Corporation affecting the Shares shall be conclusive evidence that the directors have determined that it is equitable to make no adjustment in the circumstances.

5.4 Postponement of Subscription

In any case where the application of section 5.2 results in an increase of the Exercise Number taking effect immediately after the record date for or occurrence of a specific event, if any Warrants are exercised after that record date or occurrence and prior to completion of the event or of the period for which a calculation is required to be made, the Corporation may postpone the issuance to the holder of the Warrants of the Shares to which the holder is entitled by reason of the increase of the Exercise Number but the Shares shall be so issued and delivered to that holder upon completion of that event or period, with the number of those Shares calculated on the basis of the Exercise Number on the Exercise Date adjusted for completion of that event or period, and the Corporation shall forthwith after the Exercise Date deliver to the person or persons in whose name or names the Shares are to be issued an appropriate instrument evidencing the person's or persons' right to receive the Shares.

5.5 Notice of Certain Events

(a) At least 14 days prior to the effective date or record date, as the case may be, of any event referred to in sections 5.2 or 5.3 that requires an adjustment in the Exercise Number, the Corporation shall promptly thereafter:

(1) file with the Warrant Agent a certificate of the Corporation specifying the particulars of the event and, if determinable, the adjustment and a computation of the adjustment; and

(2) give notice to the Warrantholders of the particulars of the event and, if determinable, the adjustment.

(b) If notice has been given under subsection 5.5(a) and the adjustment is not then determinable, the Corporation shall promptly after the adjustment is determinable:

(1) file with the Warrant Agent a certificate of the Corporation evidencing the computation of the adjustment; and

(2) give notice to the Warrantholders of the adjustment.

(c) The Warrant Agent may act and rely upon certificates and other documents filed by the Corporation pursuant to this Section 5 for all purposes of the adjustment.

5.6 No Action after Notice

The Corporation covenants with the Warrant Agent that it will not take any other corporate action which might deprive the holder of a Warrant of the opportunity of exercising the rights of acquisition pursuant thereto during the period of 14 days after the giving of the notice set forth in Subsection 5.5(a).

5.7 Protection of Warrant Agent

The Warrant Agent shall:

(a) not at any time be under any duty or responsibility to any Warrantholder to determine whether any facts exist which may require any adjustment when made, or with respect to the method employed in making the same;

(b) not be accountable with respect to the validity or value (or kind or amount) of any Shares or of any shares or other securities or property which may at any time be issued or delivered upon the exercise of the Warrants;

(c) not be responsible for any failure of the Corporation to make any cash payment or to issue, transfer or deliver Shares or certificates for the same upon the surrender of any Warrants for the purpose of the exercise of such rights or to comply with any of the covenants contained in Article 5;

(d) not incur any liability or responsibility whatever or be in any way responsible for the consequence of any breach on the part of the Corporation of any of the representations, warranties or covenants herein contained or of any acts or deeds of the agents or servants of the Corporation;

(e) be under no responsibility in respect of the validity of this Indenture or the execution and delivery hereof by or on behalf of the Corporation or in respect of the validity or the execution of any Warrant Certificate by the Corporation and issued hereunder, nor shall it be responsible for any breach by the Corporation of any covenant or condition contained in this Indenture or in any such Warrant Certificate; nor shall it by any act hereunder be deemed to make any representation or warranty as to the authorization or reservation of any securities to be issued upon the right to acquire provided for in this Indenture and/or in any Warrant Certificate or as to whether any securities will when issued be duly authorized or be validly issued and fully paid and non-assessable; and

(f) be entitled to act and rely on any adjustment calculation of the directors or the Corporation's Auditors.

5.8 Proceedings Prior to Any Action Requiring Adjustment

As a condition precedent to the taking of any action which would require an adjustment in any of the acquisition rights pursuant to any of the Warrants, including the number of Shares which are to be received upon the exercise of the Warrants, the Corporation shall take any corporate action which may, in the opinion of its counsel, be necessary in order that the Corporation has unissued and reserved in its authorized capital, and may validly and legally issue as fully paid and non-assessable, all the Shares

which the holders of such Warrants are entitled to receive on the full exercise thereof in accordance with the provisions hereof.

6. RIGHTS AND COVENANTS

6.1 Purchase of Warrants

(a) The Corporation, when not in default under this Indenture, may purchase in the market, by private contract, by tender or otherwise, all or any portion of the Warrants in such manner, from such persons and on such terms as the Corporation and such persons may determine. All Warrants so purchased shall forthwith be delivered to the Warrant Agent and cancelled by it and no Warrants shall be issued in substitution therefor.

(b) If, upon an invitation for tenders, the number of Warrants tendered at the lowest price exceeds the number of Warrants that the Corporation is prepared to accept at that price, the Warrants to be purchased by the Corporation shall be selected by the Warrant Agent by lot, or in any other manner as the Warrant Agent may deem equitable, from the Warrants tendered by each tendering Warrantholder who tendered at such lowest price. For this purpose, the Warrant Agent may make, and from time to time amend, regulations with respect to the manner in which Warrants may be so selected and regulations so made shall be valid and binding upon all Warrantholders notwithstanding the fact that, as a result thereof, the Warrants held by a holder or represented by a Warrant Certificate become subject to purchase in part only.

6.2 General Covenants of the Corporation

The Corporation covenants with the Warrant Agent, for the benefit of the Warrant Agent and the Warrantholders, that so long as any Warrants remain outstanding and may be exercised for Shares:

(a) The Corporation will at all times maintain its existence, carry on and conduct its business in a prudent manner in accordance with industry standards and good business practice, keep or cause to be kept proper books of account in accordance with applicable law and, if and whenever required in writing by the Warrant Agent, file with the Warrant Agent copies of all annual financial statements of the Corporation furnished to its shareholders during the term of this Indenture.

(b) The Corporation is duly authorized to create and issue the Warrants to be issued hereunder and the Warrant Certificates, when issued and certified as herein provided, will be legal, valid and binding obligations of the Corporation, and the Corporation will not take any action which might reasonably be expected to deprive the Warrantholders of their right to acquire the Shares upon the exercise of the Warrants held by them.

(c) The Corporation will cause the Shares from time to time subscribed for pursuant to the exercise of the Warrants issued by the Corporation hereunder, in the manner herein provided, to be duly issued in accordance with the Warrants and the terms hereof.

(d) At all times while the Warrants are outstanding the Corporation will reserve and keep available a sufficient number of Shares for issuance upon the exercise of Warrants issued by the Corporation hereunder.

(e) Upon the exercise by the holder of any Warrant of the right to purchase provided for therein and herein, and upon payment of the Exercise Price applicable thereto for each

Share in respect of which the right of purchase is so exercised, all Shares issuable upon the exercise of Warrants shall be issued as fully paid and non-assessable.

(f) The Corporation will cause the certificates representing the Shares from time to time to be acquired pursuant to the exercise of the Warrants in the manner herein provided, to be duly issued and delivered in accordance with the Warrants and the terms hereof.

(g) The Corporation will use commercially reasonable efforts to maintain the listing of the Shares on the TSXV or another stock exchange, and will take all steps necessary to ensure that the Shares issuable upon exercise of the Warrants will be listed and posted for trading on the TSXV or another stock exchange upon their issue.

(h) The Corporation will use commercially reasonable efforts to maintain its status as a "reporting issuer" under applicable Securities Laws in the provinces of British Columbia and Alberta until the Expiry Date and for a period of 12 months thereafter.

(i) The Corporation shall prepare and file under the Securities Laws any documents required to be filed therewith relating to the proposed distribution of Shares to holders of Warrants upon the exercise thereof.

(j) It shall do, execute, acknowledge and deliver or cause to be done, executed, acknowledged and delivered all other acts, deeds and assurances as the Warrant Agent may reasonably require to give effect to the provisions of this Warrant Indenture.

(k) It will promptly notify the Warrant Agent and the Warrantholders in writing of any material default under the terms of this Warrant Indenture which remains unrectified for more than five days following its occurrence.

(l) Generally, the Corporation will well and truly perform and carry out all the acts or things to be done by it as provided in this Indenture.

6.3 Warrant Agent's Remuneration and Expenses

The Corporation covenants that it will pay to the Warrant Agent from time to time such reasonable remuneration for its services hereunder as may be agreed upon between the Corporation and the Warrant Agent and will pay or reimburse the Warrant Agent upon its request for all reasonable expenses, disbursements and advances incurred or made by the Warrant Agent in the administration or execution hereof (including the reasonable compensation and the disbursements of counsel and all other advisers and assistants not regularly in its employ), both before any default hereunder and thereafter until all duties of the Warrant Agent hereunder have been finally and fully performed, except any expense, disbursement or advance as may arise from the negligence or wilful misconduct of the Warrant Agent or of persons for whom the Warrant Agent is responsible.

6.4 No Dividends or Distributions

During the Exercise Period, the Corporation shall not pay any dividend or make any distribution to all or substantially all of the holders of Shares or declare any such dividend, or provide for any such distribution, payable to all or substantially all the holders of Shares of record during that period. Such restrictions shall not apply to stock dividends or distributions in respect of which an adjustment can be made in the Exercise Number pursuant to paragraph 5.2(a)(1) or subsections 5.2(b) or 5.2(c).

6.5 Performance of Covenants by Warrant Agent

If the Corporation fails to perform any of its covenants and obligations contained in this Indenture, the Warrant Agent may notify the Warrantholders of the failure on the part of the Corporation or may itself perform any of the said covenants capable of being performed by it, but shall be under no obligation to do so or to notify the Warrantholders. All sums expended or advanced by the Warrant Agent in so doing shall be repayable as provided in section 6.3. No performance, expenditure or advance by the Warrant Agent shall be deemed to relieve the Corporation of any default or of its continuing obligations hereunder.

7. ENFORCEMENT

7.1 Suits by Warrantholders

All or any of the rights conferred upon any Warrantholder by any of the terms of the Warrants or of this Indenture, or both of them, may be enforced by the Warrantholder by appropriate legal proceedings, but without prejudice to the right which is hereby conferred upon the Warrant Agent to proceed in its own name to enforce each and all of the provisions herein contained for the benefit of all Warrantholders, subject, in each case, to the provisions of section 8.11.

7.2 Immunity of Shareholders and Others

The Warrant Agent, and by their acceptance of the Warrant Certificates and as part of the consideration for the issue of the Warrants, the Warrantholders, hereby waive and release any right, cause of action or remedy now or hereafter existing in any jurisdiction against any past, present or future shareholder, director or officer of the Corporation or of any of the subsidiaries of the Corporation, in their capacity as such, for the issue of Shares pursuant to any Warrants or on any covenant, agreement, representation or warranty by the Corporation contained herein or in the Warrant Certificates.

7.3 Limitation of Liability

The obligations hereunder are not personally binding upon, nor shall resort hereunder be had to the private property of, any of the past, present or future directors, shareholders, officers, employees or agents of the Corporation or any of the subsidiaries of the Corporation, or any subsidiary of the Corporation, but only the property of the Corporation (or any successor corporation) shall be bound in respect hereof.

8. MEETINGS OF WARRANTHOLDERS

8.1 Right to Convene Meetings

The Warrant Agent may at any time and from time to time and shall on receipt of a written request of the Corporation or of a Warrantholders' Request, and upon being indemnified and funded to its reasonable satisfaction by the Corporation or by one or more of the Warrantholders signing the Warrantholders' Request against the costs that may be incurred in connection with the calling and holding of the meeting, convene a meeting of the Warrantholders. If the Warrant Agent fails, within seven days after receipt of the written request of the Corporation or Warrantholders' Request and indemnity given as aforesaid, to give notice convening a meeting, the Corporation or the Warrantholders, as the case may be, may convene the meeting. Every meeting shall be held in the City of Vancouver or at such other place as may be approved or determined by the Warrant Agent.

8.2 Notice

At least 21 days' notice of any meeting shall be given to the Warrantholders in the manner provided in section 11.2 and a copy of the notice shall be sent by mail to the Warrant Agent unless the meeting has been called by it, and to the Corporation unless the meeting has been called by it. Each notice shall state the time when and the place where the meeting is to be held and shall state briefly the general nature of the business to be transacted at the meeting, and it shall not be necessary for the notice to set out the terms of any resolution to be proposed or any of the provisions of this Article 8. Any accidental omission in the notice of a meeting shall not invalidate any resolution passed at the meeting.

8.3 Chairman

A person (who need not be a Warrantholder) designated in writing by the Warrant Agent shall be chairman of the meeting. If no person is so designated, or if the person so designated is not present within 15 minutes from the time fixed for the holding of the meeting, the Warrantholders present in person or by proxy shall choose a person who is present to be chairman.

8.4 Quorum

Subject to the provisions of section 8.12, at any meeting of the Warrantholders a quorum shall consist of one or more Warrantholders present in person or by proxy and holding in aggregate at least 15% of the then outstanding Warrants. If a quorum of the Warrantholders is not present within half an hour from the time fixed for holding a meeting, the meeting, if summoned by the Warrantholders pursuant to a Warrantholders' Request, shall be dissolved; but, subject to section 8.12, in any other case, the meeting shall be adjourned to the same day in the next week (unless that day is not a business day, in which event the meeting shall be reconvened on the next day that is a business day) at the same time and place and no notice of the adjournment need be given. At the adjourned meeting, the Warrantholders present in person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened, notwithstanding the number of outstanding Warrants that such Warrantholders hold.

8.5 Power to Adjourn

The chairman of any meeting at which a quorum of the Warrantholders is present may, with the consent of the meeting, adjourn the meeting and no notice of the adjournment need be given except such notice, if any, as the meeting may prescribe.

8.6 Show of Hands

Every question submitted to a meeting shall be decided in the first place by a majority of the votes given on a show of hands except that votes on an Extraordinary Resolution shall be given in the manner hereinafter provided. At any meeting, unless a poll is duly demanded or required as herein provided, a declaration by the chairman that a resolution has been carried or carried unanimously or by a particular majority or lost or not carried by a particular majority shall be conclusive evidence of the fact.

8.7 Poll

On every Extraordinary Resolution, and on any other question submitted to a meeting upon which a poll is directed by the chairman or requested by one or more of the Warrantholders acting in person or by proxy and holding in the aggregate not less than 5% of the total number of the Warrants then outstanding, a poll shall be taken in such manner as the chairman shall direct. Questions other than an Extraordinary Resolution shall be decided by a majority of the votes cast on a poll. The results of a poll shall be deemed

to be the decision of the meeting at which the poll was demanded and shall be binding on all Warrantholders.

8.8 Voting

On a show of hands, every person who is present and entitled to vote, whether as a Warrantholder or as proxy for one or more absent Warrantholders or both, shall have one vote. On a poll each Warrantholder present in person or represented by proxy, duly appointed by instrument in writing, shall be entitled to one vote in respect of each Warrant then held by him. A proxyholder need not be a Warrantholder.

8.9 Regulations

The Warrant Agent, or the Corporation with the approval of the Warrant Agent, may from time to time make or vary such regulations as they think fit:

(a) for the issue of voting certificates by any bank, trust company or other depository satisfactory to the Warrant Agent stating that the Warrants specified therein have been deposited with the depository by a named person and will remain on deposit until a specified date, which voting certificates shall entitle the persons named therein to be present and vote at the meeting of the Warrantholders and at any adjournment thereof held before that date or to appoint a proxy or proxies to represent them and vote for them at any such meeting and at any adjournment thereof held before that date in the same manner and with the same effect as though the persons so named in the voting certificates were the actual holders of the Warrants specified therein;

(b) for the deposit of voting certificates or instruments appointing proxies at such place and time as the Warrant Agent, the Corporation or the Warrantholders convening the meeting, as the case may be, may in the notice convening the meeting direct;

(c) for the deposit of voting certificates or instruments appointing proxies at some approved place or places other than the place at which the meeting is to be held and enabling particulars of the voting certificates or instruments appointing proxies to be sent by mail, cable, telex or other means of prepaid, transmitted, recorded communication before the meeting to the Corporation or to the Warrant Agent at the place where the same is to be held and for the voting of proxies so deposited as though the instruments themselves were produced at the meeting;

(d) for the form of instrument appointing a proxy (which shall be in writing), the manner in which the same shall be executed and the verification of any authority under which a person executes a proxy on behalf of a Warrantholder; and

(e) generally for the calling of meetings of Warrantholders and the conduct of business thereat.

Any regulations so made shall be binding and effective and the votes given in accordance therewith shall be valid and shall be counted. Save as the regulations may provide, the only persons who shall be recognized at any meeting as the holders of any Warrants, or as entitled to vote or, subject to section 8.10, be present at the meeting in respect thereof, shall be persons who are the registered holders of Warrants or their duly appointed proxyholders.

8.10 Corporation and Warrant Agent may be Represented

The Corporation and the Warrant Agent, by their respective officers or directors, and the counsel to the Corporation and the Warrant Agent may attend any meeting of the Warrantholders, but shall have no vote as such.

8.11 Powers Exercisable by Extraordinary Resolution

In addition to all other powers conferred upon them by any other provisions of this Indenture or by law, the Warrantholders at a meeting shall have the following powers exercisable from time to time by Extraordinary Resolution (subject to regulatory approval, if required):

(a) power to agree to or sanction any modification, abrogation, alteration, compromise or arrangement of the rights of Warrantholders or the Warrant Agent in its capacity as Warrant Agent hereunder or on behalf of the Warrantholders against the Corporation, whether those rights arise under this Indenture or otherwise which shall be agreed to by the Corporation, and to authorize the Warrant Agent to concur in and execute any indenture supplement, except that in respect of a change in the Exercise Period or the Exercise Price the amendment shall not be binding upon a Warrantholder who does not consent thereto;

(b) power to direct or authorize the Warrant Agent to enforce any of the obligations on the part of the Corporation contained in this Indenture or the Warrants or to enforce any of the rights of the Warrantholders in any manner specified in the Extraordinary Resolution or to refrain from enforcing any such covenant or right;

(c) power to waive and direct the Warrant Agent to waive any default on the part of the Corporation in complying with any provisions of this Indenture or the Warrants, either unconditionally or upon any conditions specified in the Extraordinary Resolution;

(d) power to restrain any Warrantholder from taking or instituting any suit, action or proceeding against the Corporation for the enforcement of any of the obligations on the part of the Corporation contained in this Indenture or to enforce any of the rights of the Warrantholders;

(e) power to direct any Warrantholder who, as such, has brought any suit, action or proceeding to stay or discontinue or otherwise deal with the same upon payment of the costs, charges and expenses reasonably and properly incurred by the Warrantholder in connection therewith;

(f) power from time to time and at any time, with the consent of the Corporation, not to be unreasonably withheld, to remove the Warrant Agent and appoint a successor Warrant Agent;

(g) power to assent to any change in or omission from the provisions contained in the Warrant Certificates and this Indenture or any ancillary or supplemental instrument which may be agreed to by the Corporation, and to authorize the Warrant Agent to concur in and execute any ancillary or supplemental indenture embodying the change or omission;

(h) power to assent to any compromise or arrangement with any creditor or any class of creditors, whether secured or otherwise, and with holders of any shares or other securities of the Corporation; and

(i) power to amend, alter or repeal any Extraordinary Resolution previously passed or consented to by Warrantholders.

8.12 Meaning of "Extraordinary Resolution"

(a) The expression "**Extraordinary Resolution**" when used in this Indenture means, subject as hereinafter in this section and in sections 8.15 and 8.16 provided, a resolution proposed at a meeting of the Warrantholders duly convened for that purpose and held in accordance with the provisions of this Article 8 at which there are present in person or by proxy one or more Warrantholders holding in aggregate not less than 51% of the total number of Warrants then outstanding and passed by the affirmative votes of Warrantholders holding in aggregate not less than 66.67% of the total number of Warrants then outstanding and represented at the meeting and voted on the poll upon the resolution.

(b) If at any meeting called for the purpose of passing an Extraordinary Resolution Warrantholders holding in aggregate not less than 51% of the total number of Warrants then outstanding are not present in person or by proxy within half an hour after the time appointed for the meeting, then the meeting, if convened by Warrantholders pursuant to a Warrantholders' Request, shall be dissolved; but in any other case it shall stand adjourned to such day, being not less than 15 or more than 60 days later, and to such place and time as may be appointed by the chairman. Not less than 10 days' notice shall be given to the Warrantholders of the time and place of the adjourned meeting in the manner provided in section 11.2. The notice shall state that at the adjourned meeting the Warrantholders present in person or by proxy shall form a quorum, but it shall not be necessary to set forth the purposes for which the meeting was originally called or any other particulars. At the adjourned meeting the Warrantholders present in person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened, and a resolution proposed at the adjourned meeting and passed by the requisite vote as provided in subsection 8.12(a) shall be an Extraordinary Resolution within the meaning of this Indenture notwithstanding the number of Warrants held by those Warrantholders voting.

(c) Votes on an Extraordinary Resolution shall always be given on a poll and no demand for a poll on an Extraordinary Resolution shall be necessary.

8.13 Powers Cumulative

It is hereby declared and agreed that any one or more of the powers or any combination of the powers in this Indenture stated to be exercisable by the Warrantholders by Extraordinary Resolution or otherwise may be exercised from time to time and the exercise of any one or more of the powers or any combination of the powers from time to time shall not prevent the Warrantholders from exercising that power or those powers or combination of powers then or any other power or powers or combination of powers thereafter from time to time.

8.14 Minutes

Minutes of all resolutions and proceedings at every meeting of Warrantholders as aforesaid shall be made and duly entered in books from time to time to be provided for that purpose by the Warrant Agent at the expense of the Corporation, and any minutes as aforesaid, if signed by the chairman of the meeting at which such resolutions were passed or proceedings were taken, shall be prima facie evidence of the matters therein stated and, until the contrary is proved, every meeting, in respect of the proceedings of which minutes have been made, shall be deemed to have been duly convened and held, and all resolutions passed thereat or proceedings taken, to have been duly passed and taken.

8.15 Instruments in Writing

All actions that may be taken and all powers that may be exercised by the Warrantholders at a meeting held as in this Article 8 provided may also be taken and exercised by one or more Warrantholders who hold in the aggregate not less than 66.67% of the total number of then outstanding Warrants, by an instrument in writing signed in one or more counterparts by each of those Warrantholders holding in aggregate 66.67% in person or by attorney duly appointed in writing and the expression "**Extraordinary Resolution**" when used in this Indenture shall include a resolution embodied in an instrument so signed.

8.16 Binding Effect of Resolutions

Every resolution and every Extraordinary Resolution passed in accordance with the provisions of this Article 8 at a meeting of Warrantholders shall be binding upon all the Warrantholders, except as provided in subsection 8.11(a), whether present at or absent from the meeting, and whether voting for or against the resolution or abstaining and every instrument in writing signed by Warrantholders in accordance with section 8.15 shall be binding upon all the Warrantholders, except as provided in subsection 8.11(a), whether signatories thereto or not, and each and every Warrantholder and the Warrant Agent (subject to the provisions for its indemnity herein contained) shall be bound to give effect accordingly to every resolution and instrument in writing passed or executed in accordance with these provisions.

8.17 Holdings by Corporation Disregarded

In determining whether the Warrantholders holding the requisite number of Warrants are present for the purpose of obtaining a quorum or have voted or consented to any resolution, Extraordinary Resolution, consent, waiver, Warrantholders' Request or other action under this Indenture, Warrants owned by the Corporation or any subsidiary of the Corporation shall be deemed to be not outstanding.

9. SUPPLEMENTAL INDENTURES AND SUCCESSOR COMPANIES

9.1 Provision for Supplemental Indentures for Certain Purposes

From time to time the Corporation and the Warrant Agent may, subject to the provisions hereof, and they shall, when so directed hereby, execute and deliver by their proper officers or directors, as the case may be, indentures or instruments supplemental hereto, which thereafter shall form part hereof, for any one or more or all of the following purposes:

(a) setting forth any adjustments resulting from the application of the provisions of Article 5;

(b) adding to the provisions hereof such additional covenants and enforcement provisions as, in the opinion of counsel, are necessary or advisable, provided that the same are not

in the opinion of the Warrant Agent, based on the opinion of counsel, prejudicial to the interests of the Warrantholders as a group;

(c) giving effect to any Extraordinary Resolution passed as provided in Article 8;

(d) adding to, deleting or altering the provisions hereof in respect of the transfer of Warrants, the exchange of Warrants and the making of any modification in the form of a Warrant Certificate which additions, deletions or alterations, in the opinion of the Warrant Agent, based on the opinion of counsel, do not affect the substance thereof;

(e) making any additions to, deletions from or alterations of the provisions of this Indenture which, in the opinion of the Warrant Agent, based on the opinion of counsel, do not materially and adversely affect the interests of the Warrantholders and are necessary or advisable in order to incorporate, reflect or comply with any Applicable Legislation;

(f) making provisions not inconsistent with this Indenture as may be necessary or desirable with respect to matters or questions arising hereunder or for the purpose of obtaining a listing or quotation of the Shares issuable under the Warrants on a stock exchange or over-the-counter market, provided that the provisions are not, in the opinion of the Warrant Agent, based on the opinion of counsel, prejudicial to the interests of the Warrantholders as a group;

(g) modifying any of the provisions of this Indenture or relieving the Corporation from any of the obligations, conditions or restrictions herein contained, provided that no such modification or relief shall be or become operative or effective if in the opinion of the Warrant Agent, based on the opinion of counsel, the modification or relief impairs any of the rights of the Warrantholders provided hereunder, or of the Warrant Agent, and provided that the Warrant Agent may in its uncontrolled discretion decline to enter into any supplemental indenture which in its opinion may not afford adequate protection to the Warrant Agent when the same shall become operative;

(h) evidencing any succession, or successive successions, of other bodies corporate to the Corporation and the assumption by any successor of the obligations of the Corporation herein and in the Warrant Certificates as provided hereafter in this Article 9; and

(i) for any other purpose not inconsistent with the terms of this Indenture, including the correction or rectification of any ambiguities, defective provisions, errors or omissions herein, provided that, in the opinion of the Warrant Agent, based on the opinion of counsel, the rights of the Warrant Agent and the Warrantholders provided hereunder, are not prejudiced thereby.

9.2 Correction of Manifest Errors

The Corporation and the Warrant Agent may correct typographical, clerical and other manifest errors in this Indenture in writing provided that such corrections shall, in the opinion of the Warrant Agent based on advice from its counsel, in no way prejudice the rights of the Warrant Agent or of the Warrantholders hereunder, and the Corporation and the Warrant Agent may execute and deliver all such documents as may be necessary to correct such errors.

9.3 Amending Adjustment Provisions

The Corporation and the Warrant Agent may modify the adjustments resulting from the application of the provisions of Article 5 if a modification is required as a result of any approval of the TSXV contemplated by the provisions of Article 5 and the Corporation and the Warrant Agent may execute and deliver such documents as may be necessary to effect the modification.

9.4 Successor Companies

In the case of the consolidation, amalgamation, arrangement, merger or transfer of the undertaking or assets of the Corporation as an entirety or substantially as an entirety to another corporation ("**successor corporation**"), the successor corporation resulting from the consolidation, amalgamation, arrangement, merger or transfer (if not the Corporation) shall be bound by the provisions hereof and all obligations for the due and punctual performance and observance of each and every covenant and obligation contained in this Indenture to be performed by the Corporation and, if requested by the Warrant Agent, the successor corporation shall by supplemental indenture satisfactory in form to the Warrant Agent and executed and delivered to the Warrant Agent, expressly assume those obligations.

10. CONCERNING THE WARRANT AGENT

10.1 Warrant Indenture Legislation

(a) If and to the extent that any provision of this Indenture limits, qualifies or conflicts with a mandatory requirement of Applicable Legislation, the mandatory requirement shall prevail.

(b) The Corporation and the Warrant Agent agree that each will, at all times in relation to this Indenture and any action to be taken hereunder, observe and comply with and be entitled to the benefits of Applicable Legislation.

10.2 Rights and Duties of Warrant Agent

(a) In the exercise of the rights, duties and obligations prescribed or conferred by the terms of this Indenture, the Warrant Agent shall act honestly and in good faith and shall exercise that degree of care, diligence and skill that a reasonably prudent Warrant Agent would exercise in comparable circumstances.

(b) No provision of this Indenture will be construed to relieve the Warrant Agent from liability for its own negligence or wilful misconduct.

(c) The obligation of the Warrant Agent to commence or continue any act, action or proceeding for the purpose of enforcing any rights of the Warrant Agent or the Warrantholders or obligations of the Corporation hereunder shall be conditional upon the Warrantholders furnishing, when required by notice in writing by the Warrant Agent, sufficient funds to commence or continue the act, action or proceeding and an indemnity reasonably satisfactory to the Warrant Agent and its counsel to protect and hold harmless the Warrant Agent against the costs, charges and expenses and liabilities to be incurred thereby and any loss and damage it may suffer by reason thereof. None of the provisions contained in this Indenture shall require the Warrant Agent to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers unless indemnified and funded as aforesaid.

(d) The Warrant Agent may, before commencing any such act, action or proceeding, or at any time during the continuance thereof require the Warrantholders at whose instance it is acting to deposit with the Warrant Agent the Warrant Certificates held by them, for which Warrant Certificates the Warrant Agent shall issue receipts.

(e) Every provision of this Indenture that by its terms relieves the Warrant Agent of liability or entitles it to rely upon any evidence submitted to it is subject to the provisions of Applicable Legislation, and of this section 10.2 and sections 10.3 and 10.8.

(f) Notwithstanding the foregoing provisions of this Section 10.2, the Warrant Agent shall be entitled at any time and from time to time to do or give any notice or take any act, action or proceeding to preserve and protect its interests or the interests of the Warrantholders under this Warrant Indenture as it reasonably deems necessary in the circumstances.

10.3 Evidence, Experts and Advisers

(a) In addition to the reports, certificates, opinions and other evidence required by this Indenture, the Corporation shall furnish to the Warrant Agent such additional evidence of compliance with any provision hereof, and in such form, as may be prescribed by Applicable Legislation or as the Warrant Agent may reasonably require by written notice to the Corporation.

(b) In the exercise of its rights and duties hereunder the Warrant Agent may, if it is acting in good faith, rely as to due execution and as to the truth of the statements and the accuracy of the opinions expressed therein, upon statutory declarations, opinions, reports, certificates or other evidence furnished to the Warrant Agent pursuant to any provision hereof or pursuant to a request of the Warrant Agent.

(c) The Warrant Agent may employ or retain such counsel, accountants, engineers, appraisers, or other experts or advisers as it may reasonably require for the purpose of discharging its duties hereunder and may pay reasonable remuneration for all services so performed by any of them payable by the Corporation in accordance with section 6.3, without taxation of costs of any counsel, and shall not be responsible for any misconduct on the part of any of them who has been selected with due care by the Warrant Agent.

(d) The Warrant Agent may as a condition precedent to any action to be taken by it under this Indenture require such opinions, statutory declarations, reports, certificates or other evidence as it, acting reasonably, considers necessary or advisable in the circumstances.

10.4 Securities, Documents and Monies Held by Warrant Agent

Any securities, documents of title or other instruments that may at any time be held by the Warrant Agent subject to the terms hereof may be placed in the deposit vaults of the Warrant Agent or of any of the Canadian Imperial Bank of Commerce, BMO Bank of Montreal, Bank of Nova Scotia, The Toronto-Dominion Bank, RBC Royal Bank and HSBC Bank Canada or deposited for safekeeping with any of those Canadian chartered banks. Unless herein otherwise expressly provided, any money so held pending the application or withdrawal thereof under any provision of this Indenture shall be deposited in the name

of the Warrant Agent in any of the foregoing Canadian chartered banks at the rate of interest, if any, then current on similar deposits or, with the consent of the Corporation, be:

(a) deposited in the deposit department of the Warrant Agent or of any other loan or trust company authorized to accept deposits under the laws of Canada or a province thereof whose short term debt obligations or deposits have a rating of at least R1 as rated by Dominion Bond Rating Service, or

(b) invested in securities issued or guaranteed by the Government of Canada or a province thereof or in obligations maturing not more than one year from the date of investment of or guaranteed by any of the foregoing Canadian chartered banks.

Unless the Corporation is in default hereunder, all interest or other income received by the Warrant Agent in respect of deposits and investments will belong to the Corporation.

10.5 Action by Warrant Agent to Protect Interests

The Warrant Agent shall have power to institute and to maintain such actions and proceedings as it may consider necessary or expedient to preserve, protect or enforce its interests and the interests of the Warrantholders.

10.6 Warrant Agent not Required to Give Security

The Warrant Agent shall not be required to give any bond or security in respect of the execution of the powers under this Indenture or otherwise in respect of the premises contained herein.

10.7 Protection of Warrant Agent

By way of supplement to the provisions of any law from time to time applicable to Warrant Agents, it is expressly declared and agreed as follows:

(a) The Warrant Agent shall not be liable for or by reason of any representations, statements of fact or recitals in this Indenture or in the Warrant Certificates (except the representation contained in section 10.10 or by virtue of the certification by the Warrant Agent of the Warrant Certificates) or required to verify the same, but all those statements or recitals are and shall be deemed to be made by the Corporation.

(b) Nothing herein contained shall impose any obligation on the Warrant Agent to see to or to require evidence of the registration (or filing or renewal thereof) of this Indenture or any instrument ancillary or supplemental hereto.

(c) The Warrant Agent shall not be bound to give notice to any person or persons of the execution hereof.

(d) The Warrant Agent shall not incur any liability or responsibility whatever or be in any way responsible for the consequence of any breach on the part of the Corporation of any of the covenants or warranties herein contained or of any acts of any director, officer, employee or agent of the Corporation.

(e) The Warrant Agent shall not be bound to give any notice or to do or take any act, action or proceeding by virtue of the powers conferred on it hereby unless and until it has been required so to do under the terms hereof nor shall the Warrant Agent be

required to take notice of any default of the Corporation hereunder unless and until notified in writing of the default (which notice must specify the nature of the default) and, in the absence of that notice, the Warrant Agent may for all purposes hereunder conclusively assume that no default by the Corporation hereunder has occurred. The giving of any notice shall in no way limit the discretion of the Warrant Agent hereunder as to whether any action is required to be taken in respect of any default hereunder.

(f) The Warrant Agent shall not be accountable with respect to the validity or value (or the kind or amount) of any Shares or Warrants or other securities or property which may at any time be issued or delivered upon the exercise of the rights attaching to any Warrant.

(g) The Warrant Agent is not responsible for any failure of the Corporation to make any cash payment or to issue, transfer or deliver Shares or certificates for the same upon the surrender or deemed surrender of any Warrant Certificates for the purpose of the exercise of the Warrants represented by such Warrant Certificates.

10.8 Indemnification

Without limiting any protection or indemnity of the Warrant Agent under any other provision hereof, or otherwise at law, the Corporation hereby agrees to indemnify and hold harmless the Warrant Agent, its directors, officers, employees and agents (collectively, the "**Indemnified Parties**") from and against any and all liabilities, losses, damages, penalties, claims, actions, suits, costs, expenses and disbursements, including reasonable legal or advisor fees and disbursements, of whatever kind and nature which may at any time be imposed on, incurred by or asserted against the Indemnified Parties in connection with the performance of its duties and obligations hereunder, other than such liabilities, losses, damages, penalties, claims, actions, suits, costs, expenses and disbursements arising by reason of the gross negligence or fraud of the Indemnified Parties. This provision shall survive the resignation or removal of the Warrant Agent, or the termination of the Indenture. The Indemnified Parties shall not be under any obligation to prosecute or to defend any action or suit in respect of the relationship which, in the opinion of their counsel, may involve them in expense or liability, unless the Corporation shall, so often as required, furnish the Indemnified Parties with the indemnity and funding (satisfactory to the Indemnified Parties and their counsel) against such expense or liability.

10.9 Replacement of Warrant Agent

(a) Subject to subsections 10.10 and 10.14 hereof, the Warrant Agent may resign and be discharged from all further duties and liabilities hereunder, except as provided in this Article 10, by giving to the Corporation and the Warrantholders not less than 60 days' notice in writing or, if a new Warrant Agent has been appointed, such shorter notice as the Corporation may accept as sufficient. The Warrantholders by Extraordinary Resolution shall have power at any time, with the consent of the Corporation, not to be unreasonably withheld, to remove the Warrant Agent and to appoint a new Warrant Agent. In the event of the Warrant Agent resigning or being removed as aforesaid or being dissolved, becoming bankrupt, going into liquidation or otherwise becoming incapable of acting hereunder, the Corporation shall forthwith appoint a new Warrant Agent unless a new Warrant Agent has already been appointed by the Warrantholders; failing that appointment by the Corporation, the retiring Warrant Agent or any Warrantholder may apply to the Supreme Court of British Columbia, on such notice as the Court may direct, for the appointment of a new Warrant Agent; but any new Warrant Agent so appointed by the Corporation or by the Court shall be subject to

removal as aforesaid by the Warrantholders and the Corporation. Any new Warrant Agent appointed under any provision of this section 10.9 shall be a corporation authorized to carry on the business of a trust company in the province of British Columbia and, if required by the Applicable Legislation of any other Province, in that other Province. On any appointment, the new Warrant Agent shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as Warrant Agent without any further assurance, conveyance, act or deed; but there shall be immediately executed, at the expense of the Corporation, all such conveyances or other instruments as may, in the opinion of counsel, be necessary or advisable for the purpose of assuring such powers, rights, duties and responsibilities of the new Warrant Agent.

(b) Upon the appointment of a new Warrant Agent, the Corporation shall promptly give notice thereof to the Warrantholders.

(c) Any corporation into or with which the Warrant Agent may be merged or consolidated or amalgamated, or any corporation succeeding to the business of the Warrant Agent, shall be the successor to the Warrant Agent hereunder without any further act on its part or any of the parties hereto provided that such corporation would be eligible for appointment as a new Warrant Agent under subsection 10.9(a).

(d) Any Warrant Certificates certified but not delivered by a predecessor Warrant Agent may be certified by the new or successor Warrant Agent in the name of the predecessor or new or successor Warrant Agent.

10.10 Conflict of Interest

(a) The Warrant Agent represents to the Corporation that at the time of the execution and delivery hereof no material conflict of interest exists between the Warrant Agent's role as a fiduciary hereunder and its role in any other capacity and agrees that in the event of a material conflict of interest arising hereafter it will, within 90 days after ascertaining that it has a material conflict of interest, either eliminate the same or resign as the Warrant Agent hereunder. Notwithstanding the foregoing provisions of this subsection 10.10(a), if any such material conflict of interest exists or hereafter shall exist, the validity and enforceability of this Indenture and the Warrant Certificate shall not be affected in any manner whatsoever by reason thereof.

(b) Subject to subsection 10.10(a), the Warrant Agent, in its personal or any other capacity, may buy, lend upon and deal in securities of the Corporation, may act as registrar and transfer agent for the Shares and Warrant Agent for the Warrants under the Warrant Indenture and generally may contract and enter into financial transactions with the Corporation or any subsidiary of the Corporation, all without being liable to account for any profit made thereby.

10.11 Acceptance of appointment as Agent

The Warrant Agent hereby accepts the appointment as agent upon the terms and conditions herein set forth and agrees to hold all rights, interests and benefits contained herein for and on behalf of those persons who become holders of Warrants from time to time issued pursuant to this Indenture.

10.12 Warrant Agent not to be Appointed Receiver

The Warrant Agent and any person related to the Warrant Agent shall not be appointed a receiver, a receiver and manager or liquidator of all or any part of the assets or undertaking of the Corporation.

10.13 Third Party Interests

The Corporation hereby represents to the Warrant Agent that any account to be opened by, or interest held by, the Warrant Agent in connection with this Indenture, for or to the credit of the Corporation, either: (i) is not intended to be used by or on behalf of any third party; or (ii) is intended to be used by or on behalf of a third party, in which case the Corporation agrees to complete and execute forthwith a declaration in the Warrant Agent's prescribed form as to the particulars of such third party.

10.14 Compliance with Money Laundering Legislation

The Warrant Agent shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Warrant Agent reasonably determines that such act might cause it to be in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline. Further, should the Warrant Agent reasonably determine at any time that its acting under this Indenture has resulted in its being in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline, then it shall have the right to resign on 10 days' written notice to the Corporation, provided: (i) that the Warrant Agent's written notice shall describe the circumstances of such non-compliance; and (ii) that if such circumstances are rectified to the Warrant Agent's satisfaction within such 10-day period, then such resignation shall not be effective.

10.15 Privacy Provision

The parties acknowledge that federal and/or provincial legislation that addresses the protection of individuals' personal information (collectively, "**Privacy Laws**") applies to obligations and activities under this Indenture. Despite any other provision of this Indenture, neither party shall take or direct any action that would contravene, or cause the other to contravene, applicable Privacy Laws. The Corporation shall, prior to transferring or causing to be transferred personal information to the Warrant Agent, obtain and retain required consents of the relevant individuals to the collection, use and disclosure of their personal information, or shall have determined that such consents either have previously been given upon which the parties can rely or are not required under the Privacy Laws. The Warrant Agent shall use commercially reasonable efforts to ensure that its services hereunder comply with Privacy Laws. Specifically, the Warrant Agent agrees: (a) to have a designated chief privacy officer; (b) to maintain policies and procedures to protect personal information and to receive and respond to any privacy complaint or inquiry; (c) to use personal information solely for the purposes of providing its services under or ancillary to this Indenture and not to use it for any other purpose except with the consent of or direction from the Corporation or the individual involved; (d) not to sell or otherwise improperly disclose personal information to any third party; and (e) to employ administrative, physical and technological safeguards to reasonably secure and protect personal information against loss, theft, or unauthorized access, use or modification.

11. GENERAL

11.1 Notice to Corporation and Warrant Agent

(a) Unless herein otherwise expressly provided, any notice to be given hereunder to the Corporation or the Warrant Agent shall be given in writing and shall be deemed to be

validly given if delivered or if sent by registered letter, postage prepaid or if transmitted by telecopy:

(1) if to the Corporation:

Boss Power Corp.
Suite 501-905 West Pender Street
Vancouver, British Columbia
V6C 1L6

Attention: President

Fax No.: (604) 669-5886

With a copy to:

Sangra Moller LLP
1000 Cathedral Place
925 West Georgia Street.
Vancouver, BC
V6C 2L3

Attention: Harj Sangra

Fax: (604)-699-8803

(2) if to the Warrant Agent:

Computershare Trust Company of Canada
510 Burrard Street, Suite 2100
Vancouver, British Columbia
V6C 3B9

Attention: Manager, Corporate Trust

Fax No.: (604)-661-9403

and any notice given in accordance with the foregoing shall be deemed to have been received on the date of delivery or, if mailed, on the fifth business day following the day of the mailing of the notice or, if transmitted by telecopy, on the day following the transmission.

(b) The Corporation or the Warrant Agent, as the case may be, may from time to time notify the other in the manner provided in subsection 11.1(a) of a change of address which, from the effective date of the notice and until changed by like notice, shall be the address of the Corporation or the Warrant Agent, as the case may be, for all purposes of this Indenture.

(c) If, by reason of a strike, lockout or other work stoppage, actual or threatened, involving postal employees, any notice to be given to the Warrant Agent or to the Corporation hereunder could reasonably be considered unlikely to reach or to be delayed in reaching its destination, the notice shall be valid and effective only if it is delivered to an officer

of the party to which it is addressed or if it is delivered to that party at the appropriate address provided in subsection 11.1(a) by telecopy or other means of prepaid, transmitted, or written communication and any notice delivered in accordance with the foregoing shall be deemed to have been received on the date of delivery to the officer or if delivered by telecopy or other means of prepaid, transmitted, recorded communication, on the first business day following the date of the sending of the notice by the person giving the notice.

11.2 Notice to Warrantholders

(a) Unless herein otherwise expressly provided, any notice to be given hereunder to Warrantholders shall be written and shall be deemed to be validly given if the notice is sent by prepaid mail, addressed to the holder or delivered by hand or transmitted by telecopy (or so mailed to certain holders and so delivered to other holders and so telecopied to other holders) at their respective addresses and telecopy numbers appearing on the register maintained by the Warrant Agent; and if in the case of joint holders of any Warrants more than one address or telecopy number appears on the register in respect of that joint holding, the notice shall be addressed or delivered, as the case may be, only to the first address or telecopier number, as the case may be, so appearing. Any notice so given shall be deemed to have been received on the day of delivery by hand or telecopy or, if mailed, on the fifth business day following the day of mailing of the notice. Accidental error or omission in giving notice or accidental failure to mail notice to any Warrantholder shall not invalidate any action or proceeding founded thereon.

(b) If, by reason of strike, lock-out or other work stoppage, actual or threatened, involving postal employees, any notice to be given to the Warrantholders hereunder could reasonably be considered unlikely to reach or be delayed in reaching its destination, the notice shall be valid and effective if published or distributed once in the Report on Business section of the national edition of The Globe and Mail newspaper, or, in the event of a disruption in the circulation of that newspaper, once in a daily newspaper in the English language approved by the Warrant Agent of general circulation in the Cities of Vancouver, Calgary and Toronto; provided that in the case of a notice convening a meeting of the holders of Warrants, the Warrant Agent may require such additional publications of that notice, in the same or in other cities or both, as it may deem necessary for the reasonable protection of the holders of Warrants or to comply with any applicable requirement of law or any stock exchange. Any notice so given shall be deemed to have been given on the day on which it has been published in all of the cities in which publication was required (or first published in a city if more than one publication in that city is required). In determining under any provision hereof, the date when notice of any meeting or other event must be given, the date of giving notice shall be included and the date of the meeting or other event shall be excluded.

11.3 Satisfaction and Discharge of Indenture

Upon the earlier of (i) the date by which certificates representing Shares shall have been delivered to Warrantholders to the full extent of the rights attached to all Warrants theretofore certified hereunder and the monies to be paid hereunder, if any, have been paid; and (ii) the Expiry Date; this Indenture shall cease to be of further effect and the Warrant Agent, on demand of and at the cost and expense of the Corporation and upon delivery to the Warrant Agent of a certificate of the Corporation stating that all conditions precedent to the satisfaction and discharge of this Indenture have been complied with and upon

payment to the Warrant Agent of the fees and other remuneration payable to the Warrant Agent, shall execute proper instruments acknowledging satisfaction of and discharging this Indenture.

11.4 Sole Benefit of Parties and Warrantholders

Nothing in this Indenture or in the Warrant Certificates, expressed or implied, shall give or be construed to give to any person other than the parties hereto and the Warrantholders any legal or equitable right, remedy or claim under this Indenture, or under any covenant or provision therein contained, all such covenants and provisions being for the sole benefit of the parties hereto and the Warrantholders.

11.5 Discretion of Directors

Any matter provided herein to be determined by the directors will be determined acting reasonably in their sole discretion, and a determination so made will be conclusive.

11.6 Counterparts and Formal Date

This Indenture may be executed in several original or facsimile counterparts, each of which when so executed shall be deemed to be an original and the counterparts together shall constitute one and the same instrument and notwithstanding their date of execution shall be deemed to bear the date as of June 12, 2007.

IN WITNESS WHEREOF the parties hereto have executed this Indenture under the hands of their proper officers in that behalf.

BOSS POWER CORP.

By: *"signed"*
Authorized Signatory

COMPUTERSHARE TRUST COMPANY OF CANADA

By: *"signed"*
Authorized Signatory

By: *"signed"*
Authorized Signatory

SCHEDULE A

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE OCTOBER 13, 2007.

THE SECURITIES REPRESENTED HEREBY ARE SUBJECT TO THE RULES AND POLICIES OF THE TSX VENTURE EXCHANGE. WITHOUT PRIOR WRITTEN APPROVAL OF THE TSX VENTURE EXCHANGE AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF THE TSX VENTURE EXCHANGE OR OTHERWISE IN CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT UNTIL OCTOBER 13, 2007.

THE WARRANTS EVIDENCED HEREBY ARE EXERCISABLE AT OR BEFORE 4:00 P.M. (VANCOUVER TIME) ON THE EXPIRY DATE (AS SUCH TERM IS DEFINED HEREIN), AFTER WHICH TIME THE WARRANTS EVIDENCED HEREBY SHALL BE DEEMED TO BE VOID AND OF NO FURTHER FORCE OR EFFECT.

[additional legends for holders resident in the United States]

THE SECURITIES REPRESENTED HEREBY AND THE SECURITIES ISSUED UPON EXERCISE OF THE WARRANTS HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT"), OR UNDER ANY STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF THE CORPORATION THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO THE CORPORATION; (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT; (C) WITHIN THE UNITED STATES IN ACCORDANCE WITH AN EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT; OR (D) IN COMPLIANCE WITH CERTAIN OTHER PROCEDURES SATISFACTORY TO THE CORPORATION.

THE COMMON SHARES FOR WHICH THIS SECURITY IS EXERCISABLE HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT") OR ANY APPLICABLE STATES SECURITIES LAWS. THIS SECURITY MAY NOT BE EXERCISED WITHIN THE UNITED STATES OR ON BEHALF OF ANY U.S. PERSON (AS DEFINED IN REGULATION S UNDER THE U.S. SECURITIES ACT) UNLESS REGISTERED UNDER THE U.S. SECURITIES ACT AND ANY APPLICABLE STATES SECURITIES LAWS OR UNLESS AN EXEMPTION FROM SUCH REGISTRATION IS MADE AVAILABLE.

WARRANT
to acquire common shares of

BOSS POWER CORP.
(incorporated pursuant to the laws of the Province of British Columbia)

Warrant Certificate
No. ◆

Certificate for ____________________________
Warrants, each entitling the holder to acquire one

Share of BOSS POWER CORP.

THIS IS TO CERTIFY THAT, for value received,

____

(the "**Holder**") is the registered Holder of the number of common share purchase warrants (the "**Warrants**") of the Corporation specified above, and is entitled, on exercise of these Warrants upon and subject to the terms and conditions set forth herein and in the Warrant Indenture hereinafter referred to, to purchase at any time before 4:00 p.m. (Vancouver time) on the earlier of: (i) December 12, 2008 and (ii) the 25th day following the date on which the Corporation provides notice to the Holder and to Computershare Trust Company of Canada (the "**Warrant Agent**") that the Acceleration Event (as defined below) has occurred (such earlier date, the "**Expiry Date**"), one fully paid and non-assessable common share without par value in the capital of the Corporation as constituted on the date hereof (a "**Share**") for each Warrant. The "**Acceleration Event**" will occur if, at any time starting after October 12, 2007, the closing trading price of the Shares on any stock exchange in Canada or the United States on which the Shares are listed is $1.25 or greater for 20 or more consecutive trading days. If the Acceleration Event occurs, the Corporation will have the option to provide notice that the Acceleration Event has occurred.

The right to purchase Shares may only be exercised by the Holder within the time set forth above by:

(a) duly completing and executing the exercise form (the "**Exercise Form**") attached hereto as Appendix A; and

(b) surrendering this warrant certificate (the "**Warrant Certificate**"), with the Exercise Form to the Warrant Agent at the principal office of the Warrant Agent, 510 Burrard Street, Suite 2100, Vancouver, British Columbia, V6C 3B9, together with a certified cheque in the lawful money of Canada payable to or to the order of the Corporation in an amount equal to the purchase price of the Shares so subscribed for.

The Surrender of this Warrant Certificate, the duly completed exercise form and payment as provided above will be deemed to have been effected only on personal delivery thereof to, or if sent by mail or other means of transmission on actual receipt thereof by, the Warrant Agent at its principal transfer office in Vancouver.

Subject to adjustment thereof in the events and in the manner set forth in the Warrant Indenture hereinafter referred to, the exercise price payable for each Share upon the exercise of Warrants shall be Cdn.$1.00 per Share.

Certificates for the Shares subscribed for will be mailed to the persons specified in the exercise form at their respective addresses specified therein or, if so specified in the exercise form, delivered to such persons at the office where this Warrant Certificate is surrendered. If fewer Shares are purchased than the number that can be purchased pursuant to this Warrant Certificate, the Holder hereof will be entitled to receive without charge a new Warrant Certificate in respect of the balance of the Shares not so purchased. No fractional Shares will be issued upon exercise of any Warrant.

This Warrant Certificate evidences Warrants of the Corporation issued or issuable under the provisions of a warrant indenture (which indenture together with all other instruments supplemental or ancillary thereto is herein referred to as the "**Warrant Indenture**") dated as of June 12, 2007 between the Corporation and the Warrant Agent, as Warrant Agent, to which Warrant Indenture reference is hereby made for particulars of the rights of the Holders of Warrants, the Corporation and the Warrant Agent in respect thereof and the terms and conditions on which the Warrants are issued and held, all to the same effect as if the provisions of the Warrant Indenture were herein set forth, to all of which the Holder by acceptance

hereof assents. The Corporation will furnish to the Holder, on request and without charge, a copy of the Warrant Indenture.

On presentation at the principal transfer office of the Warrant Agent in Vancouver as specified below, subject to the provisions of the Warrant Indenture and on compliance with the reasonable requirements of the Warrant Agent, one or more Warrant Certificates may be exchanged for one or more Warrant Certificates entitling the Holder thereof to purchase in the aggregate an equal number of Shares as are purchasable under the Warrant Certificate or Certificates so exchanged.

The Warrant Indenture contains provisions for the adjustment of the price payable for each Share upon the exercise of Warrants and the number of Shares issuable upon the exercise of Warrants in the events and in the manner set forth therein.

The Warrant Indenture also contains provisions making binding on all Holders of Warrants outstanding thereunder resolutions passed at meetings of Holders of Warrants held in accordance with the provisions of the Warrant Indenture and instruments in writing signed by Holders of Warrants entitled to purchase a specific majority of the Shares that can be purchased pursuant to such Warrants.

Nothing contained in this Warrant Certificate, the Warrant Indenture or elsewhere shall be construed as conferring upon the Holder hereof any right or interest whatsoever as a Holder of Shares or any other right or interest except as herein and in the Warrant Indenture expressly provided. In the event of any discrepancy between anything contained in this Warrant Certificate and the terms and conditions of the Warrant Indenture, the terms and conditions of the Warrant Indenture shall govern.

Warrants are issuable only as fully registered Warrants. Warrants may only be transferred in compliance with the conditions of the Warrant Indenture on the register to be kept by and at the principal offices of the Warrant Agent in Vancouver, and by the Warrant Agent or such other registrar as the Corporation, with the approval of the Warrant Agent, may appoint at such other place or places, if any, as may be designated, upon surrender of this Warrant Certificate to the Warrant Agent or other registrar accompanied by a written instrument of transfer in form and execution satisfactory to the Warrant Agent or other registrar and upon compliance with the conditions prescribed in the Warrant Indenture and with such reasonable requirements as the Warrant Agent or other registrar may prescribe and upon the transfer being duly noted thereon by the Warrant Agent or other registrar.

Time is of the essence hereof.

This Warrant Certificate will not be valid for any purpose until it has been countersigned by or on behalf of the Warrant Agent from time to time under the Warrant Indenture.

The parties hereto have declared that they have required that these presents and all other documents related hereto be in the English language. Les parties aux présentes déclarent qu'elles ont exigé que la présente convention, de même que tous les documents s'y rapportant, soient rédigés en anglais.

IN WITNESS WHEREOF BOSS POWER CORP. has caused this Warrant Certificate to be duly executed as of JUNE 12, 2007.

Countersigned and Registered by: **COMPUTERSHARE TRUST COMPANY OF CANADA**	**BOSS POWER CORP.**
By: ______________________________ Authorized Signatory	By: ______________________________ Authorized Signatory

APPENDIX "A"

EXERCISE FORM

TO: BOSS POWER CORP.
c/o Computershare Trust Company of Canada
510 Burrard Street, Suite 2100
Vancouver, British Columbia
V6C 3B9

Attention: Stock Transfer Department

The undersigned holder of the within Warrants hereby exercises ____________ of the Warrants represented hereby and the right provided for in such exercised Warrants to receive common shares (the "Common Shares") of BOSS POWER CORP. issuable pursuant to such Warrants.

The undersigned represents and warrants that it: **[check one only]**

☐ A. is not in the United States or a U.S. Person as defined in Rule 902 of Regulation S under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") and is not exercising the Exercised Warrants for the account or benefit of a U.S. Person or a person in the United States;

☐ B. is an original subscriber of the Warrants who was in the United States or was a US Person at the time of the original subscription for Warrants and each of the representations and warranties made by the Subscriber in its subscription agreement are true and correct on the date hereof; or

☐ C. the undersigned is delivering a written opinion of U.S. Counsel to the effect that the Warrants and the Common Shares to be delivered upon exercise hereof have been registered under the U.S. Securities Act or are exempt from registration thereunder.

The undersigned holder understands that unless Box A. above is checked, the certificate representing the Company's Common Shares is issued upon exercise of this Warrant will bear a legend restricting the transfer without registration under the U.S. Securities Act and applicable state securities laws substantially the form set forth in Section 4.8 of the Warrant Indenture.

The undersigned hereby irrevocably directs that the said common shares be issued and delivered as follows:

Name(s) in Full	Address(es) (include Postal/Zip Code)	Numbers(s) of common shares
______________________	______________________	______________
______________________	______________________	______________

(Please print in full the name in which certificates are to be issued. If any of the securities are to be issued to a person or persons other than the Warrantholder, the Transfer of Warrants form must be completed and the Warrantholder must pay to the Warrant Agent all eligible transfer taxes or other government charges.)

DATED this ______ day of ________________, ____________.

Witness or Signature Guarantee*	Signature of Registered Holder
	Name of Registered Holder
	Address of Registered Holder

* If the underlying securities are to be issued to a person other than the registered holder then the signature must be guaranteed by a Schedule I Canadian Chartered Bank or a guarantee under the North American STAMP, SEMP or MSP Medallion Programs.

☐ Please check box if these certificates are to be delivered to the office where this Warrant Certificate is surrendered, failing which the certificates will be mailed to the address shown on the register.

APPENDIX "B"

TRANSFER OF WARRANTS

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto

____

(name) (the "transferee")

____

(address)

______________ of the Warrants registered in the name of the undersigned represented by the within certificate.

The undersigned hereby certifies that the Warrants are being sold, assigned or transferred in accordance with all applicable securities laws.

DATED the _____ day of _____________, _______________.

Signature of Warrantholder ____
Guaranteed by: (Signature of Warrantholder)

____

[*]

* Authorized Signature Number

NOTE: The signature to this transfer must correspond with the name as recorded on the Warrants in every particular without alteration or enlargement or any change whatever. The signature of the person executing this transfer must be guaranteed by a Schedule I Canadian Chartered Bank or a guarantee under the North American STAMP, SEMP or MSP Medallion Programs.

Transferee Acknowledgement

The following is to be completed by the transferee if a Warrant Certificate is tendered for transfer and bears a restrictive legend in substantially the form set forth in Subsection 2.3(d) of the Warrant Indenture in connection with this transfer: (check one):

☐ A. The undersigned transferee hereby certifies that (i) it was not offered the Warrants while in the United States, it is not a U.S. person (as defined in Regulation S of the United States Securities Act of 1933, as amended (the "US Securities Act"), and did not execute this certificate while within the United States, (ii) it is not acquiring any of the Warrants represented by this Warrant Certificate by or on behalf of a U.S. person or any person within the United States, and (iii) it has in all other respects complied with the terms of Regulation S of the US Securities Act, or any successor rule or regulation of the United States Securities and Exchange Commission as presently in effect.

☐ B. The undersigned transferee is delivering a written opinion of U.S. Counsel to the effect that this transfer of Warrants and the issuance of Common Shares to be delivered upon exercise thereof have been registered under the US Securities Act or are exempt from registration thereunder.

The transferee understands that unless Box A. above is checked, the certificate representing the Warrant issued in connection with the transfer will bear a legend respecting United States securities laws.

DATED this _____ day of ____________________, ________

ACKNOWLEDGEMENT

____
(Signature of Transferee)

____
Print full Name

82-4571

BOSS POWER CORP.

NOTICE OF CHANGE IN CORPORATE STRUCTURE PURSUANT TO SECTION 4.9 OF NATIONAL INSTRUMENT 51-102

Item 1: Names of the Parties to the Transaction

Boss Gold International Corp. ("Boss"), Santoy Resources Ltd. ("Santoy"), Adam Travis ("Travis"), Cazador Resources Ltd. ("Cazador") and Anthony J. Beruschi (on behalf of himself and companies he controls and his trustees) ("Beruschi").

Item 2: Description of the Transaction

On June 12, 2007, Boss acquired all of Santoy's, Travis', Cazador's and Beruschi's interest in the Blizzard uranium deposit which transaction (the "Transaction") constituted a reverse-takeover. Pursuant to the Transaction, among other things:

(a) Boss issued a total of 52,500,000 shares in its capital to Santoy and Beruschi at a deemed price of $2.00 per share;

(b) Boss changed its name to Boss Power Corp.

Further details of the Transaction are set out in Boss' filing statement dated effective May 30, 2007 which has been filed on SEDAR and is available at www.sedar.com.

Item 3: Effective Date of Transaction

June 12, 2007.

Item 4: Names of Each Party that Ceased to be a Reporting Issuer Subsequent to the Transaction and of each Continuing Entity

A. Party that ceased to be reporting issuer

Not Applicable.

B. Continuing entities

Boss Power Corp.

Item 5: Date of Reporting Issuer's First Financial Year-End Subsequent to the Transaction

No Change.

Item 6: Periods of the Interim and Annual Financial Statements Required to be Filed for the Reporting Issuer's First Financial Year Subsequent to the Transaction

No Change.

DATED this 22nd day of June, 2007.

82-4571

INFO TSX VENTURE **Bulletin Contents**

company person symbol start home

Boss Power Corp.

Listed Company

---- Navigation Options ----

BOSS POWER CORP. ("BPU")
[formerly Boss Gold International Corp. ("BOG.H")]
SANTOY RESOURCES LTD. ("SAN")
BULLETIN TYPE: Reverse Takeover-Completed, Name Change, Private Placement-Brokered, Private Placement-Non-Brokered, Graduation from NEX to TSX Venture, Symbol Change
BULLETIN DATE: June 14, 2007
NEX AND TSX Venture Tier 2 Companies

The TSX Venture Exchange has accepted for filing the Company's Reverse Takeover ('RTO'), which includes the following transactions:

Pursuant to an Asset Purchase and Sale Agreement dated July 27, 2006, as amended by an amendment agreement dated May 23, 2007, the Company has acquired the Blizzard claims from Anthony Beruschi, Santoy Resources Ltd., Adam Travis, and Cazador Resources Ltd. (collectively the "Vendors").

The Blizzard Project, consisting of Blizzard 1 claim covering 334.837 hectares and surrounding claims totaling 1979.420 hectares, is situated in the Greenwood, Osoyoos and Vernon Mining Divisions of British Columbia, Canada. The Blizzard uranium deposit is located about 49 air kilometers southeast of Kelowna and 24 air kilometers northeast of Beaverdell, British Columbia.

Pursuant to the Agreement among Boss and the Vendors, the Vendors will sell all of their actual, or purported, interest in and to the Blizzard Claim to Boss for $105,000,000. Concurrent with the sale of the Blizzard Claim to Boss, Beruschi (one of the vendors) will further cause the transfer of the Additional Blizzard Claims and the Hydraulic Lake Claims to Boss. Mr. Dave Heyman, the legal owner of the Hydraulic Lake Claims, will be paid $50,000 by Boss for a transfer of his interest in the claims in favor of Boss and Beruschi. Beruschi will also grant the B Claims Option to Boss subject to certain conditions.

The purchase price for the Blizzard Claim will be payable by the issuance of a total of 52,500,000 Common Shares by Boss at a deemed price of $2.00 per share, 26,250,000 of which will be issued to Santoy and 26,250,000 to Beruschi or his assigns. Of the 26,250,000 Common Shares to be issued to Beruschi or his assigns, 2,000,000 Common Shares are to be held in escrow pending resolution of a dispute relating to certain of the Properties and B Claims.

Boss shall pay a further $1,200,000 in cash to Beruschi as further consideration for the Additional Blizzard Claims, the Hydraulic Lake Claims and the grant of the B Claims Option on or before the closing of the first Private Placement to be completed. In addition, Beruschi will receive a gross over-riding royalty of $1.50 per pound of Uranium Oxide from the Properties upon completion of the Acquisition and Travis will receive a gross over-riding royalty interest of $0.50 per pound of uranium oxide produced from the Blizzard Claim. Upon exercise of the B Claims Option, Boss will grant to Beruschi a gross over-riding royalty of $2 per pound of uranium oxide produced from the B Claims.

Each of the Vendors and Mr. Dave Heyman are all arm's length to Boss.

The Exchange has been advised that the above transactions, approved by shareholders by way of written consents, have been completed. For further information, please refer to the Company's Filing Statement dated May 30, 2007

Insider / Pro Group Participation: N/A

The Company is classified as a 'mineral exploration and development' company.

Escrowed: 54,232,574 common shares
Escrow Term: 3 years

In addition, the Company has also completed the following concurrent transactions to their RTO:

Name Change
Pursuant to a resolution passed by shareholders October 13, 2006, the Company has changed its name as follows. There is no consolidation of capital.

Effective at the opening, June 15, 2007, the common shares of Boss Power Corp. will commence trading on TSX Venture Exchange, and the common shares of Boss Gold International will be delisted. The Company is classified as a 'Mineral Exploration and Development' company.

Capitalization: Unlimited shares with no par value of which
73,151,789 shares are issued and outstanding
Escrow: 54,232,574 shares

Transfer Agent: Computershare Investor Services Inc.
Trading Symbol: BPU (new)
CUSIP Number: 100120 10 4 (new)

Private Placement-Brokered
TSX Venture Exchange has accepted for filing documentation with respect to a Brokered Private Placement announced February 5, 2007 and March 19, 2007:

Number of Shares: 7,176,666 shares

Purchase Price: $0.75 per share

Warrants: 3,588,333 share purchase warrants to purchase 3,588,333 shares

Warrant Exercise Price: $1.00 for an 18-month period. The warrants are subject to an accelerated exercise provision if after expiry of the four month hold period the closing price of the Company's shares is at a price equal to or greater than $1.25 per share for 20 consecutive trading days.

Number of Placees: 132 placees

Agent's Fee: Blackmont Capital Inc. will receive a 7% cash fee of $368,637.47 and non-transferable Agent's Options that are exercisable into 480,667 units at a price of $0.75 per unit for an 18 month period. The units have the same terms as the offering except the warrants will be non-transferable.

Pursuant to Corporate Finance Policy 4.1, Section 1.11(d), the Company must issue a news release announcing the closing of the private placement and setting out the expiry dates of the hold period(s). The Company must also issue a news release if the private placement does not close promptly. Note that in certain circumstances the Exchange may later extend the expiry date of the warrants, if they are less than the maximum permitted term.

Private Placement-Non-Brokered
TSX Venture Exchange has accepted for filing documentation with respect to a Non-Brokered Private Placement announced February 5, 2007 and March 19, 2007:

Number of Shares: 1,170,000 shares

Purchase Price: $0.75 per share

Warrants: 585,000 share purchase warrants to purchase 585,000 shares

Warrant Exercise Price: $1.00 for an 18-month period. The warrants are subject to an accelerated exercise provision if after expiry of the four month hold period the closing price of the Company's shares is at a price equal to or greater than $1.25 per share for 20 consecutive trading days.

Number of Placees: 15 placees

Insider / Pro Group Participation:

Insider=Y /
Name ProGroup=P / # of Shares

John Skinner P 133,333
Paul Trudeau P 20,000
Sherman Dahl P 100,000
Tom Vinterlik P 20,000

Finder's Fee: Roland Financial Services Ltd. (Raymond Roland) will receive a 5% cash finder's fee of $20,375.00.

National Bank Financial will receive a 5% cash finder's fee of $7,500.00.

Pursuant to Corporate Finance Policy 4.1, Section 1.11(d), the Company must issue a news release announcing the closing of the private placement and setting out the expiry dates of the hold period(s). The Company must also issue a news release if the private placement does not close promptly. Note that in certain circumstances the Exchange may later extend the expiry date of the warrants, if they are less than the maximum permitted term.

Graduation from NEX to TSX Venture, Symbol Change
The Company has met the requirements to be listed as a TSX Venture Tier 2 Company. Therefore, effective on June 15, 2007, the Company's listing will transfer from NEX to TSX Venture, the Company's Tier classification will change from NEX to Tier 2 and the Filing and Service Office will change from NEX to Vancouver.

Effective at the opening, June 15, 2007, the trading symbol for the Company will change from BOG.H

to BPU.

TSX-X

82-4571

1.0 TITLE PAGE

TECHNICAL REPORT ON THE BLIZZARD URANIUM DEPOSIT BEAVERDELL AREA, BRITISH COLUMBIA, CANADA

Greenwood, Osoyoos, & Vernon Mining Divisions

NTS 82E/NE &NW-1:100,000 Maps

Mineral Title Map 82E.066 (Blizzard 1 Claim)

(Blizzard Deposit Centered near: 49°37'27"N, 118°55'14"W)

MINERAL TITLES MAPS M082E056, 066, 074, 075, 084, 085

By

Peter A. Christopher, PhD, P.Eng.

PETER CHRISTOPHER & ASSOCIATES INC.

3707 West 34th Avenue

Vancouver, B.C., Canada V6N 2K9

For

Boss Gold International Corp.

Suite 501-905 West Pender Street

Vancouver, B.C., Canada V6C 1L6

November 15, 2006

(Revised February 23 & May 30, 2007)

2.0 TABLE OF CONTENTS

3.0 SUMMARY

3.1 Property Description

The Blizzard Uranium deposit ("Blizzard Deposit"), covered by the 334.837 hectares Blizzard 1 claim, is located in the Okanagan Plateau area of south-central British Columbia and is part of the East Okanagan Uranium area mapped by the writer (Christopher, 1978). The Blizzard Deposit (B.C. Mineral Inventory 82E/NE-46) is about 49 air kilometers southeast of Kelowna and 24 air kilometers northeast of Beaverdell, British Columbia. The Blizzard Deposit was the subject of a positive feasibility study by Kilborn Engineering (B.C.) ("Kilborn") in 1979 (Kilborn, 1979). The feasibility study considered open pit mining methods for exploitation of the Blizzard deposit.

The Blizzard Deposit is presently being acquired by Boss Gold International Corp. ("Boss"). The management of Boss retained Peter A. Christopher Ph.D., P.Eng. to prepare an independent technical report on the Blizzard Uranium project in the form and to the standards required by NI43-101. Field examination of the Blizzard property was conducted by the writer and geologist Adam Travis ("Travis") on July 19, 2005 to meet the NI43-101 requirement of a recent property examination. The writer (Christopher, 2005) prepared a technical report on the Blizzard Deposit dated August 31, 2005 for Santoy Resources Ltd. ("Santoy"). Boss entered into an agreement dated July 27, 2006 (the "Agreement") with Anthony Beruschi, representing his companies and trustees, Santoy and Adam Travis ("Travis") under which Mr. Beruschi ("Beruschi"), Santoy and Mr. Travis will sell all of their interest in the Blizzard uranium claim (the "Blizzard Claim") and certain surrounding mineral claims to Boss (Schedule A Claims ("A Claims")). The Blizzard Claim and surrounding mineral claims are referred to collectively as the Blizzard Uranium project ("Blizzard Project").

Boss intends to evaluate both conventional open-pit mining and lower cost and environmentally friendly in situ leaching (ISL) technology for exploitation of the Blizzard Deposit and other uranium deposits within the Blizzard Project.

3.2 Property Location, Infrastructure and Access

The Blizzard Project, consisting of Blizzard 1 claim covering 334.837 hectares and surrounding Blizzard claims totaling 1979.420 hectares, is situated in the Greenwood Mining Division of British Columbia, Canada. The Blizzard Deposit is centered near coordinates $49^{\circ}37'27''$N latitude and $118^{\circ}55'14''$W longitude in 1:50,000 map sheet NTS 82E/10W and on Mineral Title Map 82E.066. The area can be reached from Vancouver via the Trans-Canada Highway to Hope and then either Highway 5 to Kelowna or Highway 3 to Princeton, Osoyoos and Rock Creek. From Rock Creek paved highway 33 follows the Kettle River and West Kettle River to Beaverdell and local gravel resource roads from Beaverdell provide property access via the Beaver Creek, Cup Lake and Lassie Lake forestry roads. The project work force could use the mining community of Beaverdell or cities in the Okanagan Valley. From Kelowna access is via highway 33 to the Trapping Creek-Lassie Lake forestry roads. The Trapping Creek-Lassie Lake road system was selected by Kilborn as the best route for an upgraded mine access road.

The Blizzard Deposit is situated at the divide between the Kettle and West Kettle River drainages with local runoff entering Beaverdell Creek, Trapping Creek and Copperkettle Creek and eventually into the Kettle River system. Future uranium concentrates could be shipped via highways 33 and 3 to avoid tourist areas in the Okanagan Valley.

Four Hydraulic Lake claims, covering 100 hectares, situated along the McCulloch Road were additional Schedule A properties acquired by Boss to control future development in the Hydraulic Lake area. Dave Heyman will receive $50,000 from Boss on transfer by a quit claim of his interest in the Schedule A, Hydraulic Lake Claims.

Schedule B claims ("B Claims") occur in three groups, covering a total of 3452.258 hectares, which include the Fuki uranium deposit, the Haynes uranium deposit and extensions of the Hydraulic Lake deposit. For a period of 3 years from December 31, 2005, Boss has the right to earn 51% interest in B Claims subject to the following terms:

- Boss is responsible for minimum exploration and development expenditure of $200,000 over the 3 year period.
- Boss will pay to Beruschi or his nominee $1,000,000 in cash or shares before the end of the 3 year period.
- The B claims will be subject to a $2 per pound of uranium royalty in favour of Beruschi or his nominee.
- Any B Claims returned to Beruschi will be in good standing for a minimum period of 6 months from the date of the return of the claim or claims.
- For a period commencing January 1, 2008 to June 1, 2009 Boss shall have the first right of refusal to acquire an interest in any or all of the B Claims.

3.3 Property Ownership

The Blizzard 1 claim, is 100% owned by Adam Robert Travis of Westbank, British Columbia. On June 13, 2005 notice was subsequently filed with the Gold Commissioner, under the Mineral Title Act, by a prior property owner of the property area, claiming "superior right, title and interest" to the Blizzard 1 claim. Based on the Boss's and the writer's respective reviews of the facts, the Blizzard 1 claim was properly filed and recorded by Travis under the new on-line staking provisions of the Act. Based on information in hand, Santoy and Sparton agreed to support the Travis with respect to any title disputes and to provide certain indemnities in respect thereof. Santoy, joint venture 50:50 with Sparton Resources Inc. ("Sparton"), announced an option agreement whereby they could earn a 100% interest in the Blizzard 1 claim over a 4 year period by making $450,000 in cash option payments ($50,000 paid upon signing of the Option Agreement), issuing shares (250,000 shares of Santoy and 1,000,000 shares of Sparton in year one, and 250,000 shares of Santoy and 1,000,000 shares of Sparton in year two), completing a $1,500,000 work program with $500,000 in the first two years, making advanced royalty payments of $50,000 per year after the 5th anniversary of the option agreement, and paying a royalty on sales (Santoy News Release dated June 13, 2005).

On August 9, 2005 Santoy (News Release) announced consolidation of the joint venture holdings in the Blizzard Deposit by assuming Sparton Resources Inc. obligations, issuing 1 million shares of Santoy and 1 million share purchase warrants exercisable at $0.75 per share for a two year period, $50,000 cash, and a production royalty of $0.50 per pound of uranium to Sparton.

On September 28, 2005 a prior title holder, Mr. Beruschi filed notice with the British Columbia Gold Commissioner, under the Mineral Title Act of British Columbia, claiming "superior right, title and interest" in and to the Blizzard 1 claim. Based on Santoy's and the writer's reviews of the facts, the Blizzard 1 claim was properly filed and recorded by Travis, the Vendor under the new on-line staking provisions of the Mining Act. However, in order to avoid potential lengthy and uncertain legal dispute between Beruschi and the Province of British Columbia, Beruschi, Santoy and Travis entered into a Settlement Agreement dated December 31, 2005 (the "Settlement Agreement"). Under the terms of the Settlement Agreement, the parties agreed to the immediate resolution of the title issue relating to the Blizzard 1 and to co-operate and assist in the acquisition of Blizzard 1 and certain surrounding mineral claims by Boss Gold International Corp. The dispute involving the Crown was terminated. Title to the Blizzard 1 claim has been assigned to Cazador Resources Ltd. ("Cazador"), a private British Columbia corporation owned by Adam Travis.

Boss entered into an Asset Purchase and Sale Agreement dated July 27, 2006 (the "Agreement") with Anthony Beruschi, representing his companies and trustees, Santoy, Adam Travis ("Travis"), and Cazador under which Beruschi, Santoy, Travis and Cazador will sell all of their interest in and to the Blizzard uranium claim (the "Blizzard Claim") and certain surrounding mineral claims to Boss (News Release dated July 28, 2006) for $105,000,000. The purchase price will be payable with a total of 52,500,000 common shares of Boss at a deemed price of $2.00 per share. 26,250,000 common shares will be issued by Boss to Santoy and 26,250,000 common shares will be issued by Boss to Mr. Beruschi and/or other parties that hold interests in the Properties.

Santoy is required to meet its obligations to Mr. Travis on the Blizzard 1 Claim. Santoy is entitled to earn an undivided five percent (5%) working interest in the Property through financing of $1 million in exploration. Boss shall retain the right to purchase Santoy's 5% working interest in consideration for a gross over-riding royalty interest of $1.00 per pound of uranium oxide produced from the Property.

The resolution of the title dispute and the Settlement Agreement are described in further detail in a Santoy new release dated January 24, 2006.

3.4 Property Geology and Mineralization

The Blizzard Uranium Project is situated within the Omineca Crystalline Belt of the Canadian Cordillera. The metamorphic basement to the crystalline belt is referred to as the Shuswap terrane and in the Kettle River area, mainly layered, probably Precambrian gneisses, are referred to as the Monashee Group. Paleozoic metasedimentary rocks of the Anarchist Group overlie the core gneissic terrain and at Beaverdell are called the Wallace Mountain Formation. The basement rocks to the Blizzard deposit consist mainly of Nelson and Valhalla intrusions. Dykes account for about 5 percent of the basement rocks and occur in swarms with north 20° west and

north 15 to 25° east strikes. Structurally controlled linear features and the structurally controlled channel that contains the carbonaceous sediments hosting the Blizzard deposit have similar orientations. The Paleo-stream channel and hosting sediments formed during Miocene (26 to 7 million years ("Ma")) or earliest Pliocene (7 to 2 Ma) before the extrusion of a plateau basalt cap at about 5 Ma (K/Ar age). The plateau basalt cap protected the channel sediments from erosion by Pleistocene glaciers and also sealed and protected the groundwater system from highly oxidizing surface conditions. Pleistocene glacial and glacialfluvial deposits represent the last major unit deposited.

3.5 Deposit Type

The Blizzard, Fuki, Cup Lake, Haynes Lake, and Hydraulic Lake Deposits have been classified as a basal type deposits (Christopher and Ballantyne, 1976) and as a channel conglomerate type (McMillan, 1978). Basal type uranium deposits in the Okanagan Plateau occur in poorly consolidated fluvial or lacustrine carbonaceous sediments. Hosted sedimentary rocks are capped by an impermeable horizon, either Pliocene or Miocene plateau basalt (4.7 Ma (million years) and 5.0 Ma K/Ar ages) or by sediments of low permeability. Organic-rich sediments occupying paleostream channels or basins have maintained a reducing environment that caused deposition of secondary uranium minerals in areas of groundwater entrapment. The term 'basal type' uranium deposit is applied to these deposits because they often occur in a basal sequence of gravel and sands overlying a major unconformity and are below or at the base of a trapping impermeable layer. Unifying genetic and physical characteristic also allow classification of the deposits as channel, stratabound, or groundwater type uranium deposits. Favourable parameters for the formation of basal type uranium deposits of the Okanagan Plateau are:

- The presence of leachable uranium in high background granitic or volcanic terrain (eg. Coryell syenite, Valhalla quartz monzonite, Kettle River volcanics or Kamloops Group volcanics in the East Okanagan uranium area);
- Weathering or faulting provides ground preparation for oxidizing groundwater or other leaching solution;
- The presence in an aquifer of carbonaceous (reducing) stream and lake sediments that allow trapping of groundwater solutions and formation of a reducing environment in a normally oxidizing groundwater system;
- An impermeable cap (eg. Plateau basalt) that protects the deposits from erosion and from oxidizing surface waters (Sutherland Brown et al., 1979).
- The emplacement of a breccia pipe at Blizzard may have affected fluid flow and caused a higher grade northerly sector of the deposit, although similar deposits elsewhere have formed without evidence of breccia pipe formation.

3.6 Status of Exploration Development and Operations

The Blizzard uranium deposit was discovered by Lacana Mining Corporation ("Lacana") in 1976 and explored till the late 1970s. The Blizzard property was optioned from Lacana by Norcen Energy Resources Limited ("Norcen"). A joint venture company comprised of Norcen, Lacana,

Campbell Chibougamou Mines Ltd. ("Campbell"), E & B Explorations Ltd. ("E & B") and Ontario Hydro completed over 400 reverse circulation and diamond drill holes. Drill holes were used to estimate a historic resource reported by Norcen as 2,200,000 tonnes grading 0.214% U_3O_8, using a cutoff grade of 0.025% U_3O_8. The resource estimate pre-dates NI 43-101 and is an historic estimate of the Blizzard deposit's potential. Kilborn's 1979 feasibility study provided historic reserve estimates that have been converted to resources by the writer as follows:

Table 3.1 Blizzard Deposit Historic Indicated and Inferred Resources* for Blizzard Deposit after Kilborn (1979).

CATEGORY	TONNES	GRADE (%U_3O_8)	CONTAINED Kg (% U_3O_8) (FROM KILBORN, 1979)
Indicated **	1,914,973	0.247%***	4,728,428
Inferred **	4,685	0.162%***	7,595

To Conform with NI-43-101 Conversions Where Necessary

* Report as Reserves but Rules Dictate Classification as Resources.

** Indicated and Inferred Reserves were converted to Indicated and Inferred Resources.

***Rounded to 3 places.

The Blizzard deposit was the subject of a positive feasibility study by Kilborn Engineering in 1979. The uranium production was forward sold but the property was never placed in production due to a seven year moratorium on exploration and development for uranium resources in British Columbia that was imposed by the British Columbia government in 1980.

The Fuki, Haynes Lake, and Hydraulic Lake deposits are other low-grade uranium mineralized areas controlled by Boss as a result of the settlement agreement which allowed development of the Blizzard deposit to proceed.

3.7 Conclusions and Recommendations

The Blizzard Project provides a potential source of fuel for a rapidly expanding nuclear energy industry. The engineering is presently dated and was completed prior to the start of British Columbia's uranium moratorium in 1980. The writer is of the opinion that previous engineering provides a basis for a current feasibility study and that the ISL technology used in the USA and Australia could provide a cost effective and environmentally friendly method of exploitation of the Blizzard uranium deposit.

The writer recommends a success contingent staged evaluation program for further testing uranium mineralization on the Blizzard Project. A $2,500,000 Phase I program should consist of:

- Acquisition and digitizing of previous drill data for calculation of current resources to meet standards required by NI 43-101.

- Establish base-line environmental data necessary for approval of pilot testing of ISL methods.
- Initiate a program of community and public relations to inform and keep the community appraised of the work program and progress on the project.
- Evaluate the Blizzard Project for addition drill targets with uranium potential
- Investigate applicability of ISL techniques to the Blizzard uranium deposits.
- Select and engineer sites for pilot ISL testing.
- Establish a QA/QC and Environmental Committee to formulate procedures for assurance of accurate data collection procedures and establish property water and sampling handling procedures.
- Drilling for grade and unit thickness verification, baseline water monitoring, twin reverse circulation holes for chemical and equilibrium studies, geotechnical investigation and condemnation
- Complete comprehensive studies regarding the merits and economics of conventional open-pit mining and processing versus the ISL option.

A pilot test should concentrate on investigating areas of the deposit with varying grades and composition of ore mineralogy and host material. Drill testing of other targeted areas should be undertaken in conjunction with the field pilot testing program. Parts of the Phase 2 program could be conducted in conjunction with Phase 1 work to expedite returning the project to current feasibility.

3.8 Opinion of Merit

The writer is of the opinion that the recommended programs are warranted, and have sufficient merit to justify the investment by the company.

4.0 INTRODUCTION AND TERMS OF REFERENCE

4.1 Terms of Reference and Purpose

This Technical Report, requested by the management of Boss is to propose further exploration and investigation programs to evaluate resources in the Blizzard Deposit on the Blizzard 1 claim and adjacent areas of the Blizzard Project in the Okanagan Plateau and the Greenwood, Osoyoos and Vernon Mining Divisions, British Columbia. The report has been prepared in compliance with the requirements of National Instrument 43-101 and Form 43-101F1, and is for supporting documentation to be filed with the British Columbia Securities Commission and the TSX Venture Exchange.

4.2 Source of Information and Data

The majority of the information for this report was obtained from reports and documents listed under the References and Sources of Information section of this report. The data was collected mainly by previous operators and by the writer. The writer conducted geological studies of the Beaverdell Area and East Okanagan Uranium area from 1977 to 1980 while employed by the British Columbia Department of Mines. The writer participated in field trips to uranium deposits in Washington State and to "basal type" uranium deposits in the Ningyo-Toge and Tono areas in Japan.

The writer personally examined the geological setting of the Blizzard, Hydraulic Lake, Cup Lake and Fuki uranium deposits with company personnel working in the area in the late 1970s. The writer has mapped the East Okanagan uranium area and participated in field tours of uranium deposits of Washington State, Saskatchewan and Japan that provided the writer insights into geological setting of "basal type" uranium deposits. The writer represented the British Columbia Ministry of Energy Mines and Petroleum Resources at several of the hearings conducted by the Royal Commission of Inquiry into Uranium Mining ("Royal Commission") and participated in a Brief Submitted to the Royal Commission (Sutherland Brown et al., 1979).

4.3 Field Involvement of the Qualified Person (Author)

The author of this report conducted a current field examination of the Blizzard 1 claim with geologist Adam Travis on July 19, 2005. The current field examination and past experience in the East Okanagan Uranium Area (Christopher, 1979) qualify the writer for preparation of this technical report. On November 11, 2006 the writer examined the Hydraulic Lake, Haynes Lake, Fuki and Blizzard claims by driving the Hydraulic Lake Road, Highway 33, Beaverdell (Beaver) Creek and Lassie Lake roads, respectively.

5.0 RELIANCE ON OTHER EXPERTS

The writer is required by NI 43-101 to include description of the property title and terms of legal agreements that are presented in the following section. The writer reviewed property agreements and title documents on-line in order to provide summaries of title and ownership. The writer believes that the Blizzard 1 claim area is now controlled by Boss but property agreements and title documents are legal matters and should be reviewed by Boss's legal counsel. The writer has relied on the management of Boss to define the claims that form the Blizzard Uranium Project.

6.0 PROPERTY DESCRIPTION AND LOCATION (FIGURES 6.1 TO 6.6; TABLES 6.1 & 6.2)

6.1 Property Area

The Blizzard Project, consisting of Blizzard 1 claim covering 334.837 hectares and certain adjacent areas, is situated in the Greenwood, Osoyoos and Vernon Mining Divisions of British Columbia, Canada and the Blizzard Deposit is centered near coordinates $49^{0}37'27''$N latitude and

$118^{\circ}55'14''$W longitude in 1:50,000 map sheet NTS 82E/10W and on Mineral Title Map 82E.066 (Figures 6.1 to 6.6; Tables 6.1 & 6.2). The Blizzard Project area contains Schedule A, purchased claims and Schedule B, optioned claims.

6.2 Property Location (Fig. 6.1 to 6.6)

The Blizzard Project area is situated in the Greenwood, Osoyoos, and Vernon Mining Divisions of British Columbia, Canada. The Blizzard uranium deposit is centered near coordinates $49^{\circ}37'27''$N latitude and $118^{\circ}55'14''$W longitude in 1:50,000 map sheet NTS 82E/10W and on Mineral Title Map 82E.066. The Blizzard uranium deposit (B.C. Mineral Inventory 82E/NE-46) is about 49 air kilometers southeast of Kelowna and 24 air kilometers northeast of Beaverdell, British Columbia.

6.3 Description of Claims (Fig. 6.2)

The location of the Blizzard 1 claim is shown on Figures 6.2 that was taken from the location shown on British Columbia Mineral Title Map 82E.066. The writer inspected and mapped the area of the Blizzard deposit in the 1970s when it was explored by Norcen Energy Resources Limited. A recent examination of the Blizzard 1 claim area was conducted on July 19, 2005. On November 11, 2006 the writer drove parts of the McCulloch Road, Highway 33, Beaverdell Road and Lassie Lake Road that crossed the Hydraulic Lake claims, Haynes Lake claims, Fuki claims, and Blizzard claims, respectively.

6.4 Claim Title

Santoy was required by TSX Venture Exchange to obtain a title opinion for which Graham H. Scott ("Scott") of VECTOR Corporate Finance Lawyers was retained. Mr. Scott concluded that, "We have been retained as special counsel to the Company, and have on its behalf on August 3, 2005, conducted a search of the database of the B.C. Ministry of Energy, Mines and Petroleum Resources (the "Ministry") through its Mineral Titles Online website in respect of the mineral tenure (the "Mineral Tenure") set out below and have obtained and examined copies of relevant records pertaining to the Mineral Tenure. Based on and relying upon the foregoing, as at the date hereof, it is our opinion that:

1. The following was the recorded holder of the Mineral Tenure, under the provisions of the *Mineral Tenure Act* (British Columbia) (the "Act").

Table 6.1. Pertinent Claim Data for the Blizzard Property, Greenwood, MD.

Claim Name	Recorded Holder	Tenure ID	Expiry Date
Blizzard 1	Adam Robert Travis	512410	May 11, 2007*

*Updated by writer subsequent to the Scott opinion.

The Mineral Tenure is in good standing under the Mining Act with respect to the filing of assessment work until the applicable expiry date.

There is a Notice dated May 26, 2005 (the "Notice") recorded with respect to the Mineral Tenure by counsel for a Ms. Renee Brickner (an agent on behalf of Mr. Anthony Beruschi). The Notice discloses that Renee Brickner, the recorded owner of former Legacy Claim #358775, claims superior right, title and interest over any claim asserted by Adam Travis under the Mineral Tenure by virtue of section 24.1 of the Act and ss 3 and 4 of the Regulations to the Act. There are no other liens, charges or encumbrances recorded against the Mineral Tenure.

The foregoing opinion is qualified as follows:

(a) no investigation has been made of the original on-line application for the Mineral Tenure or the existence of any interest in the Mineral Tenure, other than those that have been noted by the Ministry;

(b) no investigation has been made of the circumstances relating to the filing of the Notice, and we express no opinion on the merits of the claims made by Renee Brickner;

(c) we have assumed that the documents examined are the only documents pertaining to title to the Mineral Tenure;

(d) we have assumed that the print-outs examined are, in fact, true copies of documents in existence;

(e) there may be unrecorded interests which affect title to the Mineral Tenure;"

The writer also contacted a search of the database of the B.C. Ministry of Energy, Mines and Petroleum Resources (the "Ministry") through its Mineral Titles Online website in respect of the mineral tenure (the "Mineral Tenure") of the Blizzard 1 claim and has obtained and examined copies of relevant records pertaining to the Mineral Tenure. The writer also contacted Rick Conte ("Conte"), Deputy Director, Min. Operations at the Mining & Minerals Division, Titles Branch (Vancouver Office). Conte reviewed the situation with the writer and suggested that he had reviewed the claims made by geologist Renee Brickner ("Brickner") and ruled that the ground was open for staking when claimed by Travis and he holds legal title to the Blizzard claim area. Brickner dropped the title to Legacy Claim #358775 but failed to record an on-line claim to the area dropped.

On July 27, 2006 Boss entered into an agreement with Anthony Beruschi, representing his companies and trustees, Santoy, Adam Travis and Cazador under which Mr. Beruschi, Santoy, Mr. Travis and Cazador will sell all of their interest in and to the Blizzard uranium claim, located in the Greenwood Mining Division and certain Schedule A claims (Table 6.2) to Boss and allow Boss an option to acquire a 51% interest in Schedule B claims (Table 6.2)

6.5 Legal Survey

The Blizzard claim has not been the subject of a legal survey. The claim was acquired using the new map staking approach and the property location should be defined by the government claim map. A reproduction of the government's plot of the Blizzard 1 claim is presented as Figure 6.2.

6.6 Location of Mineralization and Workings

The Blizzard deposit is mainly capped by recent plateau basalt but the deposit nearly outcrops along the Lassie Lake forestry road which passes along the westerly extent of the deposit. A modest increase from regional radioactive background occurs along the east side of the Lassie Lake road near the projected contact of basalt cap and underlying sediments.

Table 6.2. Claim Data for Settlement Agreement.

Schedule A Properties *(Updated November 2, 2006 by Boss)*

MINERAL TITLES MAPS M082E056, M082E075, M082E066

1. Blizzard (Greenwood Mining Division)

Tenure #	Claim Name	Record Holder	Due Date	Hectares
512410	Blizzard 1	Cazador Resources Ltd.	May 11,2007	334.837

2. Additional Blizzard Ground (Greenwood Mining Division)

531754	Tony 3	Richard John Billingsley	April 11, 2007	376.579
512166	-	Renee Brickner	Aug. 30, 2007	62.779
531750	Tony 1	Richard John Billingsley	April 11, 2007	167.452
514145	Squared	Renee Brickner	July 30, 2007	83.731
516063	-	Dwayne Edward Kress	Sept. 30,2007	83.731
512167	-	Renee Brickner	Aug. 30, 2007	20.935
516867	Blizz Hole	Renee Brickner	July 30, 2007	20.935
513224	-	Renee Brickner	Sept. 30, 2007	83.737
531755	Tony 4	Richard John Billingsley	April 11, 2007	209.281
516835	-	Renee Brickner	March 31, 2007	669.735

513226	-	Renee Brickner	Sept. 30, 2007	83.687
513234	-	Renee Brickner	Sept. 30, 2007	41.838
415836	Donen 13	Dwayne Edward Kress	Sept. 30, 2007	25.000
415504	Storm 18	Dwayne Edward Kress	Sept. 30, 2007	25.000
415509	Storm 23	Dwayne Edward Kress	Sept. 30, 2007	25.000

3. Hydraulic Lake Claims (Osoyoos Mining Divisions)

414415	Tyee 1	David Augustin Heyman	Sept. 1, 2007	25.000
414416	Tyee 2	David Augustin Heyman	Sept. 1, 2007	25.000
414466	Tyee 3	David Augustin Heyman	Sept. 1, 2007	25.000
414467	Tyee 4	David Augustin Heyman	Sept. 1, 2007	25.000

Schedule B Properties *(Updated November 2, 2006 by Boss)*

1. Fuki Uranium Claims (Greenwood Mining Division)

Tenure #	Claim Name	Record Holder	Due Date	Hectares
531759	Tony 7	Richard John Billingsley	April 11, 2007	502.898
515979	-	Dwayne Edward Kress	Sept. 30, 2007	125.714
516882	-	Dwayne Edward Kress	Sept. 30, 2007	20.955
514144	Pacman	Renee Brickner	July 30, 2007	188.613
531760	Tony 8	Richard John Billingsley	April 11, 2007	209.567
514148	S2	Renee Brickner	July 30, 2007	20.959
514938	-	David Augustin Heyman	Sept. 01, 2007	209.624
514146	LL Larry	Renee Brickner	July 30, 2007	251.591
531762	-	Richard John Billingsley	Sept. 01, 2007	209.700

2. Haynes Lake Uranium Claims

504391	-	David Augustin Heyman	Sept. 01, 2007	229.586

3. Hydraulic Lake Area Claims

508805	Moon Group	David Augustin Heyman	March 11, 2007	296.203
503121	-	David Augustin Heyman	March 11, 2007	521.320
502074	PB Hydraulic	David Augustin Heyman	March 11, 2007	336.180
531779	H	Dwayne Edward Kress	April 11, 2007	521.286
531780	H2H	Dwayne Edward Kress	April 11, 2007	417.200

6.7 Terms of Agreements

The Blizzard Property, consisting of the Blizzard 1 claim, is 100% owned by Adam Robert Travis, the Vendor and under option to Santoy Resources Ltd. ("Santoy") and Sparton Resources Inc. ("Sparton"). Notice was subsequently filed with the Gold Commissioner, under the Mineral Title Act, by a prior property owner of the property area, claiming "superior right, title and interest" to the Blizzard 1 claim. Based on the company's and writer's reviews of the facts, the Blizzard 1 claim was properly filed and recorded by the Vendor under the new on-line staking provisions of the Act. Based on information in hand, Santoy and Sparton agreed to support the Vendor with respect to any title disputes and to provide certain indemnities in respect thereof.

Santoy and Sparton agreed to earn a 100% interest in the Blizzard 1 claim over a 4 year period by making $450,000 in cash option payments ($50,000 paid upon signing of the Agreement), issuing shares (250,000 shares of Santoy and 1,000,000 shares of Sparton in year one, and 250,000 shares of Santoy and 1,000,000 shares of Sparton in year two), completing a $1,500,000 work program with $500,000 in the first two years, making advanced royalty payments of $50,000 per year after the 5th anniversary of the agreement, and paying a royalty on sales (Santoy News Release dated June 13, 2005). On August 9, 2005 Santoy (News Release) announced consolidation of their joint venture holdings in the Blizzard deposit by assuming Sparton Resources Inc. obligations, issuing 1 millions shares of Santoy and 1 million share purchase warrants exercisable at $0.75 per share for a two year period, $50,000 cash, and a production royalty of $0.50 per pound of uranium to Sparton.

On September 28, 2005 a prior title holder, Mr. Beruschi filed notice with the British Columbia Gold Commissioner, under the Mineral Title Act of British Columbia, claiming "superior right, title and interest" in and to the Blizzard 1 claim. Based on Santoy's and the writer's reviews of the facts, the Blizzard 1 claim was properly filed and recorded by Travis, the Vendor under the new on-line staking provisions of the Mining Act. However, in order to avoid potential lengthy and uncertain legal dispute between Beruschi and the Province of British Columbia, Beruschi, Santoy and Travis entered into a Settlement Agreement dated December 31, 2005. Under the terms of the Settlement, the parties agreed to the immediate resolution of the title issue relating to the Blizzard and to co-operate and assist in the acquisition of Blizzard and certain surrounding mineral claims by Boss Gold International Corp. The dispute involving the Crown was terminated. Title to the Blizzard 1 claim has been assigned to Cazador Resources Ltd. ("Cazador"), a private British Columbia corporation owned by Adam Travis.

Boss entered into an Asset Purchase and Sale Agreement dated July 27, 2006 (the "Agreement") with Anthony Beruschi, representing his companies and trustees, Santoy, Adam Travis ("Travis"), and Cazador under which Mr. Beruschi ("Beruschi"), Santoy, Mr. Travis ("Travis") and Cazador will sell all of their interest in and to the Blizzard uranium claim (the "Blizzard Claim") and certain surrounding mineral claims to Boss (News Release dated July 28, 2006) for $105,000,000. The purchase price will be payable with a total of 52,500,000 common shares of Boss at a deemed price of $2.00 per share. 26,250,000 common shares will be issued by Boss to Santoy and 26,250,000 common shares will be issued by Boss to Mr. Beruschi and/or other parties that hold interests in the Properties. The Blizzard Claim and surrounding mineral claims are referred to as the Blizzard Uranium project ("Blizzard Project"). Santoy is required to meet its obligations to Mr. Travis on the Blizzard 1 Claim. Santoy is entitled to earn an undivided five percent (%%) working interest in the Property through financing of $1 million in exploration. Boss shall retain the right to purchase Santoy's 5% working interest in consideration for a gross over-riding royalty interest of $1.00 per pound of uranium oxide produced from the Property.

The resolution of the title dispute and the Settlement Agreement are described in further detail in a Santoy new release dated January 24, 2006.

Boss also acquired an option to obtain 51% interest in Schedule B claims ("B Claims") which occur in three groups, covering a total of 3452.258 hectare and include the Fuki uranium deposit, the Haynes uranium deposit and extensions of the Hydraulic Lake deposit. The option exists for a period of 3 years from December 31, 2005 during which Boss has the right to earn 51% interest in B Claims (Table 6.2) subject to the following terms:

- Boss is responsible for minimum exploration and development expenditure of $200,000 over the 3 year period.
- Boss will pay to Beruschi or his nominee $1,000,000 in cash or shares before the end of the 3 year period.
- The B claims will be subject to a $2 per pound of uranium royalty in favour of Beruschi or his nominee.
- Any B Claims returned to Beruschi will be in good standing for a minimum period of 6 months from the date of the return of the claim or claims.
- For a period commencing January 1, 2008 to June 1, 2009 Boss shall have the first right of refusal to acquire an interest in any or all of the B Claims.

6.8 Environmental Liabilities

The writer is not aware of any environmental liabilities related to the Blizzard property, but permitting of any type of uranium mine in British Columbia will be a challenging issue. Applying in situ leaching technology may eliminate many of the environmental concerns expressed by local residents. Educating the local population to show them that uranium is being safely mined elsewhere using ISL methods as well as conventional mining is necessary and recommended as part of the Phase 1 program. Shipments of non-radioactive yellowcake should avoid transportation routes through tourist areas.

The writer recommends that base line studies be started as soon as possible and that no physical work be conducted before initiating base line water quality studies. The Fuki discovery showing and a seep along the west side of the Blizzard uranium deposit showed less radioactivity during the July 19, 2005 field examination, than when examined by the writer in the late 1970s.

6.9 Required Permits

The Blizzard project will require permits for any exploration or pilot testing of the ISL method. The Ministry of Mines should be approached and the permitting process started as soon as possible. Rick Conte, Gold Commissioner (pers. com. June 2005) suggested that, "Uranium claims are treated the same as claims for other metals but exploration will require enhanced baseline monitoring."


N
YUKON
TERRITORY
N.W.T.
BRITISH
COLUMBIA
ALASKA
ALBERTA
Pacific
Ocean
U.S.A.
Fort Nelson
Dease Lake
Fort St. John
Dawson Creek
Stewart
Prince Rupert
Terrace
Kitimat
Prince George
Quesnel
Bella Coola
Williams Lake
Kamloops
Kelowna
BLIZZARD
PROPERTY
Nelson
Cranbrook
Vancouver
Victoria
0
300 km
LEGEND
Road
Town / City
Boss Gold International Corp.
BLIZZARD PROPERTY
SOUTHERN BRITISH COLUMBIA
GENERAL LOCATION MAP
Figure 6.1

Figure 6.1. General Location of the *Blizzard* Property, East Okanagan Plateau, British Columbia.


Kelowna
Okanagan Lake
119°12' W
119°00' W
Schedule A Properties
3. Hydraulic Lake Claims
Schedule B Properties
3. Hydraulic Lake Area
Schedule B Properties
2. Haynes Lake Uranium Claims
49°42' N
Schedule A Properties
2. Additional Blizzard Ground
Schedule A Properties
1. Blizzard
ACCESS ROAD
Penticton
49°30' N
Schedule B Properties
1. Fuki Uranium Claims
Beaverdell
Okanagan Falls
LEGEND
Road
Creek / River
Topographic Contour (200m interval)
Oliver
Greenwood
Osoyoos
BRITISH COLUMBIA
U.S.A.
0 10 km
Boss Gold International Corp.
BLIZZARD PROPERTY
SOUTHERN BRITISH COLUMBIA
REGIONAL LOCATION MAP
Figure 1
November 2006

Figure 6.2. Topography and Access to the Blizzard Project Area.


LEGEND
Road
Creek / River
Topographic Contour (200m interval)
N
Kelowna
Okanagan Lake
119°00' W
BLIZZARD PROPERTY
ACCESS ROAD
Penticton
49°30' N
Beaverdell
Okanagan Falls
Oliver
Greenwood
Osoyoos
BRITISH COLUMBIA
U.S.A.
0 10 km
Boss Gold International Corp.
BLIZZARD PROPERTY
SOUTHERN BRITISH COLUMBIA
REGIONAL LOCATION MAP
Figure 6.1.A
August 2005

Figure 6.3 Access to Blizzard 1 Claim Covering Blizzard Uranium Deposit.


N
360000mE
365000mE
Trapping Creek
360462.685mE
5499644.670mN
362267.874mE
5499598.570mN
5500000mN
BLIZZARD PROPERTY
512410
360415.081mE
5497791.954mN
362220.891mE
5497745.842mN
Joan Lake
Lassie Lake
5495000mN
LEGEND
Gravel Road
Rough Road
Creek
Swamp / Marsh
Topographic Contour Interval = 20m
Projection: UTM Zone 11
Datum: NAD83
(after B.C. MAP PLACE: Aug. 31,2006)
Clark Lake
0
1 km
Boss Gold International Corp.
BLIZZARD PROPERTY
SOUTHERN BRITISH COLUMBIA
CLAIM MAP
Figure 6.2
August 2006

Figure 6.4. Claim Location Plan - Blizzard 1 Claim, Greenwood MD.


Schedule A Properties
2. Additional Blizzard Ground
Schedule A Properties
1. Blizzard
Schedule B Properties
1. Fuki Uranium Claims
513234
513226
531754
415509
512166
512410
531755
516835
415836
531750
415504
516867
516063
514145
513224
512167
531759
516882
515979
514144
531760
514148
514938
514146
531762
LEGEND
Gravel Road
Creek
531759 Mineral Claim with Tenure Number
0 2 km
BLIZZARD PROPERTY
SOUTHERN BRITISH COLUMBIA
CLAIM MAP
November 2006
5500000mN
5495000mN
5490000mN
355000mE
360000mE
365000mE
N

Figure 6.5 Plan of Fuki and Blizzard Properties, Greenwood MD.


N
340000mE
345000mE
Schedule B Properties
3. Hydraulic Lake Area
588805
502074
503121
531779
414467
414416
Schedule A Properties
3. Hydraulic Lake Claims
414415
414466
531780
5520000mN
5515000mN
5510000mN
504391
Schedule B Properties
2. Haynes Lake Uranium Claims
33
LEGEND
Paved Road
Gravel Road
Creek
531759 Mineral Claim with Tenure Number
Map Sheets 083E074,075,084,085
Topographic Contour interval = 100m
Projection: UTM Zone 11 Datum: NAD83
(base after B.C. MAP PLACE; Nov., 2006)
Boss Gold International Corp.
BLIZZARD PROPERTY
SOUTHERN BRITISH COLUMBIA
CLAIM MAP
Figure 3
November 2006
0
2 km

Figure 6.6 Plan of Hydraulic Lake and Haynes Lake Uranium Claims.

7.0 ACCESSIBILITY, INFRASTRUCTURE, LOCAL RESOURCES, CLIMATE, AND PHYSIOGRAPHY

7.1 Topography, Elevation and Vegetation

The Blizzard project is located in the Okanagan Physiographic area and is situated between the Kettle River and West Kettle River drainages with the Trapping Creek, Beaverdell Creek-Maloney Creek, and Copperkettle Creek tributaries draining the ridge area that hosts the Blizzard deposit. Cup Lake, Lassie Lake, Clark Lake and Maloney Lake are small, less than 1km lakes used by local recreational fishermen.

Elevations, in the area, range from under 760 meters in the Kettle and West Kettle Rivers to about 1400 meters at the northerly end of the Blizzard basalt cap. Big White Mountain, about 15km north of the Blizzard deposit, has an elevation of about 2320 meters.

The area is covered by interior forest with the Blizzard claim area logged just prior to Lacana's staking of the area in 1976. The area was planted and trees are now 5 to 10 meters in height. A network of old logging roads cover the property and reactivation and use of established roadways is recommended.

7.2 Access to the Property and Proximity to Population Center(s)

The area can be reached from Vancouver, British Columbia via Trans-Canada Highway 1 to Hope and the Coquihalla Highway (#5) to Merritt and Kelowna or Highway 3 to Rock Creek and Highway 33 southerly from Kelowna or Highway 33 northerly from Rock Creek to Beaverdell. Local gravel resource roads from Beaverdell provide property access via the Beaver Creek, Cup Lake and Lassie Lake forestry roads for about 37 road kilometers. The project work force could use the mining community of Beaverdell or cities in the Okanagan Valley. From Kelowna access is via highway 33 to the Trapping Creek-Lassie Lake forestry roads for about 82road kilometers. The Trapping Creek-Lassie Lake road system was selected by Kilborn as the best route for an upgraded mine access road.

7.3 Relevant Climate and Length of Operating Season

The climate in the region is that of a dry, elevated Plateau area with the Blizzard property at about 1200 meters. The extreme summer temperatures of the Okanagan are restricted to a week or two in July or August and evenings are cool and air conditioning is seldom necessary. Wet seasons, which occur in April and May and October and November, account for most of the 40 to 50 cm of annual precipitation and winter conditions last from late November to late March. Snow on roads may be a problem till the end of April. The climate and topography result in a number of lake and marsh areas and present an adequate water supply for mining operations.

7.4 Availability of Surface Rights, Power, Water and Mining Personnel (Figure 7.1)

The land around the Blizzard deposit is mainly Crown owned with forest rights under lease. Beaverdell is the nearest community and may have some residents with underground mining experience but personnel knowledgeable about ISL of uranium could be imported from the USA for a pilot ISL test. The Okanagan Valley contains a number of attractive residential areas for mining personnel.

Power is available from local B.C. Hydro grids and water supply is available from local streams and the Kettle River system. The ISL method should not be a large water consumer since fluids will be recycled.

7.5 Potential Areas for Tailings Disposal, Heap Leach Pads and Plant Sites

The present property owners intend to evaluate the use of ISL methods for environmentally friendly removal of uranium with host material left in place. A tailings area would not be required for ISL and numerous suitable areas exist for plant sites.

8.0 HISTORY

The earliest record of radioactive minerals in British Columbia was in 1932 when an electroscopic survey was carried out by the University of British Columbia on the Radium property on Quadra Island. Carnotite was identified in seams in volcanic rocks and samples submitted to the Mines Branch, Ottawa, assayed 27.7% U_3O_8 and 28.9% U_3O_8. Radium Exploration, Inc. was formed but little development work was recorded (Sutherland Brown et. Al., 1979)

The Rexspar deposit at Birch Island, originally known as the Smuggler, was first investigated for fluorite in 1920 and later in 1942 with exploration and development work in the 1920,s and 30's directed to lead-mineralization. In 1949 the Rexspar Uranium and Metals Mining Company investigated three uranium bearing zones. Development work at Rexspar in 1957, consisting of 4600 meters of diamond drilling, allowed a historic resource estimate of 1.45 million tonnes of 0.08% U_3O_8. The Rexspar deposit was the only substantial uranium deposit developed in British Columbia prior to the late 1960s.

In Washington State, uranium mineralization was discovered in 1954 about 25 air miles northwest of Spokane, Washington at the Midnite Mine. Exploration drilling carried on by the AEC through the winter verified a commercial orebody. Early in 1955 a second significant discovery, the Daybreak Mine, was made near Mt. Spokane about 20 miles NNE of Spokane, Washington. Drilling on the spot where unusual green crystals had been found 13 years earlier, the AEC verified the Daybreak orebody (Norman, 1957).

In 1956, the AEC signed a contract with the Dawn Mining Co. for construction of a 400 tpd processing mill at Ford, Washington. Most of the mill's requirements were met by production from Dawn's Midnite Mine with provisions made for the purchase of 100 tpd on a custom basis. Exploitation of the Midnite Mine was conduced by Dawn Mining Company between from 1957 to 1965 and 1969 to 1982 with about 2.9 million tons grading 0.2% U_3O_8 treated.

The Sherwood and Big Smoke uranium deposits on the Spokane Indian Reserve in Washington State were similar to "basal type groundwater" uranium deposits in poorly consolidated Tertiary sediments in the Ningyo-Toge and Tono areas of Japan. The potential for basal type groundwater deposits extending into British Columbia was recognized by the Japanese. In 1967, PNC Exploration (Canada) Co. Ltd. ("PNC") conducted a car-borne scintillometer survey in the Eocene Kamloops Group. The Fuki outcrop, the discovery outcrop in British Columbia, was located during the 1968 prospecting program and car-borne scintillometer to check favourable geologic settings. A strong radioactive response was found adjacent to Dear Creek, about 32 air kilometers SE of Kelowna. Follow-up geological, radiometric, geochemical and drilling programs by PNC located other mineralized zones near Lassie Lake and Hydraulic Lakes. Prospecting by Lacana geologists started in 1975 led to the staking of a favourable geologic target northwest of Lassie Lake in February 1976 and two percussion drilling program discovered the Blizzard uranium deposit (Darrel Johnson Pers. Com., July 2005). The Blizzard property was optioned from Lacana by Norcen Energy Resources Limited ("Norcen"). A joint venture company comprised of Norcen, Lacana, Campbell Chibougamou Mines Ltd. ("Campbell"), E & B Explorations Ltd. ("E & B") and Ontario Hydro completed over 400 reverse circulation and diamond drill holes. Drill holes were used to estimate historic resources.

The Blizzard uranium deposit was advanced through a positive feasibility study with production pending outcome of a British Columbia Royal Commission of Inquiry into Uranium Mining started by Order-in-Council Number 170 dated and approved January 18, 1979. On February 27, 1980 the Minister of Mines announced a seven- year moratorium on the recording of mineral claims for the purpose of uranium exploration and the development of uranium deposits on existing claims. The ending of the moratorium and recent recovery of uranium prices has encouraged further uranium exploration and development of previously defined uranium resources.

8.1 Prior Ownership and Ownership Changes

The Blizzard Property was initially staked by Darrel Johnson for Lacana in February 1976 on the basis of favourable geological setting for uranium mineralization. The project was optioned to a group headed by Norcen in 1976 and after three years of exploration a positive feasibility study was obtained from Kilborn in 1979. The property was never placed in production due to a (now expired) moratorium on exploration and development for uranium resources imposed by the British Columbia government in 1980. The moratorium ended during a period of low uranium prices and the Blizzard property and most of the uranium claims in British Columbia were allowed to lapse. Areas with previous indications of uranium mineralization were staked by various individuals and consolidated by companies represented by Beruschi

Claims were acquired over the Blizzard deposit but were dropped by the previous owner on May 5, 2005 and acquired by Adam Robert Travis on May 11, 2005. A notice was filed with the Gold Commissioner, under the Mineral Titles Act, by the prior property owner (Beruschi interests) of the property area, claiming "superior right, title and interest" to the claims. Based on writer's and Santoy's reviews of the facts, the Property was properly filed for and recorded by the Vendor under the new on-line staking provisions of the Act.

On July 27, 2006 Boss entered into an agreement with Anthony Beruschi, representing his companies and trustees, Santoy Resources Ltd., Adam Travis, and Cazador Resources Ltd. under which Beruschi, Santoy, Travis, and Cazador will sell all of their actual or proposed interest, in and to the Blizzard uranium claim and certain surrounding mineral claims to Boss.

8.3 Historical Mineral Resource and Mineral Reserve Estimates

The Blizzard uranium deposit was discovered by Lacana Mining Corporation ("Lacana") in 1976 and explored till the late 1970s. The Blizzard property was optioned from Lacana by Norcen Energy Resources Limited ("Norcen"). A joint venture company comprised of Norcen, Lacana, Campbell Chibougamou Mines Ltd. ("Campbell"), E & B Explorations Ltd. ("E & B") and Ontario Hydro completed over 400 reverse circulation and diamond drill holes. Drill holes were used to estimate a historic resource reported by Norcen as 2,200,000 tonnes grading 0.214% U_3O_8, using a cutoff grade of 0.025% U_3O_8. The resource estimate pre-dates NI 43-101 and is a historic estimate of the Blizzard deposits potential. Kilborn's 1979 feasibility study provided historic reserve estimates that have been converted to resources by the writer as follows:

Table 8.1 Blizzard Deposit Historic Indicated and Inferred Resources* for Blizzard Deposit after Kilborn (1979).

CATEGORY	TONNES	GRADE (%U_3O_8)	CONTAINED Kg (% U_3O_8) (FROM KILBORN, 1979)
Indicated **	1,914,973	0.247%***	4,728,428
Inferred **	4,685	0.162%***	7,595

To Conform with NI-43-101 Conversions Were Necessary

* Report as Reserves but Rules Dictate Classification as Resources.

** Indicated and Inferred Reserves were converted to Indicated and Inferred Resources.

***Rounded to 3 places.

The Blizzard Uranium Deposit has been the subject of a rigorous exploration program with the deposit area grid drilled and a positive feasibility study obtained from Kilborn (1979). Historic resources for the Cup Lake (also called Donen and excluded from Blizzard Project), Fuki, Haynes and Hydraulic Lake Deposit are lower grade and defined by some grid drilling and some wide spaced drilling. Although referred to as reserves in the past, the uranium mineralized material has been reclassified as inferred resources and summarized in Table 8.1.

Table 8.1 Published Historic Indicated Resources for Other Blizzard Project Area Deposits.

Deposit	Inferred Resources Tonnes*	Grade % U	Reference & Comments
Cup Lake	2,250,000	0.037	Nicoll, 1980 in Jones, 1990; Cup Lake=Donen Deposit; **Outside Blizzard Project area**
Hydraulic Lake (north)	1,000,000	0.02	Sutherland Brown et al., 1979
Hydraulic Lake (south)	2,055,700	0.031	Sutherland Brown et al., 1979
Haynes Lake	>2,000,000	0.017	Sutherland Brown et al., 1979
Fuki	>500,000	0.025	Boyle, 1982b

To Conform with NI-43-101 Conversions Were Necessary

* Report as Reserves but Rules Dictate Classification as Resources. Indicated and Inferred Reserves were converted to Inferred Resources. The mineralization would be considered uranium mineralized material in some jurisdictions.

9.0 GEOLOGICAL SETTING

9.1 Regional Geological Setting (Fig. 9.1)

The Blizzard uranium project is situated within the Omineca Crystalline Belt of the Canadian Cordillera. The metamorphic basement to the crystalline belt is referred to as the Shuswap terrane and in the Kettle River area, mainly layered, probably Precambrian gneisses, are referred to as the Monashee Group. Paleozoic metasedimentary rocks of the Anarchist Group overly the core gneissic terrain and at Beaverdell are called the Wallace Mountain Formation (Reinecke, L., 1915). Uranium source rocks were emplaced during Mesocoic and Cenozoic magmatic events that resulted in the Nelson, Vahalla and Coryell granitic rocks and Tertiary volcanic, volcaniclastic and associated sedimentary rocks of the Kamloops Group and Kettle River and Marama Formations. Fluvial and lacustrine sediments accumulated in structurally controlled zones before extrusion of capping plateau basalts between about 4.7 and 5.0 Ma.

Rocks considered to be 'basement' for Tertiary unconsolidated fluvial and lacustrine deposits that underlie 'olivine plateau basalt' are divided into nine units by Little (1957, 1961). Little's subdivision of units was followed by the writer (Christopher, 1978). The units are:

- Metamorphic Rocks (Units 1, 2, 3): Metamorphic rocks generally have low radioactive background and unless associated with granitic or volcanic rocks represent poor uranium source rocks. The Monashee Group (unit 1) of the Shuswap metamorphic terrane consists mainly of layered gneiss. The Anarchist Group (Unit 2)

generally consists of fault-bounded pendants of metamorphosed sedimentary and volcanic rocks in younger plutonic rocks. The Cache Creek Group (unit 3) is mainly greenstone and has been mapped in one area along the McCulloch road.

- Nelson Plutonic Rocks (Unit 4): Nelson plutonic rocks are of hypidiomorphic granular texture and are biotite-hornblende quartz diorites or granodiorites that have a strong to moderate foliation. Younger Vahalla and Coryell intrusive rocks can generally be distinguished from Nelson intrusive rocks by their more acidic and alkaline character, lack of foliation, porphyritic nature, and higher background radiation. The Nelson intrusive rocks are not considered to be a favourable basement rocks unless associated with Vahalla or Coryell intrusive rocks.

- Valhalla Plutonic Rocks (Unit 5): Valhalla intrusive rocks are generally porphyritic quartz monzonites with related pegmatitic and hypabyssal (sills and dikes) phases. Large pink feldspar phenocrysts, abundant pegmatite, smoky quartz, cataclastic texture, and purple fluorite veins or fracture coatings are common features of this unit and are considered to be characteristic of good uranium source rocks. K-Ar ages from the Beaverdell area indicate an Eocene age for some phase of this unit.

- Kettle River Formation (Unit 6) and Kamloops Group (Unit 7): The Kettle River Formation may be an extrusive equivalent of Valhalla plutonic rocks with abundant rhyolitic tuffs and flows having Vahalla like chemical composition. Strong uranium silt response is obtained from fault-controlled stream valleys that cut this unit but some strong radiometric responses result from high thorium content. The main exposure of the Kamloops Group rocks is east of Cup and State Lakes and near Dear Creek. Along Dear Creek south of the Beaverdell Creek road, the rocks are of alkaline character and may be correlatives of the Marron Formation (Church, 1973). Although a phase of the Coryell plutonic rocks cut this unit, it appears to be partly an extrusive equivalent of Coryell plutonic rocks.

- Coryell Plutonic Rocks (Unit 8): Coryell plutonic rocks are generally represented by syenitic or monzonitic phases except in the area of Dear Creek and along the western margin of Kamloops group rocks where pyroxene or amphibole-bearing quartz syenite or quartz monzonite occurs. Syenitic Coryell plutonic rocks can generally be distinguished by reddish weathering and high to very high background radiation. A swarm of N20°W trending Coryell dikes cut pegmatitic Vahalla rocks in the area of the Blizzard deposit.

- Marama(?) Formation (Unit 9): Volcanic rocks of intermediate composition occur along Wilkinson Creek near Carmi. Generally northerly trending feeder dikes (unit 9A) occur with Coryell dikes near the Blizzard deposit. Since the dykes appear to be younger than Coryell or Marron Formation rocks they are correlated on the basis of age and composition with the Marama Formation (Church, 1973).

- Plateau Basalt Formation (Unit 10):

9.2 Property and Local Geology (Fig. 9.2 & 9.3)

The general geology of the Blizzard property area is shown on Figure 9.2 with an illustrative longitudinal section of the deposit presented as Figure 9.2 and the local geological column presented in Figure 9.3. Rocks considered to be "basement" to the Blizzard deposit consist mainly of Nelson and Valhalla intrusions (Little, 1957, 1960, and 1961) and dykes of a felsic, alkaline nature (Coryell) and olivine basalt (feeders of plateau basalts). Dykes account for about 5% of the basement rocks and occur in swarms with N20°W and N15-25°E strikes. The uranium deposit is a flat-lying body of loosely consolidated sandstone and mudstone occurring mainly beneath a capping of basalt. The basalt cap is massive at the top and becomes vesicular as it approaches the underlying sediments. The hosting sediments occupy an area about 1600 meters by 150 meters and have an average thickness of about 15 meters. Uranium occurs in a series of horizontal lenses generally striking NW to SE. The mineralization is covered by up to 60 meters of Basalt and minor recent sediments with average depth to the top of the deposit about 30 meters.

The paleo-stream channel that contains the carbonaceous sediments that host the Blizzard deposit is considered to have formed during Miocene (26 Ma to 7 Ma) or earliest Pliocene (& Ma to 2Ma) before the extrusion of the plateau basalt cap at about 5 Ma (K-Ar whole rock age determination (Christopher, 1978). Pleistocene glacial and glacofluvial deposits represent the last major unit deposited in the area and form a generally thin layer overlying other units.

A diatreme breccia pipe occurs at the NW end of the Blizzard deposit and intrudes the basalt and sedimentary rocks. The breccia pipe is mushroom shaped and from 60 to 90 meters in diameter. Breccia bodies have not been described at other, similar deposits, but the pipe occurs at the higher grade end of the deposit and may have increased fluid flow resulting in higher grade.

The presence of carbonaceous trash in host sedimentary rocks is common to most of the basal type deposits. Limonite staining is common and carbonaceous debris is rare in a sandstone unit. Carbonaceous sandstone contains 5 to 15% carbonaceous debris and is often interbedded with carbonaceous mudstone. Carbonaceous mudstone contains carbonaceous material from fine debris to wood fragment up to 4cm.


N
BLIZZARD PROPERTY
LEGEND
MIOCENE AND PLIOCENE
EOCENE
SYMBOLS
SCALE
Boss Gold International Corp.
BLIZZARD PROPERTY
SOUTHERN BRITISH COLUMBIA
REGIONAL GEOLOGY
Figure 9.1

Figure 9.1 Property and Local Geology (after Christopher, 1978 and Norcen reports 1977-1979).


NW
SE
4X VERTICAL EXAGGERATION
VERTICAL SCALE
25m
50m
100m
200m
HORIZONTAL SCALE
GLACIAL TILL
VESICULAR BASALT
MUDSTONE / SANDSTONE
BRECCIA PIPE
CONGLOMERATE
MINERALIZED ZONES
PLUTONIC ROCKS
BLIZZARD PROPERTY
ILLUSTRATIVE
LONGITUDINAL SECTION

Figure 9.2 Illustrative Longitudinal Section of Blizzard Deposit.


PLEISTOCENE - GRAVEL AND SAND
CENZOIC
TERTIARY
MIOCENE (?)
*(9) Olivine Basalt
*(8) Sediments - sand, mudstone
OLIGOCENE (?)
*(7) Coryell syenite
(6) Phoenix Group - biotite andesite
EOCENE (?)
(5) Kettle River Group - Dacite flows, conglomerate, sandstone
MESOZOIC
CRETACEOUS (?)
(4) Nelson hornblende granodiorite
*(3) Valnalla biotite granodiorite
PALEOZOIC
PERMIAN (?)
(2) Anarchist group - greenstone, greywacke
PRECAMBRIAN
PROTEROZOIC (?)
(1) Monashee Group - biotite gneiss
* Rock Types within the Blizzard Deposit area.
Boss Gold International Corp.
BLIZZARD PROPERTY
SOUTHERN BRITISH COLUMBIA
GEOLOGICAL COLUMN
Figure 9.3
August 2005
(From GSC Map 6 - 1957 by H.W. Little)

Figure 9.3. Geologic Column for Blizzard Property Area.

9.3 Structural Geology

Structurally controlled liners and the structurally controlled channels containing the Blizzard deposit have similar NNW orientations. Structurally controlled dike swarms occur in both NNW and NNE directions. Structures that control emplacement of a breccia pipe near the north end of the Blizzard deposit have not been defined.

10.0 DEPOSIT TYPES

10.1 Mineral Deposit Type/Model for the Property (Fig. 10.1)

The Blizzard uranium deposit has been classified as a basal type deposit (Christopher and Kalnins, 1977) and as a channel conglomerate type (McMillan, 1978). Basal type uranium deposits in the Okanagan Plateau occur in poorly consolidated fluvial or lacustrine carbonaceous sediments. Hosted sedimentary rocks are capped by an impermeable horizon, either Pliocene or Miocene plateau basalt (4.7 Ma (million years) and 5.0 Ma K/Ar ages) or by sediments of low permeability. Organic-rich sediments occupying paleostream channels or basins have maintained a reducing environment that caused deposition of secondary uranium minerals in areas of groundwater entrapment. The term 'basal type' uranium deposit is applied to these deposits because they often occur in a basal sequence of gravel and sands overlying a major unconformity and are below or at the base of a trapping impermeable layer. Unifying genetic and physical characteristic also allow classification of the deposits as channel, stratabound, or groundwater type uranium deposits. Favourable parameters for the formation of basal type uranium deposits of the Okanagan Plateau are:

- The presence of leachable uranium in high background granitic or volcanic terrane (eg. Coryell syenite, Valhalla quartz monzonite, Kettle River volcanics or Kamloops Group volcanics in the East Okanagan uranium area);
- Weathering or faulting provides ground preparation for oxidizing groundwater or other leaching solution;
- The presence in an aquifer of carbonaceous (reducing) stream and lake sediments that allow trapping of groundwater solutions and formation of a reducing environment in a normally oxidizing groundwater system;
- An impermeable cap (eg. Plateau basalt) that protects the deposits from erosion and from oxidizing surface waters (Sutherland Brown et al., 1979).
- The emplacement of a breccia pipe at Blizzard may have affected fluid flow and caused a higher grade northerly sector of the deposit although similar deposits have formed elsewhere without evidence of breccia pipe formation.


TYPICAL SECTION SOUTH-CENTRAL B.C.
0
100 m
LEGEND
Uranium mineralization
Fault
Recent
Breccia Pipe (age?)
Plateau Basalt
Unconformity Sediments
Coryell
Marron
Kettle River
Nelson / Valhalla
Monashee
Boss Gold International Corp.
BLIZZARD PROPERTY
SOUTHERN BRITISH COLUMBIA
DIAGRAMMATIC SECTION of
TYPICAL BASAL DEPOSIT
Figure 10.1
August 2005

Figure 10.1 Schematic Diagram Showing Stratigraphic Section and Styles of Mineralization. (after Christopher and Kalnins, 1977).

10.2 Geological Concepts For Guiding Exploration Programs

Exploration of the Blizzard claim is at an advanced stage and the property is at the engineering, metallurgical testing, process selection and permitting stage. Pilot processing is warranted at current prices and therefore the permitting and necessary baseline environmental studies should be expedited.

The writer believes that the East Okanagan Uranium area has potential for further discoveries but most of the area has been claimed by other holders and discussion of the exploration potential of the surrounding areas would not be in the best interest of Santoy shareholders.

11.0 MINERALIZATION

At the Blizzard uranium deposit, the two most abundant uranium minerals are autunite, (calcium uranyl phosphate), ningyoite (hydrated uranium-calcium-cesium phosphate) and saleeite (magnesium uranyl phosphate). Autunite and saleeite occur primarily within the sandstone and mudstone as coatings surrounding the clasts and within the matrix. Uranium minerals occur to a lesser extent within the conglomerate, a breccia pipe and intermittently within the upper few meters of the basement rocks. The ore body is sinusoidal and trends SE in a channel containing fluvial sediments. Significant mineralization varies from 40 to 275 meters in width and from 0.6 meters to 16.6 meters in thickness. The uranium is concentrated in a series of horizontal lenses and does not appear to be associated with other metallic minerals.

12.0 EXPLORATION BY THE ISSUER

Boss has not conducted recent exploration on the Blizzard uranium project. Blizzard property has previously been explored by Lacana and a consortium of companies with Norcen as the operating manager. Investigations by Santoy, Travis and Beruschi have been limited to data acquisition and to site examinations. Santoy has personnel with experience on the Blizzard deposit and has contacted consultants and previous staff to investigate the practicality and advantages obtained by using experienced personnel.

Boss has not conducted exploration on the Fuki, Cup Lake or Haynes Lake uranium mineralized areas. The Fuki, Cup Lake and Haynes Lake occurrences were explored in the late 1960s and 1970 by PNC, a Japanese uranium exploration company. Diamond drilling was used to identify small, low grade uranium deposits.

13.0 DRILLING (FIGURE 13.1; TABLE 13.1)

Blizzard Uranium Deposit

At the Blizzard uranium deposit Lacana completed 15 holes totaling 954 meters of percussion drilling in 1976 (Geology in B.C., 1976, p.E30). Norcen completed 33 diamond drill holes totaling 2040.4 meters and 19 rotary holes totaling 521.64 meters in 1977 (Geology in B.C., 1977 p.E31, E32); 294 diamond drill holes totaling 15,000 meters and 47 rotary holes totaling 2,000 meters in 1978 (Geology in B.C., 1978, p. E31); and 86 percussion drill holes totaling 1,384 meter in 1979 (Geology in B.C. 1979, p. 35). Drilling done during 1977 and 1978 was used by Kilborn in calculations that form the basis of their reserve estimate. Kilborn stated that the drilling basis for their estimate is 327 diamond drill holes completed during 1977 and 1978 and 19 rotary drill holes completed during 1977. Drill-hole locations, used for resource estimates, are summarized on Figure 13.1 with significant results summarized in Table 13.1.

The "Ore Body" was described by Kilborn (see Figure 13.1) as follows: "The concentration of ore grade uranium in sedimentary rocks appears to be continuous from 70 metres northwest of the basalt capping (3680N) to at least 265 metres southeast of the basalt, a minimum distance of 1520 metres. The ore varies from 40 metres to 275 metres in width, and from 0.6 metres to 16.6 metres in thickness. The ore body is sinusoidal and trends southeasterly. At approximately section 3300N the ore formation suddenly spreads southerly from a width of 75 metres on 3300 N to a width of 275 metres on 3270 N. It gradually narrows to a width of 60 metres at 2870 N and continues on a course less than 100 metres wide to its southeastern end at section 2160 N."

Kilborn identified mineralized zone I through VI with most of the estimated mineral resource in Zones I through III. The distribution of zones is summarized in Figure 13.1 from Kilborn (1979). Zone I contains higher grade, approximately 0.5% U_3O_8, from the northwest end to basement highs at 3300N. The southern part of Zone I and all of Zone II grade approximately 0.1% U_3O_8. Zone III, situated mainly in talus conglomerate, averages 0.3% U_3O_8 (Kilborn, 1979).


1 ZONE
2 ZONE
3 ZONE
4 ZONE
6 ZONE
5 BRECCIA PIPE
Basalt outline
BASELINE 00
3600N
3300N
3000N
2700N
2400N
2100N
300E
300W
LONGITUDINAL SECTION
VESICULAR BASALT
MUDSTONE / SANDSTONE
CONGLOMERATE
PLUTONIC ROCKS
EL 1400m
EL 1300m
LEGEND
0
200 m
Santoy Resources Ltd.
BLIZZARD PROPERTY
SOUTHERN BRITISH COLUMBIA
DRILL PLAN MAP
& PROPOSED HOLES
Figure 13.1

Figure 13.1 Drill Hole Locations for Blizzard Property and Proposed Holes (from Kilborn, 1979).

Table 13.1. Blizzard Property Significant Drill Intersections (from McWilliams et al., 1979 (on file in Santoy office). et al., 1979 for Details (on file in Santoy office).

Hole #	Section #	Interval (m)	Thickness (m)	% U_3O_8	Recovery %
264	3630	8.84-13.87	5.34	1.700	75
266	3630	6.10-10.67	4.57	0.740	86
68	3600	14.79-20.27	5.48	1.667	67
87	3600	10.67-18.27	7.62	0.110	71
53	3540	26.37-31.10	4.73	0.281	100
258	3540	23.17-31.71	8.54	0.106	86
52	3510	30.18-35.82	5.64	1.006	97
238	3480	40.55-47.26	6.71	0.503	87
51	3480	30.50-42.07	11.57	1.31	84
236	3465	29.27-30.49	1.22	0.214	96
"	"	36.58-60.67	24.09	0.299	91
75	3450	32.32-47.56	15.24	0.115	77
50	3450	35.36-45.27	9.91	0.642	100
49	3450	33.54-42.07	8.53	0.150	97
247	3435	30.18-51.52	21.34	0.421	95
243	3420	36.89-48.48	11.59	0.709	34
62	3420	35.21-50.30	15.09	0.884	80
249	3420	36.13-47.10	10.97	0.782	93
47	3420	42.68-44.51	1.83	0.232	100
245	3405	36.13-44.51	8.38	0.902	92
248	3390	36.13-47.79	11.66	1.408	90
46	3390	34.76-45.43	10.67	0.581	94
64	3360	35.51-40.85	5.34	0.411	95
45	3360	35.98-47.87	11.89	2.038	92
44	3330	32.01-43.90	11.89	1.372	?
Hole #	**Section #**	**Interval (m)**	**Thickness (m)**	**% U_3O_8**	**Recovery %**
261	3300	49.85-55.18	5.33	0.139	99
259	3300	32.93-45.27	12.34	0.508	76

43	3300	35.36-44.36	9.00	0.342	92
95	3270	39.33-55.94	16.61	0.306	95
42	3270	35.37-41.77	6.40	0.284	73
262	3270	32.77-37.80	5.03	0.570	54
103	3240	63.11-70.73	7.62	0.110	76
260	3240	55.18-63.57	8.39	0.488	100
78	3240	42.22-51.07	8.85	0.248	72
22	3240	35.06-49.69	14.63	0.166	P/RC
84	3210	48.78-60.75	11.97	0.180	89
121	3180	73.78-75.30	1.52	0.237	88
277	3180	75.00-80.18	5.18	0.116	90
32	3180	51.83-67.07	15.24	0.118	P/RC
278	3150	72.56-75.46	2.90	0.121	94
88	3150	48.17-53.66	5.49	0.126	89
15	3120	77.74-80.18	2.44	0.131	P/RC
20	3120	46.65-53.66	7.01	0.119	P/RC
13	3090	50.31-65.55	15.24	0.181	P/RC
21	3090	44.21-47.87	3.66	0.131	P/RC
12	3060	64.94-71.95	7.01	0.141	P/RC
10	3060	52.13-64.02	11.89	0.164	P/RC
7	3030	54.57-69.81	15.24	0.109	P/RC
5	3030	45.73-54.88	9.15	0.119	P/RC
2	3000	48.78-55.79	7.01	0.156	P/RC
3	3000	43.29-53.05	9.76	0.108	P/RC
40	2970	42.68-46.65	3.97	0.204	82

Hole #	Section #	Interval (m)	Thickness (m)	% U_3O_8	Recovery %
40	2970	56.10-57.62	1.52	0.253	85
41	2970	39.94-56.92	7.22	0.126	90
298	2970	51.68-53.20	1.52	0.196	71
110	2940	45.88-47.41	1.53	0.305	98
273	2940	43.29-44.82	1.53	0.130	87

149	2760	41.46-44.82	3.36	0.288	71
147	2760	35.36-46.19	10.67	0.172	66
“	2760	52.82-58.54	5.72	0.129	102
141	2850	59.15-61.43	2.28	0.198	98
142	2820	43.29-46.34	3.05	0.188	94
“	2820	39.94-41.46	1.52	0.130	97
144	2820	40.70-41.46	0.76	0.257	NA
“	2820	59.91-63.11	3.20	0.532	79
165	2700	29.88-31.10	1.22	0.104	100
“	2700	43.29-44.82	1.53	0.130	83
189	2670	41.16-43.75	2.59	0.118	97
166	2670	55.94-58.84	2.90	0.912	99
185	2640	54.88-56.40	1.52	0.253	98
183	2610	39.02-43.21	4.19	0.119	95
171	2610	47.56-51.37	3.81	0.884	NA
181	2580	42.99-48.02	5.03	1.512	72
153	2550	35.52-39.94	4.42	0.497	92
34	2520	27.74-32.32	4.57	0.408	58
36	2490	29.12-32.01	2.89	0.306	75
194	2460	23.63-26.22	2.59	0.131	94
306	2460	20.12-23.93	3.81	0.117	88
Hole #	**Section #**	**Interval (m)**	**Thickness (m)**	**% U_3O_8**	**Recovery %**
37	2430	17.84-21.95	4.11	0.428	90
196	2400	14.79-21.19	6.40	0.257	83
198	2370	13.72-18.60	4.88	0.126	58
207	2340	8.84-13.41	4.57	0.128	64
215	2280	9.91-12.65	2.74	0.170	92
216	2250	7.01-9.45	2.44	0.166	69
224	2250	3.81-6.10	2.29	0.196	66
221	2190	1.83-4.73	2.90	0.314	88

14.0 SAMPLE PREPARATION, ANALYSES AND SECURITY

14.1 Sampling Personnel and Security

Blizzard property data was mainly from samples collected by Norcen personnel and consultants. The last major program on the Blizzard structure was completed in 1979. A seven year moratorium on uranium mining and exploration expired and today uranium claims are treated like other metal mining claims although owners can expect to be required to perform stricter environmental monitoring.

The writer made several site examinations of the Blizzard uranium project during the late 1970's as a representative of the British Columbia Ministry of energy, Mines and Petroleum Resources and found the personnel to be competent and exploration to industry best practice standards. Holes were logged geologically and radiometrically and cores split and sent for chemical assays to Loring Laboratories Ltd. in Calgary, Alberta. Chemical assays were generally higher that radiometric assays suggesting that the uranium deposit is very young, possible still forming and uranium daughter products have not had time to reach equilibrium.

The writer, as a representative of the British Columbia Ministry of Energy, Mines and Petroleum Resources, made several site examinations of the Fuki, Donen (Cup Lake) and Haynes Lake deposit areas with PNC geologists. The writer believes that the PNC exploration was conducted using 1970s best practices and equipment.

15.0 DATA VERIFICATION

15.1 Quality Control and Data Verification

The writer conducted field examinations of the Blizzard Property from 1977 through 1979 during uranium exploration programs and uranium hearings. The presence of significant uranium values has been checked and confirmed by previous operators, the writer and several government agencies. A positive feasibility studies was produced by Kilborn in 1979. The writer believes that a current resource study should be conducted to NI 43-101 recommended standards using exploration data obtained by previous operators.

Mineralized drill core was removed by Norcen from the Blizzard deposit and un-mineralized core was buried. No surface showings of Blizzard deposit mineralization exist and drilling would be required to obtain confirmation engineering samples. Since the writer, federal and provincial government official, and several mining companies has previously confirmed the presence of significant uranium mineralization in Norcen drill core and no surface outcrops occur, no engineer's check samples were attempted.

The writer examined the site of the Fuki outcrop where Japanese geologists made the initial discovery in 1968. The radioactivity at the discovery outcrop has decreased due to exposure to surface oxidation. The Fuki discovery outcrop measured 10m by 3m and assayed 0.10% uranium across 1.5 meters (McCammon, 1970).

16.0 ADJACENT PROPERTIES`

16.1 Relevant Data on Adjacent Properties

The Cup Lake Property situated east of Lassie Lake contains the Donen (Cup Lake) uranium deposit which is situated about 2.5km southeast of the Blizzard Uranium deposit. Sediments hosting the Donen Deposit are capped by a 5000 by 800 meter area of basalt, up to 60 meters thick. The northern part of the Donen mineralized zone measures about 1500 by 500 meters and the southern part of the Donen mineralization, about 700m southeast, measures about 1500 by 150 meters. The northern part averages 0.042% uranium and 1.8 meters thick and the southern part averages 0.024% uranium and 0.7 meters thick. The total deposit averages 1.57 meters thick and contains about 2.25 million tonnes of mineralized material with an average grade of 0.037% uranium or 839,620 kilograms of uranium (Nicoll, 1980). The information on the Donen Deposit is from B.C. Government assessment reports that have not been verified by Boss or the writer and should be treated as non-NI43-101 compliant historic information.

17.0 MINERAL PROCESSING AND METALLURGICAL TESTING

17.1 Mineral Processing and Metallurgical Testing

Metallurgical testing of the Blizzard deposit was conducted by Lakefield Research of Canada Ltd., Envirotech Corporation and Hazen Research (International) Inc. (Kilborn, 1979) and a review conducted by A.H. Ross & Associates (Ross, 1979) as part of the Kilborn positive feasibility study. The Kilborn study recommended open pit mining with the recovery process incorporating conventional sulphuric acid leach followed by LAMIX (ion exchange and two stage precipitation) uranium recovery.

The writer is not aware of any in-depth studies conducted that considered ISL technology. The ISL technology presents a low cost and environmentally friendly approach to removing uranium from the Blizzard deposit. The ISL methods have been successfully employed in the USA and Australia. Its applicability to the Blizzard deposits warrants testing.

18.0 MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

18.1 Mineral Resource Estimates

The Blizzard property has historic mineral resources that are discussed and reported under the historic resource section of this report converted from Kilborn's (1979) historic reserves in the following section.

18.2 Mineral Reserve Estimates

The Blizzard property has not been the subject of a recent positive pre-feasibility or feasibility study and therefore does not have current mineral reserves. Historic reserves estimated by Kilborn (1979) in a positive feasibility study have been converted to resources to comply with

NI43-101 and are reported in Table 18.1 and in the historic resource section of this report. The following information and parameters where used by Kilborn (1979) for resource estimation:

- The dry bulk density used in the estimation is 2.25 tonnes per cubic meter,
- A minimum grade of 0.025% % U_3O_8 over a minimum one meter thickness was considered and shorter high grade section were diluted at zero grade to one meter,
- The maximum projection of ore beyond a drill hole was 15 meters and normally a projection of 5-10 meters was assumed,
- Drilling done during 1977 and 1978 was used for estimations with 327 diamond drill holes and 19 rotary drill holes used,
- Resources were estimated using the horizontal polygon method,
- Polygons were drawn on plans to conform with geologic interpretation,
- Chemical assays were used when available and radiometric assays used only when no material was recovered for chemical assay.

Table 18.1 Kilborn's 1979 Measured and Indicated Resources* for Blizzard Deposit

Blizzard Deposit after Kilborn (1979).

CATEGORY	TONNES	GRADE (%U_3O_8)	CONTAINED Kg (% U_3O_8) (FROM KILBORN, 1979)
Indicated **	1,914,973	0.247%***	4,728,428
Inferred **	4,685	0.162%***	7,595

To Conform with NI-43-101 Conversions Were Necessary

* Report as Reserves but Rules Dictate Classification as Resources.

** Indicated and Inferred Reserves were converted to Indicated and Inferred Resources.

***Rounded to 3 places.

The resources estimate cited predates and therefore does not conform to the more stringent reporting requirements of NI 43-101 and should not be relied upon according to those standards. The writer has not done sufficient work to classify the historic resources estimates as a current mineral resource and Boss is not treating the historic estimates as a current mineral resource or reserve. The writer is of the opinion hat the historic resource estimates provide an indication of the potential of the Blizzard Deposit and are relevant and required for complete disclosure.

18.3 Extent Mineral Resources Affected by Metallurgical and Mining Parameters

The Blizzard uranium resources have good leaching characteristic and Kilborn estimated 97% recovery based on sulphuric acid leaching. The ISL methods were not as well know at the time

of the Kilborn feasibility study and the ISL option was dismissed without serious consideration. If an ISL method can be used, then mineralized material could be treated in place and the presence of an open pit on the Okanagan Plateau, a concern to recreational land users and environmentalists, would not apply.

19.0 OTHER RELEVANT DATA AND INFORMATION

The writer is not aware of any data not included in this report that would make the report misleading or would influence the writer's opinion that the property warrants the recommended Phase 1 and Phase 2 programs. In the writer's opinion, the programs represent worthwhile investments and if the ISL pilot test is successful, should provide necessary data for conducting a current feasibility.

20.0 INTERPRETATION AND CONCLUSIONS

The seven year moratorium on uranium exploration resulted in the shelving of a uranium deposit with a positive feasibility study (Kilborn, 1979). Following the imposed time, the moratorium expired but uranium price had dropped by nearly an order of magnitude. Most uranium projects in British Columbia remained inactive and claims lapsed. Recovery of prices has renewed interest in uranium exploration and deposits with historic resources, like the Blizzard Project, are again valuable assets. Since the high prices of the late 1970s and early 1980s, producers have looked to cut costs and significant developments of ISL technology have occurred in the United States and Australia that make the ISL method of extracting uranium environmentally friendly and economically attractive. The ISL method of extracting uranium has the following benefits:

- ISL eliminates the need for an open pit,
- Removes uranium but leaves trap that can be returned to reducing state needed to extract uranium from ground water,
- Eliminates concerns about waste and tailings.
- Water can be reused and a near closed system produced by sealing the deposit area,
- Surface facility is relatively small compared to land required for open pit mine, mill, tailing and waste areas.

The ISL method warrants testing at the Blizzard Deposit with a Phase 1 program required to obtain information necessary for permitting of a Phase 2 pilot test of the ISL extraction method on the Blizzard Deposit.

21.0 WORK RECOMMENDATIONS

21.1 Summary Recommendation of Two Phases of Work

The writer recommends an initial program of research and conceptual modeling of the ISL methods for extracting uranium from the Blizzard deposit. The baseline environmental study should be re-started as soon as possible to establish natural background values in local waters and terrain. The use of consulting firms used by Norcen and Kilborn would provide access to a considerable database, provide continuity and local input, and restrict environmentalists that oppose mining to less knowledgeable and less experienced experts. The Phase 1 program should consist of a compilation of all available data not currently in hand, and in particular, the original environmental baseline studies (including the exact location of all bore-hole and stream water monitoring sites). A minimum of 12 months of new water quality data will be required (two field seasons, starting prior to the spring freshet of 2007). A minimum of 3,000 metres of diamond drilling (60 holes averaging 50 metres) is proposed to better define the lateral extent of the Blizzard deposit and to address the following:

- In-fill drilling and ore body edge determinations (minimum of 37 holes – as set out on Figure 13.1)
- Grade & thickness verifications (minimum of 10 holes twinning existing diamond and rotary drill holes – sites to be determined)
- Baseline water monitoring (number of holes and location will be dependent on suitability of existing capped holes to act as water monitoring sites)
- Twin existing rotary holes for verification of prior chemical and equilibrium study (minimum of 4 holes – sites to be determined)
- Geotechnical investigations (sites to be selected by a geotechnical engineer)
- Condemnation drilling

The Phase 2 program will investigate the technical efficacy, the environmental impact and permitting requirements and public acceptance of conventional open pit mining versus the possibility of in situ leaching. Contingent upon an early selection of a mining method, further site investigations will be required (final in-fill drilling, geotechnical drilling, acid mine drainage studies, condemnation drilling and further water monitoring/usage studies). This will culminate in a pre-feasibility study.

A success contingent Phase 2 program of pilot testing of ISL methods is dependent on the successful laboratory tests and ability to obtain necessary permits and local support for safely removing uranium from the Blizzard Deposit.


1 ZONE
2 ZONE
3 ZONE
4 ZONE
6 ZONE
5 BRECCIA PIPE
Basalt outline
BASELINE 00
300E
300W
3600N
3300N
3000N
2700N
2400N
2100N
LONGITUDINAL SECTION
VESICULAR BASALT
MUDSTONE / SANDSTONE
CONGLOMERATE
PLUTONIC ROCKS
EL. 1400m
EL. 1300m
LEGEND
0
200 m
Suntoy Resources Ltd.
BLIZZARD PROPERTY
SOUTHERN BRITISH COLUMBIA
DRILL PLAN MAP
& PROPOSED HOLES
Figure 13.1

Figure 21.1 Drill Hole Locations for Blizzard Property and Proposed Holes (from Kilborn, 1979).

21.2 Recommendation of Phase One Work

A budget estimate of $2,500,000 is set out for the recommended Phase 1, data base acquisition, drilling, current resource study, and field and laboratory testing of the ISL method of extraction for the Blizzard deposit, a current base line environmental study and public information programs to present the benefits of mining the Blizzard deposit summarized in Table 22.1.

21.3 Recommendation of Phase Two Work

The scope and design of the Phase 2 program will be contingent upon the outcome of the initial public hearings and the selection of mining technique. Parts of the Phase 2 program could be conducted in conjunction with Phase 1 work to expedite returning the project to current feasibility. Drill testing of other targeted areas should also be provided for at this stage. A proposed budget is $4,500,000.

21.4 Opinion that Property is of Sufficient Merit to Justify Work Recommended

In the writer's opinion, the character of the property is of sufficient merit to justify the recommended Phase 1 program, and the program represents a worthwhile investment by Boss.

Table 21.1 Summary Of Work Program And Budget For Phase 1 Work Program On Blizzard Property.

.Type	Description	Estimated Cost
Project Preparation		**50,000.00**
Engineering Staff		**250,000.00**
Baseline Environmental Studies	**Minimum 12 month water quality data required**	**100,000.00**
Drilling and Engineering	**In-fill, grade and thickness verification, water monitoring, equilibrium studies, geotechnical and condemnation**	**1,500,000.00**
Public Relations	**Public Relations and Education program for the Okanagan Valley and Beaverdell-Rock Creek Areas**	**250,000.00**
Site Investigations and Review of Other ISL Uranium Sites	**Research, site visits, engineering**	**100,000.00**
Legal and Title		**25,000.00**
Permitting	**For site investigation only**	**25,000.00**
Contingency		**200,000.00**
Total Estimated Cost		**$2,500,000.00**

A Phase 2 recommended budget of $4,500,000 is estimated for a Pre-Feasibility Study; including engineering selection of final exploitation technique, full Environmental Impact Study, additional drilling and metallurgical investigations, site engineering, process engineering, transportation, project engineering, and Permitting & Community Relations Program.

Phase 1 Recommended Budget	**$2,500,000.00**
Phase 2 Recommended Budget	**$4.500,000.00**
Total Recommended Phase 1 and Phase 2	**$7,000,000.00**

22.0 REFERENCES AND SOURCES OF INFORMATION

B.C. Government: Assessment Reports 2013, 2482, 2484, 3005, 3020, 3021, 3022, 3135, 3562, 3740, 3775, 4629, 4630, 4682, 5090, 5115, 5204, 5430, 5519, 5570, 5582, 5860, 5972, 5982, 6011, 6023, 6116, 6167, 6168, 6193, 6211, 6217, 6243, 6261, 6276, 6288, 6310, 6319, 6372, 6389, 6390, 6418, 6640, 6649, 6670, 6530, 6616, 6620, 6829, 6964 7046, 7131, 7424, 7726, 7822, 7865

GEM, 1969, pp. 302,303; 1970, p. 409; 1971, p. 396; 1972, p. 43; 1973, pp. 49, 50.

Geology in B.C. 1975, p.G32-G36; 1976, E29, E30; 1977, pp. E31, E32; 1978, p. E31; 1979, pp. 34, 35;

Ballantyne, S.B., 1976. Geochemical orientation survey for uranium in Southern British Columbia, 1975, Geol. Surv., Canada, O.F. 341.

Boyle, D.R., 1979. The Dispersion of Uranium in the Vicinity of Miocene 'Basal Type' Uranium Occurrences in Lassie Lake Area, Geol. Surv., Canada, Current Research, Paper 79-1A, pp. 349-356.

Boyle, D.R., 1982a. Characteristics of the Okanagan Highlands Intrusive Complex as a Source For Basal-type Uranium Deposits, South-central British Columbia. in Uranium in Granites, Geol. Surv., Canada, Paper 81-23, pp. 37-47.

Boyle, D.R., 1982b. The Formation of Basal Type Uranium Deposits in South –Central British Columbia. Econ. Geol. Vol. 77, No 5, pp. 1176-1209.

Christopher, P.A., 1976. Radioactive Occurrences in British Columbia. B.C. Ministry of Energy, Mines & Pet. Res., Preliminary Map No. 22.

Christopher, P.A., 1977. Fuki, Donen (92E/10W). B.C. Ministry of Mines and Pet. Res., Geology in British Columbia 1975, pp. G34-G36.

Christopher, P.A., 1978. Geology of the East Okanagan Uranium Area. B.C. Ministry of Energy, Mines & Pet. Res., Preliminary Map No. 29.

Christopher, P.A. and Ballantyne, S.B., 1976. Recent Developments in Uranium Exploration in British Columbia. CIM, Bull., Vol. 69, No. 773, p. 70 (abstract).

Christopher, P.A. and Kalnins, T., 1977. Exploration for Basal Type Uranium Deposits in British Columbia. Western Miner, Vol. 98, pp. 75-79.

Christopher, P.A., Technical Report on Blizzard Uranium Deposit, Beaverdell Area, British Columbia, Canada. For Santoy Resources Ltd. dated August 31, 2005.

Church, B.N., 1973. Geology of the White Lake Basin, B.C. min. Mines &Pet. Res., Bull. 61, p. 120.

Church, B.N., Jessop, A.M., Bell, R., and Pettipas, A., 1991. Tertiary Outlier Studies: Recent Investigations in the Summerland Basin, South Okanagan Area, B.C. (82E/12). B.C. Geological Survey Branch, Geol. Fieldwork 1990, Paper 1991-1, pp. 163-170.

Dept. of Energy, Mines & Resources and B.C. Ministry of Mines & Pet. Res. (1977): Regional Stream Sediment and Water Geochemical Reconnaissance Data, Southeastern British Columbia (NTS 82), O.F. 409 (NGR 5-76).

Jerrerson, C.W., Thomas, D.J., Gandhi, S.S., Ramaekers, P., Delaney, G., Brisbin, D., Cutts, C., Portella, P., and Olson, R.A., 2006. Unconformity Associated Uranium Deposits. draft report.

Jones, L.D., 1990.Uranium and Thorium Occurrences in British Columbia. B.C. Ministry of Energy, Mines and Pet. Res. Open File 1990-32.

Kilborn Engineering (B.C.), 1979. Norcen Energy Resources Limited Blizzard Uranium Project Engineering Feasibility Report. Calgary: Norcen Energy Resources, 1979. (RCUM Exhibit 222), dated August 1979, Volume 1 and Volume 2.

Little, H.W., 1957. Geology of Kettle River (East Half), Geol. Surv., Canada, Map 6-1957.

Little, H.W., 1960. Nelson Map-Area (West Half), Geol. Surv., Canada, Memoir 308.

Little, H.W., 1961. Geology of Kettle River (West Half), Geol. Surv., Canada, Map 15-1961.

McCammon, J.W., 1970. Fuki. B.C. Ministry of Energy, Mines and Pet. Res.GEM 1969, pp. 302-303.

McWilliams, G.H., Barclay, J.E., Sawyer, D.A., and Turner, A.T., 1979. Yearend Geological Report, 1978 Drilling and Exploration Program; Blizzard Property, British Columbia. Volume 1, January 25, 1979.

Milne, P.C. 1979. Uranium in Washington State. CIM, Bull., Vol. 72, No. 804, pp. 95-101.

Nash, J.T. and Lehrman, N.J., 1975. Geology of the Midnite Mine, Stevens County, Washington: A Preliminary Report, USGS, Open File Report 75-402, 36pp.

News Release dated June 13, 2005. Santoy and Sparton Option British Columbia Uranium Deposit.

Nicoll, L., 1980. Diamond Drilling Report on Donen, Fuki, and PNC Mineral Claims. B.C. Ministry of Energy, Mines and Pet. Res. AR 8105, 314pp.

Reinecke, L., 1915. Ore Deposits of the Beaverdell Map-Area, Geol. Surv., Canada, Mem.79.

Ross, A.H. & Associates, 1979. Review of Metallurgical Research on the Blizzard Uranium Project.

Simpson, S., 2005. Uranium Controversy Erupts. Vancouver Sun June 16, 2005, pp. F1-F2.

Sutherland Brown, A., Carter, N.C., Johnson, W.M., Preto, V.A., and Christopher, P.A., A Brief Submitted to the Royal Commission of Inquiry, Health and Environmental Protection, Uranium Mining. Ministry of Energy, Mines and Pet. Res, Paper 1979-6.

23.0 SIGNATURE, STAMP AND DATE

Signed and stamped at Vancouver, B.C., this 15th day of November 2006 (revised February 23, 2007 & May 30, 2007).

/s/ Peter A. Christopher

Peter A. Christopher, PhD, P.Eng.

24.0 CERTIFICATE

I, Peter A. Christopher, with business address at 3707 West 34th Avenue, Vancouver, British Columbia, do hereby certify that:

1. I am a Consulting Geological Engineer registered (#10,474) with the Association of Professional Engineers and Geoscientists of British Columbia since 1976.
2. I am a Fellow of the Geological Association of Canada.
3. I hold a B.Sc. (1966) from the State University of New York at Fredonia, a M.A. (1968) from Dartmouth College and a Ph.D. (1973) from the University of British Columbia.
4. I have been practicing my profession as a Geologist for over 35 years and as a Consulting Geological Engineer since June 1981. I have authorized over 200 qualifying engineering and exploration reports, and over 20 professional publications. I have work experience in most areas of the United States, Canada, Mexico and several other Latin American countries. As a result of my experience and qualifications, I am a qualified person as defined in National Instrument 43-101.
5. I have no direct or indirect interest, nor do I expect to receive any interest directly or indirectly in the properties or securities of Boss. I am independent of Boss in accordance with the application of Section 1.5 of National Instrument 43-101.
6. I have based this report, Blizzard Uranium Property, Beaverdell Area, British Columbia on previous exploration experience in the Beaverdell area and mapping of the East Okanagan Uranium Area for the B.C. Government, on a review of reports listed in the references and sources of data section and on a personal examination of the Blizzard Property on July 19, 2005. On November 11, 2006 the writer examined the Blizzard Property area by driving the McCulloch Road and Beaverdell (Beaver Creek) Creek and Lassie Lake Forest Service Roads.
7. I am not aware of any material fact or material change with respect to the subject matter of this technical report which is not reflected in this report, of which the omission to disclose would make this report misleading.
8. I have read National Instrument 43-101, Form 43-101F1 and believe my report is in compliance with National Instrument 43-101.
9. I consent to the use of this report by Boss Gold International Corp. for any Filing Statement, Statement of Material Facts, Prospectus or Annual Information Form issued by Boss.
10. I consent to the filing of the Technical Report, Blizzard Uranium Property, Beaverdell Area, British Columbia, by Boss Gold International Corp. with any stock exchange and other regulatory authority and any publication of the Technical Report by them for regulatory purposes, including electronic publication in the public company files on their websites accessible to the public.

Dated at Vancouver, British Columbia, the 30th day of May 2007.

/s/ Peter A. Christopher

Peter A. Christopher, Ph.D., P.Eng.

82-4571

ANTHONY J. BERUSCHI

Suite 501 - 905 West Pender Street, Vancouver, BC, V6C 1L6
Tel: 604.669.3116 ~ Fax: 604.669.5886
ajb@beruschi.com

June 15th, 2007

ISSUANCE OF SHARES BOSS POWER CORP. ("BOSS POWER") IN CONSIDERATION OF SALE OF URANIUM MINERAL CLAIMS
Pursuant to: National Instrument 62-103
Subsections 111(1) and 111(2) of the *Securities Act* (British Columbia)
Section 141(1), 141(2), 141(3) of the *Securities Act* (Alberta)

Anthony J. Beruschi acquired directly or indirectly 26,250,000 common shares of Boss Power at a deemed price of $2 per share as consideration for the sale of his interest relating to the Blizzard Uranium Claim and other properties, which occurred as part of a reverse takeover transaction. Immediately prior to the closing of the sale, Anthony J. Beruschi beneficially owned or had control or direction over 30,998 shares of Boss Power. Anthony J. Beruschi now beneficially owns directly or indirectly or controls or has direction over 26,280,998 common shares of Boss Power or approximately 35.93% of the issued and outstanding common shares of Boss Power.

Anthony J. Beruschi acquired the 26,250,000 common shares pursuant to the sale of the Blizzard Uranium Claim and other properties and may increase his shareholdings in Boss Power if he considers such increase to be warranted, but has no intention to acquire ownership of, or control over or direction of additional securities of Boss Power at this time. Mr. Beruschi has filed an Early Warning Report under National Instrument 62-103 which may be obtained at www.sedar.com.

"Anthony J. Beruschi"

ANTHONY J. BERUSCHI

82-4571

EARLY WARNING REPORT

UNDER NATIONAL INSTRUMENT 62-103

THE EARLY WARNING SYSTEM AND RELATED TAKEOVER BID AND INSIDER REPORTING ISSUES

BRITISH COLUMBIA: Subsections 111(1) and 111(2) of the *Securities Act* (British Columbia)

ALBERTA: Section 141(1), 141(2), 141(3) of the *Securities Act* (Alberta)

(a) The name and registered address of the Offeror.

Anthony Beruschi (the "Offeror")

Suite 501 – 905 West Pender Street

Vancouver, British Columbia V6C 1L6

(b) The designation and number or principal amount of securities and the Offeror's security holding percentage in the class of securities of which the Offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the news release, and whether it was ownership or control that was acquired in those circumstances.

Pursuant to an Asset Purchase and Sale Agreement dated July 27th, 2006, as amended (the "Purchase Agreement") the Offeror and his nominees acquired a total of 26,250,000 common shares (the "Shares") of Boss Power Corp. (formerly, Boss Gold International corp.) ("Boss") either directly or indirectly as consideration for the sale of interests relating to certain mineral claims, which sale closed on June 12th, 2007.

(c) The designation and number or principal amount of securities and the Offeror's securityholding percentage in the class of securities immediately after the transaction or occurrence giving rise to the obligation to file the news release.

The Offeror now directly or indirectly holds ownership or control of 26,280,998 Shares in the capital of Boss, representing approximately 35.93% of the issued and outstanding common shares of Boss.

(d) **The designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in Paragraph 3 over which:**

i. **The Offeror, either alone or with any joint actors, has ownership and control:**

Subject to the following sentence, the Offeror has ownership or control, either directly or indirectly over all of the securities referred to in paragraph (c). 2,00,000 of the Shares are subject to an escrow arrangement (the "Escrow Arrangement") with Boss pending the resolution of a legal dispute relating to certain mineral claims that the Offeror was expected to transfer to Boss pursuant to the Purchase Agreement.

ii. **The Offeror, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the Offeror or any joint actor:**

Subject to the Escrow Arrangement discussed above, all the 26,250,000 Shares issued to the Offeror are held either by the Offeror, the companies he controls or other third party trustees who hold the shares in trust for the benefit of either the Offeror or the companies he controls.

iii. **The Offeror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership:**

Subject to the Escrow Arrangement the Offeror does not have legal ownership of 23,250,000 of the 26,250,000 Shares issued to the Offeror. However, as discussed in (d)(ii) these 23,250,000 Shares are beneficially owned by the Offeror because they are held either by companies controlled by him, or by third parties who hold the Shares in trust for his benefit, or for the benefit of the companies which he controls.

(e) **The name of the market in which the transaction or occurrence that gave rise to the news release took place:**

The securities referred to in paragraph (c) above were acquired off the market pursuant to the sale of the Offeror's direct and indirect interest relating to certain mineral claims to Boss, which sale closed on June 12th, 2007. However, the sale of the mineral claims and the issuance of the Shares occurred within the context of a reverse takeover transaction.

The common shares of Boss are listed for trading on the TSX Venture Exchange under the symbol "BPU".

(f) The purpose of the Offeror and any joint actors in effecting the transaction or occurrence that gave rise to the news release, including any further intention to acquire ownership of, or control over, additional securities of the reporting issuer:

The Offeror acquired the securities referred to in paragraph (c) above as consideration for the sale of his interests relating to his interests in certain mineral claims, all in connection with Boss's reverse takeover transaction. The Offeror may in the future wish to increase or decrease his shareholdings in Boss as circumstances warrant. Such circumstances may include but are not limited to compliance with applicable securities laws, general market and economic conditions, business prospects of Boss and investment and business opportunities available to the Offeror.

(g) The general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered by the Offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the news release, including agreements with the respect to the acquisition, holding, disposition or voting of any of the securities:

The 26,250,000 Shares are subject to the terms of an escrow agreement (the "Escrow Agreement") dated June 12th, 2007 among Boss, Computershare Investor Services Inc., and other securityholders who are parties to the Escrow Agreement pursuant to TSX Venture Exchange Policy 5.4. The 26,250,000 Shares are also subject to restrictions on transfer and a right of first refusal until June 12th, 2009 in accordance with the provisions of the settlement agreement dated as of December 31st, 2005 (the "Settlement Agreement") between the Offer and Santoy Resources Ltd. ("Santoy") and others. A description of the Settlement Agreement is contained in Santoy's news release dated January 27th, 2006, which is available at www.sedar.com under Santoy's profile.

(h) The names of any joint actors in connection with the disclosure required by Appendix E to National Instrument 62-103.

Not applicable.

(i) **In the case of a transaction or occurrence that did not take place stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value paid by the Offeror.**

Boss issued 26,250,000 Shares to the Offeror and his nominees for all of the Offeror's interest in certain "Blizzard" uranium mineral claims (the "Blizzard Claims"). The Offeror also received $1,200,000 in cash as further consideration for: the transfer of certain mineral claims surrounding the Blizzard Claims (together with the Blizzard Claims, the "Properties") and an option for Boss to purchase an interest in certain other mineral claims (the "Optioned Claims"). In addition, the Offeror will also receive a gross over-riding royalty of $1.50 per pound of Uranium Oxide from the Properties and a gross over-riding royalty of $2.00 per pound of Uranium Oxide from the Optioned Claims.

(j) **When applicable, a description of any change in any material facts set out in a previous report under National Instrument 62-103.**

Not applicable.

DATED this 15th day of June, 2007.

/s/ Anthony Beruschi

Per:____________________

ANTHONY J. BERUSCHI

82-4571

REPORT PURSUANT TO SECTION 111 OF THE SECURITIES ACT (BRITISH COLUMBIA) AND SECTION 141 OF THE SECURITES ACT (ALBERTA)

(a) The name and address of the offeror.

Santoy Resources Ltd. (the "Offeror")
611 - 675 West Hastings Street
Vancouver, BC
V6B 1N2

(b) The designation and number or principal amount of securities and the offeror's securityholding percentage in the class of securities of which the offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the news release, and whether it was ownership or control that was acquired in those circumstances.

The Offeror acquired 26,250,000 common shares (the "Shares") of Boss Power Corp. (formerly, Boss Gold International Corp.) ("Boss") as consideration for the sale a property interest to Boss which closed on June 12, 2007.

(c) The designation and number or principal amount of securities and the offeror's securityholding percentage in the class of securities immediately after the transaction or occurrence giving rise to the obligation to file the news release.

The Offeror now owns 26,250,000 common shares (the "Shares") in the capital of Boss representing approximately 35.88% of the issued and outstanding common shares as of the close of business on June 12, 2007.

(d) The designation and number of or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragraph (c) over which

(i) the offeror, either alone or together with any joint actors, has ownership and control,

The Offeror has ownership and control over all of the securities referred to in paragraph (c).

(ii) the offeror, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the offeror or any joint actor, and

None.

(iii) the offeror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership

None.

(e) the name of the market in which the transaction or occurrence that gave rise to the news release took place;

The securities referenced in paragraph (c) above were acquired off the market pursuant to the sale of the Offeror's interest in certain mineral claims to Boss.

(f) the purpose of the offeror and any joint actors in effecting the transaction or occurrence that gave rise to the news release, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer;

The securities referenced in paragraph (c) above were acquired pursuant to the sale of the Offeror's interest in certain mineral claims to Boss. The Offeror may in the future increase or decrease its ownership of securities of Boss from time to time depending on the business and prospects of Boss and/or the Offeror as well as future market conditions.

(g) the general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the news release, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities;

The Shares are subject to the terms of an escrow agreement dated June 12, 2007 (the "Escrow Agreement") among Boss, Computershare Investor Services Inc., the Offeror and other securityholders who are parties to the Escrow Agreement pursuant to TSX Venture Exchange Policy 5.4. The Shares are also subject to restrictions on transfer and a right of first refusal until June 12, 2009 in accordance with the provisions of the settlement agreement dated as of December 31, 2005 (the "Settlement Agreement") between the Offeror and Anthony Beruschi on behalf of himself and others. A description of the Settlement Agreement is contained in the Offeror's news release dated January 27, 2006, which is available at www.sedar.com under the Offeror's profile.

(h) the names of any joint actors in connection with the disclosure required by this Appendix;

None.

(i) **in the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value of the consideration paid by the offeror; and**

Boss issued 26,250,000 Shares to the Offeror for all of its interest in certain mineral claims.

(j) **if applicable, a description of any change in any material fact set out in a previous report by the entity under the early warning requirements or Part 4 in respect of the reporting issuer's securities.**

Not applicable.

Dated: June 13, 2007.

SANTOY RESOURCES LTD.

Per: *"Ron Netolitzky"*
Ron Netolitzky
President

END